

PROXY STATEMENT & ANNUAL REPORT
2025



A MESSAGE FROM OUR INDEPENDENT NON-EXECUTIVE CHAIR OF THE BOARD AND OUR CHIEF EXECUTIVE OFFICER

June 18, 2025

Dear Fellow Stockholders:

In Fiscal Year 2025, we executed our strategy even in a challenging environment. We expanded our share in the attractive and growing defense market, optimized our organization, reduced costs, invested in high-speed, flexible production capacity; and streamlined operations. We strengthened our foundation for future growth and expanded our military and defense capabilities through the acquisition of Bren-Tronics.

Growing Profitability and Cash Flow

(Dollar amounts in Millions)	FY'25	FY'24	YOY	FY'25 Adj[b]	FY'24 Adj[b]	YOY Adj[b]
Sales	$ 3,617.6	$ 3,581.8	1.0%			
Operating Earnings[1]	$ 464.7	$ 351.5	+32.2%	$ 528.1	$ 450.2	+17.3%
EBITDA[1][a]	$ 558.6	$ 434.1	+28.7%	$ 588.6	$ 506.8	+16.1%
Diluted EPS[2]	$ 8.99	$ 6.50	+38.3%	$ 10.15	$ 8.35	+21.6%

(1) Includes IRC 45X benefits of $184.6M in fiscal 2025, and $136.4M in fiscal 2024.
(2) Includes IRC 45X benefits of $4.56 in fiscal 2025, and $3.29 in fiscal 2024.

We generated revenue growth amid slower demand in key end markets, particularly in communications and transportation, balanced by stronger performance in logistics & warehousing and aerospace & defense. Pricing improvements and stronger sales of higher-margin, maintenance-free products helped mitigate the impact of volume pressure. The Bren-Tronics acquisition and operational improvements in our Energy Systems business further bolstered our overall performance.

EnerSys generated full year operating cash flow of $260.3 million, down $196.7 million from the prior year; free cash flow[b] of over $139.3 million, down $231.3 million from the prior year; returned over $192 million to stockholders through share repurchases and dividends; and increased net leverage[b], ending the year at 1.3x.

Key Highlights

We advanced on our key strategic initiatives, delivered on our technology innovation roadmap, and received numerous accolades and awards. Highlights include:

Advancing Strategic Execution

- Acquired Bren-Tronics, expanding our presence in the defense sector with high-reliability portable lithium power solutions that help protect and power soldiers in the field while accelerating our lithium strategy.

- Grew our higher margin maintenance-free offerings, while reducing our costs and optimizing our global manufacturing footprint.

Delivering Technology Innovation

- Delivered first Fast Charge & Storage battery energy storage systems (BESS) to our launch customer in Canada.

- Leveraged Fast Charge & Storage lithium and software technology to accelerate the development of a BESS for warehouse and distribution center customers that addresses their power continuity challenges.

- Enhanced DataSafe® TPPL (thin plate pure lead) batteries with embedded technology for data center backup power management.

- Launched our NexSys 48-volt heavy duty lithium batteries for electric forklift applications.

- Successfully deployed our ABSL™ lithium-ion space battery onboard NASA's Europa Clipper spacecraft.

Recognition and Awards

■ Named One of America's Most Responsible Companies by Newsweek for the third consecutive year.

■ Recognized among *TIME* World's Best Companies 2024 and *Forbes* Best Employers for New Grads 2024.

■ Earned the 2024 Energy Storage Product of the Year Award at the Electrical Review and Data Centre Review.

■ Earned the 2025 Military Friendly® Employer designation.

Leadership Transitions

We welcomed to our board Mr. David Habiger, Vice Chairman of J.D. Power and Ms. Lauren Knausenberger, Executive VP and Chief Innovation Officer at SAIC, their deep technology and digital expertise bring new perspectives as we broaden our portfolio to include more systems and related services offerings.

We express our deepest gratitude to Dave Shaffer for his visionary leadership throughout his more than nine years as CEO and nearly two decades with EnerSys. Under Dave's leadership, EnerSys has transformed from a traditional lead-acid battery company with limited scale into a global leader in energy systems solutions, growing revenue by some 56% through strategic acquisitions and groundbreaking product innovations. Today EnerSys is uniquely position with a portfolio of smart battery and energy management technologies, including both lithium-ion and lead chemistries. We sincerely thank Dave for his contributions to EnerSys and the battery industry.

In May, the board appointed Shawn O'Connell as EnerSys' new CEO. Shawn has been a highly respected and experienced member of our executive team who has consistently demonstrated exceptional leadership, deep industry expertise, and a clear strategic vision for the future. He has held key executive positions in each of our core businesses and international operating regions. Our Board is confident that Shawn's leadership will build on EnerSys' strong foundation and drive the Company forward into its next chapter of profitable growth.

Looking Ahead

As we look ahead to 2026 and beyond, we are confident in our strong position as a leading global provider of energy storage solutions. Our solutions are integral to critical infrastructure across communications, data centers, logistics, transportation, and aerospace and defense sectors. As the global energy landscape continues to evolve, we remain focused on delivering reliable, resilient, and efficient energy systems that support our customers, strengthen national infrastructure, and enhance energy security. We are excited about the future of EnerSys and our ability to drive profitable growth and enhance shareholder value.

Thank you for your trust in us, for investing in our future, and for being an integral part of our journey.

Sincerely,

Paul J. Tufano
Independent Non-Executive Chair of the Board

Shawn M. O'Connell
President and Chief Executive Officer

(a) EBITDA is a non-GAAP financial metric. Net Earnings are adjusted for GAAP depreciation, amortization, interest and income taxes to arrive at EBITDA, which was $434.1 million in FY'24 and $558.6 million in FY'25. See Footnote (b) for additional information.

(b) Adjusted operating earnings, EBITDA, adjusted diluted earnings per share, free cash flow and net leverage ratio are non-GAAP financial metrics. Please refer to "Management's Discussion and Analysis" in our Annual Report on Form 10-K attached to this letter for additional information and to a reconciliation of the non-GAAP measures to the comparable GAAP measure contained in Exhibit 99.1 to the Company's Current Report on Form 8-K filed on May 21, 2025.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this letter and proxy statement regarding EnerSys' business, which are not historical facts, are "forward-looking statements" that involves risks and uncertainties. For a discussion of such risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see EnerSys' filings with the Securities Exchange Commission, including "Item 1A. Risk Factors" in EnerSys' Annual Report on Form 10-K attached to this letter. These statements speak only as of the date of this letter and proxy statement, even if subsequently made available by EnerSys on its website or otherwise. EnerSys undertakes no obligation to update or revise these statements to reflect events or circumstances occurring after the date of this letter and proxy statement.

ANNUAL MEETING INVITATION



June 18, 2025

Dear Fellow Stockholder:

Our 2025 Annual Meeting will be held virtually on Thursday, July 31, 2025, at 10:00 a.m. (Eastern Time). We have carefully contemplated the forum in which to conduct the annual meeting and determined that holding a virtual meeting live via webcast creates an inclusive environment that affords all Stockholders the opportunity to attend and participate in the meeting. Stockholders will not be able to attend the Annual Meeting in person.

The Annual Meeting will be accessible online only at www.proxydocs.com/ENS (the "Annual Meeting platform"). We encourage you to access the Annual Meeting platform prior to the start time and allow sufficient time to log into the virtual Annual Meeting and test your computer system. You can do so by entering the control number found on the proxy card or voting instruction form that accompanied your previously distributed proxy materials when requested by the Annual Meeting platform. Upon registering for the Annual Meeting, you will receive an email with additional information related to the virtual meeting. You may vote and ask questions during the Annual Meeting by following the instructions available on the Annual Meeting platform.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the Annual Meeting virtually, we urge you to read these proxy materials and cast your vote on the matters that will be presented at the Annual Meeting. Stockholders of record have the option of voting by telephone, through the Internet or by completing, signing, dating, and returning the enclosed proxy card in the envelope provided. Doing so will not prevent you from voting virtually during your attendance at the Annual Meeting.

Thank you for your continued support and interest in EnerSys.

Sincerely,

Paul J. Tufano
Independent Non-Executive Chair of the Board

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NOTICE of 2025 ANNUAL MEETING of STOCKHOLDERS



Date and Time:	Thursday, July 31, 2025, at 10:00 a.m. (Eastern Time)
Place:	www.proxydocs.com/ENS
Items to be voted:	■ elect three (3) Class III director nominees named in this proxy statement;
	■ ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year ending March 31, 2026;
	■ an advisory vote to approve the compensation of EnerSys' named executive officers; and
	■ conduct any other business properly brought before the meeting.
Record date:	Stockholders of record at the close of business on June 4, 2025, may vote at the meeting, and any adjournments or postponements thereof. A list of stockholders will be available at the Annual Meeting.

By Order of the Board of Directors

Joseph G. Lewis
Chief Legal & Compliance Officer and Secretary

June 18, 2025

Your vote is important!

Stockholders of record can vote their shares by using the Internet or the telephone or by attending the meeting virtually and voting in accordance with the website's instructions. Instructions for voting by using the Internet or the telephone are set forth in the Notice of Internet Availability that has been provided to you. Stockholders of record who received a paper copy of the proxy materials also may vote their shares by marking their votes on the proxy card provided, signing, and dating it, and mailing it in the envelope provided, or by attending the meeting and voting virtually.

**Important Notice Regarding the Availability
of Proxy Materials for the Annual Meeting to be Held on July 31, 2025**

The Proxy Statement and Annual Report to Stockholders are available at www.enersys.com and at www.proxydocs.com/ENS.

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TABLE OF CONTENTS

GENERAL INFORMATION	1
PROPOSAL NO. 1 ELECTION OF THE CLASS III DIRECTOR NOMINEES OF THE BOARD OF DIRECTORS	5
General	5
Director Nominees of the Board of Directors	5
BOARD OF DIRECTORS	6
CORPORATE GOVERNANCE	15
Independence of Directors	15
Access to Corporate Governance Documents	15
Committees of our Board of Directors	15
Process for Selection of Director Nominee Candidates	17
Board Leadership Structure	18
The Board's Role in Risk Oversight	18
Charters of the Committees of the Board of Directors	20
Director Attendance at Board, Committee and Annual Meetings	20
Executive Sessions of Non-Management Directors	21
Communications with the Board of Directors	21
Code of Business Conduct and Ethics	21
Sustainability Initiatives	21
Human Capital Management	22
DIRECTOR COMPENSATION	24
Cash Compensation	24
Equity Compensation	24
Director Deferred Compensation Plan	24
Stock Ownership Guidelines	25
Hedging and Pledging Prohibition	25
NON-EMPLOYEE DIRECTOR COMPENSATION FOR FISCAL YEAR 2025	26
PROPOSAL NO. 2 RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	27
AUDIT COMMITTEE REPORT	27
Background	27
Responsibility	27
Process and Recommendation	27
Fees of Independent Auditors	28
Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services by Independent Auditors	28
Appointment of Independent Registered Public Accounting Firm for Fiscal Year 2026	29
EXECUTIVE OFFICERS	30
EXECUTIVE COMPENSATION	31
Compensation Discussion and Analysis	31
Business Overview	31
Fiscal Year 2025 Performance	32
Fiscal Year 2025 Compensation Actions	32
Summary of Other Major Program Elements	33
Results of 2024 Advisory Vote on Executive Compensation–Say-on-Pay	33
Executive Compensation Policy	34
Determination of Compensation	34
Components of Executive Compensation	35

Other Matters 40

Compensation Committee Report 42

Compensation Tables 43

Summary Compensation Table 43

Employment Agreements 44

Grants of Plan-Based Awards Table for Fiscal Year 2025 45

Outstanding Equity Awards as of March 31, 2025 46

Options Exercised and Stock Vested During Fiscal Year 2025 48

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL | 49

CEO PAY RATIO | 51

Pay versus Performance 52

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS | 57

Related Person Transaction Policy 57

Indemnification 57

Indemnity and Expense Agreement 57

DELINQUENT SECTION 16(a) REPORTS | 58

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT | 58

PROPOSAL NO. 3 ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION | 60

OTHER INFORMATION | 61

Stockholder Proposals or Nominations 61

Reduce Duplicate Mailings 61

Other Matters 62

Proxy Solicitation Costs 62

Incorporation by Reference 62

Annual Report for Fiscal Year 2025 62

2025 ANNUAL REPORT ON FORM 10-K | A-1

PROXY STATEMENT

GENERAL INFORMATION

Solicitation of Proxies

The Board of Directors of EnerSys is providing this Proxy Statement to solicit proxies for use at EnerSys' virtual annual meeting of stockholders to be held on Thursday, July 31, 2025, at 10:00 a.m. (Eastern Time) or any adjournment or postponement thereof (the "Annual Meeting"). EnerSys (the "Company," "we," "our," or "us") is first delivering this Proxy Statement and the foregoing Notice on or about June 18, 2025.

Purpose of the Meeting

At the Annual Meeting, our stockholders will be asked to vote on the following proposals:

	Proposals	Board Recommendation	Page Reference
1	To elect three (3) Class III director nominees of the Board of Directors of EnerSys, each to serve until the 2028 annual meeting of stockholders, or until the earlier of their resignation or their respective successors shall have been elected and qualified	**FOR**	**5**
2	To ratify the appointment of Ernst & Young LLP as EnerSys' independent registered public accounting firm for the fiscal year ending March 31, 2026	**FOR**	**27**
3	An advisory vote to approve EnerSys' named executive officer compensation	**FOR**	**60**

Voting and Revocation of Proxies

Stockholders of record have a choice of voting by way of traditional proxy card, by telephone or through the Internet.

By Mail	- Request a proxy card from us by following the instructions on your Notice of Internet Availability. - When you receive your proxy card, mark your selections on the proxy card. - Date and sign your name exactly as it appears on the proxy card. - Mail the proxy card in the postage-paid envelope that is provided to you with your proxy card. If you return the signed proxy card but do not mark the boxes showing how you wish to vote, your votes will be cast "**FOR**" the election of all director nominees; "**FOR**" the ratification of the appointment of Ernst & Young LLP as EnerSys' independent registered public accounting firm; and "**FOR**" the approval of executive compensation.
By Telephone	Call toll-free 1-866-284-6730 and follow the voice prompts.
Through Internet	Access the website www.proxypush.com/ens and follow the instructions.

We encourage each stockholder of record to submit their proxy electronically through the Internet, if that option is available, or by telephone. Delivery of a proxy in any of the three ways listed above will not affect the right of a stockholder of record to attend the Annual Meeting and vote during the virtual meeting. If you hold your shares in "street name" (that is, through a broker, trustee, or other holder of record), you will receive a voting instruction card from your broker seeking instructions as to how your shares should be voted. If no voting instructions are given, your broker or nominee has discretionary authority to vote your shares on your behalf on routine matters. A "broker non-vote" results on a matter when your broker or nominee returns a proxy but does not vote on a particular proposal because it does not have discretionary authority to vote on that proposal and has not received voting instructions from you. We believe that your broker or nominee only has discretionary voting power with respect to the proposal regarding the ratification of the appointment of the independent registered public accounting firm. You may not vote shares held in "street name" at the Annual Meeting unless you obtain a legal proxy from your broker or holder of record.

Any stockholder of record giving a proxy may revoke it by doing any of the following:

- delivering a written notice of revocation to the Secretary of EnerSys, dated later than the proxy, but before the vote is taken at the Annual Meeting;

- delivering a duly executed proxy to the Secretary of EnerSys, bearing a later date (including proxy by telephone or through the Internet) before the vote is taken at the Annual Meeting; or

- voting virtually at the Annual Meeting (your attendance at the Annual Meeting, in and of itself, will not revoke the proxy).

Any written notice of revocation, or later dated proxy, should be delivered to EnerSys, 2366 Bernville Road, Reading, Pennsylvania 19605, Attention: Joseph G. Lewis, Chief Legal & Compliance Officer, and Secretary.

Record Date

Only stockholders of record at the close of business on June 4, 2025 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting. At the close of business on the Record Date, there were 38,593,213 shares of EnerSys common stock outstanding, each of which will be entitled to one vote at the Annual Meeting.

Quorum

The presence, virtually or by proxy, of stockholders entitled to cast at least a majority of the votes that all stockholders are entitled to cast will constitute a quorum at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the Annual Meeting for purposes of determining the presence of a quorum.

Tabulation of Votes

Our bylaws provide for majority voting procedures for the election of directors in an election where the number of director nominees does not exceed the number of directors to be elected (an "uncontested election"). In an uncontested election, to be elected, a director nominee must receive more "for" than "against" votes cast by the holders of shares of our common stock present virtually or represented by proxy at the meeting and entitled to vote on the election of directors (a "majority vote"). In an election where the number of director nominees exceeds the number of directors to be elected, directors are elected by a plurality vote, which means that the director nominees receiving the most votes cast by the holders of shares of our common stock present virtually or represented by proxy at the meeting and entitled to vote on the election of directors will be elected, regardless of the number of votes cast in favor of each director nominee. The election of directors at this Annual Meeting is an uncontested election. A nominee holding shares in street name does not have discretionary voting power with respect to the election of directors and may not vote shares unless the nominee receives voting instructions from the beneficial owner. **If your shares are held by a broker, it is important that you provide instructions to your broker, so your vote is counted in the election of directors.** Abstentions and broker non-votes will not constitute or be counted as "votes" cast for purposes of Proposal 1.

If an incumbent director receives more "against" than "for" votes, in accordance with our Corporate Governance Guidelines, the Nominating and Corporate Governance Committee of our Board of Directors will consider such director's contingent resignation and recommend to the Board of Directors the action to be taken. The Board of Directors will act on such recommendation and publicly disclose its decision and the rationale behind such decision within 90 days from the date of the certification of the election results.

The ratification of the appointment of Ernst & Young LLP, as EnerSys' independent registered public accounting firm for the fiscal year ending March 31, 2026, requires the affirmative vote of the holders of a majority of the shares represented and entitled to vote at the Annual Meeting. With respect to these matters, abstentions will have the same effect as voting against such proposal, and broker non-votes, if any, will not constitute or be counted as "votes" cast for purposes of such proposal.

The affirmative vote of the holders of a majority of shares of our common stock, present virtually or represented by proxy and entitled to vote, is required for approval with respect to the advisory vote to approve our named executive officer compensation. An abstention is treated as present and entitled to vote and therefore has the effect of a vote against the advisory vote on executive compensation. A nominee holding shares in street name does not have discretionary voting power with respect to this proposal and may not vote shares unless the nominee receives voting instructions from the beneficial owner. Additionally, a broker non-vote will not constitute or be counted as "votes" cast for purposes of the advisory vote to approve our named executive officer compensation.

Although the advisory vote to approve our named executive officer compensation is non-binding, as provided by law, the Compensation Committee of our Board of Directors will review the result of the vote and take it into account in making a determination concerning executive compensation. For information regarding the Compensation Committee's views in connection with the results of the 2024 non-binding advisory vote of stockholders to approve executive compensation, see the discussion beginning on page 33.

If any other matters are properly presented for consideration at the meeting, including, among other things, consideration of a motion to adjourn the meeting to another time or place, the persons named in the proxy card will have discretion to vote on those matters according to their best judgment to the same extent as the person signing the proxy would be entitled to vote. At the date of this proxy statement, we do not anticipate that any other matters will be raised at the Annual Meeting.

Attendance at the Annual Meeting

This year's Annual Meeting will be a virtual meeting of the stockholders. All stockholders of record on June 4, 2025 are invited to participate in the meeting. We have structured our virtual meeting to provide stockholders the same rights as if the meeting were held in person, including the ability to vote shares electronically during the meeting and ask questions in accordance with the rules of conduct for the meeting.

Virtual admittance to the Annual Meeting will be limited to stockholders as of close of business on the Record Date, their authorized representatives, and guests of EnerSys. A list of stockholders will be available at the Annual Meeting. To be admitted to the Annual Meeting, you must register for the meeting online at www.proxydocs.com/ENS in advance of the meeting, which will be held at 10:00 a.m. (Eastern Time) on July 31, 2025. You can do so by entering the control number found on the proxy card or voting instruction form that accompanied your previously distributed proxy materials when requested by the Annual Meeting platform. Upon registering for the Annual Meeting, you will receive an email with additional information related to the virtual meeting, including your unique links that will allow you to access the meeting and to submit questions in advance of the meeting. Additional instructions on how to access and navigate attendance at the Annual Meeting can be found on our website at *investor.enersys.com*.

Asking and/or Submitting Questions During the Annual Meeting

Our virtual Annual Meeting will allow stockholders to submit questions before the meeting, during the entirety of the registration period, and additionally again in real time live during the Annual Meeting. During the designated question and answer period at the Annual Meeting, we will respond to appropriate questions submitted by stockholders.

We will answer as many stockholder-submitted questions as time permits, with the exception of any questions that are irrelevant to the purpose of the Annual Meeting or our business or that contain inappropriate or derogatory references that are not in good taste. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition. Any questions that we are unable to address during the Annual Meeting will be answered following the Annual Meeting.

Technical Support for the Virtual Meeting Platform

We encourage you to access the Annual Meeting platform prior to the start time and allow ample time to log into the virtual Annual Meeting and test your computer system. If you encounter any difficulties accessing the Annual Meeting platform, including any difficulties voting or submitting questions, technical support contact information including links to an FAQ Knowledgebase and a meeting specific technical support telephone number will be provided on the meeting invitation sent one hour prior to the meeting, and technicians will be available until the meeting concludes.



Proposal No. 1 Election of the Class III Director Nominees of the Board of Directors

General

Our certificate of incorporation provides that the Board of Directors shall consist of not less than three or more than eleven members, as fixed by the Board of Directors from time to time. The certificate of incorporation also divides the Board into three classes, with each class to be as nearly equal in number as possible. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, nominees for directors in that class will be considered for election for three-year terms at the annual meeting of stockholders in the year in which the term of directors in that class expires.

Our Board of Directors set its size at ten members following the 2024 Annual Meeting, divided into three classes. The classes are currently composed of the following directors:

- Ms. Chan and Messrs. Fludder, Tufano and Wynter are Class I directors, whose terms will expire at the 2026 annual meeting of stockholders.
- Mr. Habiger, Ms. Knausenberger and Ms. Morytko are Class II directors, whose terms will expire at the 2027 annual meeting of stockholders.
- Messrs. Hoffen, O'Connell and Vargo are Class III directors, whose terms will expire, if elected, at the 2028 annual meeting of stockholders.

Our Corporate Governance Guidelines provide that a director who has reached the age of 75 may not be nominated for reelection.

Director Nominees of the Board of Directors

Based on the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors has unanimously nominated each of Messrs. Hoffen, O'Connell, and Vargo for election as Class III directors of EnerSys. Each director nominee has consented to being named in this Proxy Statement and to serve, if elected. Each of the directors elected at the Annual Meeting will hold office until the 2028 annual meeting of stockholders or until the earlier of their resignation or their successors are duly elected and qualified. If any of the nominees become unable to accept their nomination or election, the persons named in the proxy may vote for a substitute nominee selected by the Board of Directors. Our management, however, has no present reason to believe that any Class III nominee will be unable to serve as a director, if elected.

The Board of Directors recommends a vote "FOR" each director nominee

BOARD OF DIRECTORS

The following tables set forth certain information with respect to our directors and our director nominees as of the date of this Proxy Statement:

Name	Age	Position with EnerSys	Term will Expire (1)
Caroline Chan	62	Director	2026
Steven M. Fludder	65	Director	2026
Dave Habiger	56	Director	2027
Howard I. Hoffen	61	Director	2025
Lauren Knausenberger	44	Director	2027
Tamara Morytko	54	Director	2027
Shawn M. O'Connell	52	Director, President, and Chief Executive Officer	2025
Paul J. Tufano	71	Independent Non-Executive Chair	2026
Ronald P. Vargo	71	Director	2025
Rudolph Wynter	60	Director	2026

(1) Terms of office for continuing directors and director nominees are scheduled to expire at the annual meeting of stockholders to be held in the year indicated. In accordance with the Corporate Governance Guidelines, no director who has reached the age of 75 may be nominated for reelection.

Our directors and director nominees collectively possess the expertise, leadership skills, and diversity of experiences and backgrounds to oversee the execution of the Company's growth strategy and protect long-term stockholder value, which qualifications are summarized below. More detailed information about each director and director nominee can be found under their respective biography.

Name	Executive Leadership	Character / Integrity	Industry / Manufacturing	Scientific / Technology	Global / International	Accounting / Financial	Cyber	Enviro
Caroline Chan	✓	✓		✓	✓			
Steven Fludder	✓	✓	✓	✓	✓	✓		✓
Dave Habiger	✓	✓		✓	✓	✓	✓	
Howard I. Hoffen	✓	✓				✓		
Lauren Knausenberger	✓	✓		✓		✓	✓	
Tamara Morytko	✓	✓	✓		✓	✓		
Shawn M. O'Connell	✓	✓	✓		✓	✓		
Paul J. Tufano	✓	✓	✓	✓	✓	✓		
Ronald P. Vargo	✓	✓	✓	✓	✓	✓		
Rudolph Wynter	✓	✓	✓		✓	✓		✓



CAROLINE CHAN　　　　　　　　　　**Age** 62　　　**Director Since** 2020

Vice President & General Manager, Intel Corporation

INDEPENDENT DIRECTOR

EnerSys Committees: Compensation, Nominating & Corporate
Governance, Technology Advisory Committee
Other Public Boards: None

DIRECTOR QUALIFICATION HIGHLIGHTS

- ✓　Wireless / 5G Infrastructure
- ✓　Strategic Planning
- ✓　International Business

Career Highlights: Ms. Chan has been a Director of EnerSys since 2020. Since 2024, she has been the Vice President and General Manager of Telco and Edge AI at Intel Corporation whose shares are listed on the NASDAQ stock market. From 2018 to 2024, she was the Vice President and General Manager of the Network Business Incubator Division at Intel. Ms. Chan has held numerous other positions with Intel, such as Vice President and General Manager of the 5G Infrastructure Division (from 2017 to 2018), Sr. Director of the 5G Infrastructure Division (from 2016 to 2017), Director of Wireless Technology and Strategy (from 2010 to 2016), and Director of Strategy Business Development, Wireless Program Office (from 2009 to 2010).

Board Experience: Since 2017, Ms. Chan has served as a director of Telecom Infra Project, a non-profit membership organization focused on progress and developments in all facets of the telecom industry. In addition, Ms. Chan also serves as director of CTIA, a non-profit industry group representing wireless operators and vendors in the Americas.

Skills and Qualifications: Ms. Chan's strategic planning expertise, especially as it relates to 5G and wireless infrastructure and market development, makes her an invaluable contributor to the Board. Ms. Chan received her Bachelor of Science degree in Electrical and Computing Engineering from the University of Texas and her Master of Science degree in Electrical and Computing Engineering from the University of Massachusetts.



STEVEN M. FLUDDER　　　　　　　**Age** 65　　　**Director Since** 2020

Former Chief Executive Officer of LS Energy Solutions LLC

INDEPENDENT DIRECTOR

EnerSys Committees: Audit, Nominating & Corporate
Governance, Compensation (Chair), Technology Advisory
Committee
Other Public Boards: None

DIRECTOR QUALIFICATION HIGHLIGHTS

- ✓　Smart Energy Storage
- ✓　Electric Grid Experience
- ✓　Environmental Business Initiatives

Career Highlights: Mr. Fludder has been a Director of EnerSys since 2020. From October 2020 to January 2024, he was the President and Chief Executive Officer of LS Energy Solutions LLC, an energy storage and related technologies company. From 2017 to 2020, he served as the Chief Executive Officer of NEC Energy Solutions, Inc., an electric power grid scale energy storage company wholly owned by NEC Corporation, a Japanese multinational information technology and electronics company whose shares are listed on the Tokyo Stock Exchange. From 2015 to 2017, Mr. Fludder was the Chief Executive Officer of alpha-En Corporation, a battery technology company publicly quoted on the OTC stock market. From 2010 to 2014, he was Senior Executive Vice President, Division General Manager and Samsung Group Officer, where he was head of worldwide sales and marketing for Samsung Engineering, a global engineering, procurement and construction (EPC) firm serving a broad range of energy industries, and head of Samsung Techwin Power Systems Division. Prior to Samsung, he had a 27-year career with General Electric in various executive roles in the electric power and aviation industries including having served as a GE Vice President and Corporate Officer. He also led GE's companywide environmental business initiative. Over the course of his career Mr. Fludder gained substantial international experience and was based overseas in several locations across Asia and the Middle East for a total of 16 years.

Board Experience: Mr. Fludder served as a director of Ocean Power Technologies Inc., a renewable energy company focused on remote offshore applications whose shares are listed on the New York Stock Exchange, from May 2016 through December 2020.

Skills and Qualifications: Mr. Fludder's expertise in smart energy storage and electric power grids, as well as his significant experience in environmental-focused business initiatives qualifies him to serve on the Board of Directors. He received a Bachelor of Science degree in Mechanical Engineering from Columbia University and a Bachelor of Science degree from Providence College. He earned a Master of Science degree in Mechanical Engineering from the Massachusetts Institute of Technology.



DAVE HABIGER	**Age** 56	**Director Since** 2024

Vice Chairman, J.D. Power

INDEPENDENT DIRECTOR

EnerSys Committees: Compensation, Nominating & Corporate Governance, Technology Advisory Committee

Other Public Boards: Reddit, Inc., Xperi, Inc., and Boston Scientific Corporation

DIRECTOR QUALIFICATION HIGHLIGHTS

- ✓ Financial
- ✓ Strategic Planning
- ✓ Technology
- ✓ Cybersecurity
- ✓ International Business

Career Highlights: Mr. Habiger has served as Vice Chairman since May 2025, and formerly as Chief Executive Officer and President of J.D. Power, an automotive SAAS and global consumer data / analytics company, since March 2018. He previously served as Chief Executive Officer at the software companies Textura Corporation, NDS Group, Ltd., and Sonic Solutions between 2005 and 2016. From October 2012 to January 2020, Mr. Habiger served as a Senior Advisor at Silver Lake Partners, a private equity firm, and from January 2013 to October 2019, he was a Venture Partner at Pritzker Group, a venture capital firm.

Board Experience: Mr. Habiger has served on the board of directors of Reddit, Inc., a social media and software company, whose shares are listed on The New York Stock Exchange, since November 2022 and as Chairperson of the Board of Directors since November 2023. He has been a director and Chairman of the Board of Xperi, Inc., a consumer and entertainment products licensing company, whose shares are listed on The New York Stock Exchange, since October 2022. He was a director of its predecessors, Xperi Holding Corp. (renamed Adeaia, Inc.), a product and intellectual property licensing company, whose shares are listed on The NASDAQ Stock Market, from June 2020 until its separation in October 2022 and Xperi Corporation, a product and intellectual property licensing company, whose shares were listed on The NASDAQ Stock Market, from December 2016 until it merged with TiVo Corporation to form Xperi Holding Corp. in June 2020. Mr. Habiger has served on the board of directors of Boston Scientific Corporation, a biotechnology and medical device manufacturing company, since July 2024. Mr. Habiger has served on the board of directors of a number of technology companies, including Stamps.com, Inc., a provider of internet-based postage services, whose shares were listed on The NASDAQ Stock Market, from October 2016 to October 2021; Grubhub Inc., an online and mobile food ordering and delivery platform, whose shares were listed on The New York Stock Exchange, from October 2016 to June 2021; Echo Global Logistics, Inc., a transportation management technology company, whose shares were listed on The NASDAQ Stock Market, from December 2012 to November 2021; and Control4 Corporation, a provider of home and business automation systems, whose shares were listed on The NASDAQ Stock Market, from September 2012 to August 2019. Mr. Habiger also previously served on the board of directors of Noble Rock Acquisition Corporation, a public blank check company organized for the purpose of effecting a business combination with one or more target businesses, whose shares were listed on The NASDAQ Stock Market, from January 2021 to December 2022. He has also been a board member of the Federal Reserve Bank of Chicago since 2020, where he is a member of its System Activities, Bank Operations and Risk (SABOR) Committee, is past chair and member of its Governance and Human Resources Committee and served as the co-chair of its Presidential Search Committee.

Skills and Qualifications: Mr. Habiger is qualified to serve as a member of the Board of Directors because he is a seasoned consumer and technology sector executive with particular expertise in digital media and automotive software, with experience serving on more than 12 public company boards as well as his deep understanding of business, operational, and financial matters. He received his Bachelor of Arts degree from St. Norbert College and his Master of Business Administration degree from the University of Chicago.



HOWARD I. HOFFEN	**Age** 61	**Director Since** 2004

Chairman, CEO and Managing Director, Metalmark Capital LLC

INDEPENDENT DIRECTOR

DIRECTOR QUALIFICATION HIGHLIGHTS

EnerSys Committees: Nominating & Corporate Governance
Other Public Boards: None

- ✓ Audit & Financial
- ✓ Risk Management
- ✓ Strategic Planning

Career Highlights: Mr. Hoffen has been a Director of EnerSys since it became publicly traded in July 2004. He is currently the Chairman, Chief Executive Officer, and a Partner of Metalmark Capital LLC. Mr. Hoffen was a founding member of Metalmark in 2004 and served as Chairman and Chief Executive Officer of Morgan Stanley Capital Partners from 2001 to 2004, after having performed various roles in the private equity group since he joined Morgan Stanley in 1985.

Board Experience: From October 2019 to September 2021, Mr. Hoffen served as Chairman of Amplitude Healthcare Acquisition Corp., a special purpose acquisition company that acquired Jasper Therapeutics, a biotechnology company focused on hematopoietic stem cell transplantation, whose shares are listed on The NASDAQ Stock Market. Mr. Hoffen serves and has served as a Director of numerous public and private companies throughout his career. In addition to his professional responsibilities, he sits on the Board of Playing For Change Foundation, the Met Council, and Dean's Advisors at Harvard Business School.

Skills and Qualifications: Through Mr. Hoffen's experience in private equity and service on other corporate boards, he has dealt with a wide range of issues including audit and financial reporting, risk management, executive compensation and strategic planning. He received his Master of Business Administration degree from Harvard Business School and his Bachelor of Science degree from Columbia University.



LAUREN KNAUSENBERGER	**Age** 44	**Director Since** 2024

Executive Vice President and Chief Innovation Officer, SAIC

INDEPENDENT DIRECTOR

DIRECTOR QUALIFICATION HIGHLIGHTS

EnerSys Committees: Audit, Technology Advisory Committee
Other Public Boards: None

- ✓ Cybersecurity
- ✓ Strategic Planning
- ✓ Technology

Career Highlights: Since October 2023, Ms. Knausenberger has been Executive Vice President and Chief Innovation Officer of Science Applications International Corporation (SAIC), an internet technology company focused on the defense, space, civilian and intelligence markets, whose shares are listed on The New York Stock Exchange. From June 2017 to June 2023, she held various senior positions with the U.S. Air Force, including as Chief Information Officer (from August 2020 to June 2023), Chief Transformation Officer (from June 2019 to August 2020) and Director of Cyberspace Innovation (from June 2017 to June 2019).

Board Experience: Ms. Knausenberger has served on various non-profit and advisory boards. She currently serves on the Executive Advisory Board of Colossal Biosciences, Inc., a biotechnology and genetic engineering company.

Skills and Qualifications: Ms. Knausenberger's extensive experience as a thought leader and change agent in technology, digital modernization, cybersecurity and artificial intelligence in both the private and public sector qualifies her for service on the Board of Directors. She was recognized as the ORBIE global CIO of the Year in 2023 and has received two Exceptional Civilian Service medals and over 20 other awards for technology leadership during her time as Chief Information Officer and Chief Transformation Officer for the U.S. Air Force. She earned a Bachelor of Science degree in Decision and Information Sciences from the University of Maryland, and her Master of Business Administration degree from the University of Pennsylvania's Wharton School of Business.



TAMARA (TAMMI) MORYTKO

Senior Vice President, and Group President at Hillenbrand

Age 54   **Director Since** 2022

INDEPENDENT DIRECTOR

EnerSys Committees: Audit, Compensation
Other Public Boards: None

DIRECTOR QUALIFICATION HIGHLIGHTS

✓ Financial Expert
✓ Global Supply Chain
✓ Global Operations

Career Highlights: Ms. Morytko has served as a Director of EnerSys since December 7, 2022. Since September 11, 2023, Ms. Morytko serves as the Senior Vice President, and Group President at Hillenbrand, a global industrial company providing processing equipment and systems, whose shares are listed on the New York Stock Exchange. From September 2020 through February 2023, she was the President of the Pumps Division at Flowserve Corporation, an industry leader in pumps, valves, and other flow control equipment, whose shares are traded on the New York Stock Exchange. From February 2018 until September 2020, Ms. Morytko was the Chief Operating Officer at Norsk Titanium, a leading metal 3D printing company, whose shares were listed on Euronext Growth Oslo. Before joining Norsk, she served as an operations and supply chain consultant. Prior to that Ms. Morytko spent seven years at Baker Hughes, first as Vice President, Global Supply Chain, then as Vice President, North America Region, and finally as President, Asia Pacific Region. From 1996 until 2010, Ms. Morytko served in a number of positions of increasing responsibility at Pratt & Whitney, and as a senior auditor at Arthur Andersen, LLP, from 1992 to 1996.

Board Experience: Since 2019, Ms. Morytko has served on the Board of Directors of The Crosby Group, a KKR portfolio company. She previously served as a member of the Board of Directors of Pioneer Energy Services from 2019 to 2020. She currently serves as a Trustee of the Board of Directors of Harpswell, a not-for-profit organization since December 2024.

Skills and Qualifications: Ms. Morytko has established a reputation in the industry as an enterprise operating leader and supply chain subject matter expert. She also possesses extensive experience and knowledge in audit, finance, and global operations, collectively qualifying her for service on the Board of Directors, and as a financial expert of the Audit Committee, and member of the Compensation Committee. Ms. Morytko received her Bachelor of Science degree in Accounting from Purdue University and a Master of Business Administration degree from Purdue University Krannert School of Management.

	**SHAWN M. O'CONNELL** *President & Chief Executive Officer, EnerSys* **DIRECTOR** **EnerSys Committees:** Technology Advisory Committee **Other Public Boards:** None	**Age** 52 **Director Since** 2025 **DIRECTOR QUALIFICATION HIGHLIGHTS** ✓ Global Leadership Experience ✓ Manufacturing ✓ Sales ✓ Business Transformation

Career Highlights: Mr. O'Connell has been a Director of EnerSys and has served as our President and Chief Executive Officer since May 23, 2025. Prior thereto, he served as President and Chief Operating Officer since November 2024. Mr. O'Connell served as President, Energy Systems Global from November 2023 through November 2024, and President, Motive Power Global from July 2020 through November 2023. Prior thereto, he served as President, Motive Power Americas from April 2019 to July 2020, Vice President—Reserve Power Sales and Service for the Americas from February 2017 to April 2019, and Vice President of EnerSys Advanced Systems from December 2015 to January 2017. Mr. O'Connell joined the Company in March 2011, serving in various sales and marketing capacities in several areas of our business. Mr. O'Connell entered the energy storage industry in 1997 and began his involvement with EnerSys in 2003 as an outside channel partner.

Board Experience: Mr. O'Connell is a Director of several EnerSys subsidiaries. Mr. O'Connell also serves as the Vice Chairman of the Board of Directors of Battery Council International. Mr. O'Connell also serves on the Board of Directors of the Association of European Automotive and Industrial Battery Manufacturers (EUROBAT).

Skills and Qualifications: Mr. O'Connell received his Master of Business Administration degree in International Business from the University of Redlands, CA and his Bachelor of Arts degree in English Literature from the California State University, San Bernardino. Mr. O'Connell is a veteran of the U.S. Army's 82nd Airborne Division (Paratroopers) where he served as a Signals Intelligence Analyst, Spanish Linguist, and held a Top-Secret security clearance. Mr. O'Connell's background combined with a broad range of leadership experience in various aspects of our business globally are attributes that qualify him for service as a member of the Board of Directors.



PAUL J. TUFANO	**Age** 71	**Director Since** 2015

Former President & Chief Executive Officer, Benchmark Electronics, Inc.

INDEPENDENT NON-EXECUTIVE CHAIR OF THE BOARD

EnerSys Committees: None
Other Public Boards: Teradyne, Inc.

DIRECTOR QUALIFICATION HIGHLIGHTS

✓ Financial Expert
✓ Senior Leadership Experience
✓ Manufacturing
✓ Technology
✓ International Business

Career Highlights: Mr. Tufano has been a Director of EnerSys since April 2015, and Non-Executive Independent Chair of the Board of Directors since August 2024. From September 2016 until March 2019, he was President and Chief Executive Officer of Benchmark Electronics, Inc., a global provider of electronics contract manufacturing services and integrated engineering design and test services, whose shares are listed on The New York Stock Exchange. From February 2016 through March 2019, Mr. Tufano also served as a member of its Board of Directors. From December 2008 through September 2013, Mr. Tufano served as Chief Financial Officer of the Alcatel-Lucent Group, a telecommunications company, whose shares were listed on The New York Stock Exchange and the Paris Stock Exchange. In January 2013, in addition to his Chief Financial Officer responsibilities, he was named Chief Operating Officer. Before joining Alcatel-Lucent, Mr. Tufano served as Executive Vice President and Chief Financial Officer of Solectron Corporation, an electronics manufacturing company for original equipment manufacturers, from January 2006 to October 2007 and as Interim Chief Executive Officer from February 2007 to October 2007. Prior to joining Solectron, Mr. Tufano was President and Chief Executive Officer at Maxtor Corporation, a manufacturer of computer hard disks, from February 2003 to November 2004. Previously, he served as Executive Vice President and Chief Operating Officer from April 2001 and as Chief Financial Officer from July 1996 at Maxtor Corporation. From 1979 until he joined Maxtor Corporation in 1996, Mr. Tufano held management positions in finance and operations at International Business Machines Corporation (IBM), a technology and consulting company.

Board Experience: Mr. Tufano has been a Director of Teradyne, Inc., a supplier of automation equipment for test and industrial applications whose shares are listed on The NASDAQ Exchange, since March 2005, and was appointed as Chair of its Board of Directors in May 2021. He served on the Board of Directors of Benchmark Electronics, Inc., as discussed above.

Skills and Qualifications: Mr. Tufano's experience qualifying him for service as a member of the Board of Directors includes expertise garnered from service as a former senior executive, including holding the positions, at times, of Chief Executive Officer or Chief Financial Officer, of several public manufacturing companies involving complex technologies. Mr. Tufano holds a Bachelor of Science degree in Economics from St. John's University and a Master of Business Administration, Finance, Accounting, and International Business degree from Columbia University.



RONALD P. VARGO

Age 71   **Director Since** 2017

Former Executive Vice President and Chief Financial Officer of ICF International, Inc.

INDEPENDENT DIRECTOR

EnerSys Committees: Audit (Chair), Compensation
Other Public Boards: EPAM Systems, Inc.

DIRECTOR QUALIFICATION HIGHLIGHTS

✓ Financial Expert
✓ Technology & Engineering
✓ Leadership Experience
✓ International Business

Career Highlights: Mr. Vargo has been a Director of EnerSys since August 2017. Mr. Vargo served as Executive Vice President and Chief Financial Officer of ICF International, Inc., a global consulting and technology services company whose shares are listed on The NASDAQ Stock Market, from April 2010 to May 2011. Prior to joining ICF, he served as the Executive Vice President and Chief Financial Officer of Electronic Data Systems ("EDS"), a global technology services company, and served as a member of the EDS Executive Committee. Mr. Vargo joined EDS as Vice President and Treasurer in 2004 and was promoted to Chief Financial Officer in 2006. Before joining EDS, he was employed from 1991 to 2003 by TRW, Inc., a global manufacturing and service company strategically focused on providing products and services with a high technology or engineering content to the automotive, space and defense markets. While at TRW, Mr. Vargo served in the positions of Vice President of Investor Relations and Treasurer and Vice President of Strategic Planning and Business Development. He began his career with General Electric in 1976 and also served in numerous leadership positions at BP plc and the Standard Oil Company, which was acquired by BP.

Board Experience: Since 2012, Mr. Vargo has served as a Director of EPAM Systems, Inc., a global provider of product development and software engineering solutions, whose shares are listed on The New York Stock Exchange. From 2009 through its acquisition in April 2022, he served as a Director of Ferro Corporation, a leading supplier of technology based functional coatings and color solutions, whose shares were listed on The New York Stock Exchange.

Skills and Qualifications: Mr. Vargo's financial acumen and broad leadership experiences in technology and engineering in global markets qualify him for service on the Board of Directors, and as the Chair and a financial expert of the Audit Committee, and member of the Compensation Committee. Mr. Vargo holds a Master of Business Administration degree in Finance and General Management from Stanford University and a Bachelor of Arts degree in Economics from Dartmouth College.



RUDOLPH (RUDY) WYNTER	**Age** 60	**Director Since** 2022

Former President, National Grid plc New York Business

INDEPENDENT DIRECTOR

EnerSys Committees: Audit, Nominating & Corporate Governance (Chair), Technology Advisory Committee
Other Public Boards: Balfour Beatty

DIRECTOR QUALIFICATION HIGHLIGHTS

✓ Grid and Regulated Energy
✓ Strategic Planning & Operations
✓ Environmental

Career Highlights: Mr. Wynter has been a Director of EnerSys since August 1, 2022. From April 1, 2021 through September 30, 2024, he served as the President of National Grid PLC's New York business, where he led their regulated energy delivery portfolio that provides electricity and natural gas service to customers across the State of New York. National Grid plc has a primary listing on the London Stock Exchange where it is a constituent of the FTSE 100 Index, and a secondary listing in the form of its American depositary receipts on the New York Stock Exchange. Prior thereto, in his more than 30-year tenure at National Grid and its legacy companies, he has served in many senior and operational roles, from Chief Operating Officer of its Wholesale Networks & Capital Delivery business to Strategic Planning, Engineering and Operations.

Board Experience: Mr. Wynter has served on the board of Balfour Beatty, whose shares are listed on the London Stock Exchange, since December 1, 2024. Mr. Wynter also serves on the board of El Paso Electric Company, a Texas-based public utility company, since January 21, 2025.

Skills and Qualifications: Mr. Wynter's wide-ranging experience includes a focus on grid resilience and clean energy technologies, including renewable energy sources as part of the solution to meet greenhouse gas emissions, as well as significant experience in strategic planning, operations and engineering. All of these attributes qualify him for service as a member of the Board of Directors, Chair of the Nominating and Corporate Governance Committee, and a member of the Technology Advisory Committee. Mr. Wynter earned his Bachelor of Science degree in Mechanical Engineering from Pratt Institute and his Master of Business Administration degree from Fordham University.

CORPORATE GOVERNANCE

Independence of Directors

Our Board of Directors determined that all directors and director nominees, with the exception of Mr. O'Connell, are independent from EnerSys and our management under the listing standards of The New York Stock Exchange ("NYSE"). The Board considered the NYSE standards, the fact that there were no transactions or arrangements between the directors and EnerSys, other than the consideration for serving as a director, and all other relevant facts and circumstances in making these independence determinations and concluded that there were no material relationships between any of our directors and EnerSys.

There are no familial relationships among our directors or executive officers.

Access to Corporate Governance Documents

Our corporate governance information and materials, including our Corporate Governance Guidelines, charters of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, the Code of Business Conduct and Ethics, and the Policy on Insider Trading, are available on the Investors page of our website at *www.enersys.com* or at *investor.enersys.com*, and any stockholder may obtain printed copies of these documents by writing to Investor Relations at: EnerSys, 2366 Bernville Road, Reading, Pennsylvania 19605, by e-mail at: *investorrelations@enersys.com* or by calling Investor Relations at (610) 236-4040. Information contained on the website is not incorporated by reference or otherwise considered part of this Proxy Statement.

Committees of our Board of Directors

Our Board of Directors has an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee, each of which has the composition and responsibilities described below. The Board of Directors has determined that each committee member is independent under the NYSE listing standards. Our Board of Directors, from time to time, may establish other committees.

Audit Committee

From November 3, 2023 through August 1, 2024, directors Chung, Fludder, Morytko, Tufano and Vargo (Chair) served as members of the Audit Committee. Since August 1, 2024, directors Fludder, Knausenberger, Morytko, Vargo (Chair) and Wynter serve as members of the Audit Committee.

For fiscal year 2025, the Board of Directors appointed each of directors Chung, Fludder, Knausenberger, Morytko, Tufano, Vargo and Wynter as an "audit committee financial expert," as such term is defined in rules promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board of Directors determined that each member of the Audit Committee is an independent director under the NYSE listing standards and the SEC rules and regulations applicable to audit committees and financially literate in accordance with the NYSE listing standards.

This Committee held a total of five (5) meetings during the fiscal year ended March 31, 2025.

The Audit Committee is responsible for:

- appointing, compensating and overseeing our independent registered public accounting firm ("independent auditors");
- overseeing management's fulfillment of its responsibilities for financial reporting and internal control over financial reporting;
- overseeing the activities of our internal audit function;
- reviewing and discussing policies and procedures with respect to risk assessment and overall enterprise risk management, including cybersecurity and artificial intelligence; and
- reviewing, discussing, and overseeing policies relating to our hedging, swaps, and other derivative transactions.

For additional information, see "Audit Committee Report" herein and the Audit Committee Charter, which is available on the Investors page of our website at *www.enersys.com* or *investor.enersys.com*.

Compensation Committee

From January 23, 2023, through August 1, 2024, directors Chan, Gen. Magnus, Morytko, Tufano (Chair), and Vargo served as members of the Compensation Committee. Since August 1, 2024, directors Fludder (Chair), Chan, Habiger, Morytko and Vargo serve as members of the Compensation Committee.

This Committee held a total of four (4) meetings during the fiscal year ended March 31, 2025.

The Compensation Committee is responsible for:

- reviewing and approving the compensation of our Chief Executive Officer ("CEO") and the other named executive officers;
- reviewing and recommending to the Board the adoption of non-employee director compensation programs;
- administering our equity plans and other certain incentive compensation plans; and
- in partnership with the Nominating and Corporate Governance Committee, overseeing our diversity, equity, and inclusion and belonging (DEIB) efforts.

More specifically, the Compensation Committee has sole authority to set the base salaries and approve equity-based and incentive-based compensation for our named executive officers. It engages its own independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"), to review the compensation levels of executives at our peer group companies and assess total compensation and make recommendations about changes in the compensation of our executives, including incentive and equity plan structure and performance goals. The consultant works with management on behalf of the Compensation Committee on matters under the Committee's purview but provides no services to management or the Company other than its work for the Committee. The Compensation Committee also considers recommendations from our CEO with respect to the base salary of our other named executive officers. The Compensation Committee utilizes a similar methodology, including advice from its consultant on compensation levels and structure, for recommending non-employee director compensation and meeting fees, which are subject to Board approval.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee (i) was, during fiscal year 2025, or had previously been an officer or employee of EnerSys or our subsidiaries nor (ii) had any direct or indirect material interest in a transaction of EnerSys or a business relationship with EnerSys, in each case that would require disclosure under the applicable rules of the SEC. No other interlocking relationship existed between any member of the Compensation Committee or an executive officer of EnerSys, on the one hand, and any member of the Compensation Committee (or committee performing equivalent functions, or the full board of directors) or an executive officer of any other entity, on the other hand, requiring disclosure pursuant to the applicable rules of the SEC.

Nominating and Corporate Governance Committee

From November 3, 2023 through August 1, 2024, directors Chan, Fludder, Hoffen, Gen. Magnus, and Wynter (Chair) served as members of the Nominating and Corporate Governance Committee. Since August 1, 2024, directors Chan, Fludder, Habiger, Hoffen and Wynter (Chair) serve as members of the Nominating and Corporate Governance Committee.

This Committee held a total of four (4) meetings during the fiscal year ended March 31, 2025.

The responsibilities of the Nominating and Corporate Governance Committee include the following:

- identifying, reviewing the qualifications of, and recruiting qualified candidates for Board membership;
- reviewing the continuation of each director being considered for re-election;
- considering the contingent resignations of directors who do not receive a majority vote in connection with their respective election and recommend to the Board of Directors the action to be taken;
- making recommendations to the Board concerning the structure, composition and function of the Board and its committees;
- executive succession planning;

- overseeing the Company's DEIB and sustainability strategies, initiatives, policies, and progress; and
- reviewing and assessing the adequacy of the Company's corporate governance documents.

Technology Advisory Committee

On October 29, 2020, the Board approved the formation of the EnerSys Technology Advisory Committee. The Technology Advisory Committee acts as an advisory committee composed of both members of the Board and management, concerning matters of technology, research, and development in support of the overall business strategy of the Company. Since May 23, 2025, directors Chan, Fludder, Habiger, Knausenberger, O'Connell and Wynter, along with other members of management, serve as members of the Technology Advisory Committee. From April 1, 2024 (the end of the last fiscal year) through August 1, 2024, directors Chan, Fludder, Habiger, Knausenberger Shaffer and Wynter, along with other members of management, served as members of the Technology Advisory Committee.

This Committee held a total of four (4) meetings during the fiscal year ended March 31, 2025.

Process for Selection of Director Nominee Candidates

The Nominating and Corporate Governance Committee is charged with reviewing the composition of the Board of Directors and refreshing it as appropriate. With this in mind, the Nominating and Corporate Governance Committee continuously reviews potential candidates and recommends nominees to the Board of directors for approval.

The Board of Directors takes a thoughtful approach to its composition to maintain alignment with our evolving corporate strategy. We believe our board composition strikes a balanced approach to director tenure and allows the Board of Directors to benefit from a mix of newer directors who bring fresh perspectives and seasoned directors who bring continuity and a deep understanding of our complex business.

The Nominating and Corporate Governance Committee believes that the minimum qualifications for serving as a director of EnerSys are that a candidate demonstrate, by significant accomplishments in his or her field, an ability to make a meaningful contribution to the Board of Directors' oversight of the business and affairs of EnerSys and have an impeccable record and reputation for honest and ethical conduct in their professional and personal activities. In addition, the Nominating and Corporate Governance Committee considers the following characteristics in reviewing director candidates:

- integrity and character;
- sound and independent judgment;
- breadth of experience;
- business acumen;
- leadership skills;
- scientific or technology expertise;
- familiarity with issues affecting global businesses in diverse industries; and
- diversity of backgrounds and experience.

In addition to these requirements, the Nominating and Corporate Governance Committee will also evaluate, in the context of the Board's needs, whether the nominee's skills are complementary to the existing Board members' skills, and assess any material relationships with EnerSys or third parties that might adversely impact independence and objectivity, as well as such other criteria as the Nominating and Corporate Governance Committee determines to be relevant at the time. Except as described above, the Board and the Nominating and Corporate Governance Committee do not maintain a formal diversity policy, however, diversity is one of many factors considered in the nomination of our directors.

The Nominating and Corporate Governance Committee, Committee Chair, other select members of the Board, and/or our Chief Executive Officer, comprise a Board Search Committee, to interview director nominee candidates that meet the Company's criteria. After discussion and review of recommendations, the Nominating and Corporate Governance Committee selects candidates that best suit the Board's needs. We may from time to time hire an independent search firm to help identify and facilitate the screening and interview process of director candidates.

Stockholders may recommend qualified persons for consideration by the Nominating and Corporate Governance Committee. Stockholders making a recommendation must submit the same information as that required to be included by us in our Proxy Statement with respect to nominees of the Board of Directors. The stockholder recommendation should be submitted in writing, addressed to EnerSys at 2366 Bernville Road, Reading, Pennsylvania 19605, Attention: Joseph G. Lewis, Chief Legal & Compliance Officer, and Secretary.

The Nominating and Corporate Governance Committee's evaluation process does not vary based on whether or not a candidate is recommended by a stockholder. The Nominating and Corporate Governance Committee will also review the performance as a director of any person already serving on the Board of Directors of EnerSys in determining whether to recommend that the Director be re-nominated.

Board Leadership Structure

For fiscal year 2025, the Board of Directors maintained a leadership structure that continues to separate the Chair and Chief Executive Officer roles by appointing an Independent Non-Executive Chair of the Board. Given its governance structure, the Board of Directors determined that the optimal structure for the Company at this time is to leave the role of Lead Director vacant, in lieu of appointing both an Independent Non-Executive Chair of the Board and a Lead Director (as described below). We continued this leadership structure following the retirement of Mr. Katsaros, with the appointment of Mr. Tufano as Non-Executive Chair of the Board following the 2024 Annual Meeting.

The Board had created the position of Lead Director to strengthen Board oversight. The Lead Director must be a non-management director and must be deemed independent by the Board of Directors. The Lead Director works with the Independent Non-Executive Chair to approve Board agendas and schedules, advises on the quality, quantity and timeliness of information provided by management to the Board, and acts as a liaison between the independent directors and the Independent Non-Executive Chair of the Board. In the absence of the Independent Non-Executive Chair, the Lead Director also chairs executive sessions of the independent directors not attended by management. The Board has established procedures for determining which non-management director will serve as the Lead Director. The Lead Director is designated by the Board of Directors.

The Board's Role in Risk Oversight

The Board oversees various risks potentially affecting EnerSys both directly and indirectly through its independent committees (Audit, Compensation, and Nominating and Corporate Governance). EnerSys has in place a risk management program that, among other things, is designed to identify risks across EnerSys with input from each business unit and function. Material risks are identified and prioritized by management and its Risk Committee that reports to the Audit Committee, and each prioritized risk is referred to the appropriate committee of the Board or the full Board for oversight. Members of the Board review on a quarterly basis information regarding our credit, liquidity, markets, legal, regulatory, compliance and operations, including technology, cybersecurity, sustainability, and DEIB, as well as the strategic and financial considerations associated with each.

The Board exercises its oversight responsibility for risk both directly and through its three standing committees. At least each quarter throughout the year, the Board and each committee spend a portion of their time reviewing and discussing specific risk topics. The full Board is kept informed of each committee's risk oversight and related activities through regular attendance at all committee meetings by all directors. Strategic, operational, and competitive risks also are presented and discussed at the Board's quarterly meetings, and more often as needed. On at least an annual basis, the Board conducts a review of our long-term strategic plans and members of senior management report on our top risks and the steps management has taken or will take to mitigate these risks. At each quarterly meeting, or more often as necessary, our senior management team, along with the CEO, provide written and/or oral reports to the Board on the critical issues we face, and each officer reports on recent developments in their respective reporting area. These reports include a discussion of business risks as well as a discussion regarding enterprise risk. In addition, at each quarterly meeting, or more often as necessary, the Chief Legal & Compliance Officer and Secretary ("CLO") updates the Board on material legal, risk, regulatory and sustainability matters.

Audit Committee

The Audit Committee is responsible for reviewing the framework by which management discusses our risk profile and risk exposures with the full Board and its committees. The Audit Committee meets regularly with our CFO, independent registered public accounting firm, internal auditor, CLO, and other members of senior management to discuss our major

financial risk exposures, financial reporting, internal controls, credit and liquidity risk, compliance risk, and key operational risks, including cybersecurity. The Audit Committee meets regularly in private sessions with the independent registered public accounting firm, the internal auditor, the CLO, as well as a private session of committee members only, to facilitate a full and candid discussion of risk and other issues. Senior members of management from across business units and programmatic and functional disciplines within EnerSys make up a Risk Committee, which meets at least quarterly to identify significant risks to the Company, coordinate information sharing and mitigation efforts for all types of risks, sometimes working with outside advisors. The Risk Committee reports its results to the Audit Committee through the CLO on at least a quarterly basis.

Delegated by the Board of Directors, the Audit Committee oversees the Company's global cybersecurity risk environment and the Company's cybersecurity strategy and priorities. The Company's Senior Vice President and Chief Information Officer (the "CIO"), together with other senior leadership, reports to the Audit Committee at least semi-annually on the Company's global information technology matters, including technology and cybersecurity structure, cyber-risk insurance coverage, and strategic efforts to protect, optimize and support the growth of the Company, while reviewing the Company's internal assessment of cybersecurity risk management capabilities, and responses.

The Company utilizes the National Institute of Standards & Technology Framework for Improving Critical Infrastructure Cybersecurity ("NIST Framework"), a toolkit for organizations to manage cybersecurity risk in its assessment of cybersecurity capabilities and in developing cybersecurity priorities. In addition to internal assessments, the Company's cybersecurity strategy and capabilities are evaluated and audited against the NIST Framework and industry best practices by independent, third-party, leading specialists in cybersecurity. Our CIO and senior leadership review the results of the independent assessment with the Committee, together with measures to be implemented to further strengthen the Company's information technology infrastructure as the Company and the cybersecurity environment evolve. We regularly provide information technology and cybersecurity training to employees, with at least one training session per year, and regularly distribute cybersecurity safety tips. We also conduct regular internal phishing education campaigns to heighten employee awareness of cybersecurity threats. The Company utilizes best-in-industry cybersecurity tools and services for endpoint detection and response, security operations center services, vulnerability management scanning, secure e-mail gateway, identify management, single sign-on, multi-factor authentication, and privileged access management.

The CIO reviews the cybersecurity program initiatives and KPI's monthly with the global security team and provides quarterly updates to the executive team, which is then reported to the Board of Directors through the CLO or directly by the CIO.

Our cybersecurity risk management program and strategy is designed to comprehensively address the spectrum of cybersecurity threats that confront our organization. Within this program, we integrate an analysis of the risks facing the organization to guide our preparedness against cybersecurity threats to ensure a holistic approach that encompasses cross-functional and geographical visibility under the oversight of executive leadership through regular risk management meetings.

To aid our cybersecurity risk management strategy, we contract with dedicated third-party firms and assessors to identify risks and threats to our organization. These assessments adhere to leading cybersecurity standards such as the NIST Framework aligning with industry best practices. Additionally, our organization adheres to compliance with the Cybersecurity Maturity Model Certification (CMMC) and is undergoing International Organization for Standardization (ISO) accreditation, further demonstrating our commitment to adhering to rigorous cybersecurity standards. To oversee incident response and mitigation we utilize our incident response plan and processes to standardize our processes for assessing, identifying, and managing cybersecurity incidents. This includes a comprehensive reporting structure and analysis processes to provide visibility and determine incident business impact. Were a cybersecurity incident to occur, we have also implemented a cross-functional business team to aid in the determination of incident impact, severity, and materiality, with the support of standing external counsel and third-party incident response advisors. Additional to our third-party incident response advisors and support contracts, we undergo regular penetration tests to bolster our readiness in the event of cybersecurity incidents. Furthermore, we have also obtained cybersecurity insurance coverage to enhance protection and minimize potential financial losses arising from cyber threats.

We prioritize cybersecurity within our supply chain, both nationally and globally, by assessing our third-party cybersecurity posture to provide secure visibility with our partnerships. As part of our due diligence processes, we conduct security questionnaires and service provider reviews, to align our cybersecurity standards on the onset of our partnerships.

Additionally, we collaborate closely with a third-party vendor to enhance supply chain resilience. This collaboration involves leveraging their expertise to inform decision-making and enhance risk oversight processes, ensuring greater robustness, and adaptability in managing supply chain challenges.

While we maintain a strong cybersecurity posture, we continuously strive for improvement and vigilance to mitigate evolving threats within this dynamic environment and protect our stakeholders' interests. Our organization has not experienced any unauthorized access resulting from cybersecurity incidents with a materially adverse effect on our business, operations, or financial condition and we remain cognizant of the potential impact of insufficient cybersecurity measures on our operations.

Compensation Committee

The Compensation Committee is responsible for overseeing human capital and compensation risks, including evaluating and assessing risks arising from our compensation policies and practices and ensuring executive compensation is aligned with performance. The Compensation Committee is also charged with monitoring our incentive and equity-based compensation plans, including employee benefit plans, reviewing and retaining compensation advisers, and considering the results of the non-binding advisory say-on-pay vote and determine what adjustments, if any, are necessary or appropriate for the Company to make to its compensation policies and practices in light of the results of such vote. Also, the Compensation Committee periodically reviews the most important risks to EnerSys to ensure that compensation programs do not encourage excessive risk-taking.

The Compensation Committee meets at least quarterly with the CLO as well as in separate sessions with the Company's external compensation consultant to facilitate a full and candid discussion of executive performance and compensation.

Nominating & Corporate Governance Committee

The Nominating and Corporate Governance Committee oversees risks related to our overall corporate governance, including Board and committee composition, Board size, structure and diversity, director independence, our corporate governance profile and ratings, as well as, sustainability strategies, initiatives, and policies. The Committee is also actively engaged in overseeing plans and risks associated with succession planning for the Board and management.

Charters of the Committees of the Board of Directors

The Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee each operate pursuant to a written charter adopted by the Board of Directors. Each Committee reviews its charter at least annually. Copies of the charters are available on the Investors page of our website at *investor.enersys.com* or in print upon request. See "Corporate Governance–Access to Corporate Governance Documents."

Director Attendance at Board, Committee and Annual Meetings

To ensure that demands on a director's time will not detract from their ability to serve on our Board of Directors, our Corporate Governance Guidelines provide that non-management directors may not serve on more than four (4) public company boards, inclusive of our Board, and the Chief Executive Officer may not serve on more than two (2) public boards, inclusive of our Board. All members of our Board and the Chief Executive Officer are compliant with these guidelines.

Our Corporate Governance Guidelines also provide that directors are expected to attend meetings of the Board and meetings of the committees on which they serve. During fiscal year 2025, the Board of Directors met a total of five (5) times. Each director attended at least 75% of the total number of meetings of the Board and its committees on which the director served during the fiscal year, based on the number of such meetings held during the period for which each person served as a director or on a committee. It is our policy that directors are invited to the Annual Meeting but are not required to attend. Mr. Shaffer served as Chair of the 2024 Annual Meeting. Nine (9) of the ten (10) members serving on the Board of Directors at the time of the 2024 annual meeting of stockholders, as well as the two (2) director nominees, attended the meeting.

Executive Sessions of Non-Management Directors

The Board has established a policy requiring non-management directors to periodically meet in executive session during the course of each fiscal year.

Communications with the Board of Directors

Stockholders and other interested parties, who desire to communicate directly with any member (or all members) of the Board, any Board committee or any chair of any such committee, should submit such communication in writing addressed to the "Independent Non-Executive Chair of the Board of Directors" or "Non-Management Directors," at EnerSys, P.O. Box 14145, Reading, Pennsylvania 19612 or by email to the Independent Non-Executive Chair of the Board of Directors or Non-Management Directors by going to *investor.enersys.com*, under the link for Governance and Documents and Charters. Communications intended for the full Board of Directors may be submitted in the same manner.

Stockholders, employees and other interested parties who desire to express a concern relating to accounting or auditing matters should communicate directly with our Audit Committee in writing addressed to the "Audit Committee Chair" at EnerSys, P.O. Box 14145, Reading, Pennsylvania 19612 or by e-mailing the Audit Committee by going to *investor.enersys.com*, under the link for Governance and Documents and Charters.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that is applicable to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as our other officers, directors, employees, and contractors of EnerSys. The Code of Business Conduct and Ethics, is translated into nine languages, and is available on our website at *www.enersys.com/code* or in print upon request. See "Corporate Governance—Access to Corporate Governance Documents." Any amendment to, or waiver from, the Code of Business Conduct and Ethics for such officers will be disclosed on the Investor page of our website at *www.enersys.com* or *investor.enersys.com*.

Sustainability & Governance

EnerSys is committed to being a responsible corporate citizen by working to decrease the environmental impact of our business activities throughout our operations, enhancing workplace safety and the health and well-being of our employees, offering our employees opportunities to grow and develop their careers.

Our policies and practices aim to protect, conserve, and sustain the world's natural resources, as well as to protect our customers and the communities in which we live and operate. We believe that the power systems and energy management sector play a key role in finding innovative solutions to address some of the most pressing global challenges, and we are continuously working to improve the positive impact our products and services have around the world.

The Board of Directors and our CEO administer our sustainability program by which EnerSys communicates and monitors our overall strategy. The Board of Directors has revised the charter of the Nominating and Corporate Governance Committee to specifically include as one of its responsibilities assisting the Board in fulfilling its oversight responsibilities relating to the Company's policies and practices regarding these matters that are significant to the Company. Our other Board committees also have oversight responsibility for sustainability topics under their purview. Our CLO reports to the Audit Committee of the Board of Directors on both legal, ethics and compliance matters, and environmental, health and safety matters, at each Audit Committee meeting. The Compensation Committee and the Nominating and Corporate Governance Committee have oversight of management succession and talent development. The Audit Committee and the full Board are also directly engaged with sustainability risk areas through our comprehensive enterprise risk management program.

EnerSys has been integrating sustainability considerations into our everyday operations and future business strategies, including with respect to sustainability, climate change, conflict minerals, environmental responsibility and engagement, resource use, employee and supplier selection, anti-slavery and human trafficking, battery recycling programs and environment and sustainability issues with respect to the production and life cycle of our products. Our senior management and subject matter experts and meets quarterly, and we also maintain a sustainability team, which leads our significant efforts with respect to climate change management, product sustainability and sustainability topics in operations and supply chain management. Sustainability, including climate change impact, is integrated into our decision-making process. The team also provides input and relevant expertise to our dedicated teams focused on workforce health and safety and

community engagement. We also offer a complete battery recycling program to assist our customers in preserving our environment and complying with recycling and waste disposal regulations. These various policies are available on our website at www.enersys.com.

Fiscal year 2022 was pivotal for EnerSys as a sustainability industrial technology company, and our commitment and progress positively advanced through fiscal years 2023, 2024 and 2025.

On April 21, 2022, we published our inaugural, comprehensive 2021 Sustainability Report. We published a Sustainability Report Update on May 16, 2023. On May 21, 2024, we published our 2023 Sustainability Report, detailing our progress and performance on key ESG issues and formalizing our commitment to building a sustainable future.

On July 27, 2022, we submitted our disclosures on climate to the CDP. On December 14, 2022, we published our first Task Force on Climate Related Financial Disclosures Report. We published, on January 16, 2024, our second annual Task Force on Climate Related Financial Disclosures Report.

EnerSys has taken several notable actions, including joining the United Nations Global Compact—solidifying its commitment to the organization's ten sustainability principles—and the U.S. Department of Energy's Better Plants Program, through which the Company committed to reducing its energy intensity by 25% over the next 10 years (from a calendar year 2020 baseline). EnerSys also signed onto the United Nations CEO Water Mandate initiative toward reducing global water stress.

The EnerSys Sustainability publications highlight how EnerSys batteries, chargers and monitoring services help its customers achieve their carbon reduction and renewable energy goals. We demonstrate how EnerSys products and services offer the reliability and power capacity needed to propel the global economy through the transition toward clean energy, electric vehicles and carbon emissions reductions.

EnerSys continues to seek out and drive internal initiatives that improve the sustainability of its operations, and support the health and well-being of its employees and communities. EnerSys recognizes disclosure as a crucial step in ensuring accountability and maintaining a positive corporate reputation.

Human Capital Management

EnerSys believes that human capital management, including attracting, developing, and retaining a high-quality workforce, is critical to our long-term success. We are committed to fostering a culture of innovation, collaboration, and continuous learning, driving sustainable growth and long-term value creation for our shareholders, employees, and stakeholders alike.

Creating a positive employee experience throughout the talent lifecycle is key to a highly stable and engaged workforce and a critical element in meeting strategic business goals. Our Board of Directors, through the Compensation Committee and the Nominating and Corporate Governance Committee, retains oversight of our human capital management process, including talent development, employee retention, material aspects of employee compensation, as well as our people index as an indicator of cultural health. The Nominating and Corporate Governance Committee reports on human capital matters at each regularly scheduled Board of Directors meeting. The most significant human capital measures, objectives and initiatives include the following:

- **Health, Safety, and Wellness:** Our fundamental responsibility as an employer is to provide a safe and healthy workplace for all our employees. This undertaking is explained further in our Safety and Health Policy. Our health and safety programs are designed around global standards with appropriate variations addressing the multiple jurisdictions and regulations, specific hazards and unique working environments of our manufacturing and production facilities, service centers and headquarter operations. Above all else, we are dedicated to the safety and well-being of our employees.

- **Everywhere for Everyone:** We believe that success, in part, is built on a variety of perspectives and we are committed to fostering a workplace that values individual talent, supports professional growth and ensures ample opportunities for all employees. In both our recruiting and performance processes we measure talent on their merit in terms of knowledge, skills and experience and how well they reflect our company values. We do not tolerate discrimination or harassment of any nature. Individuals are evaluated based on merit, without concern for race, color, religion, national origin, citizenship, marital status, gender (including pregnancy), gender identity, gender expression, sexual orientation, age, disability, veteran status, or other characteristics protected by law. We are committed to providing equal opportunities to every member of our workforce. We cultivate our inclusive culture with robust business resource groups.

- **Giving Back:** Through our Charitable Giving Program EnerSys is strongly committed to being an outstanding corporate citizen on a global basis in all the countries and communities where we do business. This commitment is reflected in a strong ethic for charitable contributions, endorsement of community activities, encouraging employees to give freely of their own time to serve on boards or committees for non-profit organizations and supporting educational programs in schools and colleges.

  We established a Corporate Giving Committee to assist the company in its philanthropic endeavors that support the communities in which we live and work. Additionally, we regularly sponsor volunteer events and fundraising campaigns, to encourage our employees to give back to our communities

- **People Development and Performance Management:** We are committed to developing a qualified and motivated workforce to power our continued innovation and growth. We provide opportunities for employees to gain the skills and knowledge they need to advance in the Company and fulfill their personal career goals.

  We encourage continuous feedback between employees and managers, and employees receive formal development feedback from their manager through a quarterly 1:1 review meeting. These discussions encourage an open dialogue to identify and cultivate skills and opportunities and plan for career growth. We encourage and train our leaders to facilitate effective conversations and measure the effectiveness of these conversations by surveying our employees to monitor leadership effectiveness. In addition to training and development opportunities, all new employees are required to participate in trainings to introduce them to the EnerSys business, our strategy, culture and philosophies. We encourage all our employees to engage in ongoing training, professional development, and educational advancement programs. Through our established EnerSys Academy, we provide employees worldwide with resources to expand their skills and knowledge on a broad scope of relevant topics, to promote their growth and development.

- **Compensation and Benefits:** To attract, retain and recognize talent, we aim to ensure merit-based compensation practices and strive to provide competitive compensation and benefit packages to our workforce. We provide employee wages that are consistent with employee positions, skill levels, experience, knowledge, and geographic location. We align our executives' and eligible employees' annual bonus opportunity and long-term equity compensation with our stockholders' interests by linking realizable pay with company financial performance. In addition, we perform annual pay equity studies to evaluate our global pay practices across the organization and routinely audit pay practices globally to ensure compliance with local, state, municipality, country and/or federal law.

NON-EMPLOYEE DIRECTOR COMPENSATION

We believe that the amounts and form of compensation and the methods used to determine compensation of our non-employee directors are important in (i) attracting and retaining directors who are independent, interested, diligent and actively involved in overseeing EnerSys' affairs and (ii) more substantially aligning the interests of our non-employee directors with the interests of our stockholders. We did not separately compensate Mr. Shaffer for his service on the Board of Directors for fiscal year 2025.

For fiscal year 2025, our Compensation Committee retained the services of FW Cook, as an independent compensation consultant to the Compensation Committee, to provide competitive data and make recommendations on the compensation of our named executive officers as we describe beginning on page 31, as well as to assist the Compensation Committee in evaluating the compensation of our non-employee directors. The Compensation Committee considers this information, including the applicable peer group data, and ultimately recommends any changes to the non-employee director compensation program to our Board for its approval. In assessing non-employee director compensation, we utilize the same peer group that is used for executive compensation and is described in the Compensation Discussion and Analysis section of this Proxy Statement beginning on page 31. The Compensation Committee reviews, and the Board of Directors approves the non-employee director compensation program annually, which is then in effect from annual meeting to annual meeting.

Cash Compensation

The cash elements of the non-employee director compensation program recommended by the Compensation Committee and approved by the Board in fiscal year 2025, which became effective immediately following the 2024 annual meeting of stockholders, were unchanged from the previous year and as follows:

- Annual retainer—$90,000 per year
- Committee meetings—$1,500 each
- Independent Non-Executive Chair—additional $150,000 per year (paid 50% in deferred stock units and 50% in cash)
- Audit Committee Chair—additional $15,000 per year
- Compensation Committee Chair—additional $15,000 per year
- Nominating and Corporate Governance Committee Chair—additional $15,000 per year

Equity Compensation

For fiscal year 2025, each non-employee director received an award of deferred stock units, with a grant date fair market value of $155,000, which was unchanged from fiscal year 2024. Deferred stock units are immediately vested on the date of the grant and are payable in shares of our common stock six months after termination of service as a director unless payout is otherwise further deferred by a director pursuant to elections made in the year prior to the year of grant.

We make all equity awards to non-employee directors under our stockholder-approved equity incentive plan, which we describe on page 38, and in accordance with our policy on granting equity awards, which we described on page 40. As required under their respective award agreements, we credit directors with any dividend equivalents attributable to such equity awards.

Director Deferred Compensation Plan

Under the EnerSys Voluntary Deferred Compensation Plan for Non-Employee Directors, which we refer to as the "Director Plan," each non-employee director may defer receipt of all or a portion of any cash fees that are payable to the director for service on the Board.

Participants may elect to allocate the deferred fees (i) into an investment account, under which investment options are the same as those available to our employees under our 401(k)-retirement plan, or (ii) into a stock unit account, under which the director will be awarded stock units pursuant to our stockholder-approved equity compensation plan. If the director

elects to allocate the deferred fees into the stock unit account, we will make an additional matching contribution in the amount of 20% of the deferred amount. Dividend equivalent units, if any, will be credited to each stock unit account. Each participant is 100% vested with respect to any amount of deferred fees, whether or not allocated to the stock unit deferral account. The matching contribution will be in the form of restricted stock units and will vest quarterly over one year from the date the units are credited to the account, except that participants will automatically become 100% vested in the matching contribution upon our change in control. All stock units are payable in shares of our common stock.

Under the Director Plan, our non-employee directors may also defer receipt of all or a portion of shares payable due to vesting of restricted stock units granted pursuant to the matching contribution discussed above. At a director's election, the shares otherwise payable, together with any dividends thereon, are credited to a hypothetical bookkeeping account in the director's name and will be paid to the director in a lump sum at the time specified in the election or, if earlier, upon our change in control or the director's death.

The Director Plan is a non-qualified deferred compensation plan. As such, the rights of all participants to any deferred amounts represent our unsecured promise to pay and the deferred amounts remain subject to the claims of our creditors.

Stock Ownership Guidelines

We have implemented stock ownership guidelines under which we expect each non-employee director to beneficially own shares of our common stock with a value equal to five times the annual Board cash retainer, not including meeting or committee chair fees, paid to such director during the previous fiscal year. The Compensation Committee evaluates stock ownership on an annual basis. We expect each director to attain the investment level no later than five years from the date the director first becomes a non-employee director. Each individual serving as a non-employee director during fiscal year 2025 has achieved or is on target to achieve the investment level established by the stock ownership guidelines.

Hedging and Pledging Prohibition

As with our employees, we do not permit our non-employee directors to hedge their economic exposures to our common stock that they own by engaging in transactions involving puts, calls, or other derivative securities, zero-cost collars, forward sales contracts, or buying on margin or pledging shares as collateral for a loan.

NON-EMPLOYEE DIRECTOR COMPENSATION FOR FISCAL YEAR 2025

The table set forth below summarizes the compensation that we paid to our non-employee directors for the fiscal year ended March 31, 2025. None of our non-employee directors received option awards, non-equity incentive plan compensation, above market or preferential earnings on any non-qualified deferred compensation, or any other compensation for the fiscal year ended March 31, 2025.

Name	Fees Earned in Cash	Stock Awards [2][3]	Total
Caroline Chan	$ 106,500	$ 155,030	$ 261,530
Hwan-yoon F. Chung [1]	$ 34,912	$ —	$ 34,912
Steven M. Fludder	$ 122,431	$ 173,149	$ 295,580
David C. Habiger	$ 68,588	$ 168,802	$ 237,390
Howard I. Hoffen	$ 96,000	$ 155,030	$ 251,030
Arthur T. Katsaros [1]	$ 55,755	$ 8,284	$ 64,039
Lauren Knausenberger	$ 64,088	$ 160,134	$ 224,222
Gen. Robert Magnus, (USMC) Retired [1]	$ 36,412	$ —	$ 36,412
Tamara Morytko	$ 103,500	$ 175,772	$ 279,272
Paul J. Tufano	$ 170,975	$ 260,461	$ 431,436
Ronald P. Vargo	$ 117,000	$ 161,394	$ 278,394
Rudolph Wynter	$ 120,000	$ 179,042	$ 299,042

(1) These directors no longer served on the Board effective at the 2024 Annual Meeting on August 1, 2024.
(2) Directors Fludder, Habiger, Morytko, Tufano, Vargo, and Wynter each hold unvested stock units, including accumulated dividend equivalents with respect to such units, under the Director Plan.

Name	Unvested Stock Units Under the Director Plan
Steven M. Fludder	96
David C. Habiger	126
Lauren Knausenberger	63
Tamara Morytko	144
Paul J. Tufano	223
Ronald P. Vargo	41
Rudolph Wynter	170

(2) We calculated these amounts using the provisions of ASC Topic 718. Amounts represent the aggregate grant date fair value of the deferred stock units that we awarded to each non-employee director in fiscal year 2025 as described above. Assumptions used in the calculation of these amounts are included in the footnotes to our audited financial statements for the fiscal year ended March 31, 2025, included in our Annual Report on Form 10-K, filed on May 21, 2025.
(3) Directors Fludder, Habiger, Morytko, Tufano, Vargo and Wynter each deferred all or a portion of these amounts into a stock unit deferral account, pursuant to the terms of the Director Plan. They received matching contributions, subject to dividend equivalents, with respect to such stock units. Under the Director Plan, the restricted stock units comprising the matching contribution vest quarterly over one year from the date of the deferral, and any unvested amounts are cancelled upon termination of service as a director. All stock units are payable in shares of our common stock.

Name	Underlying Stock Units Added to Director Plan	Matching Contribution Added to Director Plan
Steven M. Fludder	916	184
David C. Habiger	777	156
Arthur T. Katsaros	388	78
Tamara Morytko	1,103	221
Paul J. Tufano	1,640	328
Ronald P. Vargo	339	67
Rudolph Wynter	1,283	257
Lauren Knausenberger	315	63

| Proposal No. 2 | Ratification of Appointment of Independent Registered Public Accounting Firm |

The Audit Committee of the Board of Directors of EnerSys has appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2026. No determination has been made as to what action the Audit Committee would take if stockholders do not ratify the appointment.

Ernst & Young LLP conducted the audit of the financial statements of EnerSys and its subsidiaries for the fiscal year ended March 31, 2025. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will be given an opportunity to make a statement if they desire to do so, and will be available to answer appropriate questions from stockholders.



The Board of Directors recommends a vote "FOR" the ratification of the appointment of Ernst & Young LLP

AUDIT COMMITTEE REPORT

Background

The members of the Audit Committee are currently Directors Ronald P. Vargo (Chair), Steven M. Fludder, Lauren Knausenberger, Tamara Morytko, and Rudolph Wynter. For additional information relating to the members and responsibilities of the Audit Committee, see "Corporate Governance—Committees of our Board of Directors—Audit Committee."

Responsibility

Management is responsible for the preparation of financial statements and the integrity of the reporting process, including the system of internal and disclosure controls.

The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles in the United States and to express an opinion on the audit of internal control over financial reporting.

The primary responsibilities of the Audit Committee are to select, engage, and compensate our independent auditors and to oversee the financial reporting process on behalf of the Board. It is not the duty of the Audit Committee to prepare financial statements and related disclosures. It is also not the duty of the Audit Committee to plan or conduct audits, or to determine that our financial statements are complete and accurate and in accordance with generally accepted accounting principles in the United States.

Process and Recommendation

In fulfilling its responsibilities, the Audit Committee reviewed and discussed the audited financial statements for the fiscal year ended March 31, 2025, with our management and independent auditors, including a discussion of the quality, not just the acceptability, of the accounting principles as applied in our financial reports, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. The Audit Committee discussed with our internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with management to discuss disclosure controls and procedures and internal control over financial reporting. The Audit Committee also meets with the internal and independent auditors, with and without our management present, to discuss the results of their examinations and the overall quality of our financial reporting. The Audit Committee also reviewed with our CEO and CFO their certification relating to their evaluation of our disclosure controls, the completeness and accuracy of the financial statements and other financial information contained in the Form 10-K, and the process followed by the CEO and CFO to assure the truthfulness of such certification.

The Audit Committee also discussed with the independent auditors, who are responsible for expressing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles, the matters required to be discussed by the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), including PCAOB Auditing Standard No. 1301, *Communications with Audit Committees,* the rules of the Securities and Exchange Commission, and other applicable regulations. In addition, the Audit Committee has discussed with the independent auditor the firm's independence from Company management and the Company, including the matters in the letter from the firm required by PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, and considered the compatibility of non-audit services with the independent auditor's independence.

The Audit Committee also reviewed and discussed together with management and the independent auditor the Company's audited consolidated financial statements for the fiscal year ended March 31, 2025, and the results of management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent auditor's audit of internal control over financial reporting.

Based on the process referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2025.

Fees of Independent Auditors

The following table sets forth the aggregate fees for the fiscal years ended March 31, 2024, and March 31, 2025, incurred for services provided by our independent registered public accounting firm, Ernst & Young LLP.

	Year Ended	
Description of Fees	**March 31, 2025**	**March 31, 2024**
Audit Fees, including fees associated with the annual audit of EnerSys and statutory audits required internationally, the reviews of EnerSys' quarterly reports on Form 10-Q, services provided in connection with the requirements of the Sarbanes-Oxley Act of 2002, and comfort letters	$ 5,654,000	$ 4,938,000
Audit-Related Fees, including fees associated with target mergers and acquisitions, and general accounting research and consultations	$ 13,000	$ 0
Tax Fees, including fees associated with income tax compliance, advice, and planning	$ 0	$ 13,175
All Other Fees	$ 5,200	$ 3,600
Total	$ 5,672,200	$ 4,954,775

The Audit Committee considered whether the provision of non-audit services by our independent registered public accounting firm for the fiscal year ended March 31, 2025, was compatible with maintaining auditor independence. The Audit Committee pre-approved all fees for non-audit related services paid to our independent registered public accounting firm for fiscal years 2024 and 2025.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services by Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. Under the policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis. For each proposed service, the Audit Committee has received detailed information sufficient to enable the Audit Committee to pre-approve and evaluate such service. The Audit Committee has delegated pre-approval authority to the Chair of the Committee of up to $100,000, to pre-approve permitted non-audit services. Any pre-approval decisions made under this delegated authority are ratified by the Audit Committee at its next scheduled meeting.

Appointment of Independent Registered Public Accounting Firm for Fiscal Year 2026

The Audit Committee has appointed Ernst & Young LLP to conduct the audit of the financial statements of EnerSys and its subsidiaries for the fiscal year ending March 31, 2026. EnerSys stockholders are being asked to ratify the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm at the Annual Meeting to which this Proxy Statement relates.

Audit Committee
Ronald P. Vargo, Chair
Steven M. Fludder
Lauren Knausenberger
Tamara Morytko
Rudolph Wynter

EXECUTIVE OFFICERS

Below are the biographies of our current Executive Officers, other than Mr. O'Connell, whose biography is included under "Board of Directors."



Andrea J. Funk, age 55, Executive Vice President & Chief Financial Officer. Ms. Funk has served as our Executive Vice President & Chief Financial officer since April 1, 2022. She joined EnerSys in December 2018 as Vice President Finance, Americas. Prior thereto, from 2013 to 2018, she served as the Chief Executive Officer for Cambridge Lee Industries LLC, and as its Chief Financial Officer and Treasurer from 2011 to 2013. Ms. Funk has served in positions of increasing responsibility at Carpenter Technology, Arrow International, Rhone-Poulenc Rorer, Bell Atlantic Corporation and Ernst & Young. Since July 2017, she has served on the Board of Directors of Crown Holdings Inc., a packaging company whose shares are traded on The New York Stock Exchange, and is a member of its Audit and Compensation Committees. Ms. Funk holds a Master of Business Administration degree from The Wharton School of Business and a Bachelor of Science degree in accounting from Villanova University and was a certified public accountant.



Keith Fisher, age 50, has served as our President, Energy Systems Global since January 2025. Prior to joining EnerSys, he had a 27-year distinguished career at Honeywell, where he served in various roles throughout the organization, most recently as President of Honeywell Intelligrated from February 2022 through December 2024, Vice President & General Manager of Honeywell Building Solutions from May 2019 through January 2022, and Vice President & General Manager of Honeywell Aerospace Mechanical Components & Systems from February 2011 through April 2019. He has effectively led multi-billion-dollar businesses across several strategic business units, demonstrating his capacity to scale and optimize operations in various industry cycles and market conditions. Keith received his Master of Business Administration degree from Emory University, and his Bachelor of Science degree in Materials Science and Engineering from Lehigh University.



Mark Matthews, age 52, President, Specialty Global and Acting Chief Technology Officer. Mr. Matthews has served as our President, Specialty Global since April 2024 and as our Acting Chief Technology Officer since March 2025. Prior thereto, he served as Senior Vice President Specialty Global July 2020 to April 2024, Vice President, EnerSys Advance Systems from January 2017 to July 2020, and Senior Director of Sales and Marketing from September 2016 to January 2017. Mr. Matthews joined EnerSys in 2016 and has over 29 years of experience in energy storage and battery technology, specializing in lithium-ion solutions. Prior to joining EnerSys, Mr. Matthews started his career as a lithium battery engineer and has since held a variety of management roles including chief executive officer, president, general manager, and positions across quality management, product management, global sales, engineering, and R&D. Mr. Matthews' engineering achievements include designing a patented battery powered energy distribution system and developing technology integrating renewable energy generation with energy storage and power distribution reduce demand charges and utility costs. Mr. Matthews earned a Bachelor of Science Degree in Engineering Management, with an emphasis in chemical engineering, from Missouri University of Science and Technology.



Chad C. Uplinger, age 53, President, Motive Power Global. Mr. Uplinger has served as our President, Motive Power Global since November 2023. Prior to that he served as Vice President, Motive Power, Americas since November 2017. In this capacity, he led the team that successfully launched Thin Plate Pure Lead (TPPL) maintenance-free energy storage solutions into the material handling market, marking a turning point in EnerSys' journey converting customers to maintenance-free power solutions in the industry. Prior to that, he was the General Manager of Motive Power Specialty Markets since April 2013 and District Manager in the Mid-Atlantic Region since April 2002. Mr. Uplinger began his career with EnerSys in 1999 and has held various roles in sales and marketing throughout the Motive Power business. Mr. Uplinger earned a Bachelor of Science in Marketing Management from PennWest California.

NAMED EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis includes a description of the compensation provided in fiscal year 2025 to our named executive officers. The discussion below contains financial information determined by methods other than in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). The non-GAAP financial measures include "EBITDA," "adjusted operating earnings," "adjusted EBITDA" and "adjusted diluted earnings per share." Please refer to "Management's Discussion and Analysis" in our Annual Report on Form 10-K attached as Appendix A to this proxy statement for additional information and, except as otherwise described below, to a reconciliation of the non-GAAP measures to the comparable GAAP measures contained in Exhibit 99.1 to the Company's Current Report on Form 8-K filed on May 21, 2025.

Business Overview

EnerSys is the global leader in stored energy solutions for industrial applications. We design, manufacture, and distribute energy systems solutions and motive power batteries, specialty batteries, battery chargers, power equipment, battery accessories and outdoor equipment enclosure solutions to customers worldwide. Energy Systems, which combine power conversion, power distribution, energy storage, and enclosures, are used in the telecommunication, broadband, data center and utility industries, uninterruptible power supplies, and numerous applications requiring stored energy solutions. Motive Power batteries and chargers are utilized in electric forklift trucks, automated guided vehicles (AGVs), and other industrial electric powered vehicles. Specialty batteries are used in aerospace and defense applications, portable power solutions for soldiers in the field, large over the road trucks, premium automotive and medical products. New Ventures provides energy storage and management systems for demand charge reduction, utility back-up power, and dynamic fast charging for electric vehicles. We also provide aftermarket and customer support services to over 10,000 customers in more than 100 countries through a network of distributors, independent representatives and our internal sales force around the world.

Our strategy is to continue to develop innovative energy solutions and expand into new markets through increased investment in research and development (R&D) and possibly through acquisitions. Our R&D is focused on integrated technology solutions for energy storage, power electronics, and software services. Our R&D processes are based on an efficient design methodology that enables us to leverage our core technology platforms across our served end-markets resulting in lower costs and a faster time to market with new product innovations. Our recent acquisitions have allowed us to expand our product and service offerings, providing new opportunities in existing markets such as telecommunications networks, broadband cable, industrial power and utilities, data centers, material handling, aerospace and defense, trucking and premium aftermarket transportation, along with opening new markets in renewable energy and fast charge and storage (FC&S).

Fiscal Year 2025 Named Executive Officers

For fiscal year 2025, our named executive officers (NEOs) include the following individuals:

- David M. Shaffer, President and Chief Executive Officer[1]

- Andrea J. Funk, Executive Vice President & Chief Financial Officer

- Shawn M. O'Connell, President and Chief Operating Officer[2]

- Chad C. Uplinger, President, Motive Power Global

- Keith D. Fisher, President, Energy Systems Global[3]

- Joern Tinnemeyer, former Senior Vice President and Chief Technology Officer[4]

(1)   As previously disclosed in November 2024, Mr. Shaffer retired as President and Chief Executive Officer effective on May 22, 2025.
(2)   In connection with Mr. Shaffer's retirement and our succession planning, Mr. O'Connell was appointed President and Chief Operating Officer, effective November 6, 2024, and President and Chief Executive Officer, effective May 23, 2025.
(3)   Mr. Fisher joined the Company and was appointed to his role as of January 2, 2025.
(4)   Mr. Tinnemeyer separated employment with the Company on March 26, 2025.

Fiscal Year 2025 Performance

Fiscal 2025 full year net sales of $3.6 billion were up 1% year-over-year, as increases in volume, improvements in price / mix and our recent acquisition, were offset by foreign currency translation impact. Our full year fiscal 2025 operating income was $465 million compared to $352 million in 2024, our EBITDA was $559 million and 15.4% of net sales, compared to $434 million and 12.1% of net sales in 2024, and our diluted earnings per share was $8.99 compared to $6.50 in 2024. On an adjusted basis our full year fiscal 2025 operating income was $528 million compared to $450 million in 2024, our adjusted EBITDA was $589 million and 16.3% of net sales compared to $507 million and 14.1% of net sales in 2024, and our diluted earnings per share was $10.15 compared to $8.35 in 2024. During fiscal year 2025, we generated free cash flow of over $139 million. At March 31, 2025, we had over $343 million of cash on hand and our net leverage ratio was 1.3x EBITDA (per U.S. Credit Agreement), compared to 1.0x at March 31, 2024.

Sustainability Progress

Robust sustainability disclosure and targets are essential for ensuring accountability and maintaining and reinforcing our corporate reputation. With the ongoing strategic oversight of our executive Sustainability Steering Committee, we continued to make strong progress toward our sustainability goals. In May 2024, we published our 2023 Sustainability Report, starting to align our disclosures with the upcoming European Sustainability Reporting Standards as required by the Corporate Sustainability Reporting Directive well ahead of the required schedule. On October 2, 2024, we published our Climate Action Plan Roadmap, providing a detailed plan of our path toward achieving Scope 1 and Scope 2 greenhouse gas neutrality aligned with our long-term climate goals.

In calendar year 2024, our year-on-year accomplishments included reducing our absolute Global Scope 1 Greenhouse Gas emissions by 5.5% from 2023, marking an overall 38% reduction from calendar year 2019. Our Global Scope 2 emissions are down 6.8% year-on-year. We also received multiple external recognitions and prizes for our sustainability efforts. This includes, being awarded the Better Project Award and the Better Practice Award from the U.S. Department of Energy (DOE) Better Plants Program for the implementation of an energy-saving Building Management System and the creation of a Green Revolving Fund respectively. This is the third consecutive year we have received this award from the DOE.

Fiscal Year 2025 Compensation Actions

Our executive compensation program is structured to support our vision to be the global leader in our chosen markets for stored energy solutions, while maximizing long-term stockholder value. We designed the program to link executive compensation to our financial performance and use equity compensation to closely align the interests of management with those of our stockholders. The Compensation Committee evaluates our overall performance in making decisions on the executive compensation program.

Management Incentive Plan Payouts were Above Target

Our cash annual incentive plan results for fiscal year 2025 are summarized below and align with our performance described above:

Incentive Plan	Incentive Plan Metrics		Results
Fiscal Year 2025 Management Incentive Plan (MIP)	60%	Operating Earnings	Payout = 130.5% of Target
	20%	Primary Operating Capital	
	20%	Non-Financial Transformational Quantitative Goals	

Program Structure Unchanged

We made no substantive changes to our incentive plan designs for fiscal year 2025 as compared to fiscal year 2024.

The fiscal year 2025 MIP measured operating earnings, primary operating capital, and non-financial transformational quantitative (NFTQ) goals, which are milestones that align with the achievement of our five-year strategic plan. The plan aligns with our focus on expense control, profitability, cash generation and preservation, and continued investment in our

new product lines. At the time that the goals were set, the Committee also considered the economic environment and the businesses of our vendors and customers.

The long-term incentive program was designed to support the strategic objectives of the Company over a multi-year period and considers the ongoing uncertainty in the current economic environment.

Half of the long-term value was provided in the form of premium-priced stock options, to ensure that a meaningful portion of the program was at-risk and performance-based. We selected premium-priced options with a 10-year term (versus our prior performance shares with a three-year performance period) to better align and incentivize management with the execution and achievement of the Company's business strategy and financial model.

The remaining portion of the long-term program was in the form of restricted stock units (RSUs) to support the retentive impact of the overall program and to provide further shareholder alignment. This continues to be a critical component of the overall program given significant retention challenges in the current labor market.

Summary of Other Major Program Elements

Other significant elements of our compensation program that reinforce stockholder alignment, our pay-for-performance objectives, and demonstrate the Compensation Committee's commitment to strong governance practices include:

- an independent Compensation Committee makes the compensation decisions for our named executive officers and the Committee engages an independent compensation consultant to assist in making such decisions;

- we require that a majority of pay be at-risk, 87% of fiscal year 2025 target total pay was at-risk or variable for our Chief Executive Officer (74% on average for our other named executive officers);

- we require that a majority of pay be tied to long-term performance, 71% of fiscal year 2025 target total pay was granted in the form of long-term incentives for our Chief Executive Officer (56% on average for other named executive officers);

- we maintain robust stock ownership guidelines for executives;

- we prohibit hedging and pledging of our stock;

- we maintain an SEC and NYSE compliant clawback policy designed to recoup excess compensation paid to executive officers in the event of an accounting restatement;

- equity grant administration procedures are in place to ensure that awards comply with legal, regulatory, and accounting requirements;

- the Compensation Committee conducts a risk assessment of our compensation program at least annually, to confirm that the program does not encourage excessive risk-taking;

- our equity awards have double trigger vesting acceleration in the event of a change in control (i.e., a qualifying termination of employment plus the occurrence of a change in control) and we do not provide for any automatic single trigger payments or benefits;

- our executive severance arrangements do not provide for excise tax gross ups; and

- we do not provide excessive perquisite or benefit programs, nor do we offer supplemental retirement plans.

Results of 2024 Advisory Vote on Executive Compensation—Say-on-Pay

At our annual meeting of stockholders held on August 1, 2024, 95.2% of votes cast by stockholders approved the advisory resolution on our executive compensation. The Compensation Committee considered this high approval rate by the stockholders in establishing the compensation programs for fiscal year 2025 and will continue to consider the outcome of future non-binding advisory stockholder votes on executive compensation in its determinations regarding executive compensation.

At our 2025 Annual Meeting, stockholders will have the opportunity to cast an advisory say-on-pay vote regarding the compensation of our named executive officers as discussed further in Proposal No. 3 beginning on page 60.

Executive Compensation Policy

We generally base our executive compensation program on the same objectives that guide us in establishing compensation programs for all our employees:

- Compensation should align the interests of employees, particularly executives, with the long-term interests of our stockholders through award opportunities that result in ownership of our common stock. While our key employees receive a mix of both annual and long-term incentives, employees at higher levels have an increasing proportion of their compensation tied to longer-term performance because these employees are each in a position to have greater influence on longer-term results.

- Compensation should reward teamwork. Because our success depends on our ability to optimize our worldwide business, our compensation programs emphasize our total results in addition to individual geographic or product line results.

- Compensation should be based on the level of job responsibility, as well as individual and corporate performance. As employees progress to higher levels in the organization, an increasing proportion of their pay should be linked to corporate performance and stockholder returns because they are more able to affect Company-wide results.

- Compensation should reflect the value of the job in the marketplace. To attract and retain a skilled work force, we must remain competitive with the pay of other employers who compete with us for talent.

- To be effective motivation, performance-based compensation programs should enable employees to easily understand how their efforts can affect their pay by contributing to the achievement of our strategic and operational goals.

- The programs and individual pay levels will always reflect differences in job responsibilities, geographies, and marketplace considerations, although the overall structure of compensation and benefit programs should be broadly similar across the organization.

Determination of Compensation

The Compensation Committee reviews and approves each named executive officer's base pay, bonus, and equity incentive compensation annually, with the guidance of the Compensation Committee's independent compensation consultant, FW Cook. The Compensation Committee considers a number of factors to determine the compensation for the named executive officers and to ensure that our executive compensation program is achieving its objectives. Among those factors are:

- *Assessment of Corporate Performance*. The Compensation Committee uses corporate performance measures as a focal basis for our executive compensation program in various ways. In establishing total compensation ranges, the Compensation Committee considers our performance within our industry using various measures, including, but not limited to, sales growth, profitability, balance sheet management, and total shareholder return (TSR). Additionally, as we describe in more detail below, the Compensation Committee has established specific corporate performance measures that determine the size of, and conditions to, payments under our MIP and the payout of our equity awards is based on the value of our common stock.

- *Assessment of Individual Performance*. Individual performance affects the compensation of all our employees, including the named executive officers. In addition, the Compensation Committee has adopted a formal evaluation process for our CEO. Each member of our Board provides a written, subjective evaluation of our CEO, on an anonymous basis, covering a broad range of criteria. The evaluations are collected and summarized by FW Cook, and the Compensation Committee considers them in setting the CEO's compensation. Compensation levels for each other named executive officer are approved by the Compensation Committee in consideration of recommendations from the CEO as well as its own review of individual performance.

- *Peer Group*. The Compensation Committee assessed our compensation programs for fiscal year 2025 against the programs of a peer group consisting of the following companies, which are broadly similar with respect to industry sector, business characteristics, revenues (range from $1.3 billion to $6.7 billion, with a median of $3.4 billion) and twelve-month average market capitalization (range from $1.6 billion to $18.9 billion, with a median of $7.2 billion). At the time of the study, EnerSys' revenues were $3.6 billion, and market capitalization was $4.0 billion.

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Our peer group that was used for informing executive compensation decisions for fiscal year 2025 was comprised of the following companies:

Acuity Brands, Inc.	ITT Inc.
Advanced Energy Industries Inc.	Lincoln Electric Holdings Inc.
Barnes Group Inc.	Littelfuse, Inc.
Belden Inc.	Regal-Rexnord Corporation
Donaldson Company, Inc.	Sensata Technologies Holding
Generac Holdings	SPX Technologies
Flowserve Corporation	Watts Water Technologies, Inc.
Hubbell Incorporated	Woodward, Inc.

The Compensation Committee evaluates our compensation program versus that of the peer companies with respect to both individual pay levels and the structure of the program. The Compensation Committee uses this data primarily to ensure that our executive compensation program as a whole is competitive. Market data is one of several factors that is used to evaluate compensation levels. Other factors may include individual and Company performance, industry identity, experience in the role, responsibility level, and internal equity.

Target total direct compensation for fiscal year 2025 fell 11% above the median for the named executive officers overall.

The Compensation Committee believes that this competitive level of target pay opportunities for incentive compensation is appropriate in light of our rigorous goal setting approach under the annual incentive plan and our desire to place a greater emphasis on at-risk pay that is earned over a multi-year period to support long-term stockholder value creation. The Compensation Committee also believes this compensation structure is aligned with our executive compensation philosophy.

Components of Executive Compensation

Base Salary

Base salary is the fixed element of our named executive officers' cash compensation. The Compensation Committee generally considers whether each named executive officer's base salary should be increased based on individual performance, as well as whether the base salary is competitive with that of executives in peer companies with comparable roles and responsibilities.

The Compensation Committee annually sets the base salaries of our named executive officers with assistance from the Compensation Committee's independent compensation consultant and solicits recommendations from the CEO for our named executive officers, other than the CEO.

For fiscal year 2025, the Compensation Committee considered the aforementioned factors and current responsibilities, performance, success, and achievements of the business, and determined that the following base salary adjustments were appropriate.

The base salaries of each of the named executive officers for fiscal years 2024 and 2025 are shown in the chart below in U.S. Dollars as of the end of the fiscal year.

Name	2025	2024	% Change
David M. Shaffer	$ 1,070,00	$ 1,040,000	2.9%
Andrea J. Funk	$ 600,000	$ 584,000	2.7%
Shawn M. O'Connell[1]	$ 700,000	$ 575,000	21.7%
Chad C. Uplinger	$ 415,000	$ 400,000	3.8%
Keith Fisher[2]	$ 580,000	—	—
Joern Tinnemeyer	$ 475,000	$ 458,000	3.7%

1 Mr. O'Connell's salary was originally established at $590,000 for fiscal year 2025 while in his role as President, Energy Systems Global. His salary was further increased to $700,000 upon promotion to President and Chief Operating Officer on November 8, 2024.

2 Mr. Fisher's base salary was set in connection with his hire and he was not employed by us during fiscal year 2024. The amount he actually received for fiscal year 2025 was based on his time in service during the year and is set forth in the Summary Compensation Table.

Management Incentive Plan

Under our MIP, our executives and key management personnel, including the named executive officers, may receive an annual cash bonus upon satisfaction of annual financial and strategic goals, which the Compensation Committee establishes at the beginning of each year. Consistent with our compensation policy, individuals with greater job responsibilities have a greater portion of their total cash compensation tied to our corporate performance through the MIP.

Under the MIP, each participant has threshold, target, and maximum cash bonus opportunity, which the Compensation Committee establishes at the beginning of each fiscal year. The Compensation Committee bases these opportunities on various factors, including, each participant's job responsibilities, position within our organization, and competitive data. The bonus opportunities are stated as a percentage of base salary. In establishing the goals, the Committee gives significant consideration to our prior year's performance. Satisfactory individual performance is a condition to payment, and, at the end of each fiscal year, the Committee can, at its discretion, adjust an individual's actual payout under the MIP based on such individual's performance. For fiscal year 2025, Mr. O'Connell's target bonus (as a percentage of base salary) was increased from 70% to 85% as of November 8, in connection with his promotion. The target was then pro-rated for his time served in each role during fiscal 2025 when calculating his final payout results.

Each year, the Committee also reviews overall financial performance and adjusts for items that are not reflective of normal operating performance for that year. These adjustments are items that the Committee believes are fair to both participants and stockholders, encourage appropriate actions that foster the long-term health of the business, and are consistent with the objectives underlying our predetermined performance goals. The adjustments identified by the Committee at the beginning of fiscal year 2025 included expenses related to merger and acquisition activity, unbudgeted supply chain impacts, the impact of restructuring programs, goodwill and intangible asset charges, the impact of tax or accounting changes, including the Inflation Reduction Act, unplanned legal settlements, the effects of foreign currency fluctuations, and lithium sourcing start-up costs. The Committee also reserves the right to make adjustments with respect to other extraordinary, non-recurring items if there is valid business rationale. There were no such adjustments for fiscal year 2025.

Fiscal Year 2025 MIP Targets and Payout

For fiscal year 2025, the Compensation Committee selected adjusted operating income, primary operating capital, and several non-financial transformational quantitative (NFTQ) objectives that were directly aligned with the achievement of our five-year strategic plan. Operating income and primary operating capital focused on improving both our core operating earnings and balance sheet strength, respectively. The non-financial component was designed to focus management on the critical strategic goals that support new product development and our transformational business strategy. Overall, the Committee believes that the mix of performance metrics supported the objectives of the business established for fiscal year 2025, which were expense control, profitability, cash generation and preservation, and continued investment in our new product lines.

The Compensation Committee established the following framework for awards in fiscal year 2025:

- *Bonus Targets.* For our named executive officers, the threshold, target, and maximum bonus opportunities for fiscal year 2025 were 15%, 100%, and 200% of target, respectively, which were the same as in fiscal year 2024.

- *Company Performance Measures.* For all participants in the MIP, including our named executive officers, the Compensation Committee established fiscal year 2025 performance measures, comprised of a mix of financial and NFQT goals as follows:

	Metric	Philosophy / Methodology
Financial	Operating Earnings	Focus on growth, expense control, and ultimately, profitability
	Primary Operating Capital	Focus on sales, cash generation and strengthening the balance sheet
Company Wide non-financial transformational quantitative (NFTQ)	Business Development	Develop a robust mergers and acquisitions pipeline with a prioritized status of evaluation and cultivation, ultimately leading to actionability and deal execution
	Fast Charge & Storage	15 Landmark configuration units complete and ready to ship
	Sustainability	Create a Climate Action Plan
Specialty (NFTQ)	DoD NMC Chemistry Development	Define baseline chemistry to meet target battery energy density as outlined in the government contract
Energy Systems (NFTQ)	Data Center Li	Develop viable end market architecture, validate cell selection to address data center market needs and acceptance
	Next Gen BB Solution	Develop next generation power supply utilizing switched mode power conversion technology enabling dual voltage capability to enable significant broadband cable network efficiency improvements and higher network power consumption
Motive Power (NFTQ)	2V TPPL versions of the 155Ah PzS plate cells	Create 2V TPPL versions of a 31in/800mm standard size cell which enables higher capacity TPPL in class II applications
	Internet of things (IOT) Ecosystem	Develop fully connected IOT ecosystem to increase customer intimacy

For fiscal year 2025, the total payout as a percentage of target was 130.5%, as shown in the chart and discussed below.

Performance Metrics	Weighting		Performance Goal Range and Payout			Performance Payout Full Year % of Goal [1]
			Minimum (15%)	Target (100%)	Maximum (200%)	
Adjusted Operating Earnings (In Millions)	60%	Goal	$461	$498	$543	$498.403 [2] / 101%
Primary Operating Capital [3]	20%	Goal	27.3%	26.8%	26.3%	25.1% / 200%
NFTQ Goals	20%	# Goals Achieved	2	6	8	7 / 150%
				Overall Payout % of Goals		**130.5%**

(1) The Committee believes the analysis of financial measures reflecting non-GAAP adjustments provides important supplemental information in evaluating the operating results as distinct from results that include items that are not indicative of ongoing operating results and overall business performance. This analysis and adjustments are items that were consistent with the objectives underlying our predetermined performance goals identified by the Committee at the beginning of fiscal year 2025.

(2) For fiscal year 2025, non-GAAP adjustments to operating earnings included fiscal year adjusted operating earnings of $528 million with agreed addbacks for fast charge and storage at $26.2 million and the lithium plant of $3.3 million. There were carve outs for the Bren-Tronics acquisition of ($22.9) million and Inflation Reduction Act partial year catch up of ($13.5) million, and the Inflation Reduction Act EAM benefit of ($22.7) million.

(3) We define primary operating capital as accounts receivable, plus inventories, minus accounts payable. The resulting net amount is divided by the trailing three-month net sales (annualized) to derive a primary operating capital percentage. We believe these three elements included in primary operating capital are most operationally driven, and this performance measure provides us with information about the asset intensity and operating efficiency of the business on a company-wide basis that management can monitor and analyze trends over time.

The adjusted operating earnings performance goal for fiscal year 2025 was established at a level that was higher than actual performance in fiscal year 2024, which was a rigorous goal given the ongoing challenges and volatility with sourcing

supply, labor, and inflation and related global market recoveries. The primary operating capital performance goal for fiscal year 2025 was also established at a level that was higher than actual performance in fiscal year 2024, which was a rigorous goal, given challenging market dynamics and changes in sales.

The 2025 MIP payouts were made in May 2025. The amounts earned by each named executive officer for fiscal year 2025 performance can be found under "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

In addition, in connection with his hiring and as an inducement to join the Company, the Company provided Mr. Fisher with a one-time sign-on cash bonus of $250,000. The bonus must be repaid by Mr. Fisher to the Company within thirty days, if he is terminated for cause or voluntarily leaves, within one year of his start date.

Long-Term Equity Incentive Compensation

The Compensation Committee has the ability to make various types of equity awards as long-term incentive compensation to our named executive officers under the 2023 Equity Incentive Plan. For fiscal year 2025, the Committee reviewed the long-term incentive program and determined that the mix used in fiscal year 2024 continued to be appropriate and aligned with the Company's business strategy. An overview of the program is as follows:

Long-Term Grant Type	Weighting	Description
Premium-Priced Stock Options	50%	■ Exercise price set at a 10% premium to the fair market value on the grant date
		■ Vesting in annual increments over three years
		■ 10-year exercise term
Time-Vested RSUs	50%	■ Vesting in annual increments over four years

Stock options align employee incentives with stockholders because options have value only if the stock price increases over time.

The non-qualified stock options that the Compensation Committee approved for fiscal year 2025 each have a 10-year term and vest one-third each year over three years. The options, which we granted at our common stock's closing price on the date of grant, plus a 10% premium, encourage participants to focus on long-term performance and growth.

Time-vested RSUs support the retention of our executives and also align employee incentives with stockholders since the value of RSUs is dependent on our stock price. RSUs vest in 25% annual increments over four years and have a longer vesting period than the stock options and performance share units because their main purpose is for retention.

On May 15, 2024, the Compensation Committee approved the value of fiscal year 2025 equity awards, which we granted on August 9, 2024. In addition, off-cycle equity grants were made to Mr. O'Connell on November 8, 2024 in connection with his promotion to President and Chief Operating Officer, and to Mr. Fisher on February 7, 2025 in connection with his hire. The awards granted to Mr. Fisher were intended to make-up for awards forfeited at his prior employer in connection with his hiring by us, as well as to induce Mr. Fisher to join the Company. The fiscal year 2025 equity awards granted to each of the named executive officers were as follows:

Name	Number of Stock Options [1]	Number of Restricted Stock Units [2]	Total Value [3]
David M. Shaffer	83,090	30,223	$5,700,000
Andrea J. Funk	20,408	7,423	$1,400,000
Shawn M. O'Connell [4]	34,209	12,554	$2,400,000
Chad C. Uplinger	14,577	5,302	$1,000,000
Keith Fisher [5]	13,514	17,549	$2,250,000
Joern Tinnemeyer	14,577	5,302	$1,000,000

(1) The exercise price of each premium-priced stock option is $103.73, which is based on the $94.30 closing price on August 9, 2024, the date of grant, plus a 10% premium. The value of each premium-priced stock option was $34.30. We determined the total value of each premium-priced stock option using a Black-Scholes valuation model.

(2) The value of each restricted stock unit was $94.30, the closing price on August 9, 2024, the date of grant.

(3)   The total value is the sum of the value of the premium-priced stock options and restricted stock units, determined as of August 9, 2024, the date of grant (except as otherwise set forth in footnotes 4 and 5). Final award values may vary slightly due to fractional shares and rounding.

(4)   Mr. O'Connell's awards with a value of $1,000,000 (comprised of 13,801 premium priced stock options and 5,131 restricted stock units) were granted in connection with his promotion to President and Chief Operating Officer on November 8, 2024.

(5)   All of Mr. Fisher's awards were granted on February 7, 2025 in connection with his new hire offer.

Deferred Compensation Plan

We maintain the EnerSys Voluntary Deferred Compensation Plan for Executives, which we refer to as the "Deferred Compensation Plan," under which participants who are among a select group of management and highly compensated employees may elect to defer receipt of all or a portion of their cash bonus. Under the Deferred Compensation Plan, as amended, each participant must make an irrevocable deferral election before the beginning of the fiscal year to which the cash bonus relates or, in the case of "performance-based compensation," on or before six months before the end of such fiscal year. Participants can elect to receive distributions of their accounts in the Deferred Compensation Plan, either in a lump sum or in installments, (i) upon their termination of employment, (ii) on a specified date, or (iii) upon our change in control.

A participant may elect to allocate the deferred amounts into an investment account and select among various investment options upon which the rate of return of the deferred amounts will be based. The participants' investment accounts are adjusted periodically to reflect the deemed gains and losses attributable to the deferred amounts. The specific investment options are the same investment options available to our employees under our 401(k)-retirement plan. Each participant is always 100% vested in their investment accounts.

Alternatively, participants may elect to allocate the deferred amounts into restricted stock units awarded under our 2023 Equity Incentive Plan. If a participant elects to defer into restricted stock units, we will make an additional matching contribution of restricted stock units in the amount of 20% of the deferred amount. Dividend equivalent units, if any, will be credited to each stock unit account. Each participant is 100% vested with respect to the amounts deferred to the restricted stock unit deferral account. The 20% matching contribution will vest three years from the last date of the fiscal year to which the amounts relate, except that participants will automatically become 100% vested in their matching contribution upon (i) our change in control where the consideration paid is cash, or (ii) upon their death, disability, voluntary termination for "good reason," or involuntary termination of employment without cause, provided that such event occurs within two years of any type of change in control. All restricted stock units under the Deferred Compensation Plan are payable in shares of our common stock.

The Deferred Compensation Plan is a non-qualified deferred compensation plan. As such, the rights of all participants to any deferred amounts represent our unsecured promise to pay and the deferred amounts remain subject to the claims of our creditors.

None of our named executive officer currently participates in the Deferred Compensation Plan.

Employment and Related Agreements

We maintain severance agreements with each of Ms. Funk, Mr. O'Connell and Mr. Fisher, which provide for severance benefits upon a qualifying termination of employment in connection with a change in control.

We describe these agreements under the heading "Employment Agreements."

As previously disclosed, Mr. Tinnemeyer separated employment with the Company on March 26, 2025. In connection with his separation, which was a termination without cause, the Company entered into a severance agreement with Mr. Tinnemeyer (effective April 15, 2025), pursuant to which we agreed to provide certain payments and benefits as consideration for a waiver and release of claims. More information about this agreement, the termination and change-in-control provisions of our other severance agreements and our equity awards can be found under the heading "Potential Payments Upon Termination or Change-In-Control," later in this proxy statement

Employee Benefits

We generally offer all our eligible non-unionized U.S. employees, including the named executive officers, core employee benefits coverage. The benefits include medical and dental coverage, short-term disability insurance, life insurance, access to an employee assistance program to support the wellbeing of our employees, and a discount program for our products. All eligible non-unionized U.S. employees, including the named executive officers, may also obtain at their expense, long-term disability insurance coverage, and participate in a 401(k)-retirement plan as a means to save for retirement on a tax-advantaged basis. We provide a matching contribution under the 401(k)-retirement plan to all eligible participants.

Each of our employees, including the named executive officers, partially bears the cost of certain employee benefits. We do not cover our named executive officers under any defined benefit pension or supplemental executive retirement plans.

Perquisites

We provide limited perquisites and personal benefits to our named executive officers, including a company car and spousal travel benefits to business functions, and airline membership dues.

The Compensation Committee has determined that each of these benefits has a valid business purpose. Additional information about these perquisites is provided in the footnotes of the Summary Compensation Table.

Other Matters

Clawback Policy

We have historically maintained a Clawback Policy applicable to our executive officers in the event of a financial restatement, and in August 2023 we approved a new clawback policy in its place, consistent with the new rules and regulatory requirements adopted by the SEC and the NYSE. Pursuant to our Clawback Policy as now in effect, the Company must recover erroneously awarded incentive-based compensation from executive officers after an accounting restatement, regardless of the fault of the executive and without the use of the Compensation Committee's discretion (subject to certain limited exceptions specified under the NYSE rules).

The Clawback Policy applies to current and former executive officers subject to Section 16 of the Exchange Act, including each of our named executive officers. All equity awards granted under our 2023 Equity Incentive Plan, our Amended and Restated 2017 Equity Incentive Plan, and for participants in those plans who still hold awards under our Amended and Restated 2010 Equity Incentive Plan, all such time- and performance-based awards are subject to the Policy, as well as any cash incentive bonuses. Pursuant to this Policy, in the event of a financial restatement, the Board will recover, on a reasonably prompt basis, the amount of any incentive-based compensation received by any executive officer during a preceding three fiscal year period that exceeds the amount that otherwise would have been received had it been determined based on the restated financial statements.

Policy on Granting Equity Awards

We have a written equity award policy that provides the authority and the procedure for granting awards. The Compensation Committee has the authority to make all equity awards to employees of the Company. In addition, within certain limitations, the Compensation Committee may delegate authority to our CEO to make awards to employees below the named executive officer level.

Our policy requires that the exercise price of stock options be no less than the closing price of our stock on the grant date. Subject to applicable local law, the grant date for equity awards to all eligible participants, including our named executive officers, is on the first business day after the annual meeting that our stock trading window is open and that is not otherwise within our stock trading blackout policy. Our policy also states that we will not purposely accelerate or delay the public release of material information in consideration of a pending equity grant in order to allow an award recipient to benefit from a more favorable stock price. During fiscal year 2025, we did not make any grants of stock options within four days before or less than one day after the release of material non-public information. These procedures provide assurance that grant dates are not being manipulated to result in an exercise price that is favorable to us or our employees.

Hedging and Pledging Prohibition

We do not permit our employees to hedge their economic exposures to our common stock that they own by engaging in transactions involving puts, calls, or other derivative securities, zero-cost collars, forward sales contracts, or buying on margin or pledging shares as collateral for a loan.

Stock Ownership Guidelines and Holding Requirement

The Compensation Committee has adopted stock ownership guidelines for both executives and non-employee directors. We intend that the guidelines align the interests of our executives and non-employee directors with those of the stockholders and ensure that the executives and directors responsible for overseeing operations have an ongoing financial stake in our success. The stock ownership guidelines provide that we expect our CEO to attain and maintain an investment level in stock equal to six times his annual base salary. We expect the other named executive officers to attain and maintain an investment level equal to three times their annual base salary. We expect each individual to achieve such investment levels five years from the date a specified ownership level commences. If an executive is promoted and as a result is subject to a higher guideline, an additional three years would be provided to reach such higher level. If the guidelines are not met within the required time frame, the Compensation Committee, at its discretion, may require an executive to hold 100% of the after-tax profit shares acquired through the compensation program until the guideline is met. The Compensation Committee evaluates ownership levels on a quarterly basis. As of March 31, 2025, all of our named executive officers, other than Mr. Shaffer who retired, have achieved, or are on target to achieve, their respective investment level set forth in the guidelines. Pursuant to a previously announced management transition on November 6, 2024, Mr. Shaffer retired on May 22, 2025.

We describe the stock ownership guidelines for our non-employee directors under "Director Compensation."

Review of Compensation Policies and Practices in Relation to Risk

During fiscal year 2025, the Compensation Committee, with the assistance of FW Cook, conducted a review of our compensation policies and practices to ensure that they do not motivate imprudent risk taking. Included in the review were all of our cash and equity-based incentive plans, including those applicable below the executive level, as well as other compensation related policies and practices including stock ownership guidelines, insider trading prohibitions, clawback policies, and independent oversight by the Compensation Committee.

We evaluated these compensation policies and practices to ensure that they do not foster risk taking above the level of risk associated with our business model and that they were designed to encourage behaviors aligned with the long-term interests of our stockholders. Thus, we considered our growth and return performance, volatility and leverage, and compared them to the performance metrics, payout opportunities, and time horizon of our compensation policies and practices. We also considered the mix of compensation, such as the balance between fixed and variable pay, cash and equity, performance goals on a corporate, business unit, and individual level, financial and non-financial metrics, and determinations based upon formulas and discretion. Based on this assessment, we have concluded that we have a balanced program and do not promote excessive risk taking.

COMPENSATION COMMITTEE REPORT

The Compensation Committee evaluates and establishes compensation for our named executive officers and oversees our equity incentive plan, the MIP, and our benefit and perquisite programs. Management has the primary responsibility for our financial statements and reporting process, including the disclosure of executive compensation. With this in mind, we have reviewed and discussed with management the Compensation Discussion and Analysis found on pages 31 to 42. The Compensation Committee is satisfied that the Compensation Discussion and Analysis fairly and completely represents the philosophy, intent, and actions of the Compensation Committee with regard to executive compensation. We recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in our Annual Report on Form 10-K for the fiscal year ended March 31, 2025, for filing with the Securities and Exchange Commission.

Compensation Committee
Steven M. Fludder, Chair
Caroline Chan
Dave Habiger
Tamara Morytko
Ronald P. Vargo

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation earned in fiscal years 2023, 2024, and 2025, by our Chief Executive Officer, our Chief Financial Officer, and our four other most highly compensated executive officers who had served in fiscal 2025 or are currently serving in their capacity as of March 31, 2025. We collectively refer to these individuals as the "named executive officers." We did not pay any discretionary bonuses, nor did we maintain any defined benefit pension arrangements and none of our named executive officers deferred or accrued amounts under the Deferred Compensation Plan for Executives for fiscal years 2023, 2024, or 2025; accordingly, we have omitted the "Bonus" and "Change in Pension Value and Non-qualified Deferred Compensation Earnings" columns from the table.

Name and Principal Position	Year	Salary	Stock Awards[1]	Option Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation	Total
David M. Shaffer	2025	$ 1,070,000	$ 2,850,000	$ 2,850,000	$ 1,664,385	$ 42,011[3]	$ 8,476,396
President & CEO	2024	$ 1,040,000	$ 2,650,000	$ 2,650,000	$ 1,548,597	$ 42,652	$ 7,931,249
	2023	$ 1,040,000	$ 2,612,500	$ 2,612,500	$ 1,572,363	$ 51,555	$ 7,888,918
Andrea J. Funk	2025	$ 600,000	$ 700,000	$ 700,000	$ 922,433	$ 31,775[4]	$ 2,954,208
Executive Vice President and CFO	2024	$ 584,064	$ 612,500	$ 612,500	$ 502,469	$ 24,963	$ 2,336,496
	2023	$ 561,600	$ 612,500	$ 612,500	$ 495,293	$ 32,538	$ 2,314,431
Shawn O'Connell	2025	$ 700,000	$ 700,000	$ 700,000	$ 630,756	$ 40,930[5]	$ 2,771,686
President & COO	2024	$ 575,026	$ 500,000	$ 500,000	$ 472,842	$ 19,834	$ 2,067,702
	2023	$ 495,123	$ 500,000	$ 500,000	$ 436,665	$ 23,377	$ 1,955,165
Chad Uplinger	2025	$ 411,315	$ 500,000	$ 500,000	$ 375,863	$ 32,929[6]	$ 1,820,107
President, Motive Power Global	2024	$ 400,258	$ 245,000	$ 105,000	$ 224,652	$ 29,688	$ 1,004,598
	2023	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Keith Fisher	2025	$ 145,002	$ 1,750,000	$ 500,000	$ 129,234	$ 253,750[7]	$ 2,777,986
President, Energy Systems Global	2024	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
	2023	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Joern Tinnemeyer	2025	$ 500,000	$ 500,000	$ 500,000	$ 440,990	$ 23,742[8]	$ 1,964,732
Former Senior Vice President and CTO	2024	$ 457,670	$ 450,000	$ 450,000	$ 388,550	$ 22,406	$ 1,768,626
	2023	$ 416,064	$ 450,000	$ 450,000	$ 366,942	$ 34,457	$ 1,717,463

(1) We calculated these amounts using the provisions of ASC Topic 718. Amounts represent the aggregate grant date fair value of the applicable awards. See the "Stock-Based Compensation" Note to our consolidated financial statements set forth in our Annual Report on Form 10-K for the fiscal years ended March 31, 2023, March 31, 2024, and March 31, 2025, for the assumptions made in calculating these amounts.

(2) Represents annual incentive amounts paid to the named individuals under the MIP. We discuss the MIP in further detail in the section entitled "Management Incentive Plan."

(3) Consists of our 401(k) plan matching contributions in the amount of $20,817; personal use of company-provided automobile in the amount of $17,931; spouse/family travel expenses in the amount of $2,063; and electricity stipend for electric vehicle of $1,200.

(4) Consists of our 401(k) plan matching contributions in the amount of $21,261; personal use of company-provided automobile in the amount of $9,314; and electricity stipend for electric vehicle of $1,200.

(5) Consists of our 401(k) plan matching contributions in the amount of $19,125; personal use of company-provided automobile in the amount of $21,210; and airline membership dues.

(6) Consists of our 401(k) plan matching contributions in the amount of $13,339; car allowance in the amount of $18,025, home installation of electric charging station and electricity stipend for electric vehicle of $1,565.

(7) Consists of a sign-on bonus in the amount of $250,000; and car allowance in the amount of $3,750.

(8) Consists of our 401(k) plan matching contributions in the amount of $21,448; and personal use of company-provided automobile in the amount of $2,294.

Employment Agreements

Severance Letter Agreement with Ms. Funk

We entered into a severance letter agreement with Ms. Funk on April 1, 2022, which letter agreement provides for severance benefits upon termination of employment in connection with a change in control. The severance letter agreement is for an initial three-year term that is automatically renewed for an additional one-year term thereafter unless either party gives their respective notice of intent not to renew. The severance letter agreement also provides that the executive may not compete with our business or solicit any of our customers or employees for one year following termination of employment for any reason. See "Potential Payments upon Termination or Change in Control" for information about our obligations under the severance letter agreement with these executives, to provide certain payments upon a termination of employment in connection with a change in control.

Severance Letter Agreement with Mr. O'Connell

We entered into a severance letter agreement with Mr. O'Connell on April 1, 2019, which letter agreement provides for severance benefits upon termination of employment in connection with a change in control. The severance letter agreement is for an initial three-year term that is automatically renewed for an additional one-year term thereafter unless either party gives their respective notice of intent not to renew. The severance letter agreement also provides that the executive may not compete with our business or solicit any of our customers or employees for one year following termination of employment for any reason.

Effective upon Mr. O'Connell's appointment as President and Chief Executive Officer on May 23, 2025, this severance letter agreement was amended to, among other things, (a) increase the amount of the lump sum paid thereunder to two times the sum of (x) his annual base compensation then in effect and (y) his annual cash bonus at such target then in effect, and (b) increase the COBRA reimbursement (or equivalent) period to two years.

Severance Letter Agreement with Mr. Fisher

We entered into a severance letter agreement with Mr. Fisher on January 2, 2025, which letter agreement provides for severance benefits upon termination of employment in connection with a change in control. The severance letter agreement is for an initial three-year term that is automatically renewed for an additional one-year term thereafter unless either party gives their respective notice of intent not to renew. The severance letter agreement also provides that the executive may not compete with our business or solicit any of our customers or employees for one year following termination of employment for any reason.

Agreements with Mr. Uplinger

Mr. Uplinger is not party to any employment agreement or severance letter agreement with the Company.

See "Potential Payments upon Termination or Change in Control" for information about our obligations under the severance letter agreement with these executives, to provide certain payments upon a termination of employment in connection with a change in control.

GRANTS OF PLAN-BASED AWARDS TABLE FOR FISCAL YEAR 2025

	Grant Date	Committee Action Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards($)[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of securities underlying options (#)[4]	Exercise or Base Price of Options ($/Sh)	Grant Date Fair Value Of Stock and Option Awards ($)[5]
			Threshold	Target	Maximum				
David M. Shaffer			$192,600	$1,284,000	$2,568,000				
	8/9/2024						83,090	$103.73	$34.30
	8/9/2024					30,223			$94.30
Andrea J. Funk			$ 72,000	$ 480,000	$ 960,000				
	8/9/2024						20,408	$103.73	$34.30
	8/9/2024					7,423			$94.30
Shawn M. O'Connell			$ 89,250	$ 595,000	$1,190,000				
	8/9/2024						20,408	$103.73	$34.30
	8/9/2024					7,423			$94.30
	11/8/2024						13,801	$107.18	$36.23
	11/8/2024					5,131			$97.44
Chad Uplinger			$ 43,188	$ 287,920	$ 575,840				
	8/9/2024						14,577	$103.73	$34.30
	8/9/2024					5,302			$94.30
Keith Fisher			$ 60,901	$ 406,006	$ 812,011				
	2/7/2025						13,514	$109.69	$37.00
	2/7/2025					12,535			$99.72
	2/7/2025					5,014			$99.72
Joern Tinnemeyer			$ 52,500	$ 350,000	$ 700,000				
	8/9/2024						14,577	$103.73	$34.30
	8/9/2024					5,302			$94.30

(1) We made all equity awards to the named executive officers in fiscal year 2025 in accordance with our policy on granting equity awards, which we describe on page 40.

(2) The amounts shown in the columns are the threshold, target, and stretch goal (maximum) potential amounts that were payable for fiscal year 2025 under the MIP. No amounts were payable if threshold performance was not achieved for at least one performance goal. See the Summary Compensation Table for a discussion of the amounts actually earned under the MIP.

(3) Reflects the number of restricted stock units awarded as long-term incentive compensation. We describe this award in the section entitled "Long-Term Incentive Compensation."

(4) Reflects the number of stock options awarded as long-term incentive compensation. We describe these awards in the section entitled "Long-Term Incentive Compensation."

(5) We calculated these amounts using the provisions of ASC Topic 718. Amounts represent the aggregate grant date fair value of the applicable awards. See Note 18. "Stock-Based Compensation" to our consolidated financial statements set forth in our Annual Report on Form 10-K for the fiscal year ended March 31, 2025, for the assumptions made in calculating these amounts.

OUTSTANDING EQUITY AWARDS AS OF MARCH 31, 2025

The following table sets forth the outstanding equity awards held by our named executive officers at the end of the 2025 fiscal year. The amounts include additional shares attributable to accumulated dividend equivalents with respect to unvested equity awards, when applicable to such award.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexcercised Options Excercisable	Number of Securities Underlying Unexcercised Option Unexcercercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options	Option Exercise Price ($ Per Share)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
David M. Shaffer	40,256	0	0	$ 83.14	5/9/2027				
	47,015	0	0	$ 75.17	8/13/2028				
	45,692	0	0	$ 57.75	8/12/2029				
	94,894	0	0	$ 82.93	8/17/2030				
	82,015	0	0	$100.99	8/16/2031				
	72,449	36,224[1]	0	$ 77.97	8/12/2032				
	25,095	50,189[2]	0	$104.18	8/11/2033				
	0	83,090[3]	0	$103.73	8/9/2034				
						6,581[4]	$ 602,721		
						18,910[5]	$1,731,792		
						21,339[6]	$1,954,241		
						30,450[7]	$2,788,585		
Andrea J. Funk	6,527	0	0	$ 57.75	8/12/2029				
	4,940	0	0	$ 75.39	8/17/2030				
	6,748	0	0	$ 91.81	8/16/2031				
	16,985	8,493[1]	0	$ 77.97	8/12/2032				
	5,800	11,601[2]	0	$104.18	8/11/2033				
	0	20,408[3]	0	$103.73	8/9/2034				
						1,382[4]	$ 126,599		
						4,433[5]	$ 405,955		
						4,932[6]	$ 451,659		
						7,479[7]	$ 684,898		
Shawn O'Connell	6,778	0	0	$ 82.93	8/17/2030				
	15,950	0	0	$100.99	8/16/2031				
	13,866	6,933[1]	0	$ 77.97	8/12/2032				
	4,735	9,470[2]	0	$104.18	8/11/2033				
	0	20,408[3]	0	$103.73	8/9/2034				
	0	13,801[8]	0	$107.18	11/8/2034				
						1,280[4]	$ 117,204		
						3,619[5]	$ 331,436		
						4,026[6]	$ 368,684		
						7,479[7]	$ 684,898		
						5,157[9]	$ 472,290		
Chad Uplinger	2,323	0	0	$ 75.39	8/17/2030				
	3,434	0	0	$ 91.81	8/16/2031				
	3,005	1,503[1]	0	$ 70.88	8/12/2032				
	922	1,843[2]	0	$ 94.71	8/11/2033				
	0	14,577[3]	0	$103.73	8/9/2034				
						704[4]	$ 64,438		
						1,989[5]	$ 182,116		
						1,973[6]	$ 180,664		
						5,342[7]	$ 489,199		
Keith Fisher	0	13,514[10]	0	$109.69	2/7/2035				
						5,027[11]	$ 460,336		
						12,567[12]	$1,150,840		

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexcercised Options Excercisable	Number of Securities Underlying Unexcercised Option Unexcercercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options	Option Exercise Price ($ Per Share)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Joern Tinnemeyer	4,129	0	0	$ 83.14	5/9/2027				
	5,877	0	0	$ 75.17	8/13/2028				
	8,975	0	0	$ 57.75	8/12/2029				
	6,793	0	0	$ 75.39	8/17/2030				
	9,851	0	0	$100.99	8/16/2031				
	12,479	0	0	$ 77.97	8/12/2032				
	4,261	0	0	$104.18	8/11/2033				
						1.98(4)	$ 181		
						8.16(5)	$ 748		
						9.08(6)	$ 832		
						13.39(7)	$ 1,226		

(1) One-third vested on each of August 12, 2023 and August 12, 2024. One-third is scheduled to vest on August 12, 2025.
(2) One-third vested on August 11, 2024. One-third is scheduled to vest on each of August 11, 2025, and August 11, 2026.
(3) One-third is scheduled to vest on each of August 9, 2025, August 9, 2026, and August 9, 2027.
(4) One-fourth vested on each of August 16, 2022, August 16, 2023, and August 16, 2024. One-fourth is scheduled to vest on August 16, 2025.
(5) One-fourth vested on each of August 12, 2023, and August 12, 2024. One-fourth is scheduled to vest on each of August 12, 2025, and August 12, 2026.
(6) One-fourth vested on August 11, 2024. One-fourth is scheduled to vest on each of August 11, 2025, August 11, 2026, and August 11, 2027.
(7) One-fourth is scheduled to vest on each of August 9, 2025, August 9, 2026, August 9, 2027, and August 9, 2028.
(8) One-third is scheduled to vest on each of November 8, 2025, November 8, 2026, and November 8, 2027.
(9) One-fourth is scheduled to vest on each of November 8, 2025, November 8, 2026, November 8, 2027, and November 8, 2028.
(10) One-third is scheduled to vest on each of February 7, 2026, February 7, 2027, and February 7, 2028.
(11) One-fourth is scheduled to vest on each of February 7, 2026, February 7, 2027, February 7, 2028, and February 7, 2029.
(12) One-half is scheduled to vest on each of February 7, 2026, and February 7, 2027.

OPTIONS EXERCISED AND STOCK VESTED DURING FISCAL YEAR 2025

The following table sets forth the number of shares acquired upon exercising options and the vesting of stock awards by our named executive officers during fiscal year 2025.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting[1]
David M. Shaffer	22,118	$636,311	30,199.9351	$2,871,066
Andrea J. Funk	0	$ 0.00	6,167.4701	$ 585,769
Shawn M. O'Connell	0	$ 0.00	5,945.4463	$ 565,349
Chad C. Uplinger	0	$ 0.00	3,180.4222	$ 302,483
Keith D. Fisher	0	$ 0.00	0	$ 0.00
Joern Tinnemeyer	0	$ 0.00	4,924.5048	$ 467,742

(1) Values are calculated as the product of (a) number of shares of our common stock underlying the restricted stock units that vested and (b) the closing price of our common stock on the last trading day prior to the date of vesting. For vesting that occurred on August 11, 2024, the applicable closing price was $94.30. For vesting that occurred on August 12, 2024, the applicable closing price was $94.30. For vesting that occurred on August 16, 2024, the applicable closing price was $96.46. For vesting that occurred on August 17, 2024, the applicable closing price was $95.56.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

As we describe above, Ms. Funk and Messrs. O'Connell and Fisher have each entered into severance agreements with us. Under the conditions described below, each of these agreements provides for certain payments upon termination of employee and a change in control. We describe these payments below.

Ms. Funk, Mr. O'Connell and Mr. Fisher

If we were to terminate the employment of Ms. Funk, Mr. O'Connell or Mr. Fisher without cause, as defined below, or if such executive were to resign for good reason, as defined below, during the six-month period prior to a change in control (and the termination was in connection with the change in control) or during the 24-month period after a change in control, we would be obligated to pay to the terminating executive the following:

- a lump sum cash payment equal to the sum of the executive's base salary then in effect, and their annual cash bonus at the target level then in effect,

- for a period of one year for Mr. Fisher, Ms. Funk and Mr. O'Connell, payment of cost of coverage in excess of the amount the executive would pay, as an active employee, for continued participation in our medical, dental, and vision programs, but such payments will end when the executive becomes eligible to participate in comparable programs of a subsequent employer;

- full acceleration of vesting of outstanding equity awards; and

- a pro-rata payment from our annual incentive plan for the fiscal year in which the termination occurs.

"Cause" means, with respect to each executive:

- breach of fiduciary duty or duty of loyalty to us;

- willful act of material dishonesty with respect to any material matter involving us;

- theft or material misuse of our property;

- failure to conform in any material respect to our code of conduct;

- excessive absenteeism;

- conviction of, or plea of guilty or nolo contendere to, a felony or any criminal charge involving moral turpitude or illegal substance abuse;

- continuing neglect of management duties and responsibilities that has a material adverse effect on us;

- willful failure to timely report information having a material adverse effect on our business operations to the board or the executive's direct supervisor; or

- failure to meet our reasonable and achievable documented performance expectations (other than any such failure resulting from incapacity due to physical or mental illness).

"Good reason" means, with respect to each executive, any of the following:

- a 10% or more decrease in the executive's base salary, other than a company-wide reduction in senior management pay;

- a material diminution of the executive's position, duties, or responsibilities;

- any permanent reassignment of such executive to a location greater than 50 miles from the location of his primary office, unless such new location is closer to his primary residence; or

- a material breach of our obligations under the agreement.

Each of the severance letter agreements provides that if any amounts payable, when taken together with payments and benefits provided to the executive under any other plans, contracts, or arrangements with us, will be subject to any excise tax imposed under Code Section 4999, then such amounts will be reduced to the extent necessary so that no portion thereof will be subject to the excise tax, but if the executive would receive in the aggregate greater value (as determined under Code Section 280G) on an after-tax basis if the amounts were not subject to such reduction, then no such reduction will be made.

In the event of the death or termination for disability of a named executive officer, all outstanding unvested equity awards of such named executive officer become vested.

Effective upon Mr. O'Connell's appointment as President and Chief Executive Officer on May 23, 2025, this severance letter agreement was amended to, among other things, (a) increase the amount of the lump sum paid thereunder to two times the sum of (x) his annual base compensation then in effect and (y) his annual cash bonus at such target then in effect, and (b) increase the COBRA reimbursement (or equivalent) period to two years.

Potential Payments Table

The table below reflects the incremental amount of compensation payable to our named executive officers under various termination and change in control scenarios. The amounts shown below assume that such hypothetical termination or change in control is effective as of March 31, 2025. These amounts do not include benefits earned or vested as of March 31, 2025, or benefits provided under insurance or regular programs available to our salaried employees generally. The actual amounts that are payable upon a named executive officer's termination of employment can be determined only at the time of any such event. Due to the number of factors that affect the nature and amount of any benefits provided upon termination or change in control, any actual amounts paid or distributed may be higher or lower than the amounts set forth below. Factors that could affect these amounts include, among other things, the time of year the event occurs, our financial performance, and the age of the named executive officer at the time of the event.

Name		Change in Control[4]	Termination for Disability	Death	Involuntary Termination Not For Cause Voluntary Termination For Good Reason[1]	
					Absent Change in Control	Following a Change in Control
David M. Shaffer	Severance	$ 0	$ 0	$ 0	$ 0	$ 5,468,836
	Welfare benefits continuation[2]	$ 0	$ 0	$ 0	$ 0	$ 25,040
	Value of accelerated stock options[3]	$ 493,022	$2,110,337	$2,110,337	$ 0	$ 2,110,337
	Value of accelerated restricted stock units[3]	$7,508,461	$7,508,461	$7,508,461	$ 0	$ 7,508,461
	Potential Excise Tax Cut-Back	$ 0	N/A	N/A	N/A	$ 0
	Total	**$8,001,483**	**$9,618,798**	**$9,618,798**	**$ 0**	**$15,112,674**
Andrea Funk	Severance	$ 0	$ 0	$ 0	$ 0	$ 1,522,446
	Welfare benefits continuation[2]	$ 0	$ 0	$ 0	$ 0	$ 14,123
	Value of accelerated stock options[3]	$ 115,590	$ 432,027	$ 432,027	$ 0	$ 432,027
	Value of accelerated restricted stock units[3]	$1,660,986	$1,660,986	$1,660,986	$ 0	$ 1,660,986
	Potential Excise Tax Cut-Back	$ 0	N/A	N/A	N/A	$ 0
	Total	**$1,776,576**	**$2,093,014**	**$2,093,013**	**$ 0**	**$ 3,629,582**
Shawn M. O'Connell	Severance	$ 0	$ 0	$ 0	$ 0	$ 1,330,756
	Welfare benefits continuation[2]	$ 0	$ 0	$ 0	$ 0	$ 16,653
	Value of accelerated stock options[3]	$ 94,358	$ 630,132	$ 630,132	$ 0	$ 630,132
	Value of accelerated restricted stock units[3]	$1,965,490	$1,965,490	$1,965,490	$ 0	$ 1,965,490
	Potential Excise Tax Cut-Back	$ 0	N/A	N/A	N/A	$ 0
	Total	**$2,059,848**	**$2,595,622**	**$2,595,622**	**$ 0**	**$ 3,943,031**
Chad Uplinger	Value of accelerated stock options[3]	$ 31,112	$ 43,553	$ 43,553	$ 0	$ 43,552
	Value of accelerated restricted stock units[3]	$ 913,144	$ 913,144	$ 913,144	$ 0	$ 913,144
	Total	**$ 944,256**	**$ 956,697**	**$ 956,697**	**$ 0**	**$ 956,696**
Keith Fisher	Severance	$ 0	$ 0	$ 0	$ 0	$ 709,243
	Welfare benefits continuation[2]	$ 0	$ 0	$ 0	$ 0	$ 17,891
	Value of accelerated stock options[3]	$ 25,182	$ 168,249	$ 168,249	$ 0	$ 168,249
	Value of accelerated restricted stock units[3]	$1,611,167	$1,611,167	$1,611,167	$ 0	$ 1,611,167
	Potential Excise Tax Cut-Back	$ 0	N/A	N/A	N/A	$ 0
	Total[5]	**$1,636,349**	**$1,779,416**	**$1,779,416**	**$ 0**	**$ 2,506,551**

(1) For severance payment calculation, and time and form of such payment, see "Employment Agreements."
(2) Present value of welfare benefits continuation. Assumes no increase in the cost of welfare benefits.
(3) Value based on the closing price of our common stock on March 31, 2025, the last trading day of the fiscal year, of $91.58.
(4) Represents solely a change in control where the stockholders receive cash consideration. No amounts are payable or vested solely upon a change in control where the stockholders receive other than cash consideration.
(5) Joern Tinnemeyer is not represented on the above chart as in previous years as he separated from employment (as the result of a termination without cause) with EnerSys effective as of March 26, 2025. Also, he was entitled to receive his FY25 bonus, and have premiums covered by the Company for COBRA for 34 weeks. He executed a severance agreement effective as of that date which entitles him to continued salary, on a normal payroll basis, for 34 weeks beyond his severance date. If Mr. Tinnemeyer receives the entirety of these payments he will be entitled to a total of approximately $326,900.

2025 CEO PAY RATIO

CEO Pay Ratio

As required by applicable SEC rules, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Mr. David M. Shaffer, our Chief Executive Officer (our "CEO").

> For fiscal year 2025:
>
> - the median of the annual total compensation of all our employees (other than our CEO) was $53,693; and
>
> - the annual total compensation of our CEO, as reported in the Summary Compensation Table on page 43, was $8,476,396.
>
> Based on this information for fiscal year 2024, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all other employees was 158:1.

Methodology

As required by applicable SEC rules, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Mr. David M. Shaffer, our President and Chief Executive Officer (our "CEO").

The median employee for pay ratio disclosure purposes was most recently calculated in 2024. For 2025, we have reviewed the changes in our employee population and employee compensation and, based on that review, determined that there have been no change in either that would significantly impact the 2025 pay ratio disclosure and require us to identify a new median employee. However, the prior median employee had anomalous compensation characteristics during 2025 and we, therefore, chose to substitute our median employee with another employee close to the median with more representative compensation. A description of the methodology we used to identify the median employee can be found in our 2024 Proxy Statement.

For fiscal year 2025:

- The median of the annual total compensation of all our employees (other than our CEO) was $53,693; and

- the annual total compensation of our CEO, as reported in the Summary Compensation Table on page 43, was $8,476,396.

Based on this information for fiscal year 2024, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all other employees was 157.9:1.

The CEO pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodologies and assumptions described. SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to employ a wide range of methodologies, estimates and assumptions. As a result, the CEO pay ratios reported by other companies, which may have employed other permitted methodologies or assumptions and which may have a significantly different work force structure from ours, are likely not comparable to our CEO pay ratio.

PAY VERSUS PERFORMANCE

Pay Versus Performance

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officer ("PEO") and non-PEO NEOs and Company performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary Compensation Table Total for David M. Shaffer[1] ($)	Compensation Actually Paid to David M. Shaffer[1][2][3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1][2][3] ($)	TSR ($)	Value of Initial Fixed $100 Investment Based on:[4] Peer Group TSR ($)	Net Income ($ Millions)	Adjusted Operating Earnings ($ Thousands)[5]
2025	8,476,396	7,095,324	2,544,738	2,088,454	193.69	272.09	363.7	498,400
2024	7,931,249	9,572,220	1,846,876	2,099,458	197.86	272.86	269.1	325,639
2023	7,888,918	10,402,205	2,124,010	2,609,038	180.41	204.66	175.8	324,241
2022	6,852,166	2,053,729	1,771,200	799,102	153.31	192.74	143.9	318,243
2021	7,019,300	14,975,724	1,817,366	3,475,404	185.06	195.09	143.3	284,126

(1)   David M. Shaffer was our PEO for each year presented. The individuals comprising the non-PEO NEOs for each fiscal year are listed below.

2021	2022	2023	2024	2025
Michael J. Schmidtlein	Michael J. Schmidtlein	Andrea J. Funk	Andrea J. Funk	Andrea J. Funk
Holger P. Aschke	Shawn O'Connell	Shawn O'Connell	Shawn O'Connell	Shawn O'Connell
Shawn O'Connell	Joern Tinnemeyer	Joern Tinnemeyer	Joern Tinnemeyer	Joern Tinnemeyer
Andrew M. Zogby	Andrew M. Zogby	Andrew M. Zogby	Chad C. Uplinger	Chad C. Uplinger
			Andrew M. Zogby	Keith Fisher

(2)   The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total.

(3)   Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEO and the non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards and Option Awards column are the totals from the Stock Awards and Option Awards columns of our 2025 Summary Compensation Table on page 43.

Year	Summary Compensation Table Total for David M. Shaffer ($)	Exclusion of Stock Awards and Option Awards for David M. Shaffer ($)	Inclusion of Equity Values for David M. Shaffer ($)	Compensation Actually Paid to David M. Shaffer ($)
2025	8,476,396	(5,700,000)	4,318,928	7,095,324
2024	7,931,249	(5,300,000)	6,940,971	9,572,220
2023	7,888,918	(5,225,000)	7,738,287	10,402,205
2022	6,852,166	(4,665,000)	(133,437)	2,053,729
2021	7,019,300	(4,200,000)	12,156,424	14,975,724

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Stock Awards and Option Awards for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2025	2,544,738	(1,410,000)	953,716	2,088,454
2024	1,846,876	(895,000)	1,147,582	2,099,458
2023	2,124,010	(1,031,250)	1,516,278	2,609,038
2022	1,771,200	(935,496)	(36,602)	799,102
2021	1,817,366	(780,000)	2,438,038	3,475,404

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Fiscal Year for David M. Shaffer ($)	Change in Fair Value from Last Day of Prior Fiscal Year to Last Day of Fiscal Year of Unvested Equity Awards for David M. Shaffer ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for David M. Shaffer ($)	Change in Fair Value from Last Day of Prior Fiscal Year to Vesting Date of Unvested Equity Awards that Vested During Fiscal Year for David M. Shaffer ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for David M. Shaffer ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for David M. Shaffer ($)	Total—Inclusion of Equity Values for David M. Shaffer ($)
2025	5,447,459	(669,080)	—	(459,451)	—	—	4,318,928
2024	5,268,509	804,176	—	868,286	—	—	6,940,971
2023	7,136,543	1,157,719	—	(555,975)	—	—	7,738,287
2022	3,636,620	(3,706,864)	—	(63,193)	—	—	(133,437)
2021	5,664,401	5,448,231	—	1,043,792	—	—	12,156,424

Year	Average Year-End Fair Value of Equity Awards Granted During Fiscal Year That Remained Unvested as of Last Day of Fiscal Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Fiscal Year to Last Day of Fiscal Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Fiscal Year to Vesting Date of Unvested Equity Awards That Vested During Fiscal Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Total—Average Inclusion of Equity Values for Non-PEO NEOs ($)
2025	1,319,049	(64,519)	(47,667)	(253,147)	953,716
2024	889,603	131,972	126,007	—	1,147,582
2023	1,408,524	188,747	(80,993)	—	1,516,278
2022	729,250	(747,578)	(18,274)	—	(36,602)
2021	1,051,948	1,173,514	212,576	—	2,438,038

(4) The Peer Group TSR set forth in the table below utilizes the Dow Jones US Electrical Components & Equipment Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the fiscal year ended March 31, 2025. The comparison assumes $100 was invested for the period starting March 31, 2020, through the end of the listed fiscal year in the Company and in the Dow Jones US Electrical Components & Equipment Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(5) We determined Adjusted Operating Earnings to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in fiscal year 2025. Adjusted Operating Earnings is a non-GAAP measure that adjusts Operating Earnings for charges that the Company incurs as a result of restructuring activities, impairment of goodwill and indefinite-lived intangibles and other assets, acquisition activities and those charges and credits that are not directly related to operating unit performance. Please see "Fiscal Year 2025 MIP Targets and Payout" on page 36 for a description of the adjustments to operating earnings for fiscal year 2025, please see "Fiscal Year 2024 MIP Targets and Payout" on page 41 of our 2024 proxy statement, "Fiscal Year 2023 MIP Targets and Payout" on page 44 of our 2023 Proxy Statement, "Fiscal Year 2022 MIP Targets and Payout" on page 33 of our 2022 Proxy Statement, and "Fiscal Year 2021 MIP Targets and Payout" on page 30 of our 2021 Proxy Statement for a description of the adjustments to operating earnings for each fiscal year.

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid, Company Total Shareholder Return ("TSR") and Peer Group TSR

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, the cumulative TSR over the five most recently completed fiscal years for the Company, and the Dow Jones US Electrical Components & Equipment Index TSR over the same period.



Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and our Net Income during the five most recently completed fiscal years.



PEO and Average Non-PEO NEO Compensation Actually Paid Versus Net Income

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Adjusted Operating Earnings

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and our Adjusted Operating Earnings during the five most recently completed fiscal years.



Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and Non-PEO NEOs for 2025 to Company performance. The measures in this table are not ranked.

Most Important Performance Measures	Adjusted Operating Earnings
	Cumulative TSR
	Primary Operating Capital

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transactions

Our Board has adopted a written policy regarding related person transactions. As a general matter, it is our preference to avoid or minimize related person transactions. Under this policy, a director or executive officer must promptly report to the Corporate Secretary or General Counsel any potential transaction in which a Related Person, as defined by Item 404(a) of Regulation S-K, has, or will have, a direct or indirect material interest. Pursuant to this policy, EnerSys is not permitted to consummate or continue the Related Person transaction without the approval or ratification of the Audit Committee or, in certain situations, by the Chair of the Audit Committee. Any director interested in a Related Person transaction must recuse himself from any such vote. The Audit Committee will review all relevant information available to it about the potential related person transaction and in its sole discretion, may impose such conditions as it seems appropriate on the Company or the Related Person in connection with the approval of the Related Person Transaction.

Advanced Battery Concepts, LLC

In October 2016, we entered into a non-exclusive license and royalty agreement with Advanced Battery Concepts, LLC ("ABC") pursuant to which the parties are collaborating to commercialize a battery product using ABC's proprietary bi-polar lead-acid battery technology. ABC is a U.S. based battery technology development company that has developed and designed a manufacturing process for lead-acid batteries. Mr. Shaffer's brother is ABC's chief executive officer. Based upon public reports, we believe that other competitors have entered into similar licensing arrangements with ABC. Consistent with our Code of Business Conduct and Ethics and our Related Person Transactions Policy, (a) Mr. Shaffer has not been involved in discussions related to the business terms or the status of the relationship between EnerSys and ABC, and (b) the Board reviewed and approved EnerSys negotiating and ultimately entering into this relationship. During fiscal year 2025, the amount paid to ABC as part of this agreement was $2,500.

Indemnification

Under Delaware law, our certificate of incorporation and our bylaws contain limitation of liability provisions and provisions for indemnification of our directors and officers.

In addition, we have entered into an indemnification agreement with each of our directors and officers. Pursuant to this agreement, we will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, each director or officer who is, or is threatened to be made, a party to any proceeding by virtue of the fact that such person is or was one of our directors or officers. Indemnification will be provided for all costs, judgments, penalties, fines, liabilities, and amounts paid in the settlement of any such proceeding and for expenses actually and reasonably incurred in connection with any such proceeding.

Directors and officers of EnerSys are also insured against certain liabilities for their actions by insurance policies obtained by EnerSys. The aggregate premium for these policies for the fiscal year ended March 31, 2025, specifically for directors and officers, as individuals, was $664,127.

Indemnity and Expense Agreement

Pursuant to a stock subscription agreement dated March 22, 2002 with certain institutional funds (collectively, the "Morgan Stanley Funds") managed by Metalmark Capital LLC, we have agreed that, to the fullest extent permitted by law, none of such Morgan Stanley Funds as stockholders, or any of their respective partners or other affiliates, or their respective members, stockholders, directors, managers, officers, employees, agents or other affiliates, or any person or entity who serves at the request of any such stockholder on behalf of any person or entity as an officer, director, manager, partner or employee of any person or entity (referred to as indemnified parties), shall be liable to us for any act or omission taken or suffered by such indemnified party in connection with the conduct of our affairs or otherwise in connection with such stockholder's ownership of shares of our common stock, unless such act or omission resulted from fraud, willful misconduct or gross negligence by such indemnified party or any mistake, negligence, dishonesty or bad faith of any agent of such indemnified party.

We have also agreed with each Morgan Stanley Fund that, to the fullest extent permitted by law, we will indemnify each of such indemnified parties for any and all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and reasonable expenses of investigating or defending against any claim or alleged claim) of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by such indemnified party and arise out of or in connection with our affairs, or any indemnified party's ownership of shares of our common stock, including acting as a director, manager or officer or its equivalent; provided that an indemnified party shall be entitled to indemnification only to the extent that such indemnified party's conduct did not constitute fraud, willful misconduct or gross negligence.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our officers and directors, and any persons owning more than ten percent of EnerSys common stock, to file reports of ownership and changes in ownership with the SEC and NYSE. Persons filing such reports are required by SEC regulation to furnish EnerSys with copies of all such reports filed with the SEC. Based solely on our review of any copies of such reports received by it, and on written representations from our existing directors and executive officers that no additional annual statements of beneficial ownership were required to be filed by such persons. We believe that all statements were timely filed in fiscal year 2025.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is certain information concerning the beneficial ownership of our common stock by each director, each nominee for director, each named executive officer, each holder of more than 5% of our common stock and all directors and named executive officers as a group as of June 4, 2025, the Record Date.

Name	Number of Shares[1]	Percent[1]
BlackRock, Inc.[2]	4,639,421	12.02%
The Vanguard Group[3]	4,623,626	11.24%
Caroline Chan[4]	13,479	*
Keith Fisher[5]	0	*
Steven M. Fludder[6]	18,301	*
Andrea J. Funk[7]	54,724	*
David Habiger[8]	2,976	*
Howard I. Hoffen[9]	45,183	*
Lauren Knausenberger[10]	2,419	*
Mark Matthews[11]	20,663	*
Tamara Morytko[12]	7,017	*
Shawn M. O'Connell[13]	76,353	*
Paul J. Tufano[14]	45,465	*
Chad C. Uplinger[15]	19,222	*
Ronald P. Vargo[16]	32,919	*
Rudolph Wynter[17]	11,495	*
All current directors, director nominees and named executive officers as a group (14 persons)[18]	350,216	0.91%

*   Does not exceed 1% of the class based on shares of common stock outstanding as of June 4, 2025.
(1)   Beneficial ownership has been determined in accordance with Rule 13d-3 under Exchange Act, thereby including, with respect to each director and named executive officer, options exercisable by such owner or restricted stock units that vest within 60 days of the record date of June 4, 2025. The numbers of shares reflected in this table have been rounded to the nearest whole number.
(2)   Includes certain business units of BlackRock, Inc. and its subsidiaries and affiliates. Information about BlackRock, Inc. is derived from Amendment No. 3 to its Schedule 13G filed with the SEC on April 28, 2025. The principal business office address is 50 Hudson Yards, New York, NY 10001.

(3)   Information about The Vanguard Group is derived from Amendment No. 14 to its Schedule 13G filed with the SEC on February 13, 2024 and its Form 13F filed with the SEC on May 9, 2025. The principal business office address is 100 Vanguard Boulevard, Malvern, PA 19355.

(4)   Ms. Chan does not exercise shared voting or investment power over any shares. The number and percentage of shares beneficially owned by Ms. Chan include 13,478.6191 deferred stock units, for which Ms. Chan does not have voting and investment power.

(5)   Mr. Fisher does not exercise voting or investment power over any shares. The number and percentage of shares beneficially owned by Mr. Fisher excludes 17,593.0929 unvested restricted stock units and 13,514 shares subject to unvested stock options.

(6)   Mr. Fludder does not exercise shared voting or investment power over any shares. The number and percentage of shares beneficially owned by Mr. Fludder include 13,478.6191 deferred stock units, for which Mr. Fludder does not have voting and investment power, and 4,821.8899 vested restricted stock units owned by Mr. Fludder, which are deferred under the Director Plan, for which Mr. Fludder does not have voting or investment power but exclude 96.3872 unvested restricted stock units owned by Mr. Fludder deferred under the Director Plan.

(7)   Ms. Funk holds shared voting or investment power over 13,724 shares. The number and percentage of shares beneficially owned by Ms. Funk include 41,000 shares subject to vested stock options but exclude 36,919.7117 unvested restricted stock units and 40,502 shares subject to unvested stock options.

(8)   Mr. Habiger does not exercise shared voting and investment power over any shares. The number and percentage of shares beneficially owned by Mr. Habiger include 2,041.2715 deferred stock units, for which Mr. Habiger does not have voting and investment power, and 934.8204 vested restricted stock units owned by Mr. Habiger, which are deferred under the Director Plan, for which Mr. Habiger does not have voting or investment power but exclude 126.1884 unvested restricted stock units owned by Mr. Habiger deferred under the Director Plan.

(9)   Mr. Hoffen is a Partner of Metalmark and does not exercise shared voting or investment power over any shares. The number and percentage of shares beneficially owned by Mr. Hoffen include 42,268.2919 deferred stock units, for which Mr. Hoffen does not have voting and investment power, 2,914.5649 vested restricted stock units, which are deferred under the Director Plan for which Mr. Hoffen does not have voting or investment power, all of which are beneficially owned by Metalmark. Mr. Hoffen disclaims beneficial ownership of such shares as a result of his employment arrangement with Metalmark, except to the extent that their pecuniary interest therein is ultimately realized.

(10) Ms. Knausenberger does not exercise shared voting and investment power over any shares. The number and percentage of shares beneficially owned by Ms. Knausenberger include 2,041.2715 deferred stock units, for which Ms. Knausenberger does not have voting and investment power, and 378 vested restricted stock units owned by Ms. Knausenberger, which are deferred under the Director Plan, for which Ms. Knausenberger does not have voting or investment power but exclude 63 unvested restricted stock units owned by Ms. Knausenberger deferred under the Director Plan.

(11) Mr. Matthews holds shared voting or investment power over 7,074 shares. The number and percentage of shares beneficially owned by Mr. Matthews includes 13,589, shares subject to vested stock options but exclude 9,789.9582 unvested restricted stock units and 15,175 shares subject to unvested stock options.

(12) Ms. Morytko does not exercise shared voting and investment power over any shares. The number and percentage of shares beneficially owned by Ms. Morytko include 4,092.1557 deferred stock units, for which Ms. Morytko does not have voting and investment power, and 2,925.0576 vested restricted stock units owned by Ms. Morytko, which are deferred under the Director Plan, for which Ms. Morytko does not have voting or investment power but exclude 144.3382 unvested restricted stock units owned by Ms. Morytko deferred under the Director Plan.

(13) Mr. O'Connell holds shared voting or investment power over 21,468 shares. The number and percentage of shares beneficially owned by Mr. O'Connell includes 54,885, shares subject to vested stock options but exclude 21,560.5088 unvested restricted stock units and 50,612 shares subject to unvested stock options.

(14) Mr. Tufano does not exercise shared voting and investment power over any shares. The number and percentage of shares beneficially owned by Mr. Tufano include 30,568.8601 deferred stock units, for which Mr. Tufano does not have voting and investment power, and 14,896.2823 vested restricted stock units owned by Mr. Tufano, which are deferred under the Director Plan, for which Mr. Tufano does not have voting or investment power but exclude 223.4801 unvested restricted stock units owned by Mr. Tufano deferred under the Director Plan.

(15) Mr. Uplinger holds shared voting or investment power over 7,538 shares. The number and percentage of shares beneficially owned by Mr. Uplinger include 11,684 shares subject to vested stock options but exclude 10,006.7404 unvested restricted stock units and 17,923 shares subject to unvested stock options.

(16) Mr. Vargo does not exercise shared voting and investment power of any shares. The number and percentage of shares beneficially owned by Mr. Vargo include 23,327.9497 deferred stock units, for which Mr. Vargo does not have voting and investment power, and 9,590.8794 vested restricted stock units owned by Mr. Vargo, which are deferred under the Director Plan, for which Mr. Vargo does not have voting or investment power but exclude 41.1102 unvested restricted stock units owned by Mr. Vargo deferred under the Director Plan.

(17) Mr. Wynter does not exercise shared voting and investment power of any shares. The number and percentage of shares beneficially owned by Mr. Wynter include 7,496.3783 deferred stock units, for which Mr. Wynter does not have voting and investment power, and 3,998.9864 vested restricted stock units owned by Mr. Wynter, which are deferred under the Director Plan, for which Mr. Wynter does not have voting or investment power but exclude 170.3844 unvested restricted stock units owned by Mr. Wynter deferred under the Director Plan.

(18) Such persons hold shared or sole voting or investment power over 49,804 shares. The number and percentage of shares beneficially owned by such persons include 121,158 shares subject to vested stock options, 85,961.0708 vested restricted stock units, and 93,292.8270 deferred stock units for which such persons do not have voting and investment power, but exclude 96,735.9005 unvested restricted stock units, and 137,726 shares subject to unvested stock options.

Proposal No. 3   Advisory Vote to Approve Named Executive Officer Compensation

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are seeking stockholder input on our executive compensation as disclosed in this proxy statement. Based upon the results of a non-binding advisory vote on the issue of the frequency of holding future non-binding advisory votes to approve named executive officer compensation, the Board has determined that it will include an annual non-binding advisory vote to approve named executive officer compensation in our proxy materials until the next non-binding advisory vote on the frequency for holding such votes. The Board and the Compensation Committee actively monitor our executive compensation practices in light of the industry in which we operate and the marketplace for talent in which we compete. We remain focused on compensating our executive officers fairly and in a manner that incentivizes high levels of performance while providing the tools necessary to attract and retain the best talent.

As we describe in the Compensation Discussion and Analysis beginning on page 31, our executive compensation program is designed to create incentives both for strong operational performance in the current year and for the long-term benefit of the Company, thereby closely aligning the interests of management with the interests of our stockholders. In evaluating our executive compensation program, key considerations include:

- Our compensation program is based on setting aggressive operating plan goals that are achievable in light of current market conditions and create stockholder value.

- At the executive level, the majority of compensation is equity-based, vests over time and is tied directly to performance and long-term stockholder value. Stock ownership requirements for our executive officers ensure that our management team is incentivized to act in the best interests of our stockholders.

- We maintain an appropriate balance between base salary and short-and long-term incentive opportunities offered to the named executive officers.

- The Compensation Committee engaged an independent compensation consultant that does not provide services to management and that had no relationship with management before the engagement.

- We believe our executive compensation program results in reasonable and rational compensation decisions, allowing us to set aggressive goals while not encouraging excessive risk-taking that could be detrimental to our stockholders.

For these reasons, the Board recommends stockholders vote in favor of the following resolution:

"Resolved, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the compensation tables and any related material disclosed in this proxy statement, is hereby APPROVED."

As an advisory vote, this proposal is not binding upon the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for named executive officers.

Approval of Proposal No. 3 requires the affirmative vote of a majority of the shares present or represented by proxy and voting at the Annual Meeting.

 The Board of Directors recommends a vote "FOR" approval of executive compensation

OTHER INFORMATION

Stockholder Proposals or Nominations

Any stockholder who desires to submit a proposal for inclusion in the proxy materials relating to our 2026 Annual Meeting of Stockholders in accordance with the rules of the SEC must submit such proposal in writing, addressed to EnerSys at 2366 Bernville Road, Reading, Pennsylvania 19605, Attention: Joseph G. Lewis, Chief Legal & Compliance Officer, and Secretary, no later than February 18, 2026.

In accordance with our bylaws, a stockholder who desires to propose a matter for consideration at an annual meeting of stockholders, even if the proposal is not submitted by the deadline for inclusion in our proxy materials, must comply with the procedures specified in our bylaws, including providing notice thereof in writing, delivered or mailed by first-class United States mail, postage prepaid, to the Secretary of EnerSys, not less than 90 days nor more than 120 days prior to the anniversary date of the previous year's annual meeting. For the 2026 Annual Meeting of Stockholders, this period will begin on April 2, 2026, and end on May 2, 2026.

In addition to satisfying the requirements under our bylaws, to comply with the universal proxy rules under the Exchange Act, any stockholder who intends to solicit proxies in support of director nominees other than the Company's nominees must provide written notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than June 1, 2026. However, we note that the deadline provided for in Rule 14a-19 does not supersede any of the requirements or timing required by our bylaws. If the date of the 2026 Annual Meeting of Stockholders is more than thirty days before or after the anniversary of the date of the Annual Meeting, then such written notice must be delivered by the later of (x) the tenth day following the public announcement of the date of the 2026 Annual Meeting of Stockholders is first made by the Company and (y) the date which is sixty days prior to the date of the 2026 Annual Meeting of Stockholders.

We advise you to review our bylaws, which contain these and other requirements with respect to advance notice of stockholder proposals and director nominations, including certain information that must be included concerning the stockholder and each proposal and nominee. Failure to comply with the requirements, procedures and deadlines in our bylaws may preclude presentation and consideration of the matter or nomination of the applicable candidate for election at the 2026 Annual Meeting of Stockholders. Our bylaws were filed with the SEC as an exhibit to our Annual Report on Form 10-K for the fiscal year ended March 31, 2025, and can be viewed by visiting our investor relations website at https://investor.enersys.com/financial-information/annual-reports. You may also obtain a copy by writing to our Corporate Secretary at our principal executive office (EnerSys, 2366 Bernville Road, Reading, Pennsylvania 19605, Attention: Joseph G. Lewis, Chief Legal & Compliance Officer, and Secretary).

We encourage stockholders who wish to submit a proposal or nomination to seek independent counsel. We will not consider any proposal or nomination that is not timely or otherwise does not meet the bylaw and SEC requirements. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

If the stockholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, proxy holders may exercise discretionary voting authority under proxies that we solicit to vote in accordance with their best judgment on any such stockholder proposal or nomination.

Reduce Duplicate Mailings

Only one Notice of Internet Availability will be sent to those stockholders who share a single household and who have consented to receive a single copy of such annual meeting materials. This practice, known as "householding," is designed to reduce expenses and conserve natural resources. Householding will continue until you are notified otherwise or until one or more stockholders at your address revokes consent. If you revoke consent, you will be removed from the householding program within 30 days of receipt of the revocation. However, if any stockholder residing at such an address desires to receive a separate Notice of Internet Availability or Proxy Statement and Annual Report in the future, they may telephone our Investor Relations Department at (610) 236-4040 or write to Investor Relations at EnerSys, 2366 Bernville Road, Reading, Pennsylvania 19605 or by e-mail through the Investors and Governance link at *www.enersys.com*. If you are receiving multiple copies of our Notice of Internet Availability, please request householding by contacting Investor Relations in the same manner. If you are a stockholder of record, you can elect to access future Notices of Internet Availability

electronically following the instructions provided if you vote by Internet or by telephone, or by marking the appropriate box on your proxy form if one has been requested. If you choose this option, your choice will remain in effect until you notify us by mail that you wish to resume mail delivery of these documents. If you hold your shares of our common stock through a bank, broker, or another holder of record, refer to the information provided by that entity for instructions on how to elect this option.

Other Matters

If any other item or proposal properly comes before the Annual Meeting, including voting on a proposal omitted from this Proxy Statement pursuant to the rules of the SEC or incident to the conduct of the Annual Meeting, then the proxies will be voted in accordance with the discretion of the proxy holders, including to vote to adjourn the Annual Meeting for the purpose of soliciting proxies to vote in accordance with the Board's recommendation on any of the proposals to be considered.

Proxy Solicitation Costs

The proxies being solicited hereby are being solicited by the Board of Directors of EnerSys. The cost of soliciting proxies in the enclosed form will be borne by EnerSys. Officers and regular employees of EnerSys may, but without compensation other than their regular compensation, solicit proxies by further mailing or personal conversations, or by telephone, telex, facsimile, or electronic means. We will, upon request, reimburse brokerage firms and others for their reasonable expenses for forwarding solicitation material to the beneficial owners of stock.

Incorporation by Reference

In accordance with SEC rules, notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933, as amended, or the Exchange Act, that might incorporate this Proxy Statement or future filings made by us under those statutes, the disclosure contained under the heading "Pay Versus Performance," the information included under the caption "Compensation Committee Report" and those portions of the information included under the caption "Audit Committee Report" required by the SEC's rules to be included therein, shall not be deemed filed with the SEC and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by us under those statutes, except to the extent that we specifically incorporates these items by reference.

Annual Report for Fiscal Year 2025

EnerSys' Annual Report to the Stockholders for the year ended March 31, 2025, is enclosed herewith. EnerSys' Annual Report on Form 10-K for the fiscal year ended March 31, 2025, has been combined with the Annual Report to Stockholders, as permitted by SEC rules. The Annual Report is furnished to stockholders for their information. No part of the Annual Report is incorporated by reference herein.

UPON REQUEST OF ANY STOCKHOLDER, A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR FISCAL YEAR ENDED MARCH 31, 2025, INCLUDING A LIST OF THE EXHIBITS THERETO, REQUIRED TO BE FILED WITH THE SEC PURSUANT TO RULE 13a-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, MAY BE OBTAINED, WITHOUT CHARGE, BY WRITING TO INVESTOR RELATIONS, ENERSYS, 2366 BERNVILLE ROAD, READING, PENNSYLVANIA 19605, OR BY CALLING ENERSYS INVESTOR RELATIONS DIRECTLY AT (610) 236-4040. EACH REQUEST MUST SET FORTH A GOOD FAITH REPRESENTATION THAT, AS OF THE RECORD DATE, THE PERSON MAKING THE REQUEST WAS A BENEFICIAL OWNER OF ENERSYS COMMON STOCK ENTITLED TO VOTE AT THE MEETING.

BY ORDER OF THE BOARD OF DIRECTORS

Joseph G. Lewis
Chief Legal & Compliance Officer, and Secretary

APPENDIX A

EnerSys 2025 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

for the fiscal year ended March 31, 2025

or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

for the transition period from   to

Commission file number: 001-32253

ENERSYS
(Exact name of registrant as specified in its charter)

Delaware	**23-3058564**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

2366 Bernville Road
Reading, Pennsylvania 19605
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: 610-208-1991

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value per share	ENS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Yes ☒ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

State the aggregate market value of the voting and non-voting common equity held by non-affiliates at September 29, 2024: $4,044,296,368 (1) (based upon its closing transaction price on the New York Stock Exchange on September 27, 2024).

(1) For this purpose only, "non-affiliates" excludes directors and executive officers.

Common stock outstanding at May 16, 2025:   39,196,215 Shares of Common Stock

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on or about July 31, 2025 are incorporated by reference in Part III of this Annual Report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides a safe harbor for forward-looking statements made by or on behalf of EnerSys. EnerSys and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in EnerSys' filings with the Securities and Exchange Commission ("SEC") and its reports to stockholders. Generally, the inclusion of the words "anticipate," "believe," "expect," "future," "intend," "estimate," "will," "plans," or the negative of such terms and similar expressions identify statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections. All statements addressing operating performance, events, or developments that EnerSys expects or anticipates will occur in the future, including statements relating to sales growth, earnings or earnings per share growth, and market share, as well as statements expressing optimism or pessimism about future operating results, are forward-looking statements within the meaning of the Reform Act. The forward-looking statements are and will be based on management's then-current beliefs and assumptions regarding future events and operating performance and on information currently available to management, and are applicable only as of the dates of such statements.

Forward-looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Annual Report on Form 10-K and other unforeseen risks. You should not put undue reliance on any forward-looking statements. These statements speak only as of the date of this Annual Report on Form 10-K, even if subsequently made available by us on our website or otherwise, and we undertake no obligation to update or revise these statements to reflect events or circumstances occurring after the date of this Annual Report on Form 10-K.

Our actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including the following factors:

- economic, financial and other impacts of the pandemic, including global supply chain disruptions;

- general cyclical patterns of the industries in which our customers operate;

- global economic trends, competition and geopolitical risks, including impacts from the ongoing conflict between Russia and Ukraine and the related sanctions and other measures, tensions across the Middle East, changes in the rates of investment or economic growth in key markets we serve, or an escalation of sanctions, tariffs or other trade tensions between the U.S. and China or other countries, and related impacts on our global supply chains and strategies;

- the extent to which we cannot control our fixed and variable costs;

- the raw materials in our products may experience significant fluctuations in market price and availability;

- certain raw materials constitute hazardous materials that may give rise to costly environmental and safety claims;

- legislation, regulation, or policy regarding the restriction of the use of energy or certain hazardous substances in our products;

- risks involved in our operations such as supply chain issues, disruption of markets, changes in government priorities or budgets, including, but not limited to, guidance related to Section 45X of the Internal Revenue Code and implementation of grant awards by the U.S. Department of Energy, changes in import and export laws, changes in tariff rates, environmental regulations, currency restrictions and local currency exchange rate fluctuations;

- our ability to raise our selling prices to our customers when our product costs increase;

- the extent to which we are able to efficiently utilize our global manufacturing facilities and optimize our capacity;

- changes in macroeconomic and market conditions and market volatility, including inflation, interest rates, the value of securities and other financial assets, transportation costs, costs and availability of electronic components, lead, plastic resins, steel, copper and other commodities used by us, and the impact of such changes and volatility on our financial position and business;

- competitiveness of the battery markets and other energy solutions for industrial applications throughout the world;

- our timely development of competitive new products and product enhancements in a changing environment and the acceptance of such products and product enhancements by customers;

- our ability to adequately protect our proprietary intellectual property, technology and brand names;

- litigation and regulatory proceedings to which we might be subject;

- our expectations concerning indemnification obligations;

- changes in our market share in the business segments where we operate;

- our ability to implement our cost reduction initiatives successfully and improve our profitability;

- quality problems associated with our products;

- our ability to implement business strategies, including our acquisition strategy, manufacturing expansion and restructuring plans;

- our acquisition strategy may not be successful in identifying advantageous targets;

- our ability to successfully integrate any assets, liabilities, customers, systems and management personnel we acquire into our operations and our ability to realize related revenue synergies, strategic gains, and cost savings may be significantly harder to achieve, if at all, or may take longer to achieve;

- our effective income tax rate with respect to any period may fluctuate based on the mix of income in the tax jurisdictions, in which we operate, changes in tax laws and the amount of our consolidated earnings before taxes;

- potential goodwill impairment charges, future impairment charges and fluctuations in the fair values of reporting units or of assets in the event projected financial results are not achieved within expected time frames;

- our debt and debt service requirements which may restrict our operational and financial flexibility, as well as imposing unfavorable interest and financing costs;

- our ability to maintain our existing credit facilities or obtain satisfactory new credit facilities or other borrowings;

- adverse changes in our short and long-term debt levels under our credit facilities;

- our exposure to fluctuations in interest rates on our variable-rate debt;

- our ability to attract and retain qualified management and personnel;

- our ability to maintain good relations with labor unions;

- credit risk associated with our customers, including risk of insolvency and bankruptcy;

- our ability to successfully recover in the event of a disaster affecting our infrastructure, supply chain, or our facilities;

- delays or cancellations in shipments;

- occurrence of natural or man-made disasters or calamities, including health emergencies, the spread of infectious diseases, pandemics, vaccine mandates, outbreaks of hostilities or terrorist acts, or the effects of climate change, and our ability to deal effectively with damages or disruptions caused by the foregoing; and

- the operation, capacity and security of our information systems and infrastructure.

This list of factors that may affect future performance is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

EnerSys
Annual Report on Form 10-K
For the Fiscal Year Ended March 31, 2025

Index

		Page
PART I		
Cautionary Note Regarding Forward-Looking Statements		A-3
Item 1.	Business	A-7
Item 1A.	Risk Factors	A-17
Item 1B.	Unresolved Staff Comments	A-34
Item 1C.	Cybersecurity	A-34
Item 2.	Properties	A-35
Item 3.	Legal Proceedings	A-36
Item 4.	Mine Safety Disclosures	A-36
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	A-37
Item 6.	Reserved	A-39
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	A-39
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	A-61
Item 8.	Financial Statements and Supplementary Data	A-64
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	A-128
Item 9A.	Controls and Procedures	A-128
Item 9B.	Other Information	A-129
Item 9C.	Disclosure regarding foreign jurisdictions that prevent inspections	A-129
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	A-130
Item 11.	Executive Compensation	A-130
Item 12.	Security Ownership of Certain Beneficial Owners and Management Related Stockholder Matters	A-130
Item 13.	Certain Relationships and Related Transactions, and Director Independence	A-131
Item 14.	Principal Accounting Fees and Services	A-131
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	A-132
	Signatures	A-136

PART I

ITEM 1. *BUSINESS*

Overview

EnerSys (the "Company," "we," or "us") is a world leader in stored energy solutions for industrial applications. We design, manufacture, and distribute energy systems solutions, and motive power batteries, specialty batteries, battery chargers, power equipment, battery accessories and outdoor equipment enclosure solutions to customers worldwide. Energy Systems, which combine power conversion, power distribution, energy storage, and enclosures, are used in the telecommunication, broadband, data center, and utility industries, uninterruptible power supplies, and numerous applications requiring stored energy solutions. Motive Power batteries and chargers are utilized in electric forklifts, automated guided vehicles ("AGVs"), and other industrial electric powered vehicles. Specialty batteries are used in aerospace and defense applications, large over-the-road trucks, premium automotive, portable power solutions for soldiers in the field, medical and security systems applications. New Ventures provides energy storage and management systems for demand charge reduction, utility back-up power, and dynamic fast charging for electric vehicles. We also provide aftermarket and customer support services to over 10,000 customers in more than 100 countries through a network of distributors, independent representatives, and our internal sales force around the world.

The Company's chief operating decision maker, or CODM (the Company's Chief Executive Officer), reviews financial information for purposes of assessing business performance and allocating resources, by focusing on the lines of business on a global basis. The Company identifies the following as its four operating segments, based on lines of business:

- Energy Systems—uninterruptible power systems, or "UPS" applications for computer and computer-controlled systems, as well as telecommunications systems, switchgear and electrical control systems used in industrial facilities and electric utilities, large-scale energy storage and energy pipelines. Energy Systems also includes highly integrated power solutions and services to broadband, telecom, data center, and industrial customers, as well as thermally managed cabinets and enclosures for electronic equipment and batteries.

- Motive Power—power for electric industrial forklifts, AGVs other material handling equipment used in manufacturing, and warehousing operations, as well as equipment used in floor care, mining, rail and airport ground support applications.

- Specialty—premium starting, lighting and ignition applications in transportation, energy solutions for satellites, spacecraft, commercial aircraft, military, aircraft, submarines, ships, other tactical vehicles, defense applications and portable power solutions for soldiers in the field, as well as medical devices and equipment.

- New Ventures—energy storage and management systems for demand charge reduction, utility back-up power, and dynamic fast charging for electric vehicles.

See Note 24 to the Consolidated Financial Statements for information on segment reporting.

Fiscal Year Reporting

In this Annual Report on Form 10-K, when we refer to our fiscal years, we state "fiscal" and the year, as in "fiscal 2025", which refers to our fiscal year ended March 31, 2025. The Company reports interim financial information for 13-week periods, except for the first quarter, which always begins on April 1, and the fourth quarter, which always ends on March 31. The four quarters in fiscal 2025 ended on June 30, 2024, September 29, 2024, December 29, 2024, and March 31, 2025, respectively. The four quarters in fiscal 2024 ended on July 2, 2023, October 1, 2023, December 31, 2023, and March 31, 2024, respectively.

History

EnerSys and its predecessor companies have been manufacturers of industrial batteries for over 125 years. Morgan Stanley Capital Partners teamed with the management of Yuasa, Inc. in late 2000 to acquire from Yuasa Corporation (Japan) its reserve power and motive power battery businesses in North and South America. We were incorporated in October 2000 for the purpose of completing the Yuasa, Inc. acquisition. On January 1, 2001, we changed our name from Yuasa, Inc. to EnerSys to reflect our focus on the energy systems nature of our businesses.

In 2004, EnerSys completed its initial public offering (the "IPO") and the Company's common stock commenced trading on the New York Stock Exchange, under the trading symbol "ENS".

Key Developments

There have been several key stages in the development of our business, which explain to a significant degree our results of operations over the past several years.

In March 2002, we acquired the reserve power and motive power business of the Energy Storage Group of Invensys plc. ("ESGI"). Our successful integration of ESGI provided global scale in both the reserve and motive power markets. The ESGI acquisition also provided us with a further opportunity to reduce costs and improve operating efficiency.

Between fiscal years 2003 through 2025, we made thirty-six acquisitions around the globe. There were no significant acquisitions in fiscal 2023 or 2024. On July 26, 2024, the Company completed the acquisition of all of the equity of Bren-Tronics Defense LLC for $206.4 million in cash consideration, as set forth in the stock purchase agreement. Bren-Tronics Defense LLC, headquartered in Commack, New York, is a leading manufacturer of highly reliable portable power solutions, including small and large format lithium batteries and charging solutions, for military and defense applications. The financial results contributed from this business are reported within our Specialty line of business.

Our Customers

We serve over 10,000 customers in over 100 countries, on a direct basis or through our distributors. We are not overly dependent on any particular end market. Our customer base is highly diverse, and no single customer accounts for more than 10% of our revenues.

Our Energy Systems customers consist of both global and regional customers. These customers are in diverse markets including telecommunication and broadband services, data centers, electric utilities, emergency lighting, renewable energy, and industrial utilities.

Our Motive Power products are sold to a large, diversified customer base. These customers include material handling equipment dealers, forklift and heavy truck original equipment manufacturers ("OEMs") and end users of such equipment. End users include manufacturers, distributors, warehouse operators, retailers, airports, mine operators and railroads.

Our Specialty products are utilized in transportation, primarily in premium automotive and large over-the-road trucking, aerospace and defense and medical markets. The products are sold globally to OEMs, distribution partners, vehicle fleets and directly to government entities such as the United States of America, Germany and the United Kingdom.

Our New Ventures energy storage and management systems are sold to customers who own or manage commercial real estate and own or manage retail operations. The systems are sold globally through our direct sales channel. We received our first system orders in fiscal year 2024 from our launch customer in Canada and other customers based in the United States.

Distribution and Services

We distribute, sell and service our products throughout the world, principally through company-owned sales and service facilities, as well as through independent manufacturers' representatives. Our company-owned network allows us to offer high-quality service, including preventative maintenance programs and customer support. Our warehouses and service locations enable us to respond quickly to customers in the markets we serve. We believe that the extensive industry experience of our sales organization results in strong long-term customer relationships.

Manufacturing and Raw Materials

We manufacture and assemble our products at manufacturing facilities located in the Americas, EMEA and Asia. With a view toward projected demand, we strive to optimize and balance capacity at our battery manufacturing facilities globally, while simultaneously minimizing our product cost. By taking a global view of our manufacturing requirements and capacity, we believe we are better able to anticipate potential capacity bottlenecks and equipment and capital funding needs.

The primary raw materials used to manufacture our products include lead, plastics, steel and copper. We purchase lead from a number of leading suppliers throughout the world. Because lead is traded on the world's commodity markets and its price fluctuates daily, we periodically enter into hedging arrangements for a portion of our projected requirements to reduce the volatility of our costs.

Competition

The industrial energy storage market is highly competitive both among competitors who manufacture and sell industrial energy storage solutions and batteries, energy management solutions, dynamic fast chargers for EVs, and among customers who purchase these solutions. Our competitors range from development stage companies to large domestic and international corporations. Certain of our competitors produce energy storage products utilizing technologies or chemistries different from our own. We compete primarily on the basis of reputation, product quality, reliability of service, delivery lead time and price. We believe that our products and services are competitively priced.

Energy Systems

We compete principally with East Penn Manufacturing, Exide Technologies (Stryten), Fiamm, SAFT, Hoppecke, New Power, C&D Technologies Inc., Vertiv, ABB, Amphenol, Eltek (a Delta Group company), as well as Chinese producers.

Motive Power

Our primary global competitors in traditional lead-acid include East Penn Manufacturing, Exide Technologies (Stryten), Hoppecke, Eternity, Midac, Sunlight and TAB, as well as a number of domestic Chinese manufacturers.

Additionally, while lithium-ion battery technology in the motive power space has traditionally been relegated to smaller material handling applications, we have seen the entrance of a number of companies into larger battery types, acting as lithium cell packagers or integrators of cells sourced primarily from Asia. The integrators include forklift original equipment manufacturers either directly or through partnership with other entities.

Specialty

We compete globally within the transportation, aerospace and defense markets and specialized lithium technologies used in these critical applications. Our thin plate pure lead (TPPL) technology is a significant player in the applications using absorbed glass materials (AGM). Our major competitors in AGM technology are Clarios, East Penn Manufacturing, Exide Technologies (Stryten), Fiamm, Banner and Atlas. In the Aerospace and Defense specialized markets our main competitors are Eagle Picher and SAFT.

New Ventures

We compete globally within the energy storage system and DC fast charging market with specialized lithium technologies offering solutions that combine energy management for commercial and retail buildings and dynamic fast charging for EVs. Our primary competitors are Jule, Tritium, and ABB.

Warranties

Warranties for our products vary by application and geographically and by product type and are competitive with other suppliers of these types of products. Generally, our Energy Systems product warranties range from one to twenty years, our Motive Power product warranties range from one to five years and from one to four years for Specialty transportation batteries. The length of our warranties is varied to reflect regional characteristics and competitive influences. In some cases, our warranty period may include a pro rata period, which is typically based around the design life of the product and the application served. Our warranties generally cover defects in workmanship and materials and are limited to specific usage parameters.

Intellectual Property

We have numerous patents and patent licenses in the United States and other jurisdictions but do not consider any one patent to be material to our business. From time to time, we apply for patents on new inventions and designs, but we believe that the growth of our business will depend primarily upon the quality of our products and our relationships with our customers, rather than the extent of our patent protection.

We believe we are the leader in TPPL technology. We believe that a significant capital investment would be required by any party desiring to produce products using TPPL technology for our markets.

We own or possess exclusive and non-exclusive licenses and other rights to use a number of trademarks in various jurisdictions. We have obtained registrations for many of these trademarks in the United States and other jurisdictions. Our various trademark registrations currently have durations of approximately 10 to 20 years, varying by mark and jurisdiction of registration and may be renewable. We endeavor to keep all of our material registrations current. We believe that many such rights and licenses are important to our business by helping to develop strong brand-name recognition in the marketplace.

Seasonality

Our business generally does not experience significant quarterly fluctuations in net sales as a result of weather or other trends that can be directly linked to seasonality patterns, although transportation and power electronics can experience seasonality in colder months. Despite that, historically our fourth quarter is our best quarter with higher revenues and generally more working days while our second quarter is the weakest due to the summer holiday season in Western Europe and North America.

Product and Process Development

Our product and process development efforts are focused on the creation of new energy storage products, and integrated power systems and controls. We allocate our resources to the following key areas:

- the design and development of new products;
- optimizing and expanding our existing product offering;
- waste and scrap reduction;
- production efficiency and utilization;
- capacity expansion without additional facilities; and
- quality attribute maximization.

Employees

At March 31, 2025, we had approximately 10,858 employees. Of these employees, approximately 28% were covered by collective bargaining agreements. Employees covered by collective bargaining agreements that expire in the next twelve months were approximately 8% of the total workforce. The average term of these agreements is 2 years, with the longest term being 4 years. We consider our employee relations to be good. We did not experience any significant labor unrest or disruption of production during fiscal 2025.

Information about Our Executive Officers

As of May 21, 2025, our executive officers are:

David M. Shaffer, age 60, *President and Chief Executive Officer*. Mr. Shaffer has been a director of EnerSys and has served as our President and Chief Executive Officer since April 2016. Prior thereto, he served as President and Chief Operating Officer since November 2014. From January 2013 through October 2014, he served as our President-EMEA. From 2008 to 2013, Mr. Shaffer was our President-Asia. Prior thereto he was responsible for our telecommunications sales in the Americas. Mr. Shaffer joined EnerSys in 2005 and has worked in various roles of increasing responsibility in the industry since 1989. Mr. Shaffer received his Masters of Business Administration degree from Marquette University and his Bachelor of Science degree in Mechanical Engineering from the University of Illinois.

Andrea J. Funk, age 55, *Executive Vice President and Chief Financial Officer*. Ms. Funk joined EnerSys in December 2018 and served as Vice President Finance, Americas. She was promoted to Executive Vice President & Chief Financial Officer effective April 1, 2022. Ms. Funk holds a Master of Business Administration degree from The Wharton School of Business, and a Bachelor of Science degree in accounting from Villanova University and was a certified public accountant. Previously, Ms. Funk served as Chief Financial Officer and then Chief Executive Officer of Cambridge Lee Industries LLC from 2010-2018. Prior, she served in positions of increasing responsibility at Carpenter Technology, Arrow International, Rhone-Poulenc Rorer, Bell Atlantic Corporation and Ernst & Young. Since July 2017, Ms. Funk has served on the Board of Directors of Crown Holdings Inc., whose shares are traded on the New York Stock Exchange, and is a member of their Audit and Compensation Committees.

Shawn M. O'Connell, age 52, *President and Chief Operating Officer.* Since November 2024 Mr. O'Connell has served as our Chief Operating Officer. From November 2023 to November 2024, Mr. O'Connell served as our President, Energy Systems Global. Prior thereto, Mr. O'Connell served as President, Motive Power Global since July 2020. From April 2019 through July 2020, he served as our President, Motive Power, our Vice President – Reserve Power Sales and Service for the Americas from February 2017, and Vice President, EnerSys Advanced Systems from December 2015 to January 2017. Mr. O'Connell joined EnerSys in 2011, serving in various sales and marketing capacities in several areas of our business. Mr. O'Connell received his Master of Business Administration degree in International Business from the University of Redlands, CA and his Bachelor of Arts degree in English Literature from the California State University, San Bernardino. Mr. O'Connell is a veteran of the U.S. Army's 82nd Airborne Division (Paratroopers) where he served as a Signals Intelligence Analyst, Spanish Linguist, and held a Top-Secret security clearance.

Chad C. Uplinger*, age 53, *President Motive Power Global.* Mr. Uplinger has served as our President, Motive Power Global since November 2023. Prior to that, he served as Vice President, Motive Power, Americas since November 2017, General Manager of Motive Power Specialty Markets since April 2013, and District Manager in the Mid-Atlantic Region since April 2002. Mr. Uplinger began his career with EnerSys in 1999 and has held various roles in sales and marketing throughout the Motive Power business. Mr. Uplinger earned a Bachelor of Science in Marketing Management from PennWest California.

Mark E. Matthews, age 51, *President, Specialty Global and Acting Chief Technology Officer.* Mr. Matthews has served as our President, Specialty Global since April 1, 2024. Prior thereto, he served as our Senior Vice President

Specialty Global since July 2020 and as Vice President, EnerSys Advance Systems since January 2017, and Senior Director of Sales and Marketing from September 2016 to January 2017. Mr. Matthews has over 25 years of experience in energy storage and battery technology. He started his career as a lithium battery engineer and has worked various engineering, sales, and operational leadership roles within the battery industry before joining EnerSys in 2016. Mr. Matthews earned a Bachelor of Science Degree in Engineering Management with an emphasis in chemical engineering, from Missouri University of Science and Technology.

Keith D. Fisher, age 50, *President*, *Energy Systems Global.* Mr. Fisher has served as our President, Energy Systems Global since January 2025. Prior to joining EnerSys, he had a 27-year distinguished career at Honeywell, where he served in various roles throughout the organization, most recently as President of Honeywell Intelligrated from February 2022 through December 2024, President Honeywell Building Solutions from November 2021 through January 2022, Vice President & General Manager of Honeywell Building Technologies Global Services from May 2019 through October 2021, Vice President & General Manager of Honeywell Aerospace Mechanical Components Business from May 2014 through April 2019, and Vice President of Honeywell Aerospace Engine Component Customers from February 2011 through April 2014. Mr. Fisher received his Master of Business Administration degree in from Emory University, and his Bachelor of Science degree in Materials Science and Engineering from Lehigh University.

Environmental Matters and Climate Change Impacts

We are committed to the preservation of natural resources, protection of the environment, and training our employees to perform their duties accordingly. In the manufacture of our products throughout the world, we process, store, dispose of and otherwise use large amounts of hazardous materials, especially lead and acid. As a result, we are subject to extensive and evolving environmental, health and safety laws and regulations governing, among other things: the generation, handling, storage, use, transportation and disposal of hazardous materials; emissions or discharges of hazardous materials into the ground, air or water; and the health and safety of our employees. In addition, we are required to comply with the regulation issued from the European Union called Registration, Evaluation, Authorization and Restriction of Chemicals or "REACH". Under the regulation, companies that manufacture or import more than one ton of a covered chemical substance per year are required to register it in a central database administered by the European Chemicals Agency. The registration process requires the submission of information to demonstrate the safety of chemicals as used and could result in significant costs or delay the manufacture or sale of our products in the European Union. Additionally, industry associations and their member companies, including EnerSys, have scheduled meetings with the European Union member countries to advocate for their support of an exemption for lead compounds. Compliance with these laws and regulations results in ongoing costs. Failure to comply with these laws and regulations, or to obtain or comply with required environmental permits, could result in fines, criminal charges or other sanctions by regulators. From time to time, we have had instances of alleged or actual noncompliance that have resulted in the imposition of fines, penalties and required corrective actions. Our ongoing compliance with environmental, health and safety laws, regulations and permits could require us to incur significant expenses, limit our ability to modify or expand our facilities or continue production and require us to install additional pollution control equipment and make other capital improvements. In addition, private parties, including current or former employees, can bring personal injury or other claims against us due to the presence of, or their exposure to, hazardous substances used, stored, transported or disposed of by us or contained in our products.

Environmental and safety certifications

Twenty-two of our facilities in the Americas, EMEA and APAC are certified to ISO 14001. ISO 14001 is a globally recognized, voluntary program that focuses on the implementation, maintenance and continual improvement of an environmental management system and the improvement of environmental performance. Thirteen facilities in EMEA and APAC are certified to ISO 45001. The ISO 45001 is a globally recognized occupational health and safety management systems standard.

Climate change impacts

The potential impact of climate change on our operations is uncertain. The changing climate may result in new and erratic weather patterns, increases in the frequency or severity of storms, increased and decreased temperatures and rising sea levels. As discussed elsewhere in this Annual Report on Form 10-K, including in Item 1A. Risk Factors, our operating results are significantly influenced by weather, and major changes in historical weather patterns could have a notable impact on our future operating results. For example, if climate change results in drier weather and more accommodating temperatures over a significant period of time, we may be able to increase our productivity, which could positively impact our revenues and gross margins. Conversely, if climate change results in a greater amount of rainfall, snow, ice or other less accommodating weather conditions, we could experience reduced productivity, which could negatively impact our revenues and gross margins. Further, while an increase in severe weather events, such as hurricanes, tropical storms, blizzards and ice storms, can create a greater amount of emergency restoration service work (an area of potential revenue generation), it often also can result in delays or other negative consequences for our manufacturing operations, or challenges to the consistent delivery of materials from our supply chain or of our products to distributors, which could negatively impact our financial results. Climate change may also affect the conditions in which we operate, and in some cases, expose us to potentially increased liabilities associated with those environmental conditions. Concerns about climate change could also result in new regulations, regulatory actions or requirements to invest in energy efficiency, any of which could result in increased costs associated with our operations. We are aware of the various regulatory developments on climate (and other sustianbaility-related) disclosures from multiple jurisdictions, including the European Union's Corporate Sustainability Reporting Directive. While we are following the progression of these rules, we are pleased to note that we are well prepared to meet their conditions at or before EnerSys would be required to do so. We released comprehensive Sustainability Reports in both 2022 and 2023, which are aligned with GRI and SASB standards. Included in these reports, we announced key, measurable environmental, social, and governance goals and objectives aimed at advancing progress in sustainability, reducing our environmental footprint and creating an inclusive and empowering workplace for all employees. We also issued our second Task Force of Climate Related Financial Disclosures (TCFD) Report in January 2024. As part of our growing sustainability commitment, we announced during fiscal year 2022 that we joined the United Nations Global Compact, Alliance to Save Energy, the U.S. Department of Energy's Better Plants Program (through which we committed to reducing our energy intensity by 25% over the next 10 years (from a calendar year 2020 baseline), the United Nations CEO Water Mandate and the CEO Action for Diversity & Inclusion. In calendar 2023, we also submitted our CDP Climate Change disclosure to maintain transparency with our stakeholders and track our progress towards a low carbon society. We have conducted and published a climate risk analysis and have published our Scope 1, 2 and 3 emissions annually. We have set net-neutral goals for Scopes 1 (2040) and 2 (2050) and have marked consistent decreases in both overall carbon emissions as well as carbon intensity. In October, 2024 we published our Climate Action Plan Roadmap, detailing our plans to achieve our Scope 1 and 2 related climate goals. For fiscal year 2025, sustainability metrics were incorporated into the annual goals of our CEO and certain elements of employee compensation.

We strive to operate our facilities in a manner that protects the environment and the health and safety of our employees, customers and communities. We have established required sustainability training for identified employees and incorporate climate and other sustainability considerations into our formal decision-making processes. We have implemented company-wide environmental, health and safety policies and practices, which includes monitoring, training and communication of these policies.

Quality Systems

We utilize a global strategy for quality management systems, policies and procedures, the basis of which is ISO 9001:2015, a worldwide recognized quality standard. We believe in the principles of this standard and reinforce the same by requiring mandatory certification to the ISO 9001 standard for all manufacturing locations globally. We also focus on plant certifications that serve specific industries such as AS9100 (Aerospace), ISO 13485:2016 (Medical Devices), ISO/TS 22163:2017 (Rail), IATF 16949:2016 (Automotive) and ISO 19443 (Nuclear). We have also acquired our first Lithium-Ion product certification in accordance with ISO 26262 (Product Safety).

This strategy enables us to provide consistent quality products and services to meet our customers' needs.

Human Capital Management

EnerSys believes that human capital management, including attracting, developing and retaining a high-quality workforce, is critical to our long-term success. We are committed to fostering a culture of innovation, collaboration and continuous learning, driving sustainable growth and long-term value creation for our shareholders, employees and stakeholders alike.

Creating a positive employee experience throughout the talent lifecycle is key to a highly stable and engaged workforce and a critical element in meeting strategic business goals. Our Board of Directors, through the Compensation Committee and the Nominating and Corporate Governance Committee, retains oversight of our human capital management process, including talent development, employee retention, material aspects of employee compensation, as well as our People Index as an indicator of cultural health. The Nominating and Corporate Governance Committee reports on human capital matters at each regularly scheduled Board of Directors meeting. The most significant human capital measures, objectives and initiatives include the following:

Health, Safety, and Wellness: Our fundamental responsibility as an employer is to provide a safe and healthy workplace for all our employees. This undertaking is explained further in our Safety and Health Policy. Our health and safety programs are designed around global standards with appropriate variations addressing the multiple jurisdictions and regulations, specific hazards and unique working environments of our manufacturing and production facilities, service centers and headquarter operations. Above all else, we are dedicated to the safety and well-being of our employees.

Everywhere for Everyone: We believe that success, in part, is built on a variety of perspectives and we are committed to fostering a workplace that values individual talent, supports professional growth and ensures ample opportunities for all employees. In both our recruiting and performance processes we measure talent on their merit in terms of knowledge, skills and experience and how well they reflect our company values. We do not tolerate discrimination or harassment of any nature. Individuals are evaluated based on merit, without concern for race, color, religion, national origin, citizenship, marital status, gender (including pregnancy), gender identity, gender expression, sexual orientation, age, disability, veteran status, or other characteristics protected by law. We are committed to providing equal opportunities to every member of our workforce. We cultivate our inclusive culture with robust business resource groups.

Giving Back: Through our Giving Back program, EnerSys is strongly committed to being an outstanding corporate citizen on a global basis in all the countries and communities where we do business. This commitment is reflected in a strong ethic for charitable contributions, endorsement of community activities, encouraging employees to give freely of their own time to serve on boards or committees for non-profit organizations and supporting educational programs in schools and colleges.

We established a Giving Back Committee to assist the Company in its philanthropic endeavors that support the communities in which we live and work. Additionally, we regularly sponsor volunteer events and fundraising campaigns, to encourage our employees to give back to our communities.

People Development and Performance Management: We are committed to developing a qualified and motivated workforce to power our continued innovation and growth. We provide opportunities for employees to gain the skills and knowledge they need to advance in the Company and fulfill their personal career goals.

We encourage continuous feedback between employees and managers, and employees receive formal development feedback from their manager through a quarterly 1:1 review meeting. These discussions encourage an open dialogue to identify and cultivate skills and opportunities and plan for career growth. We encourage and train our leaders to facilitate effective conversations and measure the effectiveness of these conversations by

surveying our employees to monitor leadership effectiveness. In addition to training and development opportunities, all new employees are required to participate in trainings to introduce them to the EnerSys business, our strategy, culture and philosophies. We encourage all our employees to engage in mentoring, ongoing training, professional development and educational advancement programs. Through our established EnerSys Academy, we provide employees worldwide with resources to expand their skills and knowledge on a broad scope of relevant topics, to promote their growth and development.

Compensation and Benefits: To attract, retain and recognize talent, we aim to ensure merit-based compensation practices and strive to provide competitive compensation and benefit packages to our workforce. We provide employee wages that are consistent with employee positions, skill levels, experience, knowledge and geographic location. We align our executives' and eligible employees' annual bonus opportunity and long-term equity compensation with our stockholders' interests by linking realizable pay with company financial performance. In addition, we perform annual pay equity studies to evaluate our global pay practices across the organization and routinely audit pay practices globally to ensure compliance with local, state, municipality, country and/or federal law.

Sustainability

At EnerSys, we understand that an effective business strategy must also be one that evaluates and addresses environmental, social governance risk factors as well as opportunities to leverage sustainable operations and ethical behavior as a means of driving business value. To that end, we continue to integrate the fundamental values of sustainability into our everyday operations and future business strategies. Our Sustainability Team coordinates our environmental, social and governance efforts with respect to climate change management, product sustainability, operations, and supply chain management and corresponding sustainability-specific disclosures.

Sustainability, reliability and resilience are at the core of who we are and what we do at EnerSys every day. Our products help tackle some of our world's most significant challenges, be it efficient and affordable distribution of goods, grid reliability, telecommunications, medical safety or addressing the impacts of climate change and decarbonization,. Our batteries and energy storage solutions are part of building a resilient, low-carbon future.

Sustainability at EnerSys is, however, about more than just the benefits and impacts of our products. Our commitment encompasses essential environmental, social and governance issues fundamental to how we manage our own operations. Optimizing our natural resource management, minimizing our environmental footprint and providing a safe and inclusive workplace for our employees are top priorities for EnerSys. Being an excellent neighbor and good corporate citizen in the communities where we work and live is extremely important as well. Our products facilitate positive environmental, social and economic impacts around the world. We believe that the power systems and energy management sector have a key role to play in finding innovative solutions to address global climate change. Our Climate Change policy underscores our goal to carry out all business activities in a sustainable manner. Our Environmental Policy and practices aim to protect, conserve, and sustain the world's natural resources, as well as to protect our customers and the communities in which we live and operate. As one example of this, we offer a complete battery recycling program to assist our customers in preserving natural resources and comply with recycling and waste disposal regulations.

Relationships between EnerSys and our suppliers must be based on mutual respect and integrity. Our strategic sourcing, purchasing and quality teams strive to maintain the highest standards and principles of business ethics, courtesy and competence in dealings and transactions with suppliers. Our code of supplier conduct reflects our commitment to the values of honesty, integrity, respect, and responsibility. We expect our suppliers will share and embrace our values, as well as our commitment to regulatory compliance.

We have a sustainability steering committee, which includes members of senior management and maintain a dedicated team to further support the ongoing development of our sustainability program. Our Board of Directors

oversees our programs related to matters of corporate responsibility and sustainability performance, including climate change, through the Nominating and Corporate Governance Committee. We publish an annual Sustainability Report, including environmental, social and governance data, as well as a Task Force on Climate Related Financial Disclosures report and submission to the CDP. We are members of United Nations Global Compact, Alliance to Save Energy, the U.S. Department of Energy's Better Plants Program (through which we committed to reducing our energy intensity by 25% over the next 10 years (from a calendar year 2020 baseline)), and the United Nations CEO Water Mandate. These actions demonstrate the strength and commitment to sustainability throughout the organization worldwide.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public on the Internet at the SEC's website at http:*//www.sec.gov*.

Our Internet address is *http://www.enersys.com*. We make available free of charge on *http://www.enersys.com* our annual, quarterly and current reports, and amendments to those reports, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC.

ITEM 1A. *RISK FACTORS*

The following are certain risk factors that could materially and adversely affect our business, financial condition and our results of operations and could cause actual results to differ materially from our expectations and projections. Stockholders are cautioned that these and other factors, including those beyond our control, may affect future performance and cause actual results to differ from those which may, from time to time, be anticipated. The risks that are described below are not the only ones that we face. These risk factors should be considered in connection with the matters discussed herein under "Cautionary Note Regarding Forward-Looking Statements" and other information included and incorporated by reference in this Form 10-K as well as in other reports and materials that we file with the SEC. All forward-looking statements made by us or on our behalf are qualified by the risks described below. Although the risks are organized by headings and by category, many risks are interrelated. You should not interpret the disclosure of any risk factor to imply that the risk has not already materialized.

Business and Operating Risks

We operate in an extremely competitive industry and are subject to pricing pressures.

We compete with a number of major international manufacturers and distributors, as well as a large number of smaller, regional competitors. Due to excess capacity in some sectors of our industry and consolidation among industrial battery purchasers, we have been subjected to significant pricing pressures. We anticipate continued competitive pricing pressure as foreign producers are able to employ labor at significantly lower costs than producers in the U.S. and Western Europe, expand their export capacity and increase their marketing presence in our major Americas and European markets. Several of our competitors have strong technical, marketing, sales, manufacturing, distribution and other resources, as well as significant name recognition, established positions in the market and long-standing relationships with OEMs and other customers. In addition, certain of our competitors own lead smelting facilities which, during periods of lead cost increases or price volatility, may provide a competitive pricing advantage and reduce their exposure to volatile raw material costs. Our ability to maintain and improve our operating margins depends on our ability to control and reduce our costs in addition to our ability to maintain business relationships with customers. If we are unable to offset pricing pressures, our profitability and cash flows could be adversely affected. We cannot assure you that we will be able to continue to control our operating expenses, to raise or maintain our prices or increase our unit volume, in order to maintain or improve our operating results.

Reliance on third party relationships and derivative agreements could adversely affect our business.

We depend on third parties, including suppliers, distributors, lead toll operators, freight forwarders, insurance brokers, commodity brokers, major financial institutions and other third party service providers, for key aspects of our business, including the provision of derivative contracts to manage risks of commodity cost volatility, foreign currency exposures and interest rate volatility. Failure of these third parties to meet their contractual, regulatory and other obligations to us, or the development of factors that materially disrupt our relationships with these third parties, could expose us to the risks of business disruption, higher commodity and interest costs, unfavorable foreign currency rates and higher expenses, which could have a material adverse effect on our business.

We may experience issues with lithium-ion cells or other components manufactured at our proposed gigafactory, which may harm the production and profitability of our energy storage products.

Our plan to grow the volume and profitability of our energy storage products depends on significant lithium-ion battery cell production, including by our partner Verkor SAS at a proposed gigafactory in South Carolina. If we are unable to commence, or, when opened, otherwise do not maintain and grow, our respective operations, if we cannot execute our strategy, or if we are unable to do so cost-effectively or hire and retain highly-skilled

personnel there, our ability to manufacture our products profitably would be limited, which may harm our business and operating results. Additionally, the start-up of operations after such project has been completed is also subject to risk. In addition, in order to complete the construction of the proposed gigafactory, we are relying upon, among other things, short-term and long-term incentive packages through South Carolina and Greenville County, federal funding and benefits under Section 45X of the Internal Revenue Code. Our ability to realize and procure these benefits is subject to a variety of market, operational, regulatory and labor-related factors. Any failure to complete these projects, or any delays or failure to achieve the anticipated results from the implementation of this project, could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Our $199 million funding from the U.S. Department of Energy ("DOE") is subject to review and will be subject to negotiation of specific terms and contingent on our compliance with the requirements negotiated with the DOE.

In January 2025, we entered into an agreement with the DOE's Office of Manufacturing and Energy Supply Chains for a $199 million award to support the construction of a new lithium-ion cell production facility in Greenville, South Carolina. Since that time, the issuance of certain executive orders, including the Unleashing American Energy Executive Order on January 20, 2025, has required an immediate pause in the disbursement of funds appropriated through the IRA pending a 90-day review period. We are currently evaluating these executive orders and other related memoranda to determine what, if any, impact they might have on or our previously announced DOE funding. If the DOE proceeds with our funding as planned, such funding will additionally remain subject to certain compliance obligations and other terms and conditions.

Cost increases, supply disruptions or shortages of any of our battery components, such as electronic and mechanical parts, or the raw materials used in the production of such parts could adversely affect our business.

From time to time, we may experience increases in the cost or a sustained interruption in the supply or shortage of our components. For example, a global shortage and component supply disruptions of electronic and other battery components is currently being reported, and the full impact to us is not yet known. Additionally, the U.S. government has recently imposed, and is currently considering imposing, tariffs on certain trade partners. Other shortages and component supply disruptions could affect the supply of electronic components and raw materials (such as resins and other raw metal materials) that go into the production of our products. Cost increases or supply interruptions could materially and negatively impact our business, prospects, financial condition and operating results. The prices for our components fluctuate depending on market conditions and global demand and could adversely affect our business, prospects, financial condition and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for battery cells. These risks include, but are not limited to:

- supply shortages caused by the inability or unwillingness of our suppliers and their competitors to build or operate component production facilities to supply the numbers of battery components required to support the rapid growth of the electric vehicle industry and other industries in which we operate as demand for such components increases;

- changes in import and export laws, including, but not limited to, sanctions, tariffs, and other economic measures;

- disruption in the supply of electronic circuits due to quality issues or insufficient raw materials;

- a decrease in the number of manufacturers of battery components; and

- an increase in the cost of raw materials.

We are dependent on the continued supply of battery components for our products. To date, we have a limited number of fully qualified suppliers, and have limited flexibility in changing suppliers, though we are actively engaged in activities to qualify additional suppliers. Any disruption in the supply of battery components could temporarily disrupt production of our products until a different supplier is fully qualified.

The cost of our battery products depends in part upon the prices and availability of raw materials such as lead, lithium, nickel, cobalt or other metals. Lead is our most significant raw material and is used along with significant amounts of plastics, steel, copper and other materials in our manufacturing processes. We estimate that raw material costs account for over half of our cost of goods sold. The prices for these materials fluctuate and their available supply may be unstable, depending on market conditions and global demand for these materials, including as a result of increased global production of electric vehicles and energy storage products. Additionally, our suppliers may not be willing or able to reliably meet our timelines or our cost and quality needs, which may require us to replace them with other sources. Furthermore, fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and other transportation costs. Any reduced availability of these raw materials or substantial increases in their prices may increase the cost of our components and consequently, the cost of our products. There can be no assurance that we will be able to recoup increasing costs of our components by increasing prices, which in turn could damage our brand, business, prospects, financial condition and operating results.

Volatile raw material costs can significantly affect our operating results and make period-to-period comparisons difficult. To reduce the volatility of our costs, we periodically enter into hedging arrangements for a portion of our projected lead requirements. However, we cannot assure you that we will be able to either hedge the costs or secure the availability of our raw material requirements at a reasonable level or, even with respect to our agreements that adjust pricing to a market-based index for lead, pass on to our customers the increased costs of our raw materials without affecting demand or that limited availability of materials will not impact our production capabilities. Our inability to raise the price of our products in response to increases in prices of raw materials due to pricing pressure, contract terms or other factors or to maintain a proper supply of raw materials could have an adverse effect on our business, financial position and results of operations.

Tariffs, economic sanctions and other changes in U.S. trade policy have in the past and could in the future trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. Our business, like many other corporations, would be impacted by changes to the trade policies of the United States and foreign countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). Such changes have the potential to adversely impact the U.S. economy or certain sectors thereof, the global economy, and our industry, and as a result, could have a material adverse effect on our business, financial condition and results of operations.

We have experienced and may continue to experience, difficulties implementing our global enterprise resource planning system, which may adversely affect our business, financial condition and results of operations.

We are engaged in a multi-year implementation of a global enterprise resource planning system ("ERP"). The ERP is designed to standardize business processes to efficiently maintain our financial records and provide critical operational information to our management team. The ERP will continue to require significant investment of human and financial resources. In our prior efforts implementing the ERP, we experienced significant production and shipping delays, increased costs and other difficulties. Any significant disruption or deficiency in the design and implementation of the ERP could adversely affect our ability to process orders, ship products, send invoices and track payments, fulfill contractual obligations or otherwise operate our business. Even with our investment of significant resources into the ERP system, additional and significant implementation issues may arise. In addition, our efforts to centralize various business processes and functions within our organization in connection with our ERP implementation may disrupt our operations, divert management's attention and negatively impact our business, financial condition and results of operations.

The failure to successfully implement efficiency and cost reduction initiatives, including restructuring activities, could materially adversely affect our business, financial position and results of operations, and we may not realize some or all of the anticipated benefits of those initiatives.

From time to time, we have implemented efficiency and cost reduction initiatives intended to improve our profitability and to respond to changes impacting our business and industry. These initiatives include relocating

manufacturing to lower cost regions, consolidating and closing facilities, working with our material suppliers to lower costs, product design and manufacturing improvements, personnel reductions and voluntary retirement programs, and strategically planning capital expenditures and development activities. In the past we have recorded net restructuring charges to cover costs associated with our cost reduction initiatives involving restructuring. These costs have been primarily composed of employee separation costs, including severance payments, and asset impairments or losses from disposal. We also undertake restructuring activities and programs to improve our cost structure in connection with our business acquisitions, which can result in significant charges, including charges for severance payments to terminated employees and asset impairment charges.

We cannot assure you that our efficiency and cost reduction initiatives will be successfully or timely implemented, or that they will materially and positively impact our profitability. Because our initiatives involve changes to many aspects of our business, the associated cost reductions could adversely impact productivity and sales to an extent we have not anticipated. In addition, our ability to complete our efficiency and cost-savings initiatives and achieve the anticipated benefits within the expected time frame is subject to estimates and assumptions and may vary materially from our expectations, including as a result of factors that are beyond our control. Furthermore, our efforts to improve the efficiencies of our business operations and improve growth may not be successful. Even if we fully execute and implement these activities and they generate the anticipated cost savings, there may be other unforeseeable and unintended consequences that could materially adversely impact our profitability and business, including unintended employee attrition or harm to our competitive position. To the extent that we do not achieve the profitability enhancement or other benefits of our efficiency and cost reduction initiatives that we anticipate, our business, financial position and results of operations may be materially adversely affected.

Our failure to introduce new products and product enhancements coupled with broad market acceptance of new technologies introduced by our competitors could adversely affect our business.

Many new energy storage technologies have been introduced over the past several years. For certain important and growing markets, including markets served by our Motive Power and Energy Storage business segments, lithium-based battery technologies have a growing market share. Our ability to achieve significant and sustained penetration of key developing markets, including markets served by our Motive Power and Energy Storage business segments, will depend upon our success in developing or acquiring these and other technologies and related raw materials and components, either independently, through joint ventures or through acquisitions. If we fail to develop or acquire, and manufacture and sell, products that satisfy our customers' demands, or we fail to respond effectively to new product announcements by our competitors by quickly introducing competitive products, then market acceptance of our products could be reduced and our business could be adversely affected. We cannot assure you that our portfolio of primarily lead-acid products will remain competitive with products based on new technologies.

If we are not able to adequately protect our proprietary intellectual property and technology, we may lose any technological advantages and our business, financial position and results of operations may be materially adversely affected.

We rely on a combination of copyright, trademark, patent and trade secret laws, non-disclosure agreements and other confidentiality procedures and contractual provisions to establish, protect and maintain our proprietary intellectual property and technology and other confidential information. Certain of these technologies, especially thin plate pure lead ("TPPL") technology, are important to our business and are not protected by patents. Despite our efforts to protect our proprietary intellectual property and technology and other confidential information, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property and proprietary technologies. Successful cybersecurity attacks, data breaches, unauthorized exfiltration, unapproved use of machine learning or artificial intelligence tools, or other security incidents could result in the loss of intellectual property and key technological advantages. If we are unable to protect our intellectual property and technology,

we may lose any technological advantage we currently enjoy and may be required to take an impairment charge with respect to the carrying value of such intellectual property or goodwill established in connection with the acquisition thereof. In either case, our business, financial position and results of operations may be materially adversely affected.

Relocation of our customers' operations could adversely affect our business, financial condition and results of operations.

The trend by a number of our North American and Western European customers to move manufacturing operations and expand their businesses in faster growing and lower labor-cost markets may have an adverse impact on our business, financial condition and results of operations. These territories may be farther from our manufacturing plants, and there is a risk that these customers will source their energy storage products from competitors located in those territories and will cease or reduce the purchase of products from us. We cannot assure you that we will be able to compete effectively with our competitors located in those territories, whether by establishing or expanding our manufacturing operations in those territories or acquiring existing manufacturers in those territories.

Quality problems with our products could harm our reputation and erode our competitive position.

The success of our business depends upon the quality of our products and our relationships with customers. In the event that our products fail to meet our customers' standards, our reputation could be harmed. This could result in the loss of customers, a decrease in revenue and a loss of market share. We cannot assure you that our customers will not experience quality problems with our products. Warranty, recall or product liability claims could also materially adversely affect our business and reputation. In our business, we are exposed to warranty and product liability claims. In addition, we may be required to participate in the recall of a product. If we fail to meet customer specifications for their products, we may be subject to product quality costs and claims, as well as adverse reputational impacts. A successful warranty or product liability claim against us, or a requirement that we participate in a product recall, could have a material adverse effect on our business, financial condition and results of operations.

We offer our products under a variety of brand names, the protection of which is important to our reputation for quality in the consumer marketplace.

We rely upon a combination of trademark, licensing and contractual covenants to establish and protect the brand names of our products. We have registered many of our trademarks in the U.S. Patent and Trademark Office and in other countries. In many market segments, our reputation is closely related to our brand names. Monitoring unauthorized use of our brand names is difficult, and we cannot assure you that the steps we have taken will prevent the unauthorized use of our brand names, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the U.S. We cannot assure you that our brand names will not be misappropriated or utilized without our consent. In the event of any such actions, our reputation and our business, financial condition and results of operations may be materially adversely affected.

Our growth strategy depends on our ability to continue to expand our market presence through acquisitions, and our business could be materially adversely affected if we are unable to identify suitable acquisition candidates, complete any proposed acquisitions or successfully integrate the businesses we acquire.

As part of our growth strategy, we depend on acquisitions of other product lines, technologies or facilities that complement or expand our existing business. Acquisitions involve numerous risks, including:

- inability to overcome significant competition for acquisition targets in the stored energy industry;

- inability to identify suitable acquisition candidates or negotiate attractive terms;

- difficulty obtaining the financing necessary to complete transactions we pursue, as our credit facilities restrict the amount of additional indebtedness that we may incur to finance acquisitions and place other restrictions on our ability to make acquisitions (and exceeding any of these restrictions would require the consent of our lenders);

- failure to identify all material issues through a customary due diligence investigation, and that material issues will arise later;

- difficulties in the assimilation of the operations, systems, controls, technologies, personnel, services and products of the acquired business;

- potential loss of key employees, customers, suppliers and distributors of the acquired business;

- diversion of our management's attention from other business concerns;

- incurrence of additional debt or adverse tax and accounting consequences in connection with any acquisitions;

- failure to successfully integrate the acquired businesses in a timely manner, or at all;

- incurrence of significant unanticipated expenses associated with integration activities; and

- anticipated benefits of an acquisition not being realized fully or at all, or taking longer to realize than we expect.

The materialization of any of the foregoing risks could impair our ability to successfully execute our acquisition growth strategy, which could have a material adverse effect on our business.

Any acquisitions that involve the issuance of our equity securities may dilute our stockholder ownership interests, reduce the market price of our stock, or both, and as a result our business, financial condition and results of operations could be adversely affected.

Future acquisitions may involve the issuance of our equity securities as payment, in part or in full, for the businesses or assets acquired. Any future issuances of equity securities may dilute our stockholders' proportionate ownership interests in EnerSys. In addition, the benefits derived by us from an acquisition might not outweigh or exceed the dilutive effect of any issuance of equity securities in connection with the acquisition. We cannot predict or estimate the amount or timing of any future acquisitions or related issuances of equity securities. Our stockholders bear the risk of any such future offerings reducing the market price of our stock and diluting their proportionate ownership interests in EnerSys.

If our electronic data is compromised, our business could be materially adversely affected.

We and our business partners maintain significant amounts of data electronically in locations around the world. This data relates to all aspects of our business, including current products and services and future products and services under development. This data also contains certain customer, supplier, partner and employee information. We maintain systems and processes designed to protect this data. However, notwithstanding such protective measures, there is a risk of intrusion, cyberattacks, tampering, theft, misplaced or lost data, programming or human errors that could compromise the integrity and privacy of this data, improper use of our systems, software solutions or networks, power outages, hardware failures, computer viruses, failure of critical computer systems, unauthorized access, use, disclosure, modification or destruction of information, defective products, production downtimes and operational disruptions, which in turn could adversely affect our business, financial condition and results of operations.

We provide confidential and proprietary information to our third-party business partners in certain cases where doing so is necessary to conduct our business. While we obtain assurances from those parties that they have

systems and processes in place to protect such data and, where applicable, that they will take steps to assure the protections of such data by third parties, those partners may be subject to the same risks as we are.

In particular, we and our third-party business partners experience cybersecurity incidents of varying degrees from time-to-time, including ransomware and phishing attacks as well as distributed denial of service attacks and the theft of data. Cyber threats are constantly evolving, are becoming more sophisticated and are being made by groups and individuals with a wide range of expertise and motives, and this increases the difficulty of detecting and successfully defending against them.

Any compromise of the confidential data of our customers, suppliers, partners, employees or ourselves, or failure to prevent or mitigate the loss of or damage to this data through breach of our information technology systems or other means could substantially disrupt our operations, harm our customers, employees and other business partners, damage our reputation, violate applicable laws and regulations, subject us to potentially significant costs and liabilities and result in a loss of business that could be material.

Our software and related services are highly technical and may contain undetected software bugs, errors or other vulnerabilities, which could manifest in ways that could adversely affect our reputation and our business.

The software and related services that we offer are highly technical and complex. Our services or any other products that we may introduce in the future may contain undetected software bugs, hardware errors and other vulnerabilities. These vulnerabilities can manifest in any number of ways in our products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products. We have a practice of regularly updating our products, and some errors in our products may be discovered only after a product has been used. In some cases, any vulnerabilities may only be detected under certain circumstances or after extended use. Any errors, bugs or other vulnerabilities discovered in our code or backend after release could damage our reputation, alienate users, allow third parties to manipulate or exploit our software, lower revenue and expose us to claims for damages, any of which could adversely affect our business. Additionally, errors, bugs or other vulnerabilities may, either directly or if exploited by third parties, affect our ability to make accurate royalty payments. We also could face claims for product liability, tort or breach of warranty as a result. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and adversely affect our reputation and our business. In addition, if our liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be seriously harmed.

If we cannot keep pace with rapid developments in technology, the use of our products and services and, consequently, our revenues could decline.

Our business continues to demand the use of sophisticated systems and technology. These systems and technologies must be refined, updated and replaced with more advanced systems on a regular basis in order for us to meet our customers' demands and expectations. We expect that new technologies applicable to our business will continue to emerge and may be superior to, or render obsolete, the technologies we currently use in our products and services. We cannot predict the effects of technological changes on our business, which technological developments or innovations will become widely adopted, and how those technologies may be regulated. Developing and incorporating new or updated systems and technologies into new and existing products and services may require significant investment, take considerable time and may not ultimately be successful. If we are unable to do so on a timely basis or within reasonable cost parameters, or if we are unable to appropriately and timely train our employees to operate any of these new systems or technologies, our business could be adversely affected. We also may not achieve the benefits that we anticipate from any new system or technology and a failure to do so could result in higher than anticipated costs and adversely affect our results of operations.

Work stoppages or similar difficulties could significantly disrupt our operations, reduce our revenues and materially adversely affect our business.

A work stoppage at one or more of our facilities, whether caused by fire, flooding, epidemics, pandemics, military hostilities, government-imposed shutdowns, severe weather, including that caused by climate change, other natural disaster or otherwise, could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our employees are represented by labor unions or works councils under collective bargaining agreements with varying durations and terms. Although we believe that our relations with our employees are strong, if our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations. No assurances can be made that we will not experience work stoppages due to government directives, employee health concerns, and other types of conflicts with labor unions, works councils, and other similar groups in the future.

A work stoppage at one or more of our suppliers could also materially and adversely affect our business if an alternative source of supply is not readily available. In addition, if one or more of our customers were to experience a work stoppage, that customer could cease or limit purchases of our products, which could have a material adverse effect on our business, financial condition and results of operations. In addition, the credit and default risk or bankruptcy of customers or suppliers as a result of work stoppages could likewise materially and adversely affect our business, financial condition and results of operations.

Global Operations Risks

Our results of operations may be negatively impacted by public health epidemics or outbreaks.

Public health epidemics or outbreaks could adversely impact our global operations. For example, the COVID-19 pandemic caused disruption to the global economy, including economic slowdowns and supply chain disruptions that adversely affected our business, financial position and results of operations. In response to public health epidemics or outbreaks, countries imposed prolonged quarantines and travel restrictions, which may significantly impact the ability of our employees to get to their places of work to produce products, may make it such that we are unable to obtain sufficient components or raw materials and component parts on a timely basis or at a cost-effective price or may significantly hamper our products from moving through the supply chain.

We rely on our production facilities, as well as third-party suppliers and manufacturers, in the United States, Australia, Canada, France, Germany, Italy, the People's Republic of China ("PRC"), the United Kingdom and other countries that were significantly impacted by COVID-19. Shutdowns of certain businesses in many of these countries resulted in disruptions or delays to our supply chain or reduction in demand for certain products. Although disruptions may continue to occur and the future impact of the outbreak is uncertain, the impacts of the public health epidemics or outbreaks (or events similar to COVID-19 in the future) cannot be reliably quantified at this time.

The rapid spread of a contagious illness such as COVID-19, poses the risk that our employees, contractors, suppliers and customers may be prevented from conducting business, which may have a material adverse effect on our business, financial position and results of operations.

The uncertainty in global economic conditions or geographic regions in which our customers operate could adversely affect our business, financial position and operating results.

Our operating results are directly affected by the general global economic conditions of the industries in which our major customer groups operate. Our products are heavily dependent on the end markets that we serve and our operating results will vary by location, depending on the economic environment in these markets. Sales of our motive power products, for example, depend significantly on demand for new electric industrial forklift trucks, which in turn depends on end-user demand for additional motive capacity in their distribution and manufacturing facilities. The uncertainty in global economic conditions varies by geographic location and can result in

substantial volatility in global credit markets, particularly in the United States, where we service the vast majority of our debt. Moreover, Federal Reserve Bank of the United States policy, including with respect to rising interest rates and the decision to end its quantitative easing policy, may also result in market volatility or a return to unfavorable economic conditions. These conditions affect our business by reducing prices that our customers may be able or willing to pay for our products or by reducing the demand for our products, which could in turn negatively impact our sales and earnings generation and result in a material adverse effect on our business, cash flow, results of operations and financial position.

Government reviews, inquiries, investigations and actions could harm our business or reputation.

As we operate in various locations around the world, our operations in certain countries are subject to significant governmental scrutiny and may be adversely impacted by the results of such scrutiny. The regulatory environment with regard to our business is evolving, and officials often exercise broad discretion in deciding how to interpret and apply applicable regulations. From time to time, we receive formal and informal inquiries from various government regulatory authorities, as well as self-regulatory organizations, about our business and compliance with local laws, regulations or standards.

Any determination that our operations or activities, or the activities of our employees, are not in compliance with existing laws, regulations or standards could result in the imposition of substantial fines, interruptions of business, loss of supplier, vendor, customer or other third-party relationships, termination of necessary licenses and permits, or similar results, all of which could potentially harm our business and reputation. Even if an inquiry does not result in these types of determinations, regulatory authorities could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business, and it potentially could create negative publicity which could harm our business and reputation.

Our international operations may be adversely affected by actions taken by foreign governments or other forces or events over which we may have no control.

We currently have significant manufacturing and distribution facilities outside of the United States, in Argentina, Australia, Belgium, Brazil, Canada, the Czech Republic, France, Germany, India, Italy, Malaysia, Mexico, the PRC, Poland, Spain, Switzerland and the United Kingdom. Our global operations are dependent upon products manufactured, purchased and sold in the U.S. and internationally, including in countries with political and economic instability or uncertainty. This includes, for example, the uncertainty related to the United Kingdom's withdrawal from the European Union (commonly known as "Brexit") the current conflict between Russia and Ukraine, ongoing terrorist activity, the adoption and expansion of trade restrictions, including the occurrence or escalation of a "trade war," or other governmental action related to tariffs or trade agreements or policies among the governments of the United States, the PRC and other countries and other global events. The global credit and financial markets have recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Sanctions imposed by the United States and other countries in response to such conflicts, including the one in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by affected countries and others could exacerbate market and economic instability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Recent effects of the conflict between Russia and Ukraine includes writing off $4 million in net assets located in Russia during fiscal 2022. Furthermore, Brexit could cause disruptions to, and create uncertainty surrounding our business, including affecting our relationships with our existing and future customers, suppliers and associates, which could have an adverse effect on our business, financial results and operations. Effects of Brexit include changes in customs regulations, shortages of truck drivers in the U.K., and administrative burdens placed on transportation companies have led to challenges and delays in moving inventory across U.K. or EU borders, and higher importation, freight and distribution costs. If such trends continue, we may experience further cost increases.

Some countries have greater political and economic volatility and greater vulnerability to infrastructure and labor disruptions than others. Our business could be negatively impacted by adverse fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure at important geographic points of exit and entry for our products. Operating in different regions and countries exposes us to a number of risks, including:

- multiple and potentially conflicting laws, regulations and policies that are subject to change;

- changes in international treaties or trade unions, which may make our products or our customers' products more costly to export or import;

- imposition of currency restrictions, restrictions on repatriation of earnings or other restraints imposition of burdensome import duties, tariffs or quotas, which may make our products more costly to export or import;

- changes in trade agreements;

- disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the FCPA;

- compliance with data protection regulations;

- imposition of new or additional trade and economic sanctions laws imposed by the U.S. or foreign governments;

- war or terrorist acts; and

- political and economic instability or civil unrest that may severely disrupt economic activity in affected countries.

The occurrence of one or more of these events may adversely affect our business, financial condition and results of operations.

We are exposed to exchange rate and inflation risks, and our net earnings and financial condition may suffer due to currency translations.

We invoice our foreign sales and service transactions in local and foreign currencies and translate net sales using actual exchange rates during the period. We translate our non-U.S. assets and liabilities into U.S. dollars using current exchange rates as of the balance sheet dates. Approximately 40% of net sales were generated outside of the United States in fiscal 2025. Because a significant portion of our revenues and expenses are denominated in foreign currencies, changes in exchange rates between the U.S. dollar and foreign currencies, including the effects of inflation, primarily the euro, British pound, Polish zloty, Chinese renminbi, Mexican peso and Swiss franc, may adversely affect our revenue, cost of goods sold and operating margins. For example, foreign currency depreciation against the U.S. dollar will reduce the value of our foreign revenues and operating earnings as well as reduce our net investment in foreign subsidiaries. In addition, we have balance sheet foreign currency positions that benefit from a stronger U.S. dollar and weak euro and may impact other income expense and equity on the balance sheet.

Most of the risk of fluctuating foreign currencies is in our European operations, which comprised approximately one-fifth of our net sales during the last three fiscal years. The euro is the dominant currency in our EMEA operations. In the event that one or more European countries were to replace the euro with another currency, our sales into such countries, or into Europe generally, would likely be adversely affected until stable exchange rates are established.

If foreign currencies depreciate against the U.S. dollar, it would make it more expensive for our non-U.S. subsidiaries to purchase certain of our raw material commodities that are priced globally in U.S. dollars, while

the related revenue will decrease when translated to U.S. dollars. Significant movements in foreign exchange rates can have a material impact on our results of operations and financial condition. We periodically engage in hedging of our foreign currency exposures, but cannot assure you that we can successfully hedge all of our foreign currency exposures or do so at a reasonable cost.

We quantify and monitor our global foreign currency exposures. Our largest foreign currency exposure is from the purchase and conversion of U.S. dollar-based lead costs into local currencies in Europe. Additionally, we have currency exposures from intercompany financing and intercompany and third party trade transactions. On a selective basis, we enter into foreign currency forward contracts and purchase option contracts to reduce the impact from the volatility of currency movements; however, we cannot be certain that foreign currency fluctuations will not impact our operations in the future.

If we are unable to effectively hedge against currency fluctuations, our operating costs and revenues in our non-U.S. operations may be adversely affected. This, in turn, would have an adverse effect on our business, financial position and results of operations.

Financial and Accounting Risks

The Inflation Reduction Act of 2022 ("IRA") contains production tax credits for certain battery cells and battery modules. The Company's ability to benefit from Section 45X production tax credits is not guaranteed and is dependent upon the federal government's ongoing implementation, guidance, regulations, and/or rulemakings that have been the subject of substantial public interest and debate.

In August 2022, President Biden signed the IRA into law. The IRA provides for substantial tax credits and incentives for the development of critical minerals, renewable energy, clean fuels, electric vehicles, and supporting infrastructure, among other provisions. Section 45X of the Internal Revenue Code ("IRC") contains a production tax credit equal to 10% of certain eligible production costs, including, without limitation, labor, energy, depreciation and amortization and overhead expenses. Effective December 14, 2023, the U.S. Department of the Treasury and the Internal Revenue Service released final rules to provide guidance on the production tax credit requirements under IRC Section 45X (the "Final Regulations"). The Final Regulations provide guidance on rules that taxpayers must satisfy to qualify for the Section 45X tax credit.

While Section 45X of the IRC provides for substantial tax benefits for us, there is some uncertainty as to how these provisions will be interpreted and implemented. Furthermore, future legislative enactments or administrative actions could limit, amend, repeal, or terminate IRA policies or other incentives that we currently hope to benefit from. Any reduction, elimination, or discriminatory application or expiration of Section 45X of the IRC may materially adversely affect our future operating results and operations.

We may not be able to maintain adequate credit facilities, which could materially adversely affect our business, financial condition and results of operations.

Our ability to continue our ongoing business operations and fund future growth depends on our ability to maintain adequate credit facilities and to comply with the financial and other covenants in such credit facilities or to secure alternative sources of financing. However, such credit facilities or alternate financing may not be available or, if available, may not be on terms favorable to us. If we do not have adequate access to credit, we may be unable to refinance our existing borrowings and credit facilities when they mature and fund future acquisitions, which may reduce our flexibility in responding to changing industry conditions and materially adversely affect our business, financial condition and results of operations.

Our indebtedness could adversely affect our business, financial condition and results of operations and restrict us in ways that limit our flexibility in operating our business.

As of March 31, 2025, we had $1,113 million of total consolidated debt (including finance leases). This level of debt could:

- increase our vulnerability to adverse general economic and industry conditions, including interest rate fluctuations, because a portion of our borrowings bear, and will continue to bear, interest at floating rates;

- require us to dedicate a substantial portion of our cash flow from operations to debt service payments, which would reduce the availability of our cash to fund working capital, capital expenditures or other general corporate purposes, including acquisitions;

- limit our flexibility in planning for, or reacting to, changes in our business and industry;

- restrict our ability to introduce new products or technologies or exploit business opportunities;

- place us at a disadvantage compared with competitors that have proportionately less debt;

- limit our ability to borrow additional funds in the future, if we need them, due to financial and restrictive covenants in our debt agreements;

- limit our operating and financial flexibility due to financial and restrictive covenants in our debt agreements; and

- have a material adverse effect on us if we fail to comply with the financial and restrictive covenants in our debt agreements.

In addition, our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors, some of which are beyond our control. Any failure to make scheduled payments could adversely affect our business, financial condition and results of operations.

We may have exposure to greater than anticipated tax liabilities, which could adversely impact our business, financial position and results of operations.

Our income tax obligations are based in part on our corporate operating structure and intercompany arrangements, including the manner in which we operate our business, develop, value, manage, protect, and use our intellectual property and the valuations of our intercompany transactions. We may also be subject to additional indirect or non-income based taxes. The tax laws applicable to our business, including the laws of the United States and other jurisdictions, are subject to interpretation, and certain jurisdictions are aggressively interpreting their laws in new ways in an effort to raise additional tax revenue from multi-national companies like us. The taxing authorities of the jurisdictions in which we operate may challenge our tax positions and methodologies for valuing developed technology or intercompany arrangements, which could increase our worldwide effective tax rate and adversely impact our business, financial position and results of operations. Although we believe that our provision for income taxes is reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. In addition, our future income tax rates could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, or accounting principles.

Changes in tax laws or tax rulings could materially affect our business, financial position and results of operations.

The income and non-income tax regimes to which we are subject or under which we operate are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could materially affect our business, financial position and results of operations. In addition, many countries in Europe, as well as a number of other countries and organizations, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could significantly increase our tax obligations in many countries where we do business or require us to change the manner in which we operate our business. For example:

- On August 16, 2022, the U.S. Congress passed the Inflation Reduction Act of 2022 (the "IRA"), which, among other provisions, creates a new corporate alternative minimum tax ("CAMT") of at least 15% for certain large corporations that have at least an average of $1 billion in adjusted financial statement income over a consecutive three-year period effective after December 31, 2022. The IRA also includes a 1% excise tax on certain stock repurchases beginning in 2023. We do not expect to meet the CAMT threshold in the near term. However, we expect a material portion of our U.S. produced batteries and battery cells, including our proprietary TPPL batteries, will qualify for production tax credits under Section 45X of the IRA. For more information, see "*The Inflation Reduction Act of 2022 ("IRA") contains production tax credits for certain battery cells and battery modules. The Company's ability to benefit from Section 45X production tax credits is not guaranteed and is dependent upon the federal government's ongoing implementation, guidance, regulations, and/or rulemakings that have been the subject of substantial public interest and debate.*" above.

- In 2021, the Organization for Economic Cooperation Development (the "OECD"), through an association of more than 140 countries, announced a consensus around a two-pillar approach to address tax challenges presented by digital commerce. "Pillar 1" focuses on nexus and profit allocation, and "Pillar 2" focuses on a minimum global effective tax rate of 15%. On December 15, 2022, the European Union adopted the Pillar Two directive and EU member states were expected to implement Pillar Two into domestic law by December 31, 2023.

We closely monitor these developments in the countries where we operate. Changes to the statutory tax rate may occur at any time, and any related expense or benefit recorded may be material to the fiscal quarter and year in which the law change is enacted. The European Commission has conducted investigations in multiple countries focusing on whether local country tax rulings or tax legislation provides preferential tax treatment that violates European Union state aid rules and concluded that certain countries, have provided illegal state aid in certain cases. These investigations may result in changes to the tax treatment of our foreign operations. Due to the large and expanding scale of our international business activities, many of these types of changes to the taxation of our activities could increase our worldwide effective tax rate and adversely affect our business, financial position and results of operations. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our financial statements.

In connection with the OECD's Base Erosion and Profit Shifting (BEPS) project, companies are required to disclose more information to tax authorities on operations around the world, which may lead to greater audit scrutiny of profits earned in other countries. We regularly assess the likely outcomes of our tax audits and disputes to determine the appropriateness of our tax reserves. However, any tax authority could take a position on tax treatment that is contrary to our expectations, which could result in tax liabilities in excess of reserves.

Legal and Regulatory Risks

Our operations expose us to environmental, health and safety and other legal compliance risks, and any noncompliance could adversely affect our business.

As a global business, we are subject to extensive environmental liability on our operations due to current environmental laws and regulations in the jurisdictions we operate.

If convicted or found liable for violation of a law or regulation, we could be subject to significant fines, penalties, repayments or other damages. Laws and regulations may also change from time to time, as may related interpretations and other guidance, resulting in potentially higher expenses and payments and affect how we conduct our operations and structure our investments.

We process, store, dispose of and otherwise use large amounts of hazardous materials, especially lead and acid in the manufacturing of our products. As a result, we are subject to extensive and changing environmental, health and safety laws and regulations governing, among other things: the generation, handling, storage, use, transportation and disposal of hazardous materials; remediation of polluted ground or water; emissions or discharges of hazardous materials into the ground, air or water; and the health and safety of our employees. Failure to comply with these laws or regulations, or to obtain or comply with required environmental permits, could result in fines, criminal charges or other sanctions by regulators. From time to time we have had instances of alleged or actual noncompliance that have resulted in the imposition of fines, penalties and required corrective actions. Our ongoing compliance with environmental, health and safety laws, regulations and permits could require us to incur significant expenses, limit our ability to modify or expand our facilities or continue production and require us to install additional pollution control equipment and make other capital improvements. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us or contained in our products.

Certain environmental laws assess liability on owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances at their current or former properties. These laws may also assess costs to repair damage to natural resources. We may be responsible for remediating damage to our properties caused by former owners. Soil and groundwater contamination has occurred at some of our current and former properties and may occur or be discovered at other properties in the future. In accordance with regulatory permits, we are currently investigating and monitoring soil and groundwater contamination at several of our properties, in most cases as required by regulatory permitting processes. We may be required to conduct these operations at other properties in the future. In addition, we have been, and in the future, may be liable to contribute to the cleanup of locations owned or operated by other persons to which we or our predecessor companies have sent waste for disposal, pursuant to federal and other environmental laws. Under these laws, the owner or operator of contaminated properties and companies that generated, disposed of or arranged for the disposal of wastes sent to a contaminated disposal facility can be held jointly and severally liable for the investigation and cleanup of such properties, regardless of fault. Additionally, our products may become subject to fees and taxes in order to fund cleanup of such properties, including those operated or used by other lead-battery industry participants.

Changes in environmental and climate-related laws and regulations could lead to new or additional investment in production designs and could increase environmental compliance expenditures. For example, the European Union has enacted greenhouse gas emissions legislation, and continues to expand the scope of such legislation. The United States Environmental Protection Agency has promulgated regulations applicable to projects involving greenhouse gas emissions above a certain threshold, and the United States and certain states within the United States have enacted, or are considering, limitations on greenhouse gas emissions.

Changes in climate change concerns, or in the regulation of such concerns, including greenhouse gas emissions, could subject us to additional costs and restrictions, including increased energy and raw materials costs.

Additionally, we cannot assure you that we have been or at all times will be in compliance with environmental laws and regulations or that we will not be required to expend significant funds to comply with, or discharge liabilities arising under, environmental laws, regulations and permits, or that we will not be exposed to material environmental, health or safety litigation.

We are subject to a wide variety of domestic and foreign laws and regulations that could adversely affect our business, financial condition and results of operations.

We are subject to a wide variety of domestic and foreign laws and regulations, and legal compliance risks, including securities laws, tax laws, data privacy laws, employment and pension-related laws, competition laws, U.S. and foreign export and trade laws, government procurement regulations, and laws governing improper business practices. We are affected by both new laws and regulations, and changes to existing laws and regulations which may continue to evolve through interpretations by courts and regulators. Furthermore, the laws and regulations to which we are subject may differ from jurisdiction to jurisdiction, further increasing the cost of compliance and the risk of noncompliance.

In particular, the U.S. Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-bribery laws in non-U.S. jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. The FCPA applies to companies, individual directors, officers, employees and agents. Under the FCPA, U.S. companies may be held liable for actions taken by strategic or local partners or representatives. The FCPA also imposes accounting standards and requirements on publicly traded U.S. corporations and their foreign affiliates, which are intended to prevent companies and their intermediaries from making improper payments to non-U.S. government officials for the purpose of obtaining or retaining business. Certain of our customer relationships outside of the U.S. are with governmental entities and are therefore subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. Despite meaningful measures that we undertake to facilitate lawful conduct, which include training and internal control policies, these measures may not always prevent reckless or criminal acts by our employees or agents. As a result, we could be subject to criminal and civil penalties, disgorgement, further changes or enhancements to our procedures, policies and controls, personnel changes or other remedial actions. Violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and result in a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Complying or failing to comply with conflict minerals regulations could materially and adversely affect our supply chain, our relationships with customers and suppliers and our financial results.

We are currently subject to conflict mineral disclosure regulations in the U.S. and may be affected by new regulations concerning conflict and similar minerals adopted by other jurisdictions where we operate. U.S. legislation included disclosure requirements regarding the use of conflict minerals mined from the Democratic Republic of Congo and adjoining countries and procedures regarding a manufacturer's efforts to prevent the sourcing of such conflict minerals. In addition, the European Union adopted an EU-wide conflict minerals rule under which most EU importers of tin, tungsten, tantalum, gold and their ores will have to conduct due diligence to ensure the minerals do not originate from conflict zones and do not fund armed conflicts. We have and will continue to incur added costs to comply with the disclosure requirements, including costs related to determining the source of such minerals used in our products. We may not be able to ascertain the origins of such minerals that we use and may not be able to satisfy requests from customers to certify that our products are free of conflict minerals. These requirements also could constrain the pool of suppliers from which we source such minerals. We may be unable to obtain conflict-free minerals at competitive prices which will increase costs and may materially and adversely affect our manufacturing operations and profitability.

Our failure to comply with data privacy regulations could adversely affect our business.

There are new and emerging data privacy laws, as well as frequent updates and changes to existing data privacy laws, in most jurisdictions in which we operate. Given the complexity of these laws and the requirements they place on businesses regarding the collection, storage, handling, use, disclosure, transfer and security of personal data, it is important for us to understand their impact and respond accordingly. Failure to comply with data privacy laws can result in substantial fines or penalties, legal liability or reputational damage.

In Europe, the General Data Protection Regulation (the "GDPR"), which came into effect in 2018, places stringent requirements on companies when handling personal data and there continues to be a growing trend of other countries adopting similar laws, including Canada. Additionally, there continues to be significant uncertainty with respect to the California Consumer Privacy Act of 2018 (the "CCPA"), which went into effect on January 1, 2020, and imposes additional obligations on companies regarding the handling of personal information and provides certain individual privacy rights to persons whose information is collected. Both the GDPR and the CCPA are continuously evolving and developing and may be interpreted and applied differently from jurisdiction to jurisdiction and may create inconsistent or conflicting requirements. For example, the California Privacy Rights Act, which was approved by California voters as a ballot initiative in November 2020, modifies the CCPA significantly, further enhancing and extending an individual's rights over their personal data and the obligations placed on companies that handle this data. The resulting new regulations became effective on January 1, 2023. Most notably, employee and business data were brought into scope, which raises the compliance requirements for us significantly, in terms of internal controls, processes and governance requirements. Furthermore, since 2020, several other U.S. states have enacted (and additional U.S. states are considering) stringent consumer privacy laws, which may impose varying standards and requirements on our data collection, use and processing activities. Continued state by state introduction of privacy laws could lead to significantly greater complexity in our compliance requirements globally, which could result in complaints from data subjects or action from regulators.

If we are not able to respond, adapt and implement the necessary requirements to ensure compliance with data privacy laws, this could adversely impact our reputation and we could face exposure to fines levied by regulators. As a result, our business, financial position and results of operations could be material adversely affected.

The reduction, modification, elimination or expiration of government incentives for, or regulations regarding, the use of energy systems and batteries could reduce demand for our products and harm our business.

Federal, state, local and foreign government bodies provide incentives to owners, end-users, distributors, system integrators and manufacturers of energy systems and batteries in the form of rebates, tax credits and other financial incentives. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or may be reduced or terminated as a matter of regulatory or legislative policy.

For example, the IRA expanded and extended the tax credits and other tax benefits available to energy systems projects and the battery supply chain. We believe this law will bolster and extend future demand for our products in the United States. However, we note that implementing regulations for this law are still in process, which creates uncertainty about the extent of its impact on us and our industry. For more information, see "*The Inflation Reduction Act of 2022 ("IRA") contains production tax credits for certain battery cells and battery modules. The Company's ability to benefit from Section 45X production tax credits is not guaranteed and is dependent upon the federal government's ongoing implementation, guidance, regulations, and/or rulemakings that have been the subject of substantial public interest and debate.*" above.

In addition, similar incentives may exist in, or be developed outside of, the United States, which could impact demand for our products and services as we expand our business into foreign jurisdictions. Our international customers and end-users may have access to tax deductions and grants toward equipment purchases. Our ability

to successfully penetrate new geographic markets may depend on new countries adopting, to the extent such incentives are not currently in place and maintaining such incentives.

General Risk Factors

There can be no assurance that we will continue to declare cash dividends at all or in any particular amounts, and any reduction in or elimination of our dividend payment could reduce the market price of our stock.

We intend to pay quarterly cash dividends subject to capital availability and periodic determinations by our Board of Directors that cash dividends are in the best interest of our stockholders. Future payment of a regular quarterly cash dividend on our common shares will be subject to, among other things, our results of operations, cash balances and future cash requirements, financial condition, statutory requirements of Delaware law, compliance with the terms of existing and future indebtedness and credit facilities, changes in federal and state income tax laws, changes in our business model and other factors that our Board of Directors may deem relevant. Our dividend payments may change from time to time, and we cannot assure you that we will continue to declare dividends at all or in any particular amounts. A reduction in or elimination of our dividend payments could have a negative effect on our share price.

We cannot guarantee that our share repurchase programs will be fully consummated or that they will enhance long-term stockholder value. Share repurchases could also increase the volatility of the market price of our stock and diminish our cash reserves.

Our Board of Directors has authorized one share repurchase program. This program authorizes the repurchase of up to $200 million of our common stock, of which authority. The other program authorizes the repurchase of up to such number of shares as shall equal the dilutive effects of any equity-based award granted during such fiscal year and the number of shares exercised through stock option awards during such fiscal year. As of March 31, 2025, approximately $178.9 million remains available under the two programs. Although our Board of Directors has authorized these share repurchase programs, the programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. We cannot guarantee that the programs will be fully consummated or that they will enhance long-term stockholder value. The programs could affect the trading price of our stock and increase volatility, and any announcement of a termination of these programs may result in a decrease in the market price of our stock. In addition, these programs could diminish our cash reserves.

We depend on our senior management team and other key employees, and significant attrition within our management team or unsuccessful succession planning could adversely affect our business.

Our success depends in part on our ability to attract, retain and motivate senior management and other key employees. Achieving this objective may be difficult due to many factors, including fluctuations in global economic and industry conditions, competitors' hiring practices, cost reduction activities, and the effectiveness of our compensation programs. Competition for qualified personnel can be very intense. We must continue to recruit, retain and motivate senior management and other key employees sufficient to maintain our current business and support our future projects. We are vulnerable to attrition among our current senior management team and other key employees. A loss of any such personnel, or the inability to recruit and retain qualified personnel in the future, could have a material adverse effect on our business, financial condition and results of operations. In addition, if we are unsuccessful in our succession planning efforts, the continuity of our business and our results of operations could be materially adversely affected.

If our internal controls are found to be ineffective, our results of operations or our stock price may be adversely affected.

Our most recent evaluation resulted in our conclusion that, as of March 31, 2025, our internal control over financial reporting was effective. We believe that we currently have adequate internal control procedures in place

for future periods, including processes related to newly acquired businesses. However, if our internal control over financial reporting is found to be ineffective, investors may lose confidence in the reliability of our financial statements, which may adversely affect our results of operations or stock price.

Changes in accounting principles and guidance could result in unfavorable accounting charges or effects, which could adversely affect our business.

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. Any change in these principles could have a significant effect on our reported financial position and financial results. The adoption of new or revised accounting principles may require us to make changes to our systems, processes and internal controls, which could have a significant effect on our reported financial results and internal controls, cause unexpected financial reporting fluctuations, retroactively affect previously reported results or require us to make costly changes to our operational processes and accounting systems upon our following the adoption of these standards. Any of these results could adversely affect our business.

ITEM 1B.   *UNRESOLVED STAFF COMMENTS*

None.

ITEM 1C.   *CYBERSECURITY*

We are dedicated to safeguarding our invaluable assets and ensuring the well-being of personnel, as demonstrated through the preparation of our cybersecurity program.

Cybersecurity Risk Management and Strategy

Our cyber risk management program is designed to comprehensively address the spectrum of cybersecurity threats that confront our organization. Within this program, we integrate an analysis of the risks facing the organization to guide our preparedness against cybersecurity threats to ensure a holistic approach that encompasses cross-functional and geographical visibility under the oversight of executive leadership through regular risk management meetings.

To aid our cybersecurity risk management strategy, we contract with dedicated third-party firms and assessors to identify risks and threats to our organization. These assessments adhere to leading cybersecurity standards such as the National Institute of Standards and Technology (NIST) Cybersecurity Framework aligning with industry best practices. Additionally, our organization adheres to compliance with the Cybersecurity Maturity Model Certification (CMMC) and is undergoing International Organization for Standardization (ISO) accreditation, further demonstrating our commitment to adhering to rigorous cybersecurity standards. To oversee incident response and mitigation we utilize our incident response plan and processes to standardize our processes for assessing, identifying, and managing cybersecurity incidents. This includes a comprehensive reporting structure and analysis processes to provide visibility and determine incident business impact. Were a cybersecurity incident to occur, we have also implemented a cross-functional business team to aid in the determination of incident impact, severity, and materiality, with the support of standing external counsel and third-party incident response advisors. Additional to our third-party incident response advisors and support contracts, we undergo regular penetration tests to bolster our readiness in the event of cybersecurity incidents. Furthermore, we have also obtained cybersecurity insurance coverage to enhance protection and minimize potential financial losses arising from cyber threats.

We prioritize cybersecurity within our supply chain, both nationally and globally, by assessing our third-party cybersecurity posture to provide secure visibility with our partnerships. As part of our due diligence processes, we conduct security questionnaires and service provider reviews, to align our cybersecurity standards on the

onset of our partnerships. Additionally, we collaborate closely with a third-party vendor to enhance supply chain resilience. This collaboration involves leveraging their expertise to inform decision-making and enhance risk oversight processes, ensuring greater robustness, and adaptability in managing supply chain challenges.

While we maintain a strong cybersecurity posture, we continuously strive for improvement and vigilance to mitigate evolving threats within this dynamic environment and protect our stakeholders' interests. Our organization has not experienced any unauthorized access resulting from cybersecurity incidents with a materially adverse effect on our business, operations, or financial condition and we remain cognizant of the potential impact of insufficient cybersecurity measures on our operations. For further insights into additional organizational risks, please refer to the General Risk Factors section of Item 1(A) Risk Factors.

Cybersecurity Governance

The Board delegated primary oversight authority to the Audit Committee who plays a pivotal role in ensuring the effectiveness of our cybersecurity strategy. Through regular updates provided by our leadership team, the committee actively evaluates the organization's cybersecurity posture and aids in prioritizing risk mitigation efforts aligned with our strategic objectives. These updates encompass detailed quarterly reports during audit committee meetings, covering key metrics, ongoing initiatives, and any cybersecurity incidents. Additionally, on an annual basis, the entire board receives updates on the progress of our cybersecurity program and strategy, including insights into emerging risks and industry trends. Moreover, the board benefits from supplementary educational briefings delivered by both internal and external experts, providing invaluable global threat visibility and enhancing the Board's understanding of cybersecurity challenges and opportunities.

Overseeing our cybersecurity initiatives is our CIO and Director of Global Cybersecurity, who provide invaluable expertise in managing cybersecurity risks and leading our cybersecurity operations. Both the CIO and Director of Global Cybersecurity possess extensive expertise in information technology and program management, with a wealth of experience, including over 19 combined years of dedicated service within our corporate information security organization. Furthermore, the executive leadership team is active in security operations, overseeing implementation of policies, procedures, and policies related to cybersecurity, technology, and vendors. Both the Audit Committee of the Board as well as executive leadership team will be notified and updated in the event of an incident, with incident updates, mitigation efforts, and impact, as deemed appropriate.

ITEM 2.   *PROPERTIES*

The Company's worldwide headquarters is located in Reading, Pennsylvania, U.S.A. Headquarters for our Americas and EMEA operations are located in Reading, Pennsylvania, U.S.A., and Zug, Switzerland, respectively. The following sets forth the Company's principal owned or leased facilities:

Region and Property Use	Motive Power	Energy Systems	Specialty	Shared[1]
Americas:				
Industrial[2]	3	7	2	2
Warehouse	6	3	3	5
APAC:				
Industrial[2]	—	1	—	3
EMEA:				
Industrial[2]	—	—	—	4
Total	9	11	5	14

(1) Certain properties are shared between the different segments
(2) Industrial includes manufacturing and assembly properties

We consider our plants and facilities, whether owned or leased, to be in satisfactory condition and adequate to meet the needs of our current businesses and projected growth. Information as to material lease commitments is included in Note 3—Leases to the Consolidated Financial Statements.

ITEM 3.   *LEGAL PROCEEDINGS*

From time to time, we are involved in litigation incidental to the conduct of our business. See Litigation and Other Legal Matters in Note 20—Commitments, Contingencies and Litigation to the Consolidated Financial Statements, which is incorporated herein by reference.

ITEM 4.   *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

The Company's common stock has been listed on the New York Stock Exchange under the symbol "ENS" since it began trading on July 30, 2004. Prior to that time, there had been no public market for our common stock.

Holders of Record

As of May 16, 2025, there were approximately 458 record holders of common stock of the Company. Because many of these shares are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of stockholders represented by these record holders.

Recent Sales of Unregistered Securities

During the fourth quarter of fiscal 2025, we did not issue any unregistered securities.

Dividends

During fiscal 2025, the Company's quarterly dividend was $0.225 per share in the first quarter and $0.24 in the second, third, and fourth quarter. The Company declared aggregate regular cash dividends of $0.945, $0.85, and $0.70 per share in each of the years ended March 31, 2025, March 31, 2024 and 2023 respectfully.

The Company anticipates that it will continue to pay quarterly cash dividends in the future. However, the payment and amount of future dividends remain within the discretion of the Board and will depend upon the Company's future earnings, financial condition, capital requirements, restrictions under existing or future credit facilities or debt and other factors. See "There can be no assurance that we will continue to declare cash dividends at all or in any particular amounts." Under Item 1A. Risk Factors for additional information.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table summarizes the number of shares of common stock we purchased from participants in our equity incentive plans, as well as repurchases of common stock authorized by the Board of Directors. As provided by the Company's equity incentive plans, (a) vested options outstanding may be exercised through surrender to the Company of option shares or vested options outstanding under the Company's equity incentive plans to satisfy the applicable aggregate exercise price (and any withholding tax) required to be paid upon such exercise and (b) the withholding tax requirements related to the vesting and settlement of equity awards may be satisfied by the surrender of shares of the Company's common stock.

Purchases of Equity Securities

Period	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may be purchased under the plans or programs[1][2][3]
December 30, 2024—January 31, 2025	—	$ —	—	$218,927,402
February 1—March 1, 2025	418,448	102.10	391,856	178,894,463
March 2—March 31, 2025	852	101.74	—	178,894,563
Total	419,300	$102.10	391,856	

(1) The Company's Board of Directors has authorized the Company to repurchase up to such number of shares as shall equal the dilutive effects of any equity based awards issued during such fiscal year under the 2017 Equity Incentive Plan and the 2023 Equity Incentive Plan and the number of shares exercised through stock option awards during such fiscal year, approximately $34.0 million.

(2) On March 9, 2022, the Company announced the establishment of a $150.0 million stock repurchase authorization, with no expiration date.

(3) On November 6, 2024, the Company announced the establishment of a $200.0 million stock repurchase authorization, with no expiration date.

STOCK PERFORMANCE GRAPH

The following graph compares the changes in cumulative total returns on EnerSys' common stock with the changes in cumulative total returns of the New York Stock Exchange Composite Index, a broad equity market index; and the Dow Jones US Electrical Components and Equipment index ("DJUSEC"). The Company determined that the DJUSEC index provides a publicly available index of industry peers with similar market capitalization.



*$100 invested on March 31, 2020 in stock or index, including reinvestment of dividends.

ITEM 6.   *[RESERVED]*

ITEM 7.   *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of our results of operations and financial condition for the fiscal years ended March 31, 2025 and 2024, should be read in conjunction with our audited Consolidated Financial Statements and the notes to those statements included in Item 8. Financial Statements and Supplementary Data, of this Annual Report on Form 10-K. Our discussion and analysis of our results of operations and financial condition for the fiscal years ended March 31, 2024 and 2023, has been omitted from this Form 10-K and can be found in Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended March 31, 2024. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, opinions, expectations, anticipations and intentions and beliefs. Actual results and the timing of events could differ materially from those anticipated in those forward-looking statements as a result of

a number of factors. See "Cautionary Note Regarding Forward-Looking Statements," "Business" and "Risk Factors," sections elsewhere in this Annual Report on Form 10-K. In the following discussion and analysis of results of operations and financial condition, certain financial measures may be considered "non-GAAP financial measures" under the SEC rules. These rules require supplemental explanation and reconciliation, which is provided in this Annual Report on Form 10-K.

EnerSys' management uses the non-GAAP measures, EBITDA and adjusted EBITDA, in its computation of compliance with loan covenants and adjusted EBITDA in evaluating its financial performance. These measures, as used by EnerSys, adjust net earnings determined in accordance with GAAP for interest, taxes, depreciation and amortization, and certain charges or credits as permitted by our credit agreements, that were recorded during the periods presented.

These non-GAAP disclosures have limitations as analytical tools, should not be viewed as a substitute for cash flow or operating earnings determined in accordance with GAAP, and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. This supplemental presentation should not be construed as an inference that the Company's future results will be unaffected by similar adjustments to operating earnings determined in accordance with GAAP.

Overview

EnerSys (the "Company," "we," or "us") is a world leader in stored energy solutions for industrial applications. We design, manufacture, and distribute energy systems solutions, and motive power batteries, specialty batteries, battery chargers, power equipment, battery accessories and outdoor equipment enclosure solutions to customers worldwide. Energy Systems, which combine power conversion, power distribution, energy storage, and enclosures, are used in the telecommunication, broadband, data center, and utility industries, uninterruptible power supplies, and numerous applications requiring stored energy solutions. Motive Power batteries and chargers are utilized in electric forklifts, automated guided vehicles ("AGVs"), and other industrial electric powered vehicles. Specialty batteries are used in aerospace and defense applications, large over-the-road trucks, premium automotive, portable power solutions for soldiers in the field, medical and security systems applications. New Ventures provides energy storage and management systems for demand charge reduction, utility back-up power, and dynamic fast charging for electric vehicles. We also provide aftermarket and customer support services to over 10,000 customers in more than 100 countries through a network of distributors, independent representatives, and our internal sales force around the world.

The Company's chief operating decision maker, or CODM (the Company's Chief Executive Officer), reviews financial information for purposes of assessing business performance and allocating resources, by focusing on the lines of business on a global basis. The Company excludes certain items that are not included in the segment performance as these are managed and viewed on a consolidated basis. The Company identifies the following as its four operating segments, based on lines of business:

- Energy Systems—uninterruptible power systems, or "UPS" applications for computer and computer-controlled systems, as well as telecommunications systems, switchgear and electrical control systems used in industrial facilities and electric utilities, large-scale energy storage and energy pipelines. Energy Systems also includes highly integrated power solutions and services to broadband, telecom, data center, and industrial customers, as well as thermally managed cabinets and enclosures for electronic equipment and batteries.

- Motive Power—power for electric industrial forklifts, AGVs other material handling equipment used in manufacturing, and warehousing operations, as well as equipment used in floor care, mining, rail and airport ground support applications.

- Specialty—premium starting, lighting and ignition applications in transportation, energy solutions for satellites, spacecraft, commercial aircraft, military, aircraft, submarines, ships, other tactical vehicles, defense applications and portable power solutions for soldiers in the field, as well as medical devices and equipment.

- New Ventures—energy storage and management systems for demand charge reduction, utility back-up power, and dynamic fast charging for electric vehicles.

We evaluate business segment performance based primarily upon operating earnings exclusive of highlighted items. Highlighted items are those that the Company deems are not indicative of ongoing operating results, including those charges that the Company incurs as a result of restructuring activities, impairment of goodwill and indefinite-lived intangibles and other assets, acquisition activities and those charges and credits that are not directly related to operating unit performance, such as significant legal proceedings, ERP system implementation, amortization of recently acquired intangible assets and tax valuation allowance changes, including those related to the adoption of the Tax Cuts and Jobs Act. Because these charges are not incurred as a result of ongoing operations, or are incurred as a result of a potential or previous acquisition, they are not as helpful a measure of the performance of our underlying business, particularly in light of their unpredictable nature and are difficult to forecast. All corporate and centrally incurred costs are allocated to the business segments based principally on net sales. We evaluate business segment cash flow and financial position performance based primarily upon capital expenditures and primary operating capital levels.

Our management structure, financial reporting systems, and associated internal controls and procedures, are all consistent with our four lines of business. We report on a March 31 fiscal year-end. Our financial results are largely driven by the following factors:

- global economic conditions and general cyclical patterns of the industries in which our customers operate;

- changes in our selling prices and, in periods when our product costs increase, our ability to raise our selling prices to pass such cost increases through to our customers;

- the extent to which we are able to efficiently utilize our global manufacturing facilities and optimize our capacity;

- the extent to which we can control our fixed and variable costs, including those for our raw materials, manufacturing, distribution and operating activities;

- changes in our level of debt and changes in the variable interest rates under our credit facilities; and

- the size and number of acquisitions and our ability to achieve their intended benefits.

Current Market Conditions

Economic Climate

Global economic conditions are mixed with the impacts from the uncertainty surrounding U.S. tariffs, elevated interest rates and heightened geopolitical tensions having various levels of impacts in the Americas, China and EMEA. On February 1, 2025, the U.S. signed an executive order, effective February 3, 2025, whereby the U.S. will apply additional tariffs on imported goods from Canada, Mexico, and China. Since this announcement, the tariffs to be applied to Canada and Mexico were suspended pending negotiations. Subsequent to our fiscal year end, on April 2, 2025, the U.S. imposed significant tariff increases on China and other countries. In May 2025, the U.S. administration lowered tariffs on China and announced tariff agreements with other countries such as the U.K. The impact of the U.S. tariffs and retaliatory actions by other countries have been and could be substantial. We are currently assessing the impacts these tariffs could have on our Company, including our supply chain and customers' response to these dynamic macro conditions. We believe that the international nature of our organizational structure, supply chain management and our ability to pass through increased costs will allow us to mitigate most of the financial impact of these shifting market conditions.

The war in Ukraine continues to have widespread economic repercussions, particularly in Europe. The ongoing Israel-Hamas conflict is disrupting stability in the Middle East, raising significant concerns about the potential for further escalation across the region. Inflation in North America, China and EMEA, while somewhat more controlled compared to the sharp increases in 2023, remains a challenge with some signs of cooling in the U.S. and Europe. Both the Federal Reserve and the European Central Bank (ECB) cut their main interest rates by 25 basis points in December, marking the third consecutive reduction in calendar year 2024 in both regions. In April 2025, the ECB cut their interest rates by an additional 25 basis points, while the U.S. Federal Reserve held rates steady in May 2025. While these are incrementally positive actions toward deflation, both economies continue to face uncertainties such as potential tariffs and policy changes from the U.S. presidential administration and potential global trade frictions, macroeconomic fragmentation and geopolitical tensions in the euro area. Recent policy actions in China signal a shift towards more proactive fiscal measures to stabilize consumption and support economic growth, but China's economy continues to face challenges from a weakened real estate market and declining exports.

The supply chain has been stabilizing since the second quarter of calendar year 2023. While some supply chain challenges and elevated costs remain, particularly for materials like copper and plastics, other costs, such as transportation, have returned to pre-COVID levels. However, the ongoing Israel-Hamas conflict have periodically disrupted some shipments in the Red Sea. As a result, some ocean freight costs and transit times may temporarily increase until shipping in the region returns to normal. Generally, our mitigation efforts and ongoing lean initiatives have tempered the impact of broad market challenges.

Volatility of Commodities and Foreign Currencies

Our most significant commodity and foreign currency exposures are related to lead and the euro, respectively. Historically, volatility of commodity costs and foreign currency exchange rates have caused large swings in our production costs. In the fiscal year 2025, we have experienced a range in lead prices from approximately $0.85 per pound to $1.00 per pound. Costs in some of our other raw materials such as steel, acid, separator paper and electronics have moderated since the middle of fiscal year 2024, but we have seen some price increases in other raw materials such as copper and steel since the beginning of fiscal year 2025.

Customer Pricing

Our selling prices increased over the last several years to offset the volatile cost of commodities. Approximately 25% of our revenue is subject to agreements that adjust pricing to a market-based index for lead. Customer pricing changes generally lag movements in lead prices and other costs by approximately six to nine months. In fiscal 2024 and 2025, customer pricing has increased due to certain commodity prices and other costs having increased throughout the year.

Commodity prices fluctuated in fiscal 2025 versus fiscal 2024 and it is difficult to predict with certainty whether commodity prices will be higher or lower in future years. In aggregate, selling prices were higher in fiscal 2025 versus fiscal 2024 to offset our cost increases and align with the value of our product offerings. Given the lag related to increasing our selling prices for inflationary cost increase, on average our selling prices should be higher in fiscal 2026 versus fiscal 2025. As we concentrate more on energy systems and non-lead chemistries, the emphasis on lead is expected to continue to decline.

Primary Operating Capital

As part of managing the performance of our business, we monitor the level of primary operating capital, and its ratio to net sales. We define primary operating capital as accounts receivable, plus inventories, minus accounts payable. The resulting net amount is divided by the trailing three month net sales (annualized) to derive a primary operating capital percentage. We believe these three elements included in primary operating capital are most operationally driven, and this performance measure provides us with information about the asset intensity

and operating efficiency of the business on a company-wide basis that management can monitor and analyze trends over time. Primary operating capital was $932.2 million (yielding a primary operating capital percentage of 23.9%) at March 31, 2025 and $852.9 million (yielding a primary operating capital percentage of 23.4%) at March 31, 2024. The primary operating capital percentage of 23.9% at March 31, 2025 is 50 basis points higher than that for March 31, 2024, and 280 basis points lower than that for March 31, 2023. The change in the ratio is primarily due to an increase primarily related to higher sales at the end of the current period. Additionally Bren-Tronics provided additional outstanding balances of accounts receivables and accounts for the increase to inventory. Accounts payable increased due to seasonality.

Primary Operating Capital and Primary Operating Capital percentages at March 31, 2025, 2024 and 2023 are computed as follows:

($ in Millions)	March 31, 2025	March 31, 2024	March 31, 2023
Accounts receivable, net	$ 597.9	$ 524.7	$ 637.8
Inventory, net	740.0	697.7	797.8
Accounts payable	(405.7)	(369.5)	(378.6)
Total primary operating capital	$ 932.2	$ 852.9	$1,057.0
Trailing 3 months net sales	$ 974.8	$ 910.7	$ 989.9
Trailing 3 months net sales annualized	$3,899.2	$3,642.8	$3,959.6
Primary operating capital as a % of annualized net sales	23.9 %	23.4 %	26.7 %

Liquidity and Capital Resources

We believe that our financial position is strong. We have substantial liquidity with $343 million of available cash and cash equivalents and available and undrawn, under all lines of credit of approximately $653 million at March 31, 2025 to cover short-term liquidity requirements and anticipated growth in the foreseeable future. The nominal amount of credit available is subject to a leverage ratio maximum of 4.0x EBITDA, as discussed in *Liquidity and Capital Resources.*

During the second quarter of fiscal 2023, the Company entered into a third amendment to the 2017 Credit Facility (as amended, the "Third Amended Credit Facility"). The Third Amended Credit Facility provided new incremental delayed-draw senior secured term loan up to $300 million (the "Third Amended Term Loan"), which was available to draw until March 15, 2023. During the fourth quarter of fiscal 2023, the Company drew $300 million in the form of the Third Amended Term Loan. The funds will mature on September 30, 2026, the same as the Company's Second Amended Term loan and Second Amended Revolver. In connection with the agreement, the Company incurred $1.2 million in third party administrative and legal fees recognized in interest expense and capitalized $1.1 million in charges from existing lenders as a deferred asset. Additionally, the Company derecognized the capitalized deferred asset and recognized the $1.1 million as a deferred financing costs.

During the fourth quarter of fiscal 2023, the Company entered into a fourth amendment to the 2017 Credit Facility (as amended, the "Fourth Amended Credit Facility"). The Fourth Amended Credit Facility replaces the London Interbank Offered Rate ("LIBOR") with the Secured Overnight Financing Rate ("SOFR") in the calculation of interest for both the Second Amended Revolver and the Second Amended Term Loan.

During the second quarter of fiscal 2022, we entered into a second amendment to the Amended Credit Facility (as amended, the "Second Amended Credit Facility"). As a result, the Second Amended Credit Facility, now scheduled to mature on September 30, 2026, consists of a $130.0 million senior secured term loan (the "Second Amended Term Loan"), a CAD 106.4 million ($84.2 million) term loan and an $850.0 million senior secured

revolving credit facility (the "Second Amended Revolver"). This amendment resulted in a decrease of the Amended Term Loan by $150.0 million and an increase of the Amended Revolver by $150.0 million.

On January 11, 2024, we issued $300 million in aggregate principal amount of our 6.625% Senior Notes due 2032 (the "2032 Notes"). Proceeds from this offering, net of debt issuance costs were $297.0 million and were utilized to pay down the Fourth Amended Credit Facility. We plan to use the remaining net proceeds for general corporate purposes, including to repay a portion of the outstanding borrowings under the revolving portion of its existing credit facility (without a reduction in commitment).

On December 23, 2024 and December 24, 2024 , the Company entered into cross-currency fixed interest rate swap contracts each with an aggregate notional amount of $150 million, maturing on June 15, 2028 and December 15, 2026, respectively.

During fiscal 2025, our operating cash flow provided cash of $260.3 million, compared to $457.0 million in the prior year. The change in the operating cash flows in fiscal 2025 was a result of effect from AMPC's (defined in Critical Accounting Policies and Estimates) recognized in the year and higher receivables relating to higher sales in March than the previous years and additional balances outstanding from Bren-Tronics.

In fiscal 2025 and 2024, we repurchased 1,568,292 and 1,002,415 shares of common stock for $154.0 million and $95.7 million, respectively. In fiscal 2023, we repurchased 358,365 shares of common stock for $22.9 million.

A substantial majority of the Company's cash and investments are held by foreign subsidiaries. The majority of that cash and investments is expected to be utilized to fund local operating activities, capital expenditure requirements and acquisitions. The Company believes that it has sufficient sources of domestic and foreign liquidity.

We believe that our strong capital structure and liquidity affords us access to capital for future capital expenditures, acquisition and stock repurchase opportunities and continued dividend payments.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1—Summary of Significant Accounting Policies to the Consolidated Financial Statements in Item 8. In preparing our financial statements, management is required to make estimates and assumptions that, among other things, affect the reported amounts in the Consolidated Financial Statements and accompanying notes. These estimates and assumptions are most significant where they involve levels of subjectivity and judgment necessary to account for highly uncertain matters or matters susceptible to change, and where they can have a material impact on our financial condition and operating performance. We discuss below the more significant estimates and related assumptions used in the preparation of our Consolidated Financial Statements. If actual results were to differ materially from the estimates made, the reported results could be materially affected.

Revenue Recognition

In accordance with ASC 606, we recognize revenue only when we have satisfied a performance obligation through transferring control of the promised good or service to a customer. The standard indicates that an entity must determine at contract inception whether it will transfer control of a promised good or service over time or satisfy the performance obligation at a point in time through analysis of the following criteria: (i) the entity has a present right to payment, (ii) the customer has legal title, (iii) the customer has physical possession, (iv) the customer has the significant risks and rewards of ownership and (v) the customer has accepted the asset. Our primary performance obligation to our customers is the delivery of finished goods and products, pursuant to purchase orders. Control of the products sold typically transfers to our customers at the point in time when the goods are shipped as this is also when title generally passes to our customers under the terms and conditions of our customer arrangements.

Management believes that the accounting estimates related to revenue recognition are critical accounting estimates because they require reasonable assurance of collection of revenue proceeds and completion of all performance obligations. Also, revenues are recorded net of provisions for sales discounts and returns, which are established at the time of sale. These estimates are based on our past experience. For additional information see Note 1 of Notes to the Consolidated Financial Statements.

Asset Impairment Determinations

We test for the impairment of our goodwill and indefinite-lived trademarks at least annually and whenever events or circumstances occur indicating that a possible impairment has been incurred.

We assess whether goodwill impairment exists using both qualitative and quantitative assessments. The qualitative assessment involves determining whether events or circumstances exist that indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If, based on this qualitative assessment, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, or if we elect not to perform a qualitative assessment, a quantitative assessment is performed to determine whether a goodwill impairment exists at the reporting unit.

We perform our annual goodwill impairment test on the first day of our fourth quarter for each of our reporting units based on the income approach, also known as the discounted cash flow ("DCF") method, which utilizes the present value of future cash flows to estimate fair value. We also use the market approach, which utilizes market price data of companies engaged in the same or a similar line of business as that of our company, to estimate fair value. A reconciliation of the two methods is performed to assess the reasonableness of fair value of each of the reporting units.

The future cash flows used under the DCF method are derived from estimates of future revenues, operating income, working capital requirements and capital expenditures, which in turn reflect our expectations of specific global, industry and market conditions. The discount rate developed for each of the reporting units is based on data and factors relevant to the economies in which the business operates and other risks associated with those cash flows, including the potential variability in the amount and timing of the cash flows. A terminal growth rate is applied to the final year of the projected period and reflects our estimate of stable growth to perpetuity. We then calculate the present value of the respective cash flows for each reporting unit to arrive at the fair value using the income approach and then determine the appropriate weighting between the fair value estimated using the income approach and the fair value estimated using the market approach. Finally, we compare the estimated fair value of each reporting unit to its respective carrying value in order to determine if the goodwill assigned to each reporting unit is potentially impaired. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Significant assumptions used include management's estimates of future growth rates, the amount and timing of future operating cash flows, capital expenditures, discount rates, as well as market and industry conditions and relevant comparable company multiples for the market approach. Assumptions utilized are highly judgmental, especially given the role technology plays in driving the demand for products in the telecommunications and aerospace markets.

Based on the results of the annual impairment test as of December 30, 2024, we determined that there was no goodwill impairment.

The indefinite-lived trademarks are tested for impairment by comparing the carrying value to the fair value based on current revenue projections of the related operations, under the relief from royalty method. Any excess

carrying value over the amount of fair value is recognized as impairment. Any impairment would be recognized in full in the reporting period in which it has been identified.

Based on the results of the annual impairment test as of December 30, 2024, we determined that there were no impairments to indefinite-lived trademarks. For additional information see Note 8 Notes to the Consolidated Financial Statements.

With respect to our other long-lived assets other than goodwill and indefinite-lived trademarks, we test for impairment when indicators of impairment are present. An asset is considered impaired when the undiscounted estimated net cash flows expected to be generated by the asset are less than its carrying amount. The impairment recognized is the amount by which the carrying amount exceeds the fair value of the impaired asset.

Business Combinations

We account for business combinations in accordance with ASC 805, Business Combinations. We recognize assets acquired and liabilities assumed in acquisitions at their fair values as of the acquisition date, with the acquisition-related transaction and restructuring costs expensed in the period incurred. Determining the fair value of assets acquired and liabilities assumed often involves estimates based on third-party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses and may include estimates of attrition, inflation, asset growth rates, discount rates, multiples of earnings or other relevant factors. In addition, fair values are subject to refinement for up to a year after the closing date of an acquisition. Adjustments recorded to the acquired assets and liabilities are applied prospectively.

Fair values are based on estimates using management's assumptions using future growth rates, future attrition of the customer base, discount rates, multiples of earnings or other relevant factors.

Any change in the acquisition date fair value of assets acquired and liabilities assumed may materially affect our financial position, results of operations and liquidity.

Litigation and Claims

From time to time, the Company has been or may be a party to various legal actions and investigations including, among others, employment matters, compliance with government regulations, federal and state employment laws, including wage and hour laws, contractual disputes and other matters, including matters arising in the ordinary course of business. These claims may be brought by, among others, governments, customers, suppliers and employees. Management considers the measurement of litigation reserves as a critical accounting estimate because of the significant uncertainty in some cases relating to the outcome of potential claims or litigation and the difficulty of predicting the likelihood and range of potential liability involved, coupled with the material impact on our results of operations that could result from litigation or other claims.

In determining legal reserves, management considers, among other inputs:

- interpretation of contractual rights and obligations;
- the status of government regulatory initiatives, interpretations and investigations;
- the status of settlement negotiations;
- prior experience with similar types of claims;
- whether there is available insurance coverage; and
- advice of outside counsel.

For certain matters, management is able to estimate a range of losses. When a loss is probable, but no amount of loss within a range of outcomes is more likely than any other outcome, management will record a liability based on the low end of the estimated range. Additionally, management will evaluate whether losses in excess of amounts accrued are reasonably possible, and will make disclosure of those matters based on an assessment of the materiality of those addition possible losses.

Environmental Loss Contingencies

Accruals for environmental loss contingencies (i.e., environmental reserves) are recorded when it is probable that a liability has been incurred and the amount can reasonably be estimated. Management views the measurement of environmental reserves as a critical accounting estimate because of the considerable uncertainty surrounding estimation, including the need to forecast well into the future. From time to time, we may be involved in legal proceedings under federal, state and local, as well as international environmental laws in connection with our operations and companies that we have acquired. The estimation of environmental reserves is based on the evaluation of currently available information, prior experience in the remediation of contaminated sites and assumptions with respect to government regulations and enforcement activity, changes in remediation technology and practices, and financial obligations and creditworthiness of other responsible parties and insurers.

Retirement Plans

We use certain economic and demographic assumptions in the calculation of the actuarial valuation of liabilities associated with our defined benefit plans. These assumptions include the discount rate, expected long-term rates of return on assets and rates of increase in compensation levels. Changes in these assumptions can result in changes to the pension expense and recorded liabilities. Management reviews these assumptions at least annually. We use independent actuaries to assist us in formulating assumptions and making estimates. These assumptions are updated periodically to reflect the actual experience and expectations on a plan-specific basis, as appropriate.

For benefit plans which are funded, we establish strategic asset allocation percentage targets and appropriate benchmarks for significant asset classes with the aim of achieving a prudent balance between return and risk. We set the expected long-term rate of return based on the expected long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this rate, we consider historical and expected returns for the asset classes in which the plans are invested, advice from pension consultants and investment advisors, and current economic and capital market conditions. The expected return on plan assets is incorporated into the computation of pension expense. The difference between this expected return and the actual return on plan assets is deferred and will affect future net periodic pension costs through subsequent amortization.

We believe that the current assumptions used to estimate plan obligations and annual expense are appropriate in the current economic environment. However, if economic conditions change materially, we may change our assumptions, and the resulting change could have a material impact on the Consolidated Statements of Income and on the Consolidated Balance Sheets.

Income Taxes

Our effective tax rate is based on pretax income and statutory tax rates available in the various jurisdictions in which we operate. We account for income taxes in accordance with applicable guidance on accounting for income taxes, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases on recorded assets and liabilities. Accounting guidance also requires that deferred tax assets be reduced by a valuation allowance, when it is more likely than not that a tax benefit will not be realized.

The recognition and measurement of a tax position is based on management's best judgment given the facts, circumstances and information available at the reporting date. We evaluate tax positions to determine whether the benefits of tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we recognize the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement in the financial statements. For tax positions that are not more likely than not of being sustained upon audit, we do not recognize any portion of the benefit in the financial statements. If the more likely than not threshold is not met in the period for which a tax position is taken, we may subsequently recognize the benefit of that tax position if the tax matter is effectively settled, the statute of limitations expires, or if the more likely than not threshold is met in a subsequent period.

We evaluate, on a quarterly basis, our ability to realize deferred tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

To the extent we prevail in matters for which reserves have been established, or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period could be materially affected.

Production Tax Credits Under the Inflation Reduction Act

We continue to evaluate the extent of benefits available to us pursuant to the IRA, which we expect will favorably impact our results of operations in future periods. We currently expect to qualify for the advanced manufacturing production credit (AMPC) under Section 45X of the IRC, which provides certain specified benefits for battery cells, battery modules manufactured or assembled in the United States and sold to third parties, as well for active electrode materials for such batteries. For eligible batteries the credit is equal to $35 multiplied by the capacity of such battery cell expressed on a kilowatt-hour basis. For eligible battery module the credit is equal to $10 multiplied by the capacity of such battery module expressed on a kilowatt-hour basis. For eligible electrode active material the credit is equal to 10% of the costs incurred with respect to the production of such materials.

During the year ended March 31, 2025 and March 31, 2024, we recognized $184.6 million and $136.4 million, respectively, of Section 45X credits as a reduction to "Cost of sales". There are currently several critical and complex aspects of the IRA. The uncertainty of changes to the current guidance could materially affect the benefits we have recognized and expect to recognize from the advanced manufacturing production credit. We will continue to evaluate the effects of IRA to the extent should more guidance is issued and the relevant implications to our Consolidated Financial Statements.

Results of Operations—Fiscal 2025 Compared to Fiscal 2024

The following table presents summary Consolidated Statements of Income data for fiscal year ended March 31, 2025, compared to fiscal year ended March 31, 2024:

	Fiscal 2025		Fiscal 2024		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Net sales	$3,617.6	100.0%	$3,581.8	100.0%	$ 35.8	1.0%
Cost of goods sold	2,521.5	69.7	2,578.8	72.0	(57.3)	(2.2)
Inventory adjustment relating to exit activities and step up to fair value relating to recent acquisitions	3.6	0.1	20.2	0.6	(16.6)	(82.1)
Gross profit	1,092.4	30.2	982.8	27.4	109.6	11.1
Operating expenses	608.7	16.8	589.6	16.5	19.1	3.2
Restructuring and other exit charges	14.4	0.4	28.1	0.8	(13.7)	(48.7)
Impairment of indefinite-lived intangibles	—	—	13.6	0.4	(13.6)	NM
Loss on assets held for sale	4.6	0.2	—	—	4.6	NM
Operating earnings	464.7	12.8	351.5	9.8	113.2	32.2
Interest expense	51.2	1.4	49.9	1.4	1.3	2.3
Other (income) expense, net	7.0	0.2	9.4	0.3	(2.4)	(25.9)
Earnings before income taxes	406.5	11.2	292.2	8.2	114.3	39.2
Income tax expense	42.8	1.2	23.1	0.6	19.7	85.6
Net earnings attributable to EnerSys stockholders	$ 363.7	10.0%	$ 269.1	7.5%	$ 94.6	35.2%

NM = not meaningful

Overview

Our sales in fiscal 2025 were $3.6 billion, a 1.0% increase from prior year's sales. This increase was due to a 2% increase in acquisitions, partially offset by a 1% decrease in foreign currency translation impact.

A discussion of specific fiscal 2025 versus fiscal 2024 operating results follows, including an analysis and discussion of the results of our reportable segments.

Net Sales

Segment sales

	Fiscal 2025		Fiscal 2024		Increase (Decrease)	
	In Millions	% Net Sales	In Millions	% Net Sales	In Millions	%
Energy Systems	$1,531.1	42.3%	$1,590.0	44.4%	$(58.9)	(3.7)%
Motive Power	1,484.1	41.0	1,456.2	40.6	27.9	1.9
Specialty	593.6	16.4	535.6	15.0	58.0	10.8
Other	8.8	0.3	—	—	8.8	NM
Total net sales	$3,617.6	100.0%	$3,581.8	100.0%	$ 35.8	1.0%

Net sales of our Energy Systems segment in fiscal 2025 decreased $58.9 million, or 3.7%, compared to fiscal 2024. This decrease was due to a 2% decrease in organic volume, a 1% decrease in foreign currency translation impact, and a 1% decrease in pricing. This decrease in sales was driven by a capital spending pause by our telecommunication and broadband customers at the end of fiscal 2024 that continued but improved throughout fiscal 2025, partially offset by stronger demand within the data center customers.

Net sales of our Motive Power segment in fiscal 2025 increased by $27.9 million, or 1.9%, compared to fiscal 2024. This increase was due to a 2% increase in organic volume and a 1% increase in pricing offset by a 1% decrease in foreign currency translation. We continue to benefit from increased volumes of our maintenance-free thin plate pure lead and lithium product sales mix.

Net sales of our Specialty segment in fiscal 2025 increased by $58.0 million, or 10.8%, compared to fiscal 2024. The increase was due to a 14% increase in acquisitions, offset by a 3% decrease in organic volume. This increase in sales was primarily driven by increased volumes in Aerospace and Defense including impacts from the Bren-Tronics acquisition, partially offset by decreased demand in OEM transportation customers in line with market cyclically.

Gross Profit

	Fiscal 2025		Fiscal 2024		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Gross profit	$1,092.4	30.2%	$982.8	27.4%	$109.6	11.1%

Gross profit increased $109.6 million or 11.1% in fiscal 2025 compared to fiscal 2024. Gross profit, as a percentage of net sales increased 280 basis points in fiscal 2025 compared to fiscal 2024. The increase in the gross profit margin in fiscal 2025 compared to the prior year reflects greater impact of IRC 45X benefits compared to the same periods in fiscal year 2024 as well as improved mix from higher margin maintenance-free sales and accretive impact of Bren-tronics margins. The additional IRC 45X benefits recognized in the period represent further revised IRS guidance expanding qualified products and a catch up adjustment relating to prior periods.

Operating Items

	Fiscal 2025		Fiscal 2024		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Operating expenses	$608.7	16.8%	$589.6	16.5%	$ 19.1	3.2%
Restructuring, exit and other charges	14.4	0.4	28.1	0.8	(13.7)	(48.7)
Impairment of indefinite-lived intangibles	—	—	13.6	0.4	(13.6)	NM
Loss on assets held for sale	4.6	0.2	—	—	4.6	NM

Operating Expenses

Operating expenses increased $19.1 million or 3.2% in fiscal 2025 from fiscal 2024 and increased as a percentage of net sales by 30 basis points. The increases are primarily a result of the Bren-Tronics acquisition, increased investment in Fast Charge and Storage, and other payroll costs net of Energy Systems's cost savings.

Selling expenses, our main component of operating expenses, decreased $9.4 million or 4.1% in fiscal 2025 compared to fiscal 2024. The decrease in selling expenses as a percentage of sales in the current quarter is a result of our cost reduction initiatives in Energy Systems during the fiscal year.

Restructuring, exit and other charges

Exit Charges

Fiscal 2024 Programs

Renewables

On November 8, 2023, the Company's Board of Directors approved a plan to stop production and operations of residential renewable energy products, which include our OutBack and Mojave brands. Management determined that residential renewable energy products no longer fit with the Company's core strategy and resources will be better allocated toward commercial energy solutions for enterprise customers. The Company currently estimates that the total charges for these actions will amount to approximately $24.5 million. Non-cash charges for inventory and fixed assets write offs, and impairment of an indefinite-lived intangible asset are estimated to be $23.6 million, and cash charges for employee severance and retention payments are estimated to be $0.9 million. The plan was completed as the end of fiscal 2025.

During fiscal 2024, the Company recorded non-cash charges totaling $0.6 million primarily related to fixed assets and cash charges of $0.7 million related to severance costs. The Company also recorded a non-cash write off relating to inventories of $17.1 million, which was reported in cost of goods sold, and impairment of indefinite lived intangible assets of $6.0 million.

During fiscal 2025, the Company recorded non-cash charges totaling $0.3 million related to fixed asset write offs and inventories of $0.3 million.

Spokane

On November 8, 2023, the Company committed to a plan to close its facility in Spokane, Washington, which primarily manufactures enclosure systems for telecommunications and related end markets. Management determined that existing manufacturing locations have the capacity to satisfy demand for these products and will execute more efficient distribution to customers. The Company currently estimates that the total charges for these actions will amount to approximately $3.6 million relating to $1.4 million in cash charges for employee severance, and non-cash charges of $2.2 million relating to fixed assets, facility lease, and inventory. The majority of the charges were incurred in fiscal 2024.

During fiscal 2024, the Company recorded cash charges of $1.3 million primarily related to severance costs and non-cash charges totaling $2.1 million related to lease right of use asset and fixed asset write offs.

Fiscal 2023 Programs

Sylmar

In November 2022, the Company committed to a plan to close its facility in Sylmar, California, which manufactures specialty lithium batteries for aerospace and medical applications. Management determined to close the site upon the expiration of its lease on the property and to redirect production through consolidation into existing locations. The Company currently estimates total charges in the exit to amount to $13.7 million. Cash charges are estimated to total $9.7 million primarily relating to severance and other costs to leave the site. Non-cash charges are estimated to be $3.9 million relating to fixed assets, inventory, and contract assets. The plan was substantially complete as the end of fiscal 2024.

During fiscal 2023, the Company recorded $1.7 million primarily related to severance costs and non-cash charges totaling $0.4 million primarily relating to contract assets.

During fiscal 2024, the Company recorded cash charges of $7.2 million primarily related to severance costs, relocation expenses, and manufacturing variances and non-cash charges totaling $0.4 million. The Company also recorded a non-cash write off relating to inventories of $3.1 million, which was reported in cost of goods sold.

During fiscal 2025, The Company recorded cash charges of $0.9 million primarily related to relocation costs.

Ooltewah

In June, 2022, the Company committed to a plan to close its facility in Ooltewah, Tennessee, which produced flooded motive power batteries for electric forklifts. Management determined that future demand for traditional motive power flooded cells will decrease as customers transition to maintenance free product solutions in lithium and TPPL. The Company currently estimates that the total charges for these actions will amount to approximately $18.5 million. Cash charges for employee severance related payments, cleanup related to the facility, contractual releases and legal expenses are estimated to be $9.2 million and non-cash charges from inventory and fixed asset write-offs are estimated to be $9.3 million. These actions will result in the reduction of approximately 165 employees. The majority of these charges were recorded by the end of fiscal 2024.

During fiscal 2023, the Company recorded cash charges relating primarily to severance and manufacturing variances of $2.8 million and non-cash charges of $7.3 million relating to fixed asset write-offs. The Company also recorded a non-cash write-off relating to inventories of $1.6 million, which was reported in cost of goods sold.

During fiscal 2024, the Company recorded cash charges relating to site cleanup and decommissioning equipment of $4.4 million.

During fiscal 2025, the Company recorded $0.5 million cash charges relating to site cleanup.

Fiscal 2021 Programs

Hagen, Germany

In fiscal 2021, we committed to a plan to close substantially all of our facility in Hagen, Germany, which produces flooded motive power batteries for forklifts. Management determined that future demand for the motive power batteries produced at this facility was not sufficient, given the conversion from flooded to maintenance free batteries by customers, the existing number of competitors in the market, as well as the near term decline in demand and increased uncertainty from the pandemic. We plan to retain the facility with limited sales, service and administrative functions along with related personnel for the foreseeable future.

We currently estimate that the total charges for these actions will amount to approximately $60.0 million, the majority of which were recorded by the end of calendar 2021. Cash charges of approximately $40.0 million are primarily for employee severance related payments, but also include payments for cleanup related to the facility, contractual releases and legal expenses. Non-cash charges from inventory and equipment write-offs are estimated to be $20.0 million. These actions resulted in the reduction of approximately 200 employees.

During fiscal 2021, the Company recorded charges relating to severance of $23.3 million and $7.9 million primarily relating to fixed asset write-offs.

During fiscal 2022, the Company recorded cash charges, primarily relating to severance of $8.1 million and non-cash charges of $3.5 million primarily relating to fixed asset write-offs. The Company also recorded a non-cash write off relating to inventories of $1.0 million, which was reported in cost of goods sold.

During fiscal 2023, the Company recorded cash charges of $2.2 million relating primarily to site cleanup and $0.6 million of non-cash charges relating to accelerated depreciation of fixed assets.

During fiscal 2024, the Company recorded cash charges of $2.1 million relating primarily to site cleanup and $0.5 million of non-cash charges relating to accelerated depreciation of fixed assets.

During fiscal 2025, the Company recorded cash charges of $3.6 million relating primarily to site cleanup and $0.6 million of non-cash charges relating to accelerated depreciation of fixed assets.

Impairment of indefinite-lived intangibles

During fiscal 2025 there were no charges related to impairment of indefinite-lived trademarks. During 2024, the Company recorded non-cash charges of $13.6 million, related to impairment of indefinite-lived trademarks. Management completed its evaluation of key inputs used to estimate the fair value of its indefinite-lived trademarks and determined that an impairment charge was appropriate.

Operating Earnings

Operating earnings by segment were as follows:

	Fiscal 2025		Fiscal 2024		Increase (Decrease)	
	In Millions	As % Net Sales[1]	In Millions	As % Net Sales[1]	In Millions	%
Energy Systems	$103.2	6.7%	$ 87.0	5.5%	$ 16.2	18.7%
Motive Power	232.8	15.7	214.6	14.7	18.2	8.4
Specialty	37.0	6.2	31.4	5.9	5.6	17.8
Corporate and other[2]	155.1	4.3	117.2	3.3	37.9	32.3
Subtotal	528.1	14.6	450.2	12.6	77.9	17.3
Inventory adjustment relating to exit activities—Energy Systems	(0.3)	—	(17.1)	(1.1)	16.8	(98.4)
Inventory adjustment relating to exit activities and step up to fair value relating to recent acquisitions—Specialty	(3.3)	(0.6)	(3.1)	(0.6)	(0.2)	7.7
Restructuring and other exit charges—Energy Systems	(6.0)	(0.4)	(8.9)	(0.6)	2.9	(32.2)
Restructuring and other exit charges—Motive Power	(5.7)	(0.4)	(11.6)	(0.8)	5.9	(51.1)
Restructuring and other exit charges—Specialty	(2.7)	(0.5)	(7.6)	(1.4)	4.9	(64.1)
Loss on assets held for sale—Motive Power	(4.6)	(0.3)	—	—	(4.6)	NM
Total Amortization—Energy Systems	(23.6)	(1.5)	(24.5)	(1.5)	0.9	(3.6)
Total Amortization—Motive Power	(0.7)	—	(0.7)	—	—	NM
Total Amortization—Specialty	(7.5)	(1.3)	(2.8)	(0.5)	(4.7)	NM
Impairment of indefinite-lived intangibles—Energy Systems	—	—	(13.6)	(0.9)	13.6	NM
Legal proceedings charge, net—Energy Systems	—	—	(3.7)	(0.2)	3.7	NM
Acquisition expense—Motive Power	—	—	(0.2)		0.2	NM
Acquisition expense—Specialty	(2.5)	(0.4)	—	—	(2.5)	NM
Integration costs—Energy Systems	0.1	—	(0.4)	—	0.5	NM
Integration costs—Specialty	(4.1)	(0.7)	—	—	(4.1)	NM
Other—Energy Systems	(0.7)	(0.1)	(3.3)	(0.2)	2.6	(65.4)
Other—Motive Power	(1.7)	(0.1)	(0.9)	(0.1)	(0.8)	85.8
Other—Specialty	(0.1)	—	(0.3)	(0.1)	0.2	(62.7)
Total operating earnings	$464.7	12.8%	$351.5	9.8%	$113.2	32.2%

NM = not meaningful
(1) The percentages shown for the segments are computed as a percentage of the applicable segment's net sales; Corporate and other is computed based on total consolidated net sales.
(2) Corporate and other includes amounts managed on a company-wide basis and not directly allocated to any reportable segments, primarily relating to IRA production tax credits. Also, included are start-up costs for exploration and construction of a new lithium plant as well as sales and expenses from the New Ventures operating segment.

Operating earnings increased $113.2 million or 32.2% in fiscal 2025, compared to fiscal 2024. Operating earnings, as a percentage of net sales, increased 300 basis points in fiscal 2025, compared to fiscal 2024.

The Energy Systems operating earnings percentage of net sales increased 120 basis points in fiscal 2025 compared to fiscal 2024. The increase in operating earnings is as a result of lower operating expenses from restructuring programs and growth in our data center business.

The Motive Power operating earnings as a percentage of net sales increased 100 basis points in fiscal 2025 compared to fiscal 2024. This increase was driven by significant pricing and mix gains partially offset by higher operating expenses.

Specialty operating earnings percentage of net sales increased 30 basis points in fiscal 2025 compared to fiscal 2024. This increase was primarily a result of softer transportation volume that more than offset the accretive benefit of the Bren-Tronics acquisition and continued strength in aerospace & defense end-markets.

Interest Expense

	Fiscal 2025		Fiscal 2024		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Interest expense	$51.2	1.4%	$49.9	1.4%	$1.3	2.3%

Interest expense of $51.2 million in fiscal 2025 (net of interest income of $3.1 million) was $1.3 million higher than the $49.9 million in fiscal 2024 (net of interest income of $3.2 million).

Our average debt outstanding was $1.1 billion in fiscal 2025, compared to our average debt outstanding of $977.7 million in fiscal 2024. Our average cash interest rate incurred in fiscal 2025 and fiscal 2024 was 4.3% and 4.9%, respectively. The increase in interest expense in fiscal 2025 compared to fiscal 2024 is slightly higher borrowing levels.

The Company capitalized $4.1 million in debt issuance costs in connection with the 2032 Senior Notes and wrote off $0.8 million in issuance costs relating to our Second and Third Amended Term Loans. Included in interest expense were non-cash charges related to amortization of deferred financing fees of $1.9 million and $1.7 million in fiscal 2025 and fiscal 2024, respectively.

Other (Income) Expense, Net

	Fiscal 2025		Fiscal 2024		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Other (income) expense, net	$7.0	0.2%	$9.4	0.3%	$(2.4)	(25.9)%

NM = not meaningful

Other (income) expense, net was expense of $7.0 million in fiscal 2025 compared to expense of $9.4 million in fiscal 2024. Foreign currency impact resulted in a gain of $3.3 million in fiscal 2025 compared to a foreign

currency gain of $6.1 million in fiscal 2024. Cost of funds associated with our asset securitization totaled $8.7 million fiscal 2025 compared to $8.8 million in fiscal 2024.

Earnings Before Income Taxes

	Fiscal 2025		Fiscal 2024		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Earnings before income taxes	$406.5	11.2%	$292.2	8.2%	$114.3	39.2%

As a result of the factors discussed above, fiscal 2025 earnings before income taxes were $406.5 million, an increase of $114.3 million or 39.2% compared to fiscal 2024.

Income Tax Expense

	Fiscal 2025		Fiscal 2024		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Income tax expense	$42.8	1.2%	$23.1	0.6%	$19.7	85.6%
Effective tax rate	10.5%		7.9%		2.6%	

Our effective income tax rate with respect to any period may be volatile based on the mix of income in the tax jurisdictions in which we operate and the amount of our consolidated income before taxes.

The Organization for Economic Co-operation and Development (OECD) has a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar 2), with certain aspects of Pillar 2 effective for taxable years beginning after December 31, 2023. While it is uncertain whether the U.S. will enact legislation to adopt Pillar 2, certain countries in which we operate have adopted legislation, and other countries are in the process of introducing legislation to implement Pillar 2. The impact to the Company is not material in the current year.

On August 26, 2024, the U.S. Tax Court issued a ruling in Varian Medical Systems, Inc. v. Commissioner ("Varian"). The ruling related to the U.S. taxation of deemed foreign dividends in the transition tax of the Tax Cuts and Jobs Act ("Tax Act") which was originally recorded in fiscal 2018. The impact of the enacted legislation and ruling is included in our fiscal year results. The Company will continue to monitor and evaluate as new legislation and guidance is issued.

In fiscal 2025 the Company entered into a cost sharing arrangement and platform contribution transaction ("IP Transaction") related to certain intellectual property between the EnerSys U.S. and a Swiss subsidiary. Although the transaction between consolidated entities did not result in any gain in the consolidated statement of operations, the Company recorded a net tax expense of approximately $2.5 million primarily due to the difference in the tax rate between the US and Switzerland. The net expense represents the tax recognized by the selling jurisdiction offset by the value of future tax deductions for amortization of the assets in the acquiring jurisdiction.

The Company's income tax provision consists of federal, state and foreign income taxes. The effective income tax rate was 10.5% in fiscal 2025 compared to the fiscal 2024 effective income tax rate of 7.9%. The rate increase in fiscal 2025 compared to fiscal 2024 is primarily due to the impact of Pillar 2, IP Transaction, and mix of earnings among tax jurisdictions offset by the impact of *Varian*.

The fiscal 2025 foreign effective income tax rate was 0.1% on foreign pre-tax income of $205.0 million compared to an effective income tax rate of 13.8% on foreign pre-tax income of $193.0 million in fiscal 2024. For both fiscal 2025 and fiscal 2024, the difference in the foreign effective tax rate versus the U.S. statutory rate of 21% is primarily attributable to lower tax rates in the foreign countries in which we operate. The rate decrease in fiscal 2025 compared to fiscal 2024 is primarily due the IP Transaction offset by changes in mix of earnings among tax jurisdictions.

Liquidity and Capital Resources

Cash Flow and Financing Activities

Cash and cash equivalents at March 31, 2025, 2024 and 2023, were $343.1 million, $333.3 million and $346.7 million, respectively.

Cash provided by operating activities for fiscal 2025 was $260.3 million. Cash provided by operating activities for 2024 was $457.0 million and cash used by operating activities in 2023 was $279.9 million.

During fiscal 2025, accounts receivable increased or used cash of $81.8 million due to higher sales in March and additional outstanding balances from Bren-Tronics as compared to the prior year. Accounts payable increased or provided cash of $36.6 million, Inventory decreased or provided cash of $1.3 million. Net earnings were $363.7 million, depreciation and amortization $100.9 million, provision for deferred taxes $31.9 million, stock-based compensation $27.8 million, and non-cash charges for losses on assets held for sale of $4.6 million. Prepaid and other current assets increased by $220.0 million, primarily from an increase of $192.1 million of prepaid taxes, $16.3 million of contract assets, $12.8 million in other prepaid expenses, such as insurance and other advances, offset by a decrease of $1.2 million of other current assets. Accrued expenses provided funds of $54.4 million primarily from increases of $44.5 for increases of income tax payable and by increases to accrued interest net of payments of $6.4, accrued warranty of $6.0 million, and payroll related accruals of $4.7 million, partially offset by a $7.3 decrease in miscellaneous accruals.

During fiscal 2024, accounts receivable decreased or provided cash of $108.6 million due to lower sales and strong collection efforts. Inventory decreased or provided cash of $75.6 million due to lower sales. Accounts payable decreased or used cash of $15.1 million. Net earnings were $269.1 million, depreciation and amortization $92.0 million, stock-based compensation $30.6 million, non-cash charges relating to exit charges of $24.2 million, primarily relating to the Renewables, Spokane, and Sylmar plant closures, non-cash interest of $2.5 million, and non-cash charges for impairment of indefinite-lived intangibles of $13.6 million. Prepaid and other current assets increased by $112.7 million, primarily from an increase of $93.8 million of prepaid taxes, $6.6 million of contract assets, as well as an increase of $12.3 million in other prepaid expenses, such as insurance and other advances. Accrued expenses used funds of $8.3 million primarily from decreases of $15.3 for payment of taxes and $10.4 million of contract liabilities partially offset by increases to payroll related accruals of $4.0 million, warranty of $4.5 million, and $8.9 million relating to miscellaneous accruals.

During fiscal 2023, accounts receivable decreased or provided cash of $67.6 million due to sale of $150.0 million accounts receivable under the RPA entered into December 21, 2022. Inventory increased or used cash of $96.4 million. All components of inventory increased due to strategic investment, supply chain delays, new products and higher inventory costs from higher raw material costs, manufacturing, and to address the high backlog of customer orders. Accounts payable decreased or used cash of $4.2 million due to timing of payments for strategic inventory. Net earnings were $175.8 million, depreciation and amortization $91.2 million, stock-based compensation, $26.4 million, non-cash charges relating to exit charges of $8.9 million, primarily relating to the Ooltewah and Sylmar plant closures, exiting our operations in Russia following the conflict in Ukraine, non-cash interest of $2.0 million, and non-cash charges for impairment of indefinite-lived intangibles of $0.5 million. Prepaid and other current assets provided funds of $23.7 million, primarily from an increase of $10.8 million of contract assets, as well as an increase of $12.9 million in other prepaid expenses, such as taxes,

insurance and other advances. Accrued expenses provided funds of $5.7 million primarily from increases to contract liabilities of $6.3 million, freight of $2.4 million, warranties of $2.2 million, and other miscellaneous accruals of $5.2 million partially offset by decreases to tax related liabilities of $7.8 million, including the decrease in income taxes payable of $17.3 million related to the IRA production credits, and interest payments net of accruals of $3.2 million.

Cash used in investing activities for fiscal 2025, 2024 and 2023 was $336.4 million, $92.5 million and $44.8 million, respectively.

During fiscal 2025 we had $206.4 million related to the acquisition of Bren-Tronics. In fiscal 2024 we had $8.3 million related to the acquisition of Industrial Battery and Charger Services Limited (IBCS). In fiscal 2023, we did not make any acquisitions.

Capital expenditures were $121.0 million, $86.4 million and $88.8 million in fiscal 2025, 2024 and 2023, respectively.

In fiscal 2025, we received $1.9 million in proceeds from disposal of property, plant, and equipment, and a cash outflow of $10.9 million related to investments in equity securities. In fiscal 2024, we received $2.2 in proceeds from the disposal of property, plant, and equipment. In fiscal 2023, we received proceeds from termination of a net investment hedge of $43.4 million.

Financing activities provided cash of $90.3 million in fiscal 2025. We borrowed $650 million under the Second Amended Revolver and repaid $370.0 million of the Second Amended Revolver. Net repayments on short-term debt were $0.3 million. Payment of cash dividends to our stockholders were $37.5 million, treasury stock open market purchases were $154.0 million, and payment of taxes related to net share settlement of equity awards were $8.0 million. We received proceeds from stock options of $9.5 million.

Financing activities used cash of $370.6 million in fiscal 2024. During fiscal 2024, the Company issued $300 million in Senior Notes, due January 15, 2032. The proceeds from Senior Notes were used to pay down our second and third amended term loans in the amount of $293.9. Additionally, we borrowed $182.5 million under the Second Amended Revolver and repaid $427.5 million of the Second Amended Revolver. Net repayments on short-term debt were $0.2 million. Payment of cash dividends to our stockholders were $34.5 million, treasury stock open market purchases were $95.7 million, and payment of taxes related to net share settlement of equity awards were $9.2 million. Proceeds from stock options were $10.8 million, and payments for financing costs for debt modification were $4.1 million.

Financing activities used cash of $270.5 million in fiscal 2023. During fiscal 2023, we entered into the Third Amended Credit Facility providing additional borrowing through the Third Amended Term Loan. The proceeds of $300.0 million from the new Third Amended Term Loan were used to repay our 2023 Senior notes for the same amount. Additionally, we borrowed $310.5 million under the Second Amended Revolver and repaid $500.5 million of the Second Amended Revolver and $5.2 million of the Second Amended Term loan. Net repayments on short-term debt were $21.7 million. Payment of cash dividends to our stockholders were $28.5 million, treasury stock open market purchases were $22.9 million, and payment of taxes related to net share settlement of equity awards were $6.4 million. Proceeds from stock options were $4.4 million, and payments for financing costs for debt modification were $1.1 million.

Currency translation had a negative impact of $4.4 million on our cash balance in the twelve months of fiscal 2025 compared to the negative impact of $7.3 million in the twelve months of fiscal 2024. In the twelve months of fiscal 2025, principal currencies in which we do business such as the Swiss Franc, Polish zloty, Euro, and British pound generally strengthened versus the U.S. dollar.

As a result of the above, total cash and cash equivalents increased by $9.8 million from $333.3 million at March 31, 2024 to $343.1 million at March 31, 2025.

In addition to cash flows from operating activities, we had available committed and uncommitted credit lines of approximately $652.6 million at March 31, 2025 to cover short-term liquidity requirements. Our Fourth Amended Credit Facility is committed through September 30, 2026, as long as we continue to comply with the covenants and conditions of the credit facility agreement.

Compliance with Debt Covenants

All obligations under our Fourth Amended Credit Facility are secured by, among other things, substantially all of our U.S. assets. The Fourth Amended Credit Facility contains various covenants which, absent prepayment in full of the indebtedness and other obligations, or the receipt of waivers, limit our ability to conduct certain specified business transactions, buy or sell assets out of the ordinary course of business, engage in sale and leaseback transactions, pay dividends and take certain other actions. There are no prepayment penalties on loans under this credit facility.

We are in compliance with all covenants and conditions under our Fourth Amended Credit Facility and Senior Notes. We believe that we will continue to comply with these covenants and conditions, and that we have the financial resources and the capital available to fund the foreseeable organic growth in our business and to remain active in pursuing further acquisition opportunities. See Note 11 to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements during any of the periods covered by this report.

Contractual Obligations and Commercial Commitments

At March 31, 2025, we had certain cash obligations, which are due as follows:

	Total	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
			(in millions)		
Debt obligations	$1,090.0	$ —	$790.0	$ —	$300.0
Short-term debt	28.5	28.5	—	—	—
Interest on debt[1]	264.5	62.4	99.2	47.3	55.6
Operating leases	105.0	27.2	44.8	22.4	10.6
Pension benefit payments and profit sharing	35.7	2.6	5.5	7.5	20.1
Purchase commitments	21.5	21.5	—	—	—
Total	$1,545.2	$142.2	$939.5	$77.2	$386.3

(1) Interest payments for variable rate debt was calculated using the current applicable rate.

Due to the uncertainty of future cash outflows, uncertain tax positions have been excluded from the above table.

Under our Fourth Amended Credit Facility and other credit arrangements, we had outstanding standby letters of credit of $5.6 million as of March 31, 2025.

Credit Facilities and Leverage

During the second quarter of fiscal 2022, we entered into a second amendment to the Amended Credit Facility (as amended, the "Second Amended Credit Facility"). As a result, the Second Amended Credit Facility, now

scheduled to mature on September 30, 2026, consists of a $130.0 million senior secured term loan (the "Second Amended Term Loan"), a CAD 106.4 million ($84.2 million) term loan and an $850.0 million senior secured revolving credit facility (the "Second Amended Revolver"). This amendment resulted in a decrease of the Amended Term Loan by $150.0 million and an increase of the Amended Revolver by $150.0 million.

During the second quarter of fiscal 2023, the Company entered into a third amendment to the 2017 Credit Facility (as amended, the "Third Amended Credit Facility"). The Third Amended Credit Facility provided new incremental delayed-draw senior secured term loan up to $300 million (the "Third Amended Term Loan"), which was available to draw until March 15, 2023. During the fourth quarter, the Company drew $300 million in the form of the Third Amended Term Loan. The funds will mature on September 30, 2026, the same as the Company's Second Amended Term loan and Second Amended Revolver. In connection with the agreement, the Company incurred $1.2 million in third party administrative and legal fees recognized in interest expense and capitalized $1.1 million in charges from existing lenders as a deferred asset. Additionally, the Company derecognized the capitalized deferred asset and recognized the $1.1 million as a deferred financing costs.

During the fourth quarter of fiscal 2023, the Company entered into a fourth amendment to the 2017 Credit Facility (as amended, the "Fourth Amended Credit Facility"). The Fourth Amended Credit Facility replaces the London Interbank Offered Rate ("LIBOR") with the Secured Overnight Financing Rate ("SOFR") in the calculation of interest for both the Second Amended Revolver and the Second Amended Term Loan.

On January 11, 2024, we issued $300 million in aggregate principal amount of our 6.625% Senior Notes due 2032 (the "2032 Notes"). Proceeds from this offering, net of debt issuance costs were $297.0 million and were utilized to pay down the Fourth Amended Credit Facility. We used the remaining net proceeds for general corporate purposes, including prepayments of outstanding balances of our Fourth Amended Credit Facility.

On December 23, 2024 and December 24, 2024 , the Company entered into cross-currency fixed interest rate swap contracts each with an aggregate notional amount of $150 million, maturing on June 15, 2028 and December 15, 2026, respectively.

Shown below are the leverage ratios at March 31, 2025 and 2024, in connection with the Fourth Amended Credit Facility.

The total net debt, as defined under the Fourth Amended Credit Facility is $781.1 million for fiscal 2025 and is 1.3 times adjusted EBITDA (non-GAAP), compared to total net debt of $511.1 million and 1.0 times adjusted EBITDA (non-GAAP) for fiscal 2024.

The following table provides a reconciliation of net earnings to EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP) for March 31, 2025 and 2024, in connection with the Second Amended Credit Facility:

	Fiscal 2025	Fiscal 2024
	(in millions, except ratios)	
Net earnings as reported	$ 363.7	$ 269.1
Add back:		
Depreciation and amortization	100.9	92.0
Interest expense	51.1	49.9
Income tax expense	42.8	23.1
EBITDA (non GAAP)[1]	$ 558.5	$ 434.1
Adjustments per credit agreement definitions[2]	56.2	85.8
Adjusted EBITDA (non-GAAP) per credit agreement[1]	$ 614.7	$ 519.9
Total net debt[3]	$ 781.1	$ 511.1
Leverage ratios[4]:		
Total net debt/adjusted EBITDA ratio	1.3X	1.0X
Maximum ratio permitted	4.00X	4.00X
Consolidated interest coverage ratio[5]	12.5X	11.0X
Minimum ratio required	3.0X	3.0X

(1) We have included EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP) because our lenders use them as key measures of our performance. EBITDA is defined as earnings before interest expense, income tax expense, depreciation and amortization. EBITDA is not a measure of financial performance under GAAP and should not be considered an alternative to net earnings or any other measure of performance under GAAP or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Our calculation of EBITDA may be different from the calculations used by other companies, and therefore comparability may be limited. Certain financial covenants in our Fourth Amended Credit Facility are based on EBITDA, subject to adjustments, which are shown above. Continued availability of credit under our Fourth Amended Credit Facility is critical to our ability to meet our business plans. We believe that an understanding of the key terms of our credit agreement is important to an investor's understanding of our financial condition and liquidity risks. Failure to comply with our financial covenants, unless waived by our lenders, would mean we could not borrow any further amounts under our revolving credit facility and would give our lenders the right to demand immediate repayment of all outstanding revolving credit and term loans. We would be unable to continue our operations at current levels if we lost the liquidity provided under our credit agreements. Depreciation and amortization in this table excludes the amortization of deferred financing fees, which is included in interest expense.

(2) The $56.2 million adjustment to EBITDA in fiscal 2025 primarily related to $27.8 million of non-cash stock compensation, $22.0 million of restructuring and other exit charges, impairment of indefinite-lived intangibles and write-down of other current assets of $5.5 million. The $85.8 million adjustment to EBITDA in fiscal 2024 primarily related to $30.6 million of non-cash stock compensation, $40.7 million of restructuring and other exit charges, impairment of indefinite-lived intangibles and write-down of other current assets of $13.6 million.

(3) Debt includes finance lease obligations and letters of credit and is net of all U.S. cash and cash equivalents and foreign cash and investments, as defined in the Fourth Amended Credit Facility. In fiscal 2025, the amounts deducted in the calculation of net debt were U.S. cash and cash equivalents and foreign cash investments of $343.1 million, and in fiscal 2024, were $333.3 million.

(4) These ratios are included to show compliance with the leverage ratios set forth in our credit facilities. We show both our current ratios and the maximum ratio permitted or minimum ratio required under our Fourth Amended Credit Facility, for fiscal 2025 and fiscal 2024, respectively.

(5) As defined in the Second Amended Credit Facility, interest expense used in the consolidated interest coverage ratio excludes non-cash interest of $1.9 million and $2.5 million for fiscal 2025 and fiscal 2024, respectively.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

See Note 1 to the Consolidated Financial Statements—Summary of Significant Accounting Policies for a description of certain recently issued accounting standards that were adopted or are pending adoption that could have a significant impact on our Consolidated Financial Statements or the Notes to the Consolidated Financial Statements.

Related Party Transactions

None.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

Our cash flows and earnings are subject to fluctuations resulting from changes in raw material costs, foreign currency exchange rates and interest rates. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. Our policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives. We monitor our underlying market risk exposures on an ongoing basis and believe that we can modify or adapt our hedging strategies as needed.

Counterparty Risks

We have entered into lead forward purchase contracts, foreign exchange forward and purchased option contracts and cross currency fixed interest rate swaps to manage the risk associated with our exposures to fluctuations resulting from changes in raw material costs, foreign currency exchange rates and interest rates. The Company's agreements are with creditworthy financial institutions. Those contracts that result in a liability position at March 31, 2025 are $34.0 million (pre-tax). Those contracts that result in an asset position at March 31, 2025 are $2.5 million (pre-tax). The impact on the Company due to nonperformance by the counterparties has been evaluated and not deemed material.

We hedge our net investments in foreign operations against future volatility in the exchange rates between the U.S. dollar and Euro. On September 29, 2022, we executed cross-currency fixed interest rate swap contracts with an aggregate notional amount of $150 million, maturing on December 15, 2027. On July 2, 2024, the Company entered into cross-currency fixed interest rate swap contracts with an aggregate notional amount of $150 million, maturing on January 15, 2029. Additionally, on December 23, 2024 and December 24, 2024 , the Company entered into cross-currency fixed interest rate swap contracts each with an aggregate notional amount of $150 million, maturing on June 15, 2028 and December 15, 2026, respectively. Depending on the movement in the exchange rates between the U.S. dollar and Euro at maturity, the Company may owe the counterparties an amount that is different from the notional amount of $600 million.

Excluding the cross currency fixed interest rate swap agreements, the vast majority of these contracts will settle within one year.

Interest Rate Risks

We are exposed to changes in variable U.S. interest rates on borrowings under our credit agreements, as well as short term borrowings in the U.S. and our foreign subsidiaries. On a selective basis, from time to time, we enter

into interest rate swap agreements to reduce the negative impact that increases in interest rates could have on our outstanding variable rate debt. Management considers the interest rate swaps to be highly effective against changes in the cash flows from our underlying variable rate debt based on the criteria in the FASB guidance. Cash flows related to the interest rate swap agreements are included in interest expense over the terms of the agreements. At March 31, 2025 such agreements effectively convert $200 million of our variable-rate debt to a fixed-rate basis, utilizing the one-month Term SOFR as a floating rate reference. Fluctuations in SOFR and fixed rates affect both our net financial investment position and the amount of cash to be paid or received by us under these agreements.

A 100 basis point increase in interest rates would have increased annual interest expense by approximately $1.1 million on the variable rate portions of our debt.

Commodity Cost Risks—Lead Contracts

We have a significant risk in our exposure to certain raw materials. Our largest single raw material cost is for lead, for which the cost remains volatile. In order to hedge against increases in our lead cost, we have entered into forward contracts with financial institutions to fix the price of lead. A vast majority of such contracts are for a period not extending beyond one year. We had the following contracts outstanding at the dates shown below:

Date	$'s Under Contract	# Pounds Purchased	Average Cost/Pound	Approximate % of Lead Requirements[1]
	(in millions)	(in millions)		
March 31, 2025	$63.8	70.0	$0.91	8%
March 31, 2024	$50.0	53.0	$0.94	8%
March 31, 2023	$47.9	50.0	$0.96	8%

(1) Based on the fiscal year lead requirements for the periods then ended.

We estimate that a 10% increase in our cost of lead would have increased our cost of goods sold by approximately $69 million for the fiscal year ended March 31, 2025.

Foreign Currency Exchange Rate Risks

We manufacture and assemble our products globally in the Americas, EMEA and Asia. Approximately 40% of our sales and related expenses are transacted in foreign currencies. Our sales revenue, production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. Additionally, as we report our financial statements in U.S. dollars, our financial results are affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar. The principal foreign currencies in which we conduct business are the Euro, Swiss franc, British pound, Polish zloty, Chinese renminbi, Canadian dollar, Brazilian Real and Mexican peso.

We quantify and monitor our global foreign currency exposures. Our largest foreign currency exposure is from the purchase and conversion of U.S. dollar based lead costs into local currencies in Europe. Additionally, we have currency exposures from intercompany financing and intercompany and third party trade transactions. On a selective basis, we enter into foreign currency forward contracts and purchase option contracts to reduce the impact from the volatility of currency movements; however, we cannot be certain that foreign currency fluctuations will not impact our operations in the future.

We hedge approximately 10%—15% of the nominal amount of our known foreign exchange transactional exposures. We primarily enter into foreign currency exchange contracts to reduce the earnings and cash flow impact of the variation of non-functional currency denominated receivables and payables. The vast majority of such contracts are for a period not extending beyond one year.

Gains and losses resulting from hedging instruments offset the foreign exchange gains or losses on the underlying assets and liabilities being hedged. The maturities of the forward exchange contracts generally coincide with the settlement dates of the related transactions. Realized and unrealized gains and losses on these contracts are recognized in the same period as gains and losses on the hedged items. We also selectively hedge anticipated transactions that are subject to foreign exchange exposure, primarily with foreign currency exchange contracts, which are designated as cash flow hedges in accordance with Topic 815—Derivatives and Hedging. During the third quarter of fiscal 2022, we also entered into cross currency fixed interest rate swap agreements, to hedge our net investments in foreign operations against future volatility in the exchange rates between U.S. Dollars and Euros.

At March 31, 2025 and 2024, we estimate that an unfavorable 10% movement in the exchange rates would have adversely changed our hedge valuations by approximately $75.5 million and $29.5 million, respectively.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Contents

EnerSys

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm (on Consolidated Financial Statements) (PCAOB ID: 42)	A-65
Report of Independent Registered Public Accounting Firm (on Internal Control Over Financial Reporting)	A-69
Audited Consolidated Financial Statements	
Consolidated Balance Sheets as of March 31, 2025 and 2024	A-71
Consolidated Statements of Income for the Fiscal Years Ended March 31, 2025, 2024 and 2023	A-72
Consolidated Statements of Comprehensive Income for the Fiscal Years Ended March 31, 2025, 2024 and 2023	A-73
Consolidated Statements of Changes in Equity for the Fiscal Years Ended March 31, 2025, 2024 and 2023	A-74
Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31, 2025, 2024 and 2023	A-75
Notes to Consolidated Financial Statements	A-76
1. Summary of Significant Accounting Policies	A-76
2. Revenue Recognition	A-85
3. Leases	A-86
4. Acquisition	A-88
5. Accounts Receivable	A-89
6. Inventories	A-90
7. Property, Plant, and Equipment	A-91
8. Goodwill and Other Intangible Assets	A-91
9. Prepaid and Other Current Assets	A-92
10. Accrued Expenses	A-93
11. Debt	A-93
12. Other Liabilities	A-96
13. Fair Value Measurements	A-97
14. Derivative Financial Instruments	A-99
15. Income Taxes	A-103
16. Retirement Plans	A-106
17. Stockholders' Equity	A-111
18. Stock-Based Compensation	A-116
19. Earnings Per Share	A-119
20. Commitments, Contingencies and Litigation	A-119
21. Restructuring, Exit and Other Charges	A-120
22. Warranty	A-124
23. Other (Income) Expense, Net	A-124
24. Business Segments	A-124
25. Subsequent Events	A-128

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of EnerSys

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EnerSys (the Company) as of March 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 21, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for Certain Tax Credits Under the Inflation Reduction Act

Description of the Matter   As described in Note 1 to the consolidated financial statements, management accounts for government assistance that is not subject to income tax accounting using a grant accounting model, by analogy to international accounting standards for government grants and disclosure of government assistance. Management recognizes such grants when there is reasonable assurance that the Company will comply with

the grant's conditions and that the grant will be received. The Company recognizes the benefit as a reduction in cost of sales and income taxes payable as revenue and costs are recognized on the qualifying finished goods. As described in Note 1 to the consolidated financial statements, in August 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted. In particular the IRA creates a refundable tax credit, pursuant to Section 45X of the Internal Revenue Code ("IRC"), for battery cells and battery modules manufactured or assembled in the United States and sold to third parties as well as a credit for electrode active material for batteries. The Company recognized a benefit to cost of sales of $184.6 million for the year ended March 31, 2025 related to the tax credit under Section 45X of the IRC.

Auditing management's tax credits under the IRA was complex and involved a high degree of auditor judgment and subjectivity in evaluating the Company's methodology for the determination of qualifying products and the quantification of the benefit earned pursuant to Section 45X of the IRC. In determining the appropriateness of the application of the relevant regulations to the qualifying products included in management's calculation, the audit effort involved the use of professionals with specialized skill and knowledge.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's tax credits under the IRA. For example, we tested controls over management's review of the applicable accounting model related to the laws and regulations related to the IRA, calculation of the tax credits under the IRA based on the qualifying products, and the completeness and accuracy of the data used in the model.

To test the tax credits under the IRA, we performed audit procedures that included, among other procedures, assessing the methodology used by management in calculating the tax credits pursuant to Section 45X of the IRC and evaluating management's determination of the qualifying products included within the benefit calculation. For example, we validated information related to product specifications used in management's evaluation of qualifying products by involving professionals with specialized skill and knowledge, and validated the inputs used to calculate the benefit pursuant to the IRA and industry practice. We also evaluated management's presentation of tax credits within the financial statements.

Valuation of Indefinite-Lived Intangible Assets

Description of the Matter

As reflected in the Company's consolidated financial statements, the Company's indefinite-lived intangible assets were $128.3 million as of March 31, 2025. As discussed in Note 1 to the consolidated financial statements, indefinite-lived intangible assets are tested for impairment at least annually, using both the qualitative and quantitative assessments.

Auditing management's annual indefinite-lived intangible asset impairment test was complex and involved a high degree of subjectivity due to the significant estimation required in determining the fair value of the indefinite-lived intangible asset valuated using the quantitative assessment. The fair value estimate related to this indefinite-lived intangible asset was sensitive to significant assumptions such as discount rate, forecasted revenue growth rates, and royalty rate, which are forward-looking and could be affected by future economic and market conditions.

| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's annual quantitative indefinite-lived intangible asset impairment test. For example, we tested controls over management's review of the valuation model, the significant assumptions used to develop the estimate including discount rate, forecasted revenue growth rates and royalty rate, and the completeness and accuracy of the data used in the valuation. |

To test the estimated fair value of the Company's indefinite-lived intangible asset, we performed audit procedures that included, among other procedures, assessing fair value methodology and testing the significant assumptions discussed above and the completeness and accuracy of the underlying data used by the Company in its analysis. For example, we compared the significant assumptions used by management to current industry, market and economic trends, to historical results of the Company's business and other guideline companies within the same industry and to other relevant factors. We assessed the historical accuracy of management's estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the indefinite-lived intangible asset that would result from changes in the assumptions. We also involved internal valuation specialists to assist in our evaluation of the significant assumptions and methodology used by the Company.

Acquisition of Bren-Tronics

| *Description of the Matter* | As discussed in Note 4 to the Company's consolidated financial statements, the Company completed the acquisition of Bren-Tronics Defense LLC. ("Bren-Tronics") on July 26, 2024 for a purchase price of $206 million. The Company recognized the intangible assets acquired at their estimated fair values as of the date of the acquisition. The valuations required management to make significant judgments, estimates, and assumptions, especially with respect to the identifiable intangible assets, which were based in part upon historical experience and forward-looking information obtained from management of the acquired company. |

Auditing the Company's accounting for its acquisition of Bren-Tronics was complex due to the significant estimation uncertainty in determining the fair value of the acquired customer relationship intangible asset of $63.1 million. In particular, the income approach used to determine the fair value of the customer relationship was complex and required the use of assumptions that were inherently uncertain. The significant assumptions used to estimate the value of this intangible asset included discount rates and certain assumptions that form the basis of the forecasted results, including revenue, revenue growth rates, EBITDA margins, and customer attrition rates. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's accounting for the acquisition of Bren-Tronics. For example, we tested controls over the recognition and measurement of intangible assets acquired. We also tested controls over management's review of the valuation models, the significant underlying assumptions used to develop the estimates and the completeness and accuracy of the data used in the valuations. |

To test the estimated fair value of the customer relationships intangible asset, we evaluated (1) whether all material intangible assets were properly identified, (2) the significant assumptions discussed above that were used in valuing this intangible asset and (3) the completeness and accuracy of the underlying data used by the

Company in its analysis. Specifically, when evaluating the assumptions related to the revenue growth rates, we compared the assumptions to the past performance of Bren-Tronics in addition to current industry, market, and economic trends. We evaluated whether the assumptions used in developing the discount rate were consistent with the economic environment, market information, management's plans, and the risk associated with the future cash flows. In addition, we involved internal valuation specialists to assist in our evaluation of the significant assumptions and methodologies used by the Company.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1998.

Philadelphia, Pennsylvania
May 21, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of EnerSys

Opinion on Internal Control Over Financial Reporting

We have audited EnerSys' internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, EnerSys (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Bren-Tronics Defense LLC ("Bren-Tronics"), which is included in the 2025 con6olidated financial statements of the Company and constituted 6% of total assets as of March 31, 2025 and 2% of net sales for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Bren-Tronics.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated May 21, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
May 21, 2025

EnerSys
Consolidated Balance Sheets
(In Thousands, Except Share and Per Share Data)

	March 31,	
	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ 343,131	$ 333,324
Accounts receivable, net of allowance for doubtful accounts (2025–$8,675; 2024–$8,107)	597,942	524,725
Inventories, net	739,994	697,698
Prepaid and other current assets	408,747	226,949
Total current assets	2,089,814	1,782,696
Property, plant, and equipment, net	592,433	532,450
Goodwill	721,073	682,934
Other intangible assets, net	375,430	319,407
Deferred taxes	74,793	49,798
Other assets	117,705	98,721
Total assets	$3,971,248	$3,466,006
Liabilities and Equity		
Current liabilities:		
Short-term debt	$ 28,502	$ 30,444
Current portion of finance leases	265	237
Accounts payable	405,694	369,456
Accrued expenses	340,607	323,720
Total current liabilities	775,068	723,857
Long-term debt, net of unamortized debt issuance costs	1,083,541	801,965
Finance leases	592	647
Deferred taxes	17,641	30,583
Other liabilities	174,918	151,882
Total liabilities	2,051,760	1,708,934
Commitments and contingencies		
Equity:		
Preferred Stock, $0.01 par value, 1,000,000 shares authorized, no shares issued or outstanding at March 31, 2025 and at March 31, 2024	—	—
Common Stock, $0.01 par value per share, 135,000,000 shares authorized, 56,839,590 shares issued and 39,192,061 shares outstanding at March 31, 2025; 56,363,924 shares issued and 40,271,936 shares outstanding at March 31, 2024	568	564
Additional paid-in capital	662,725	629,879
Treasury stock at cost, 17,647,529 shares held as of March 31, 2025 and 16,091,988 shares held as of March 31, 2024	(988,936)	(835,827)
Retained earnings	2,489,200	2,163,880
Accumulated other comprehensive loss	(247,479)	(204,851)
Total EnerSys stockholders' equity	1,916,078	1,753,645
Nonredeemable noncontrolling interests	3,410	3,427
Total equity	1,919,488	1,757,072
Total liabilities and equity	$3,971,248	$3,466,006

See accompanying notes.

EnerSys
Consolidated Statements of Income
(In Thousands, Except Share and Per Share Data)

	Fiscal year ended March 31,		
	2025	2024	2023
Sales from products	$ 3,256,796	$ 3,161,862	$ 3,307,781
Sales from services	360,783	420,009	400,798
Net sales	3,617,579	3,581,871	3,708,579
Cost of goods sold	2,223,939	2,248,859	2,597,296
Cost of services	297,627	329,948	270,464
Inventory adjustment relating to exit activities and step up to fair value relating to recent acquisitions	3,609	20,173	681
Gross profit	1,092,404	982,891	840,138
Operating expenses	608,656	589,599	544,858
Restructuring and other exit charges	14,428	28,103	16,439
Impairment of indefinite-lived intangibles	—	13,619	480
Loss on assets held for sale	4,634	—	—
Operating earnings	464,686	351,570	278,361
Interest expense	51,116	49,954	59,529
Other (income) expense, net	6,993	9,431	8,193
Earnings before income taxes	406,577	292,185	210,639
Income tax expense	42,842	23,089	34,829
Net earnings attributable to EnerSys stockholders	$ 363,735	$ 269,096	$ 175,810
Net earnings per common share attributable to EnerSys stockholders:			
Basic	$ 9.15	$ 6.62	$ 4.31
Diluted	$ 8.99	$ 6.50	$ 4.25
Dividends per common share	$ 0.95	$ 0.85	$ 0.70
Weighted-average number of common shares outstanding:			
Basic	39,760,829	40,669,392	40,809,235
Diluted	40,438,579	41,371,439	41,326,755

See accompanying notes.

EnerSys
Consolidated Statements of Comprehensive Income
(In Thousands)

	Fiscal year ended March 31,		
	2025	2024	2023
Net earnings	$363,735	$269,096	$175,810
Other comprehensive (loss) income:			
Net unrealized gain (loss) on derivative instruments, net of tax	(1,024)	(656)	(1,552)
Pension funded status adjustment, net of tax	(576)	(5,375)	8,214
Foreign currency translation adjustment	(41,045)	(15,521)	(46,941)
Total other comprehensive (loss) gain, net of tax	(42,645)	(21,552)	(40,279)
Total comprehensive income	321,090	247,544	135,531
Comprehensive gain (loss) attributable to noncontrolling interests	(17)	(175)	(300)
Comprehensive income attributable to EnerSys stockholders	$321,107	$247,719	$135,831

See accompanying notes.

EnerSys
Consolidated Statements of Changes in Equity

(In Thousands, Except Per Share Data)	Preferred Stock	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Contra-Equity	Total EnerSys Stockholders' Equity	Non-redeemable Non-Controlling Interests	Total Equity
Balance at March 31, 2022	$—	$557	$571,464	$(719,119)	$1,783,586	$(143,495)	$(3,620)	$1,489,373	$3,902	$1,493,275
Stock-based compensation	—	—	26,371	—	—	—	—	26,371	—	26,371
Exercise of stock options	—	3	4,390	—	—	—	—	4,393	—	4,393
Shares issued under equity awards (taxes paid related to net share settlement of equity awards), net	—	—	(6,453)	—	—	—	—	(6,453)	—	(6,453)
Purchase of common stock	—	—	—	(22,907)	—	—	—	(22,907)	—	(22,907)
Contra equity—adjustment to indemnification receivable for acquisition related tax liability	—	—	—	—	—	—	1,157	1,157	—	1,157
Other	—	—	(19)	1,070	—	—	—	1,051	—	1,051
Net earnings	—	—	—	—	175,810	—	—	175,810	—	175,810
Dividends ($0.70 per common share)	—	—	711	—	(29,248)	—	—	(28,537)	—	(28,537)
Other comprehensive income:										
Pension funded status adjustment (net of tax expense of $2,947)	—	—	—	—	—	8,214	—	8,214	—	8,214
Net unrealized gain (loss) on derivative instruments (net of tax benefit of $469)	—	—	—	—	—	(1,552)	—	(1,552)	—	(1,552)
Foreign currency translation adjustment	—	—	—	—	—	(46,641)	—	(46,641)	(300)	(46,941)
Balance at March 31, 2023	$—	$560	$596,464	$(740,956)	$1,930,148	$(183,474)	$(2,463)	$1,600,279	$3,602	$1,603,881
Stock-based compensation	—	—	30,607	—	—	—	—	30,607	—	30,607
Exercise of stock options	—	4	10,782	—	—	—	—	10,786	—	10,786
Shares issued under equity awards (taxes paid related to net share settlement of equity awards), net	—	—	(9,166)	—	—	—	—	(9,166)	—	(9,166)
Purchase of common stock	—	—	—	(95,690)	—	—	—	(95,690)	—	(95,690)
Contra equity—adjustment to indemnification receivable for acquisition related tax liability	—	—	—	—	—	—	2,463	2,463	—	2,463
Other	—	—	309	819	—	—	—	1,128	—	1,128
Net earnings	—	—	—	—	269,096	—	—	269,096	—	269,096
Dividends ($0.85 per common share)	—	—	883	—	(35,364)	—	—	(34,481)	—	(34,481)
Other comprehensive income:										
Pension funded status adjustment (net of tax benefit of $1,787)	—	—	—	—	—	(5,375)	—	(5,375)	—	(5,375)
Net unrealized gain (loss) on derivative instruments (net of tax benefit of $197)	—	—	—	—	—	(656)	—	(656)	—	(656)
Foreign currency translation adjustment	—	—	—	—	—	(15,346)	—	(15,346)	(175)	(15,521)
Balance at March 31, 2024	$—	$564	$629,879	$(835,827)	$2,163,880	$(204,851)	$—	$1,753,645	$3,427	$1,757,072
Stock-based compensation	—	—	27,825	—	—	—	—	27,825	—	27,825
Exercise of stock options	—	4	9,453	—	—	—	—	9,457	—	9,457
Shares issued under equity awards (taxes paid related to net share settlement of equity awards), net	—	—	(7,985)	—	—	—	—	(7,985)	—	(7,985)
Shares released under deferred compensation for directors	—	—	2,404	—	—	—	—	2,404	—	2,404
Purchase of common stock	—	—	—	(153,961)	—	—	—	(153,961)	—	(153,961)
Other	—	—	200	852	—	—	—	1,052	—	1,052
Net Earnings	—	—	—	—	363,735	—	—	363,735	—	363,735
Dividends ($0.95 per common share)	—	—	949	—	(38,415)	—	—	(37,466)	—	(37,466)
Other comprehensive income:										
Pension funded status adjustment (net of tax of $233)	—	—	—	—	—	(576)	—	(576)	—	(576)
Net unrealized gain (loss) on derivative instruments (net of tax of $311)	—	—	—	—	—	(1,024)	—	(1,024)	—	(1,024)
Foreign currency translation adjustment	—	—	—	—	—	(41,028)	—	(41,028)	(17)	(41,045)
Balance at March 31, 2025	$—	$568	$662,725	$(988,936)	$2,489,200	$(247,479)	$—	$1,916,078	$3,410	$1,919,488

See accompanying notes.

EnerSys
Consolidated Statements of Cash Flows
(In Thousands)

	Fiscal year ended March 31,		
	2025	2024	2023
Cash flows from operating activities			
Net earnings	$ 363,735	$ 269,096	$ 175,810
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	100,876	92,021	91,153
Write-off of assets relating to restructuring and other exit charges	1,973	24,229	8,920
Disposal of intangible asset	880	—	—
Loss on assets held for sale	4,634	0	0
Impairment of intangible assets	—	13,619	480
Derivatives not designated in hedging relationships:			
Net losses (gains)	(3,136)	846	(1,182)
Cash proceeds (settlements)	826	(255)	470
Provision for doubtful accounts	3,239	1,873	(431)
Deferred income taxes	(31,925)	(29,344)	(15,236)
Non-cash interest expense	1,927	2,450	1,964
Stock-based compensation	27,825	30,607	26,371
Gain on disposal of property, plant, and equipment	791	908	(113)
Gain on pension settlement	(1,548)	—	—
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(81,795)	108,631	67,553
Inventories	1,343	75,633	(96,413)
Prepaid and other current assets	(220,003)	(112,701)	23,689
Other assets	(334)	6,027	(6,298)
Accounts payable	36,569	(15,131)	(4,236)
Accrued expenses	54,388	(8,254)	5,747
Other liabilities	32	(3,226)	1,690
Net cash provided by (used in) operating activities	260,298	457,029	279,938
Cash flows from investing activities			
Capital expenditures	(121,038)	(86,437)	(88,772)
Purchase of businesses	(206,374)	(8,270)	—
Proceeds from disposal of property, plant, and equipment	1,870	2,228	586
Investment in Equity Securities	(10,852)	—	—
Proceeds from termination of net investment hedges	—	—	43,384
Net cash used in investing activities	(336,394)	(92,479)	(44,802)
Cash flows from financing activities			
Net borrowings (repayments) on short-term debt	(259)	(231)	(21,719)
Proceeds from Second Amended Revolver borrowings	650,000	182,500	310,500
Repayments of Second Amended Revolver borrowings	(370,000)	(427,500)	(500,500)
Proceeds from Amended 2017 Term Loan	—	—	300,000
Proceeds from 2032 Bonds	—	300,000	—
Repayments of 2023 Senior Notes	—	—	(300,000)
Repayments of Second and Third Amended Term Loan	—	(293,889)	(5,215)
Debt issuance costs	—	(4,061)	(1,121)
Finance lease obligations and other	483	1,169	1,110
Option proceeds, net	9,458	10,786	4,392
Payment of taxes related to net share settlement of equity awards	(7,985)	(9,166)	(6,453)
Purchase of treasury stock	(153,961)	(95,688)	(22,907)
Dividends paid to stockholders	(37,466)	(34,480)	(28,537)
Net cash (used in) provided by financing activities	90,270	(370,560)	(270,450)
Effect of exchange rate changes on cash and cash equivalents	(4,367)	(7,331)	(20,509)
Net (decrease) increase in cash and cash equivalents	9,807	(13,341)	(55,823)
Cash and cash equivalents at beginning of year	333,324	346,665	402,488
Cash and cash equivalents at end of year	$ 343,131	$ 333,324	$ 346,665

See accompanying notes.

Notes to Consolidated Financial Statements
March 31, 2025
(In Thousands, Except Share and Per Share Data)

1. Summary of Significant Accounting Policies

Description of Business

EnerSys (the "Company") and its predecessor companies have been manufacturers of industrial batteries for over 125 years. EnerSys is a global leader in stored energy solutions for industrial applications. The Company manufactures, markets and distributes industrial batteries and related products such as chargers, outdoor cabinet enclosures, power equipment and battery accessories, and provides related after-market and customer-support services for its products. Additionally, the Company is also a provider of highly integrated power solutions and services to broadband, telecom, renewable and industrial customers.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and any partially owned subsidiaries that the Company has the ability to control. Control generally equates to ownership percentage, whereby investments that are more than 50% owned are generally consolidated, investments in affiliates of 50% or less but greater than 20% are generally accounted for using the equity method, and investments in affiliates of 20% or less are accounted at cost minus impairment, if any. All intercompany transactions and balances have been eliminated in consolidation.

Foreign Currency Translation

Results of foreign operations of subsidiaries, whose functional currency is the local currency, are translated into U.S. dollars using average exchange rates during the periods. The assets and liabilities are translated into U.S. dollars using exchange rates as of the balance sheet dates. Gains or losses resulting from translating the foreign currency financial statements are accumulated as a separate component of accumulated other comprehensive income ("AOCI") in EnerSys' stockholders' equity and noncontrolling interests.

Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency of the applicable subsidiary are included in the Consolidated Statements of Income, within "Other (income) expense, net", in the year in which the change occurs.

Revenue Recognition

The Company recognizes revenue when (or as) performance obligations are satisfied by transferring control of the performance obligation to a customer. Control of a performance obligation may transfer to the customer either at a point in time or over time depending on an evaluation of the specific facts and circumstances for each contract, including the terms and conditions of the contract as agreed with the customer, as well as the nature of the products or services to be provided.

The Company's primary performance obligation to its customers is the delivery of finished goods and products, pursuant to purchase orders. Control of the products sold typically transfers to its customers at the point in time when the goods are shipped as this is also when title generally passes to its customers under the terms and conditions of the customer arrangements.

Each customer purchase order sets forth the transaction price for the products and services purchased under that arrangement. Some customer arrangements include variable consideration, such as volume rebates, some of which depend upon the customers meeting specified performance criteria, such as a purchasing level over a

period of time. The Company uses judgment to estimate the most likely amount of variable consideration at each reporting date. When estimating variable consideration, the Company also applies judgment when considering the probability of whether a reversal of revenue could occur and only recognize revenue subject to this constraint.

Service revenues related to the work performed for the Company's customers by its maintenance technicians generally represent a separate and distinct performance obligation. Control for these services passes to the customer as the services are performed.

The Company's typical payment terms are 30 days and sales arrangements do not contain any significant financing component for its customers.

The Company uses historic customer product return data as a basis of estimation for customer returns and records the reduction of sales at the time revenue is recognized.

Freight charges billed to customers are included in sales and the related shipping costs are included in cost of sales in the Consolidated Statements of Income. If shipping activities are performed after a customer obtains control of a product, the Company applies a policy election to account for shipping as an activity to fulfill the promise to transfer the product to the customer.

The Company applies a policy election to exclude transaction taxes collected from customers from sales when the tax is both imposed on and concurrent with a specific revenue-producing transaction.

The Company generally provides customers with a product warranty that provides assurance that the products meet standard specifications and are free of defects. The Company maintains a reserve for claims incurred under standard product warranty programs. Performance obligations related to service warranties are not material to the Consolidated Financial Statements.

The Company pays sales commissions to its sales representatives, which may be considered as incremental costs to obtain a contract. However, since the recoverability period is less than one year, the Company has utilized the practical expedient to record these costs of obtaining a contract as an expense as they are incurred.

Warranties

The Company's products are warranted for a period ranging from one to twenty years for Energy Systems batteries, from one to five years for Motive Power batteries and for a period ranging from one to four years for Specialty transportation batteries. The Company provides for estimated product warranty expenses when the related products are sold. The assessment of the adequacy of the reserve includes a review of open claims and historical experience.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less when purchased.

Concentration of Credit Risk

Financial instruments that subject the Company to potential concentration of credit risk consist principally of short-term cash investments and trade accounts receivable. The Company invests its cash with various financial institutions and in various investment instruments limiting the amount of credit exposure to any one financial institution or entity. The Company has bank deposits that exceed federally insured limits. In addition, certain cash investments may be made in U.S. and foreign government bonds, or other highly rated investments guaranteed by the U.S. or foreign governments. Concentration of credit risk with respect to trade receivables is

limited by a large, diversified customer base and its geographic dispersion. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit, in certain circumstances.

Accounts Receivable

Accounts receivable are recorded net of an allowance for expected credit losses. The Company maintains an allowance for credit losses for the expected failure or inability of its customers to make required payments. The Company recognizes the allowance for expected credit losses at inception and reassesses quarterly based on management's expectation of the asset's collectability. The allowance is based on multiple factors including historical experience with bad debts, the credit quality of the customer base, the aging of such receivables and current macroeconomic conditions, as well as management's expectations of conditions in the future. The Company's allowance for uncollectible accounts receivable is based on management's assessment of the collectability of assets pooled together with similar risk characteristics. Accounts are written off when management determines the account is uncollectible. The following table sets forth the changes in the Company's allowance for doubtful accounts:

	Balance at Beginning of Period	Provision for Expected Credit Losses	Write-offs, net of Recoveries and Other	Balance at End of Period
Fiscal year ended March 31, 2023	$12,219	$ (431)	$(3,013)	$8,775
Fiscal year ended March 31, 2024	8,775	1,873	(2,541)	8,107
Fiscal year ended March 31, 2025	8,107	3,239	(2,671)	8,675

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of inventory consists of material, labor, and associated overhead.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost and include expenditures that substantially increase the useful lives of the assets. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows: 10 to 33 years for buildings and improvements and 3 to 15 years for machinery and equipment.

Maintenance and repairs are expensed as incurred. Interest on capital projects is capitalized during the construction period.

Business Combinations

The Company records an acquisition using the acquisition method of accounting and recognizes the assets acquired and liabilities assumed at their fair values as of the date of the acquisition. The excess of the purchase price over the net tangible and intangible assets is recorded to goodwill. The results of operations of the acquired business are included in the Company's operating results from the date of acquisition.

Goodwill and Other Intangible Assets

Goodwill and indefinite-lived trademarks are tested for impairment at least annually and whenever events or circumstances occur indicating that a possible impairment may have been incurred. The Company assesses whether goodwill impairment exists using both the qualitative and quantitative assessments. The qualitative assessment involves determining whether events or circumstances exist that indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If based on this

qualitative assessment the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, or if the Company elects not to perform a qualitative assessment, a quantitative assessment is performed by determining the fair value of the Company's reporting units.

Goodwill is tested for impairment by determining the fair value of the Company's reporting units. These estimated fair values are based on financial projections, certain cash flow measures, and market capitalization.

The Company estimates the fair value of its reporting units using a weighting of fair values derived from both the income approach and the market approach. Under the income approach, the Company calculates the fair value of a reporting unit based on the present value of estimated future cash flows. Cash flow projections are based on management's estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate used is based on the weighted-average cost of capital adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the business's ability to execute on the projected cash flows. The market approach estimates fair value based on market multiples of revenue and earnings derived from comparable publicly-traded companies with similar operating and investment characteristics as the reporting unit. The weighting of the fair value derived from the market approach ranges from 0% to 50% depending on the level of comparability of these publicly-traded companies to the reporting unit.

In order to assess the reasonableness of the calculated fair values of its reporting units, the Company also compares the sum of the reporting units' fair values to its market capitalization and calculates an implied control premium (the excess of the sum of the reporting units' fair values over the market capitalization). The Company evaluates the control premium by comparing it to control premiums of recent comparable market transactions.

The Company assesses whether indefinite-lived intangible assets impairment exists using both the qualitative and quantitative assessments. The qualitative assessment involves determining whether events or circumstances exist that indicate it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If based on this qualitative assessment, the Company determines it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount or if the Company elects not to perform a qualitative assessment, a quantitative assessment is performed to determine whether an indefinite-lived intangible asset impairment exists. The Company tests the indefinite-lived intangible assets for impairment by comparing the carrying value to the fair value based on current revenue projections of the related operations, under the relief from royalty method. Any excess of the carrying value over the amount of fair value is recognized as an impairment. Any such impairment is recognized in the reporting period in which it has been identified.

Finite-lived assets such as customer relationships, technology, trademarks, licenses, and non-compete agreements are amortized on a straight-line basis over their estimated useful lives, generally over periods ranging from 3 to 20 years. The Company continually evaluates the reasonableness of the useful lives of these assets.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived assets to be held and used for possible impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable, based on undiscounted estimated cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends and other economic factors. In assessing the recoverability of the carrying value of a long-lived asset, the Company must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, the Company may be required to record an impairment loss for these assets.

Environmental Expenditures

The Company records a loss and establishes a reserve for environmental remediation liabilities when it is probable that an asset has been impaired or a liability exists and the amount of the liability can be reasonably estimated. Reasonable estimates involve judgments made by management after considering a broad range of information including notifications, demands or settlements that have been received from a regulatory authority or private party, estimates performed by independent engineering companies and outside counsel, available facts, existing and proposed technology, the identification of other potentially responsible parties, their ability to contribute and prior experience. These judgments are reviewed quarterly as more information is received and the amounts reserved are updated as necessary. However, the reserves may materially differ from ultimate actual liabilities if the loss contingency is difficult to estimate or if management's judgments turn out to be inaccurate. If management believes no best estimate exists, the minimum probable loss is accrued.

Derivative Financial Instruments

The Company utilizes derivative instruments to mitigate volatility related to interest rates, lead prices and foreign currency exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company recognizes derivatives as either assets or liabilities in the accompanying Consolidated Balance Sheets and measures those instruments at fair value. Changes in the fair value of those instruments are reported in AOCI if they qualify for hedge accounting or in earnings if they do not qualify for hedge accounting. Derivatives qualify for hedge accounting if they are designated as hedge instruments and if the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the asset or liability hedged. For lead and foreign currency forward contracts, effectiveness is measured on a regular basis using statistical analysis and by comparing the overall changes in the expected cash flows of the hedging instrument with the changes in the expected all-in cash outflow required for the underlying lead and foreign currency purchases. This analysis is performed on the initial purchases quarterly that cover the quantities hedged. Accordingly, gains and losses from changes in derivative fair value of effective hedges are deferred and reported in AOCI until the underlying transaction affects earnings. In the case of cross currency fixed interest rate swap agreements, the swaps are remeasured with changes in fair value recognized in foreign currency translation adjustment within AOCI to offset the translation risk from the underlying investments. Balances in the foreign currency translation adjustment accounts remain until the sale or substantially complete liquidation of the foreign entity, upon which they are recognized as a component of income (expense).

The Company has commodity, foreign exchange and interest rate hedging authorization from the Board of Directors and has established a hedging and risk management program that includes the management of market and counterparty risk. Key risk control activities designed to ensure compliance with the risk management program include, but are not limited to, credit review and approval, validation of transactions and market prices, verification of risk and transaction limits, portfolio stress tests, sensitivity analyses and frequent portfolio reporting, including open positions, determinations of fair value and other risk management metrics.

Market risk is the potential loss the Company and its subsidiaries may incur as a result of price changes associated with a particular financial or commodity instrument. The Company utilizes forward contracts, options, and swaps as part of its risk management strategies, to minimize unanticipated fluctuations in earnings caused by changes in commodity prices, interest rates and / or foreign currency exchange rates. All derivatives are recognized on the balance sheet at their fair value, unless they qualify for the Normal Purchase Normal Sale exemption.

Credit risk is the potential loss the Company may incur due to the counterparty's non-performance. The Company is exposed to credit risk from interest rate, foreign currency and commodity derivatives with financial institutions. The Company has credit policies to manage their credit risk, including the use of an established credit approval process, monitoring of the counterparty positions and the use of master netting agreements.

The Company has elected to offset net derivative positions under master netting arrangements. The Company does not have any positions involving cash collateral (payables or receivables) under a master netting arrangement as of March 31, 2025 and 2024.

The Company does not have any credit-related contingent features associated with its derivative instruments.

Fair Value of Financial Instruments

The Company groups its recurring, non-recurring and disclosure-only fair value measurements into the following levels when making fair value measurement disclosures:

Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Company and its subsidiaries use, as appropriate, a market approach (generally, data from market transactions), an income approach (generally, present value techniques and option-pricing models), and / or a cost approach (generally, replacement cost) to measure the fair value of an asset or liability. These valuation approaches incorporate inputs such as observable, independent market data and / or unobservable data that management believes are predicated on the assumptions market participants would use to price an asset or liability. These inputs may incorporate, as applicable, certain risks such as nonperformance risk, which includes credit risk.

Lead contracts, foreign currency contracts and interest rate contracts generally use an income approach to measure the fair value of these contracts, utilizing readily observable inputs, such as forward interest rates (e.g., Secured Overnight Financing Rate "SOFR"), forward foreign currency exchange rates (e.g., GBP and euro) and commodity prices (e.g., London Metals Exchange), as well as inputs that may not be observable, such as credit valuation adjustments. When observable inputs are used to measure all or most of the value of a contract, the contract is classified as Level 2. Over-the-counter (OTC) contracts are valued using quotes obtained from an exchange, binding and non-binding broker quotes. Furthermore, the Company obtains independent quotes from the market to validate the forward price curves. OTC contracts include forwards, swaps and options. To the extent possible, fair value measurements utilize various inputs that include quoted prices for similar contracts or market-corroborated inputs.

When unobservable inputs are significant to the fair value measurement, the asset or liability is classified as Level 3. Additionally, Level 2 fair value measurements include adjustments for credit risk based on the Company's own creditworthiness (for net liabilities) and its counterparties' creditworthiness (for net assets). The Company assumes that observable market prices include sufficient adjustments for liquidity and modeling risks. The Company did not have any fair value measurements that transferred between Level 2 and Level 3 as well as Level 1 and Level 2.

Income Taxes

The Company accounts for income taxes using the asset and liability approach, which requires deferred tax assets and liabilities be recognized using enacted tax rates to measure the effect of temporary differences between book and tax bases on recorded assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets,

if it is more likely than not some portion or all of the deferred tax assets will not be realized. The need to establish valuation allowances against deferred tax assets is assessed quarterly. The primary factors used to assess the likelihood of realization are expected reversals of taxable temporary timing differences, forecasts of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

The Company recognizes tax related interest and penalties in income tax expense in its Consolidated Statement of Income.

With respect to accounting for uncertainty in income taxes, the Company evaluates tax positions to determine whether the benefits of tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, the Company recognizes the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. For tax positions that are not more likely than not of being sustained upon audit, the Company does not recognize any portion of the benefit. If the more likely than not threshold is not met in the period for which a tax position is taken, the Company may subsequently recognize the benefit of that tax position if the tax matter is effectively settled, the statute of limitations expires, or if the more likely than not threshold is met in a subsequent period.

No additional income taxes have been provided for any undistributed foreign earnings or any additional outside basis difference inherent in these entities, as these amounts continue to be indefinitely reinvested in foreign operations.

Regarding the GILTI tax rules, the Company is allowed to make an accounting policy choice of either (1) treating the taxes due on future US inclusions in taxable income as a current-period expense when incurred ("period cost method") or (2) factoring amounts into a Company's measurement of its deferred taxes ("deferred method"). The Company has elected the period cost method.

Production Credits Under the Inflation Reduction Act

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted, and on December 14, 2023, the United States Treasury issued proposed regulations, which provided further guidance related to the Section 45X Advanced Manufacturing Production Credit (AMPC). The IRA includes multiple incentives to promote clean energy, and energy storage manufacturing among other provisions with tax credits available from 2023 to 2032, subject to phase out beginning in 2030. In particular, the IRA creates a refundable tax credit, pursuant to Section 45X of the Internal Revenue Code ("IRC"), for battery cells and battery modules manufactured or assembled in the United States and sold to third parties as well a credit for electrode active material for batteries.

Refundable tax credits are accounted for by analogy to government grants, as the taxpayer can realize the benefit regardless of whether or not they have an income tax liability. Therefore, these amounts are not considered income taxes and fall outside the scope of Topic 740.

The Company accounts for government assistance that is not subject to the scope of ASC 740 using a grant accounting model, by analogy to International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance, and recognizes such grants when the Company has reasonable assurance that it will comply with the grant's conditions and that the grant will be received. The Company recognizes these credits as a reduction in cost of sales within the Consolidated Statement of Income as revenue and costs are recognized on the qualifying finished goods. The AMPCs are also reflected in the Consolidated Balance Sheet as a reduction of income tax payable within accrued expenses and other liabilities. Any credit generated in excess of those liabilities would be recorded as a refund of taxes and reflected in other current assets.

In fiscal 2025, 2024, and 2023, the AMPC impact resulted in a reduction of our costs of goods sold and income tax payable of $184,592, $136,360, and $17,283, respectively.

In December 2024, the United States Treasury issued final regulations on section 45X of the Internal Revenue Code (IRC). The issuance of the final regulations and the resulting changes in our evaluation of qualifying products and resulted in a $25,037 change in our estimate to the beginning of the effective date of the IRA, January 1, 2023, through the end of Fiscal 2024.

Deferred Financing

Debt issuance costs that are incurred by the Company in connection with the issuance of debt are deferred and amortized to interest expense over the life of the underlying indebtedness, adjusted to reflect any early repayments and are shown as a deduction from long-term debt.

Stock-Based Compensation Plans

The Company measures the cost of employee services received in exchange for the award of an equity instrument based on the grant-date fair value of the award, with such cost recognized over the applicable vesting period.

Market condition-based awards

The Company grants market condition-based awards and performance condition-based awards.

Beginning in fiscal 2017 and until fiscal 2020, the Company granted market condition-based awards ("TSR"). A participant may earn between 0% to 200% of the number of awards granted, based on the total shareholder return of the Company's common stock over a three-year period, relative to the shareholder return of a defined peer group. The awards cliff vest on the third anniversary of the date of grant and are settled in common stock on the first anniversary of the vesting date. The TSR is calculated by dividing the sixty or ninety calendar day average price at end of the period (as applicable) and the reinvested dividends thereon by such sixty or ninety calendar day average price at start of the period. The maximum number of awards earned is capped at 200% of the target award. Additionally, no payout will be awarded in the event that the TSR at the vesting date reflects less than a 25% return from the average price at the grant date. These share units are similar to the share units granted prior to fiscal 2016, except that under these awards, the targets are more difficult to achieve as they are tied to the TSR of a defined peer group. The fair value of these awards is estimated at the date of grant, using a Monte Carlo Simulation.

The Company recognizes compensation expense using the straight-line method over the life of the market condition-based awards except for those issued to certain retirement-eligible participants, which are expensed on an accelerated basis.

Restricted Stock Units

The fair value of restricted stock units is based on the closing market price of the Company's common stock on the date of grant. These awards generally vest, and are settled in common stock, at 25% per year, over a four-year period from the date of grant. The Company recognizes compensation expense using the straight-line method over the life of the restricted stock units.

Stock Options

The fair value of the options granted is estimated at the date of grant using the Black-Scholes option-pricing model utilizing assumptions based on historical data and current market data. The assumptions include expected term of the options, risk-free interest rate, expected volatility, and dividend yield. The expected term represents the expected amount of time that options granted are expected to be outstanding, based on historical and forecasted exercise behavior. The risk-free rate is based on the rate at the grant date of zero-coupon U.S. Treasury Notes with a term equal to the expected term of the option. Expected volatility is estimated using

historical volatility rates based on historical weekly price changes over a term equal to the expected term of the options. The Company's dividend yield is based on historical data. The Company recognizes compensation expense using the straight-line method over the vesting period of the options except for those issued to certain retirement-eligible participants, which are expensed on an accelerated basis.

Forfeitures

Forfeitures of share-based awards are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Earnings Per Share

Basic earnings per common share ("EPS") are computed by dividing net earnings attributable to EnerSys stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock utilizing the treasury stock method. At March 31, 2025, 2024 and 2023, the Company had outstanding stock options, restricted stock units, market condition and performance condition-based awards, which could potentially dilute basic earnings per share in the future.

Segment Reporting

The Company's chief operating decision maker, or CODM (the Company's Chief Executive Officer), reviews financial information for purposes of assessing business performance and allocating resources, by focusing on the lines of business on a global basis. The Company excludes certain items that are not included in the segment performance as these are managed and viewed on a consolidated basis. The Company identifies the following as its four operating segments, based on lines of business:

- Energy Systems—uninterruptible power systems, or "UPS" applications for computer and computer-controlled systems, as well as telecommunications systems, switchgear and electrical control systems used in industrial facilities and electric utilities, large-scale energy storage and energy pipelines. Energy Systems also includes highly integrated power solutions and services to broadband, telecom, data center, and industrial customers, as well as thermally managed cabinets and enclosures for electronic equipment and batteries.

- Motive Power—power for electric industrial forklifts, AGVs other material handling equipment used in manufacturing, and warehousing operations, as well as equipment used in floor care, mining, rail and airport ground support applications.

- Specialty—premium starting, lighting and ignition applications in transportation, energy solutions for satellites, spacecraft, commercial aircraft, military, aircraft, submarines, ships, other tactical vehicles, defense applications and portable power solutions for soldiers in the field, as well as medical devices and equipment.

- New Ventures—energy storage and management systems for demand charge reduction, utility back-up power, and dynamic fast charging for electric vehicles.

The operating segments of Energy Systems, Motive Power, and Specialty also represent the Company's reportable segments under ASC 280, *Segment Reporting*.

Recently Adopted Accounting Standards

In November 2023, the Financial Accounting Standards Board issued new guidance that requires incremental disclosures related to reportable segments. That standard requires disclosure, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and

included within each reported measure of profit or loss. The title and position of the CODM and how the reported measure of segment profit or loss is used by the CODM to assess segment performance and allocate resources is also required to be disclosed. The standard also permits disclosure of additional measures of segment profit. The Company adopted the new guidance for the year ended March 31, 2025.

Recently Issued Accounting Standards not yet adopted

In December 2023, the Financial Accounting Standards Board issued a final standard on improvements to income tax disclosures. The standard requires disclosure of specific categories within the effective tax rate reconciliation and details about significant reconciling items, subject to a quantitative threshold. The standard also requires information on income taxes paid disaggregated by federal, state and foreign based on a quantitative threshold. The standard is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The standard is applied prospectively with an option for retrospective adoption. The Company is currently evaluating the impact of adopting this standard on its disclosures.

In November 2024, the Financial Accounting Standards Board issued a final standard on disaggregation of income statement expenses. The standard requires disclosure of more detailed information about certain costs and expenses in the notes to the financial statements. The standard is effective for fiscal years beginning after December 15, 2026 and for interim periods beginning after December 15, 2027. Early adoption is permitted. The standard is applied prospectively with an option for retrospective adoption. The Company is currently evaluating the impact of adopting this standard on its disclosures.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions take into account historical and forward looking factors that the Company believes are reasonable, and the Company's estimates and assumptions may evolve as conditions change. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for credit losses, the recoverability of property, plant and equipment, the incremental borrowing rate for lease liabilities, the recoverability of intangible assets and other long-lived assets, fair value measurements, including those related to financial instruments, fair value of goodwill and intangible assets, valuation allowances on tax assets, production tax credits under the Inflation Reduction Act, pension and postretirement benefit obligations, contingencies and the identification and valuation of assets acquired and liabilities assumed in connection with business combinations.

2. Revenue Recognition

The Company's revenues by reportable segments are presented in Note 24.

Service revenues related to the work performed for the Company's customers by its maintenance technicians generally represent a separate and distinct performance obligation. Control for these services passes to the customer as the services are performed.

A small portion of the Company's customer arrangements oblige the Company to create customized products for its customers that require the bundling of both products and services into a single performance obligation because the individual products and services that are required to fulfill the customer requirements do not meet the definition for a distinct performance obligation. These customized products generally have no alternative use to the Company and the terms and conditions of these arrangements give the Company the enforceable right to payment for performance completed to date, including a reasonable profit margin. For these arrangements,

control transfers over time and the Company measures progress towards completion by selecting the input or output method that best depicts the transfer of control of the underlying goods and services to the customer for each respective arrangement. Methods used by the Company to measure progress toward completion include labor hours, costs incurred and units of production. Revenues recognized over time for fiscal 2025, 2024 and 2023 amounted to $188,270, $251,820 and $244,013, respectively.

On March 31, 2025, the aggregate transaction price allocated to unsatisfied (or partially unsatisfied) performance obligations was approximately $173,979, of which, the Company estimates that approximately $109,125 will be recognized as revenue in fiscal 2026, $46,812 in fiscal 2027, and $18,042 in fiscal 2028.

Any payments that are received from a customer in advance, prior to the satisfaction of a related performance obligation and billings in excess of revenue recognized, are deferred and treated as a contract liability. Advance payments and billings in excess of revenue recognized are classified as current or non- current based on the timing of when recognition of revenue is expected. As of March 31, 2025, the current and non-current portion of contract liabilities were $28,820 and $488, respectively. As of March 31, 2024, the current and non-current portion of contract liabilities were $27,649 and $960, respectively. Revenues recognized during fiscal 2025 and fiscal 2024, that were included in the contract liability at the beginning of the year, amounted to $11,967 and $20,166, respectively.

Amounts representing work completed and not billed to customers represent contract assets and were $71,774 and $55,363 as of March 31, 2025 and March 31, 2024, respectively.

The Company uses historic customer product return data as a basis of estimation for customer returns and records the reduction of sales at the time revenue is recognized. At March 31, 2025, the right of return asset related to the value of inventory anticipated to be returned from customers was $4,300 and refund liability representing amounts estimated to be refunded to customers was $7,108.

3. Leases

The Company leases manufacturing facilities, distribution centers, office space, vehicles and other equipment under non-cancellable leases with initial terms typically ranging from 1 to 16 years. At contract inception, the Company reviews the terms of the arrangement to determine if the contract is or contains a lease. Guidance in Topic 842 is used to evaluate whether the contract has an identified asset; if the Company has the right to obtain substantially all economic benefits from the asset; and if it has the right to direct the use of the underlying asset. When determining if a contract has an identified asset, the Company considers both explicit and implicit assets, and whether the supplier has the right to substitute the asset. When determining if the Company has the right to obtain substantially all economic benefits from the asset, the Company considers the primary outputs of the identified asset throughout the period of use and determines if it receives greater than 90% of those benefits. When determining if it has the right to direct the use of an underlying asset, the Company considers if it has the right to direct how and for what purpose the asset is used throughout the period of use and if it controls the decision-making rights over the asset.

Lease terms may include options to extend or terminate the lease. The Company exercises its judgment to determine the term of those leases when extension or termination options are present and include such options in the calculation of the lease term when it is reasonably certain that the Company will exercise those options.

The Company has elected to include both lease and non-lease components in the determination of lease payments for all asset classes. Payments made to a lessor for items such as taxes, insurance, common area maintenance, or other costs commonly referred to as executory costs, are also included in lease payments if they are fixed. The fixed portion of these payments are included in the calculation of the lease liability, while any variable portion would be recognized as variable lease expenses, when incurred. Variable payments made to third parties for these, or similar costs, such as utilities, are not included in the calculation of lease payments.

Both finance and operating leases are reflected as liabilities on the commencement date of the lease based on the present value of the lease payments to be made over the lease term. As most of the leases do not provide an implicit rate, the Company has exercised judgment in electing the incremental borrowing rate based on the information available when the lease commences to determine the present value of future payments. Right-of-use assets are valued at the initial measurement of the lease liability, plus any initial direct costs or rent prepayments and reduced by any lease incentives and any deferred lease payments.

Operating lease expense is recognized on a straight-line basis over the lease term. Finance lease expense includes depreciation, which is recognized on a straight-line basis over the expected life of the leased asset, and interest expense, which is recognized following an effective interest rate method.

Short term leases with an initial term of 12 months or less are not presented on the balance sheet and expense is recognized as incurred. The current and non-current portion of operating lease liabilities are reflected in accrued expenses and other liabilities, respectively, on the consolidated balance sheets. The right-of use assets relating to operating and finance leases are reflected in other assets and property, plant and equipment, respectively, on the consolidated balance sheets.

The following table presents lease assets and liabilities and their balance sheet classification:

	Classification	As of March 31, 2025	As of March 31, 2024
Operating Leases:			
Right-of-use assets	Other assets	$83,635	$76,413
Operating lease current liabilities . . .	Accrued expenses	22,357	19,280
Operating lease non-current liabilities	Other liabilities	67,033	61,687
Finance Leases:			
Right-of-use assets	Property, plant, and equipment, net	$ 915	$ 878
Finance lease current liabilities	Current portion of finance leases	265	237
Finance lease non-current liabilities	Finance leases	592	647

The components of lease expense for the fiscal years ended March 31, 2025 and March 31, 2024 were as follows:

	Classification	March 31, 2025	March 31, 2024
Operating Leases:			
Operating lease cost	Operating expenses	$27,040	$28,030
Variable lease cost	Operating expenses	6,338	11,669
Short term lease cost	Operating expenses	16,573	8,078
Finance Leases:			
Depreciation	Operating expenses	$ 282	$ 297
Interest expense	Interest expense	66	57
Total		$50,299	$48,131

The following table presents the weighted average lease term and discount rates for leases as of March 31, 2025 and March 31, 2024:

	March 31, 2025	March 31, 2024
Operating Leases:		
Weighted average remaining lease term (years)	5.1 years	5.5 years
Weighted average discount rate	6.06%	5.38%
Finance Leases:		
Weighted average remaining lease term (years)	3.2 years	3.8 years
Weighted average discount rate	7.07%	7.4%

The following table presents future payments due under leases reconciled to lease liabilities as of March 31, 2025:

	Finance Leases	Operating Leases
Year ended March 31, 2026	$ 362	$ 27,147
2027	343	24,158
2028	303	20,674
2029	123	14,121
2030	10	8,243
Thereafter	—	10,622
Total undiscounted lease payments	1,141	104,965
Present value discount	115	15,577
Lease liability	$1,026	$ 89,388

The following table presents supplemental disclosures of cash flow information related to leases for the fiscal years ended March 31, 2025 and March 31, 2024:

	March 31, 2025	March 31, 2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from finance leases	$ 64	$ 57
Operating cash flows from operating leases	26,022	27,406
Financing cash flows from finance leases	268	275
Supplemental non-cash information on lease liabilities arising from right-of-use assets:		
Right-of-use assets obtained in exchange for new finance lease liabilities	$ 302	$ 811
Right-of-use assets obtained in exchange for new operating lease liabilities	28,184	31,284

4. Acquisition

Bren-Tronics

On July 26, 2024, the Company completed the acquisition of all of the equity of Bren-Tronics Defense LLC for the aggregate purchase price consideration of $206,374 net of cash and restricted cash acquired subject to final purchase price adjustments as set forth in the stock purchase agreement. Bren-Tronics Defense LLC, headquartered in Commack, New York, is a leading manufacturer of highly reliable portable power solutions, including small and large format lithium batteries and charging solutions, for military and defense applications. The transaction was accounted for as a business combination by applying the acquisition method of accounting.

The following table summarizes the provisional fair values of the assets acquired and liabilities assumed at the date of the acquisition:

Trade Receivables	$ 10,325
Inventory	48,362
Prepaid and other current assets	1,392
Property, plant and equipment	14,701
Other intangible assets	90,500
Deferred Taxes	1,069
Other assets	2,003
Total assets acquired	$168,352
Accounts payable	2,485
Accrued liabilities	8,078
Other liabilities	2,236
Total liabilities assumed	$ 12,799
Net assets acquired	$155,553
Consideration transferred:	
Cash consideration, net of cash and restricted cash acquired	$206,374
Total consideration transferred	206,374
Less: Fair value of acquired identifiable assets and liabilities	155,553
Goodwill	$ 50,821

The amounts above represent the Company's provisional fair value estimates related to the acquisition as of July 26, 2024 and are subject to subsequent adjustments as additional information is obtained during the applicable measurement period. The primary areas of estimates that are not yet finalized include items that may arise from income tax returns or contingencies. The purchase price was allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed based on their acquisition date estimated fair values. The fair value of trade receivables acquired is $10,325, with gross contractual amounts being $10,325. The Company currently expects all to be collectible. The identifiable intangible assets consist of trademarks, customer relationships, and developed technology which were assigned fair values of $4,200, $63,100 and $23,200, respectively. The trade names and trademarks, customer relationships and developed technology are being amortized on a straight-line basis over weighted average useful lives of 6, 13 and 12 years, respectively.

Goodwill represents the excess of the purchase price over the net identifiable tangible and intangible assets acquired. The Company believes the goodwill related to the acquisition was attributable to the value of the assembled workforce as well as the collective experience of the management team with regards to its operations, customers, and industry. All acquired goodwill is deductible for tax purposes.

The results of the Bren-Tronics acquisition have been included in the Company's results of operations in the Specialty operating segment from the date of acquisition. Pro forma earnings and earnings per share computations have not been presented as this acquisition is not considered material.

5. Accounts Receivable

	March 31,	
	2025	2024
Accounts receivable	$606,617	$532,832
Allowance for doubtful accounts	8,675	8,107
Accounts receivable, net	$597,942	$524,725

During fiscal 2023, the Company entered into a Receivables Purchase Agreement (RPA), under which the Company continuously sells its interest in designated pools of trade accounts receivables, at a discount, to a special purpose entity, which in turn sells certain of the receivables to an unaffiliated financial institution ("unaffiliated financial institution") on a monthly basis. The Company may sell certain US-originated accounts receivable balances up to a maximum amount of $150,000. In return for these sales, the Company receives a cash payment equal to the face value of the receivables and is charged a fee of Secured Overnight Financing Rate ("SOFR") plus 85 basis points against the sold receivable balance. The program is conducted through EnerSys Finance LLC ("EnerSys Finance"), an entity structured to be bankruptcy remote, and matures in December 2025. The Company is deemed the primary beneficiary of EnerSys Finance as the Company has both the power to direct the activities that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive the benefits that could potentially be significant to the entity from the transfer of the trade accounts receivables into the special purpose entity. Accordingly, EnerSys Finance is included in the Company's Consolidated Financial Statements.

Receivables sold to unaffiliated financial institutions under the program are excluded from "Accounts receivable, net" on the Company's Consolidated Balance Sheets, and cash receipts are reflected as cash provided by operating activities on the Consolidated Statements of Cash Flows. The purchase price is received in cash when the receivables are sold, and fees charged relating to this balance are recorded to other (income) expense. Certain unsold receivables held by EnerSys Finance serve as collateral to unaffiliated financial institutions. These unsold receivables are included in "Accounts receivable, net" in the Company's Consolidated Balance Sheets. The Company continues servicing the receivables which were sold and in exchange receives a servicing fee from EnerSys Finance under the program.

During fiscal 2025, the Company sold $775,236 of accounts receivables for approximately $775,236 in net proceeds to an unaffiliated financial institution, of which $775,236 were collected as of March 31, 2025. Total collateralized accounts receivables of approximately $388,030, were held by EnerSys Finance at March 31, 2025.

During fiscal 2024, the Company sold $710,746 of accounts receivables for approximately $710,746 in net proceeds to an unaffiliated financial institution, of which $710,746 were collected as of March 31, 2024. Total collateralized accounts receivables of approximately $341,223, were held by EnerSys Finance at March 31, 2024.

Any accounts receivables held by EnerSys Finance would likely not be available to other creditors of the Company in the event of bankruptcy or insolvency proceedings relating to the Company until the outstanding balances under the RPA are satisfied. Additionally, the financial obligations of EnerSys Finance to the unaffiliated financial institutions under the program are limited to the assets it owns and there is no recourse to the Company for receivables that are uncollectible as a result of the insolvency of EnerSys Finance or its inability to pay the account debtors.

6. Inventories

	March 31,	
	2025	2024
Raw materials	$296,365	$284,773
Work-in-process	125,459	115,191
Finished goods	318,170	297,734
Total	$739,994	$697,698

7. Property, Plant, and Equipment

Property, plant, and equipment consist of:

	March 31,	
	2025	2024
Land, buildings, and improvements	$ 322,058	$ 313,258
Machinery and equipment	994,003	930,858
Construction in progress	115,500	91,829
	1,431,561	1,335,945
Less accumulated depreciation	(839,128)	(803,495)
Total	$ 592,433	$ 532,450

Depreciation expense for the fiscal years ended March 31, 2025, 2024, and 2023 totaled $69,071, $64,028, and $60,405, respectively. Interest capitalized in connection with major capital expenditures amounted to $4,544, $1,268, and $857 for the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

8. Goodwill and Other Intangible Assets

Other Intangible Assets

Information regarding the Company's other intangible assets are as follows:

	March 31,					
	2025			2024		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Indefinite-lived intangible assets:						
Trademarks	$129,210	$ (953)	$128,257	$131,167	$ (953)	$130,214
Finite-lived intangible assets:						
Customer relationships	356,800	(168,932)	187,868	295,215	(147,833)	147,382
Non-compete	2,825	(2,825)	—	2,825	(2,825)	—
Technology	119,645	(65,160)	54,485	96,708	(55,969)	40,739
Trademarks	14,815	(9,995)	4,820	9,554	(8,482)	1,072
Licenses	1,196	(1,196)	—	1,196	(1,196)	—
Total	$624,491	$(249,061)	$375,430	$536,665	$(217,258)	$319,407

The Company's amortization expense related to finite-lived intangible assets was $31,805, $27,993, and $30,748, for the years ended March 31, 2025, 2024 and 2023, respectively. The expected amortization expense based on the finite-lived intangible assets as of March 31, 2025, is $33,371 in fiscal 2026, $32,668 in fiscal 2027, $32,176 in fiscal 2028, $30,308 in fiscal 2029 and $25,202 in fiscal 2030.

Goodwill

The following table presents the changes in the carrying amount of goodwill by segment during fiscal 2024 and 2025:

	Energy Systems	Motive Power	Specialty	Total
Balance at March 31, 2023	$258,204	$321,530	$ 96,981	$676,715
Acquisitions	—	4,390	—	4,390
Foreign currency translation adjustment	807	798	224	1,829
Balance at March 31, 2024	$259,011	$326,718	$ 97,205	$682,934
Acquisitions	—	—	50,821	50,821
Foreign currency translation adjustment	(13,264)	328	254	(12,682)
Balance at March 31, 2025	$245,747	$327,046	$148,280	$721,073

Impairment of goodwill, finite and indefinite-lived intangibles

Goodwill is tested annually for impairment during the fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstances that indicate goodwill is more likely than not impaired. The Company did not record any impairment relating to its goodwill during fiscal 2024, 2023, and 2022.

During fiscal year 2025, there were no non-cash charges related to impairment of indefinite-lived trademarks under the caption "Impairment of indefinite-lived intangibles" in the Consolidated Statements of Income. During the fiscal year 2024, the Company recorded non-cash charges of $13,619, related to impairment of indefinite-lived trademarks under the caption "Impairment of indefinite-lived intangibles" in the Consolidated Statements of Income. Management completed its evaluation of key inputs used to estimate the fair value of its indefinite-lived trademarks and determined that an impairment charge was appropriate.

The Company estimated tax-deductible goodwill to be approximately $122,904 and $78,147 as of March 31, 2025 and 2024, respectively.

9. Prepaid and Other Current Assets

Prepaid and other current assets consist of the following:

	March 31,	
	2025	2024
Prepaid income taxes	$246,816	$ 94,866
Contract assets	71,774	55,363
Prepaid non-income taxes	21,357	19,509
Non-trade receivables	6,674	4,124
Other	62,126	53,087
Total	$408,747	$226,949

10. Accrued Expenses

Accrued expenses consist of the following:

	March 31,	
	2025	2024
Payroll and benefits	$ 90,956	$ 84,734
Accrued selling expenses	48,098	46,738
Contract liabilities	28,821	27,649
Warranty	28,090	26,304
Operating lease liabilities	22,357	19,280
Income taxes payable	22,110	16,716
Freight	19,908	16,549
VAT and other non-income taxes	14,649	17,595
Interest	9,025	9,201
Other	56,593	58,954
Total	$340,607	$323,720

11. Debt

The following summarizes the Company's long-term debt as of March 31, 2025 and March 31, 2024:

	2025		2024	
	Principal	Unamortized Issuance Costs	Principal	Unamortized Issuance Costs
Senior Notes	$ 600,000	$5,276	$600,000	$6,064
Fourth Amended Credit Facility, due 2026	490,000	1,183	210,000	1,971
	$1,090,000	$6,459	$810,000	$8,035
Less: Unamortized issuance costs	6,459		8,035	
Long-term debt, net of unamortized issuance costs	$1,083,541		$801,965	

The Company's Senior Notes comprise the following:

4.375% Senior Notes due 2027

On December 11, 2019, the Company issued $300,000 in aggregate principal amount of its 4.375% Senior Notes due December 15, 2027 (the "2027 Notes"). Proceeds from this offering, net of debt issuance costs were $296,250 and were utilized to pay down the Amended 2017 Revolver (defined below). The 2027 Notes bear interest at a rate of 4.375% per annum accruing from December 11, 2019. Interest is payable semiannually in arrears on June 15 and December 15 of each year, commencing on June 15, 2020. The 2027 Notes mature on December 15, 2027, unless earlier redeemed or repurchased in full and are unsecured and unsubordinated obligations of the Company. They are fully and unconditionally guaranteed, jointly and severally, by certain of its subsidiaries that are guarantors under the Fourth Amended Credit Facility (defined below). These guarantees are unsecured and unsubordinated obligations of such guarantors.

The Company may redeem, prior to September 15, 2027, all or a portion of the 2027 Notes at a price equal to 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued and unpaid interest and a "make whole" premium to, but excluding, the redemption date. The Company may redeem, on or after September 15, 2027, all or a portion of the 2027 Notes at a price equal to 100% of the principal amount of the 2027 Notes, plus accrued and unpaid interest to, but excluding, the redemption date. If a change of control triggering event occurs, the Company will be required to offer to repurchase the 2027 Notes at a price in cash equal to 101% of the

aggregate principal amount of the 2027 Notes, plus accrued and unpaid interest to, but excluding, the date of repurchase. The 2027 Notes were rank pari passu with the 2023 Notes (defined below) prior to their redemption.

6.625% Senior Notes due 2032

On January 11, 2024, the Company issued $300,000 in aggregate principal amount of its 6.625% Senior Notes due January 15, 2032 (the "2032 Notes"). Proceeds from this offering, net of debt issuance costs were $297,000 and were utilized to pay down the Fourth Amended Credit Facility. The 2032 Notes bear interest at a rate of 6.625% per annum accruing from January 11, 2024. Interest is payable semiannually in arrears on January 15 and July 15 of each year, commencing on July 15, 2024. The 2032 Notes mature on January 15, 2032, unless earlier redeemed or repurchased in full and are unsecured and unsubordinated obligations of the Company. They are fully and unconditionally guaranteed, jointly and severally, by certain of its subsidiaries that are guarantors under the Fourth Amended Credit Facility (defined below). These guarantees are unsecured and unsubordinated obligations of such guarantors.

The Company may redeem, prior to January 15, 2027, all or a portion of the 2032 Notes at a price equal to 100% of the aggregate principal amount of the 2032 Notes to be redeemed, plus accrued and unpaid interest and a "make whole" premium to, but excluding, the redemption date. The Company may redeem, on or after January 15, 2027, all or a portion of the 2032 Notes at a price equal to 100% of the principal amount of the 2032 Notes, plus accrued and unpaid interest and a redemption premium to, but excluding, the redemption date. The Company may, in compliance with certain conditions, on any one or more occasions redeem up to 40% of the original aggregate principal amount of the 2032 Notes, with the net cash proceeds of one or more equity offerings at a price equal to 106.625% of the aggregate principal amount of the 2032 Notes, plus accrued and unpaid interest to, but excluding, the redemption date. If a change of control triggering event occurs, the Company will be required to offer to repurchase the 2032 Notes at a price in cash equal to 101% of the aggregate principal amount of the 2032 Notes, plus accrued and unpaid interest to, but excluding, the date of repurchase.

2017 Credit Facility and Subsequent Amendments

In fiscal 2018, the Company entered into a credit facility (the "2017 Credit Facility"). The 2017 Credit Facility scheduled to mature on September 30, 2022, initially comprised a $600,000 senior secured revolving credit facility ("2017 Revolver") and a $150,000 senior secured term loan ("2017 Term Loan"). The Company utilized the borrowings from the 2017 Credit Facility to repay its pre-existing credit facility.

In fiscal 2019, the Company amended the 2017 Credit Facility (as amended, the "Amended Credit Facility") to fund the Alpha acquisition. The Amended Credit Facility consisted of $449,105 senior secured term loans (the "Amended Term Loan"), including a CAD 133,050 ($99,105) senior secured term loan and a $700,000 senior secured revolving credit facility (the "Amended Revolver"). The amendment resulted in an increase of the 2017 Term Loan and the 2017 Revolver by $299,105 and $100,000, respectively.

During the second quarter of fiscal 2022, the Company entered into a second amendment to the 2017 Credit Facility (as amended, the "Second Amended Credit Facility"). The Second Amended Credit Facility, scheduled to mature on September 30, 2026, consists of a $130,000 senior secured term loan (the "Second Amended Term Loan"), a CAD 106,440 ($84,229) senior secured term loan and an $850,000 senior secured revolving credit facility (the "Second Amended Revolver"). The second amendment resulted in a decrease of the Amended Term Loan by $150,000 and an increase of the Amended Revolver by $150,000.

During the second quarter of fiscal 2023, the Company entered into a third amendment to the 2017 Credit Facility (as amended, the "Third Amended Credit Facility"). The Third Amended Credit Facility provides a new incremental delayed-draw senior secured term loan up to $300,000 (the "Third Amended Term Loan"), which shall be available to draw at any time until March 15, 2023. Once drawn, the funds will mature on September 30, 2026, the same as the Company's Second Amended Term loan and Second Amended Revolver. In connection with the agreement, the Company incurred $1,161 in third party administrative and legal fees recognized in

interest expense and capitalized $1,096 in charges from existing lenders as a deferred asset. During the fourth quarter of fiscal 2023, the Company drew $300,000 in the form of the Third Amended Term Loan. Additionally, the Company derecognized the capitalized deferred asset and recognized the $1,096 as a deferred financing costs.

During the fourth quarter of fiscal 2023, the Company entered into a fourth amendment to the 2017 Credit Facility (as amended, the "Fourth Amended Credit Facility"). The Fourth Amended Credit Facility replaces the London Interbank Offered Rate ("LIBOR") with the Secured Overnight Financing Rate ("SOFR") in the calculation of interest for both the Second Amended Revolver and the Second Amended Term Loan.

In the fourth quarter of fiscal year 2024, we received proceeds from the issuance of the 2032 Senior Notes and paid down $86,488 and $188,750 towards the Second and Third Amended Term loans and wrote off $753 in deferred finance costs.

Subsequent to the fourth amendment, the quarterly installments payable on the Second Amended Term Loan are $2,607 beginning December 31, 2022, $3,911 beginning December 31, 2024 and $5,215 beginning December 31, 2025 with a final payment of $156,448 on September 30, 2026. The Fourth Amended Credit Facility may be increased by an aggregate amount of $350,000 in revolving commitments and /or one or more new tranches of term loans, under certain conditions. Both the Second Amended Revolver and the Second Amended Term Loan bear interest, at the Company's option, at a rate per annum equal to either (i) the SOFR or Canadian Dollar Offered Rate ("CDOR") plus (i) Term SOFR plus between 1.125% and 2.25% (currently 1.250% and based on the Company's consolidated net leverage ratio) or (ii) the U.S. Dollar Base Rate (which equals, for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) Bank of America "Prime Rate" and (c) the Eurocurrency Base Rate plus 1%; provided that, if the Base Rate shall be less than zero, such rate shall be deemed zero) (iii) the CDOR Base Rate equal to the higher of (a) Bank of America "Prime Rate" and (b) average 30-day CDOR rate plus 0.50%.

The quarterly installments payable on the Third Amended Term Loan are $3,750 beginning June 30, 2023, $5,625 beginning December 31, 2024 and $7,500 beginning December 31, 2025 with a final payment of $232,500 on September 30, 2026. The Third Amended Term Loan bears interest, at the Company's option, at a rate per annum equal to either (i) the Secured Overnight Financing Rate ("SOFR") plus 10 basis points plus (i) Term SOFR plus between 1.375% and 2.50% (currently 1.500% and based on the Company's consolidated net leverage ratio) or (ii) the U.S. Dollar Base Rate plus between 0.375% and 1.50%, which equals, for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) Bank of America "Prime Rate" and (c) the Term SOFR plus 1%; provided that, if the Base Rate shall be less than zero, such rate shall be deemed zero). Until the funds were drawn on March 13, 2023, the Company paid a commitment fee of 0.175% to 0.35% at a rate per annum on the unused portion.

Obligations under the Fourth Amended Credit Facility are secured by substantially all of the Company's existing and future acquired assets, including substantially all of the capital stock of the Company's United States subsidiaries that are guarantors under the Second Amended Credit Facility and up to 65% of the capital stock of certain of the Company's foreign subsidiaries that are owned by the Company's United States subsidiaries.

The Fourth Amended Credit Facility allows for up to two temporary increases in the maximum leverage ratio to 4.50x from 4.00x to 4.25x for a four quarter period following an acquisition larger than $250,000. Effective with the Third Amended Credit Facility, the maximum leverage ratio increased from 3.50x to 4.25x effective to the last day of the second quarter of fiscal year 2024 and decreasing subsequently to 4.00x.

As of March 31, 2025, the Company had $280,000 outstanding on the Second Amended Revolver, $110,000 under the Second Amended Term Loan and $100,000 outstanding under the Third Amended Term Loan.

Interest Rates on Long Term Debt

The weighted average interest rate on the long term debt at March 31, 2025 and March 31, 2024, was 4.5% and 5.2%, respectively.

Interest Paid

The Company paid in cash, $48,806, $48,080 and $58,368, net of interest received, for interest during the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

Covenants

The Company's financing agreements contain various covenants, which, absent prepayment in full of the indebtedness and other obligations, or the receipt of waivers, would limit the Company's ability to conduct certain specified business transactions including incurring debt, mergers, consolidations or similar transactions, buying or selling assets out of the ordinary course of business, engaging in sale and leaseback transactions, paying dividends and certain other actions. The Company is in compliance with all such covenants.

Short-Term Debt

As of March 31, 2025 and 2024, the Company had $28,502 and $30,444, respectively, of short-term borrowings. The weighted-average interest rate on these borrowings was approximately 4.7% and 6.7%, respectively, for fiscal years ended March 31, 2025 and 2024.

Letters of Credit

As of March 31, 2025 and 2024, the Company had $5,584 and $3,919, respectively, of standby letters of credit.

Debt Issuance Costs

The Company capitalized $4,412 in debt issuance costs in connection with the issuance of the Senior Notes. We also wrote off $753 in deferred financing costs related to the Second and Third Amended Term Loans. Amortization expense, relating to debt issuance costs, included in interest expense was $0, $1,697, and $1,964 for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. Debt issuance costs, net of accumulated amortization, totaled $6,459 and $8,035 as of March 31, 2025 and 2024, respectively.

Available Lines of Credit

As of March 31, 2025 and 2024, the Company had available and undrawn, under all its lines of credit, $652,552 and $938,334, respectively, including $87,982 and $90,866, respectively, of uncommitted lines of credit as of March 31, 2025 and March 31, 2024.

12. Other Liabilities

Other liabilities consist of the following:

	March 31,	
	2025	2024
Operating lease liabilities	$ 67,033	$ 61,687
Warranty	38,331	34,515
Long-term interest rate swaps	33,002	19,167
Pension	25,307	25,512
Liability for uncertain tax positions	3,335	3,300
Contract liabilities	2,801	959
Other	5,109	6,742
Total	$174,918	$151,882

13. Fair Value of Financial Instruments

Recurring Fair Value Measurements

The following tables represent the financial assets and (liabilities) measured at fair value on a recurring basis as of March 31, 2025 and March 31, 2024 and the basis for that measurement:

	Total Fair Value Measurement March 31, 2025	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Lead forward contracts	$ (225)	$—	$ (225)	$—
Foreign currency forward contracts	1,629	—	1,629	—
Interest rate swaps	5	—	5	—
Net investment hedges	(33,002)	—	(33,002)	—
Total derivatives	$(31,593)	$—	$(31,593)	$—

	Total Fair Value Measurement March 31, 2024	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Lead forward contracts	$ (835)	$—	$ (835)	$—
Foreign currency forward contracts	5	—	5	—
Interest Rate Swaps	2,696		2,696	
Net investment hedges	(19,167)	—	(19,167)	—
Total derivatives	$(17,301)	$—	$(17,301)	$—

The fair values of lead forward contracts are calculated using observable prices for lead as quoted on the London Metal Exchange ("LME") and, therefore, were classified as Level 2 within the fair value hierarchy as described in Note 1, Summary of Significant Accounting Policies.

The fair values for foreign currency forward contracts, interest rate swaps, and net investment hedges are based upon current quoted market prices and are classified as Level 2 based on the nature of the underlying market in which these derivatives are traded.

The fair value of interest rate swap agreements are based on observable prices as quoted for receiving the variable one month term SOFR and paying fixed interest rates and, therefore, were classified as Level 2.

Financial Instruments

The fair values of the Company's cash and cash equivalents approximate carrying value due to their short maturities.

The fair value of the Company's short-term debt and borrowings under the Second Amended Credit Facility (as defined in Note 10), approximate their respective carrying value, as they are variable rate debt and the terms are comparable to market terms as of the balance sheet dates and are classified as Level 2.

The fair value of the Company's 2032 Notes and 2027 Notes, (collectively, the "Senior Notes") represent the trading values based upon quoted market prices and are classified as Level 2. The 2032 Notes were trading at approximately 101% and 100% of face value on March 31, 2025 and March 31, 2024, respectively. The 2027 Notes were trading at approximately 96% and 94% of face value on March 31, 2025 and March 31, 2024, respectively.

The carrying amounts and estimated fair values of the Company's derivatives and Senior Notes at March 31, 2025 and 2024 were as follows:

| | March 31, 2025 | | March 31, 2024 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Derivatives[1]	$ —	$ —	$ —	$ —
Financial liabilities:				
Senior Notes[2]	$600,000	$591,420	$600,000	$582,750
Derivatives[1]	(31,593)	(31,593)	(17,301)	(17,301)

(1) Represents lead, foreign currency forward contracts, interest rate swaps, and net investment hedges (see Note 14 for asset and liability positions of the lead, foreign currency forward contracts and net investment hedges at March 31, 2025 and March 31, 2024).

(2) The fair value amount of the Senior Notes at March 31, 2025 and March 31, 2024 represent the trading value of the instruments.

Non-recurring fair value measurements

The valuation of goodwill and other intangible assets is based on information and assumptions available to the Company at the time of acquisition, using income and market approaches to determine fair value. The Company tests goodwill and other intangible assets annually for impairment, or when indications of potential impairment exist (see Note 1).

Goodwill is tested for impairment by determining the fair value of the Company's reporting units. The unobservable inputs used to measure the fair value of the reporting units include projected growth rates, profitability, and the risk factor premium added to the discount rate. The remeasurement of the reporting unit fair value is classified as a Level 3 fair value assessment due to the significance of unobservable inputs developed using company-specific information.

The inputs used to measure the fair value of other intangible assets were largely unobservable and accordingly were also classified as Level 3. The fair value of trademarks is based on an estimate of the royalties saved that would have been paid to a third party had the Company not owned the trademark. The fair value of other indefinite-lived intangibles was estimated using the income approach, based on cash flow projections of revenue growth rates, taking into consideration industry and market conditions.

On November 8, 2023, the Company's Board of Directors approved a plan to stop production and operations of residential renewable energy products, which include our OutBack and Mojave brands. Management determined that residential renewable energy products no longer fit with the Company's core strategy and resources will be better allocated toward commercial energy solutions for enterprise customers. As a result the Company's indefinite-lived trademark, which were acquired through acquisition, was recorded at fair value on a non-recurring basis at $880 and the remeasurement resulted in an impairment of $6,020 in the third quarter of fiscal 2024. In determining the fair value of these assets, the Company used a royalty rate of 1.5% based on comparable market rates and used discount rate of 24.5%. The inputs used to measure the fair value were largely unobservable and accordingly were classified as Level 3.

In the fourth quarter of fiscal 2024, the Company finalized a strategy to stop marketing certain brands including the Purcell products. These indefinite-lived trademarks, which were acquired through acquisitions, were recorded at fair value on a non-recurring basis at $7,599 and the remeasurement resulted in the full impairment charge of the carrying value.

In connection with the annual impairment testing conducted as of January 2, 2023, two of the Company's indefinite-lived trademarks, which were acquired through acquisitions, were recorded at fair value on a non-recurring basis at $6,900 and the remeasurements resulted in an impairment of $480. In determining the fair value of these assets, the Company used a royalty rate of 1.5% based on comparable market rates and used discount rate of 24.0%.

These impairment charges relating to goodwill and indefinite-lived trademarks are included under the captions *Impairment of goodwill* and *Impairment of indefinite-lived intangibles* in the Consolidated Statements of Income.

Ooltewah

On June 29, 2022, the Company committed to a plan to close its facility in Ooltewah, Tennessee, which focused on manufacturing flooded motive power batteries for electric forklifts. Management determined that future demand for traditional motive power flooded cells will decrease as customers transition to maintenance free product solutions in lithium and Thin Plate Pure Lead (TPPL). As a result, the Company concluded that the carrying value of the asset group was not recoverable and recorded during the first quarter of fiscal 2023 a write-off of $7,300 of the fixed assets, for which there is expected to be no salvageable value. The valuation technique used to measure the fair value of fixed assets was a combination of the income and market approaches. The inputs used to measure the fair value of these fixed assets under the income approach were largely unobservable and accordingly were classified as Level 3

Hagen, Germany

In fiscal 2021, the Company committed to a plan to substantially close all of its facility in Hagen, Germany, which produces flooded motive power batteries for forklifts. Management determined that future demand for the motive power batteries produced at this facility was not sufficient, given the conversion from flooded to maintenance free batteries by customers, the existing number of competitors in the market, as well as the near term decline in demand and increased uncertainty from the pandemic. As a result, the Company concluded that the carrying value of the asset group is not recoverable and recorded a write-off of $3,975 of the fixed assets to their estimated fair value of $14,456, which was recognized in the third quarter of fiscal 2021. The valuation technique used to measure the fair value of fixed assets was a combination of the income and market approaches. The inputs used to measure the fair value of these fixed assets under the income approach were largely unobservable and accordingly were classified as Level 3.

In the fourth quarter of fiscal 2025, the Company reclassified property, plant and equipment with a carrying value of $7,000 to assets held for sale on the Consolidated Balance Sheet and recognized an impairment loss of $4,867 under the caption *Loss on assets held for sale* on its consolidated statement of income, by recording the carrying value of these assets to their estimated fair value of $2,113, based on a non-recurring basis. The fair value was based on the expected proceeds, less costs to sell.

14. Derivative Financial Instruments

The Company utilizes derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest under established procedures and controls. The Company does not enter into derivative contracts for speculative purposes. The Company's agreements are with creditworthy financial institutions and the Company anticipates performance by counterparties to these contracts and therefore no material loss is expected.

Derivatives in Cash Flow Hedging Relationships

Lead Forward Contracts

The Company enters into lead forward contracts to fix the price for a portion of its lead purchases. Management considers the lead forward contracts to be effective against changes in the cash flows of the underlying lead

purchases. The vast majority of such contracts are for a period not extending beyond one year. At March 31, 2025 and 2024, the Company has hedged the price to purchase approximately 70.0 million pounds and 53.0 million pounds of lead, respectively, for a total purchase price of $63,841 and $49,977, respectively.

Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts and options to hedge a portion of the Company's foreign currency exposures for lead, as well as other foreign currency exposures so that gains and losses on these contracts offset changes in the underlying foreign currency denominated exposures. The vast majority of such contracts are for a period not extending beyond one year. As of March 31, 2025 and 2024, the Company had entered into a total of $39,196 and $46,159, respectively, of such contracts.

Interest Rate Swap Agreements

The Company is exposed to changes in variable interest rates on borrowings under our credit agreement. On a selective basis, from time to time, it enters into interest rate swap agreements to reduce the negative impact that increases in interest rates could have on our outstanding variable rate debt. At March 31, 2025 and 2024 such agreements effectively convert $200,000 of our variable-rate debt to a fixed-rate basis, utilizing the one-month term SOFR, as a floating rate reference. Fluctuations in SOFR and fixed rates affect both our net financial investment position and the amount of cash to be paid or received by us under these agreements.

Derivatives in Net Investment Hedging Relationships

Net Investment Hedges

The Company uses cross currency fixed interest rate swaps to hedge its net investments in foreign operations against future volatility in the exchange rates between the U.S. Dollar and Euro.

On September 29, 2022, the Company terminated its $300,000 cross-currency fixed interest rate swap contracts, originally entered into on December 23, 2021, and received a net settlement of $43,384. The cash proceeds were included in Proceeds from termination of net investment hedges in our Consolidated Statements of Cash Flows.

On September 29, 2022, the Company entered into cross-currency fixed interest rate swap contracts with an aggregate notional amount of $150,000, maturing on December 15, 2027. On July 2, 2024, the Company entered into cross-currency fixed interest rate swap contracts with an aggregate notional amount of $150,000, maturing on January 15, 2029. Additionally, on December 23, 2024 and December 24, 2024 , the Company entered into cross-currency fixed interest rate swap contracts each with an aggregate notional amount of $150,000, maturing on June 15, 2028 and December 15, 2026, respectively. The cross-currency fixed interest rate swap contracts qualify for hedge accounting as a net investment hedging instrument, which allows for them to be remeasured to foreign currency translation adjustment within AOCI ("Accumulated Other Comprehensive Income") to offset the translation risk from those investments. Balances in the foreign currency translation adjustment accounts remain until the sale or substantially complete liquidation of the foreign entity, upon which they are recognized as a component of income (expense).

Impact of Hedging Instruments on AOCI

In the coming twelve months, the Company anticipates that $12,569 of pretax gain relating to lead, foreign currency forward contracts, interest rate swaps, and net investment hedges will be reclassified from AOCI as part of cost of goods sold and interest expense. This amount represents the current net unrealized impact of hedging lead, foreign exchange rates and interest rates, which will change as market rates change in the future. This amount will ultimately be realized in the Consolidated Statements of Income as an offset to the corresponding actual changes in lead, foreign exchange rates and lead costs resulting from variable lead cost, foreign exchange and interest rates hedged.

Derivatives not Designated in Hedging Relationships

Foreign Currency Forward Contracts

The Company also enters into foreign currency forward contracts to economically hedge foreign currency fluctuations on intercompany loans and foreign currency denominated receivables and payables. These are not designated as hedging instruments and changes in fair value of these instruments are recorded directly in the Consolidated Statements of Income. As of March 31, 2025 and 2024, the notional amount of these contracts was $63,146 and $69,319, respectively.

Presented below in tabular form is information on the location and amounts of derivative fair values in the Consolidated Balance Sheets and derivative gains and losses in the Consolidated Statements of Income:

Fair Value of Derivative Instruments
March 31, 2025 and 2024

	Derivatives and Hedging Activities Designated as Cash Flow Hedges		Derivatives and Hedging Activities Designated as Net Investment Hedges		Derivatives and Hedging Activities Not Designated as Hedging Instruments	
	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Prepaid and other current assets:						
Lead forward contracts	$—	$ —	$ —	$ —	$ —	$—
Foreign currency forward contracts	—	396	—	—	1,919	—
Other Assets:						
Interest rate swaps	5	2,696	—	—	—	—
Total assets	$ 5	$3,092	$ —	$ —	$1,919	$—
Accrued expenses:						
Lead forward contracts	$225	$ 835	$ —	$ —	$ —	$—
Foreign currency forward contracts	290	—	—	—	—	391
Other liabilities:						
Interest rate swaps	—	—	—	—	—	—
Net investment hedges	—	—	33,002	19,167	—	—
Total liabilities	$515	$ 835	$33,002	$19,167	$ —	$391

The Effect of Derivative Instruments on the Consolidated Statements of Income
For the fiscal year ended March 31, 2025

Derivatives Designated as Cash Flow Hedges	Pretax Gain (Loss) Recognized in AOCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Pretax Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
Lead forward contracts	$(3,703)	Cost of goods sold	$(4,880)
Foreign currency forward contracts	1,475	Cost of goods sold	1,297
Interest Rate Swaps	(825)	Interest expense	1,866
Total	$(3,053)		$(1,717)

Derivatives Designated as Net Investment Hedges	Pretax Gain (Loss) Recognized in AOCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Pretax Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
Cross currency fixed interest rate swaps . .	$(9,422)	Interest expense	$4,413
Total	$(9,422)		$4,413

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivatives	Pretax Gain (Loss)
Foreign currency forward contracts	Other (income) expense, net	$3,136
Total		$3,136

The Effect of Derivative Instruments on the Consolidated Statements of Income
For the fiscal year ended March 31, 2024

Derivatives Designated as Cash Flow Hedges	Pretax Gain (Loss) Recognized in AOCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Pretax Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
Lead forward contracts	$ (455)	Cost of goods sold	$5,388
Foreign currency forward contracts	1,740	Cost of goods sold	612
Interest rate swaps	6,915	Interest Expense	3,057
Total	$8,200		$9,057

Derivatives Designated as Net Investment Hedges	Pretax Gain (Loss) Recognized in AOCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Pretax Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
Cross currency fixed interest rate swaps	$(2,695)	Interest expense	$713
Total	$(2,695)		$713

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivatives	Pretax Gain (Loss)
Foreign currency forward contracts	Other (income) expense, net	$(846)
Total		$(846)

The Effect of Derivative Instruments on the Consolidated Statements of Income
For the fiscal year ended March 31, 2023

Derivatives Designated as Cash Flow Hedges	Pretax Gain (Loss) Recognized in AOCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Pretax Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
Lead forward contracts	$(3,883)	Cost of goods sold	$(3,765)
Foreign currency forward contracts	1,849	Cost of goods sold	2,589
Interest rate swaps	$(1,162)	Interest expense	$ —
Total	$(3,196)		$(1,176)

Derivatives Designated as Net Investment Hedges	Pretax Gain (Loss) Recognized in AOCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Pretax Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
Cross currency fixed interest rate swaps	$29,201	Interest expense	$3,587
Total	$29,201		$3,587

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivatives	Pretax Gain (Loss)
Foreign currency forward contracts	Other (income) expense, net	$1,182
Total		$1,182

15. Income Taxes

	Fiscal year ended March 31,		
	2025	2024	2023
Current income tax expense			
Current:			
Federal	$ 39,021	$ 21,785	$ 21,203
State	11,147	3,252	5,654
Foreign	24,599	27,396	23,208
Total current income tax expense	74,767	52,433	50,065
Deferred income tax (benefit) expense			
Federal	(6,000)	(25,008)	(18,370)
State	(1,446)	(3,564)	(2,534)
Foreign	(24,479)	(772)	5,668
Total deferred income tax (benefit) expense	(31,925)	(29,344)	(15,236)
Total income tax expense	$ 42,842	$ 23,089	$ 34,829

Earnings before income taxes consists of the following:

	Fiscal year ended March 31,		
	2025	2024	2023
United States	$201,332	$ 99,230	$ 38,703
Foreign	205,245	192,955	171,936
Earnings before income taxes	$406,577	$292,185	$210,639

Income taxes paid by the Company for the fiscal years ended March 31, 2025, 2024 and 2023 were $40,410, $28,810 and $46,309, respectively.

The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities:

| | March 31, | |
	2025	2024
Deferred tax assets:		
Accounts receivable	$ 278	$ 309
Inventories	13,154	13,472
Net operating loss carryforwards	44,442	51,005
Lease liabilities	21,016	20,081
Capitalized R&D Expenditures	48,856	32,740
Accrued expenses	42,909	35,132
Other assets	22,080	29,079
Gross deferred tax assets	192,735	181,818
Less valuation allowance	(25,594)	(35,754)
Total deferred tax assets	167,141	146,064
Deferred tax liabilities:		
Property, plant and equipment	49,025	45,493
Lease Right-of-use assets	21,016	20,071
Intangible assets	32,332	56,726
Other liabilities	7,616	4,560
Total deferred tax liabilities	109,989	126,850
Net deferred tax assets (liabilities)	$ 57,152	$ 19,214

The Company has approximately $359 in United States federal net operating loss carryforwards, all of which are limited by Section 382 of the Internal Revenue Code, with expirations between fiscal 2025 and fiscal 2028. The Company has approximately $155,259 of foreign net operating loss carryforwards, of which $110,599 may be carried forward indefinitely and $44,660 expire between fiscal 2025 and fiscal 2043. In addition, the Company also has approximately $18,806 of state net operating loss carryforwards with expirations between fiscal 2028 and fiscal 2045.

The following table sets forth the changes in the Company's valuation allowance for fiscal 2025, 2024 and 2023:

	Balance at Beginning of Period	Additions Charged to Expense	Valuation Allowance Reversal	Other[1]	Balance at End of Period
Fiscal year ended March 31, 2023	31,017	2,654	(586)	(1,913)	31,172
Fiscal year ended March 31, 2024	31,172	9,463	(2,614)	(2,267)	35,754
Fiscal year ended March 31, 2025	35,754	4,949	(9,219)	(5,890)	25,594

(1) Includes the impact of currency changes and the expiration of net operating losses for which a full valuation allowance was recorded.

As of March 31, 2025 and 2024, the Company had no federal valuation allowance and the valuation allowance associated with the state tax jurisdictions was $468 and $535, respectively.

As of March 31, 2025 and 2024, the valuation allowance associated with certain foreign tax jurisdictions was $25,126 and $35,219, respectively. Of the net decrease of $(10,093), $(4,203) was recorded as a decrease to tax expense primarily related to deferred tax assets utilized in the current year that were previously not more likely than not to be realized, and by $(5,890) primarily related to foreign currency translation adjustments and expiration of foreign net operating losses for which a full valuation allowance was recorded.

A reconciliation of income taxes at the statutory rate (21.0% for fiscal 2025, 2024 and 2023) to the income tax provision is as follows:

	Fiscal year ended March 31,		
	2025	2024	2023
United States statutory income tax expense	$ 85,381	$ 61,358	$ 44,233
Increase (decrease) resulting from:			
State income taxes, net of federal effect	7,361	(995)	1,714
Nondeductible expenses and other	14,135	3,833	6,028
Net effect of GILTI, FDII, BEAT	3,322	3,313	2,457
Effect of foreign operations	(14,074)	(17,475)	(12,978)
Valuation allowance	(4,270)	6,849	2,068
Research and Development Credit	(5,652)	(5,158)	(5,063)
AMPC Impact	(38,764)	(28,636)	(3,630)
Tax Act	(4,597)	—	—
Income tax expense	$ 42,842	$ 23,089	$ 34,829

The Organization for Economic Co-operation and Development (OECD) has a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar 2), with certain aspects of Pillar 2 effective for taxable years beginning after December 31, 2023. While it is uncertain whether the U.S. will enact legislation to adopt Pillar 2, certain countries in which we operate have adopted legislation, and other countries are in the process of introducing legislation to implement Pillar 2. The impact to the Company is not material in the current year.

On August 26, 2024, the U.S. Tax Court issued a ruling in *Varian Medical Systems, Inc. v. Commissioner ("Varian")*. The ruling related to the U.S. taxation of deemed foreign dividends in the transition tax of the Tax Cuts and Jobs Act ("Tax Act") which was originally recorded in fiscal 2018. The impact of the enacted legislation and ruling is included in our fiscal year results. The Company will continue to monitor and evaluate as new legislation and guidance is issued.

In fiscal 2025 the Company entered into a cost sharing arrangement and platform contribution transaction ("IP Transaction") related to certain intellectual property between the EnerSys U.S. and a Swiss subsidiary. Although the transaction between consolidated entities did not result in any gain in the consolidated statement of operations, the Company recorded a net tax expense of approximately $2,500 primarily due to the difference in the tax rate between the US and Switzerland. The net expense represents the tax recognized by the selling jurisdiction offset by the value of future tax deductions for amortization of the assets in the acquiring jurisdiction.

The effective income tax rates for the fiscal years ended March 31, 2025, 2024 and 2023 were 10.5%, 7.9% and 16.5%, respectively. The effective income tax rate with respect to any period may be volatile based on the mix of income in the tax jurisdictions in which the Company operates and the amount of its consolidated income before taxes. The rate increase in fiscal 2025 compared to fiscal 2024 is primarily due to the impact of Pillar 2, IP Transaction, and mix of earnings among tax jurisdictions offset by the impact of *Varian*. The rate decrease in fiscal 2024 compared to fiscal 2023 is primarily due to the impact of IRA offset by changes in mix of earnings among tax jurisdictions.

In fiscal 2025, the foreign effective income tax rate on foreign pre-tax income of $205,245 was 0.1%. In fiscal 2024, the foreign effective income tax rate on foreign pre-tax income of $192,955 was 13.8% and in fiscal 2023, the foreign effective income tax rate on foreign pre-tax income of $171,936 was 16.8%. The rate decrease in fiscal 2025 compared to fiscal 2024 is primarily due the IP Transaction offset by changes in mix of earnings among tax jurisdictions. The rate decrease in fiscal 2024 compared to fiscal 2023 is primarily due to additional income taxes recorded on undistributed earnings in fiscal 2023 and changes in mix of earnings among tax jurisdictions.

Income from the Company's Swiss subsidiary comprised a substantial portion of its overall foreign mix of income for the fiscal years ended March 31, 2025, 2024 and 2023 and was taxed at approximately (13)%, 9% and 7%, respectively. The rate decrease in fiscal 2025 compared to fiscal 2024 is primarily related to the IP Transaction.

The Company has approximately $1,342,000 and $1,352,000 of undistributed earnings of foreign subsidiaries for fiscal years 2025 and 2024, respectively. A small portion of the above earnings were no longer considered indefinitely reinvested, as a result, the Company recorded additional income taxes in prior years. The Company intends to continue to be indefinitely

reinvested on the remaining undistributed foreign earnings and outside basis differences and therefore, no additional income taxes have been provided.

Uncertain Tax Positions

The following table summarizes activity of the total amounts of unrecognized tax benefits:

| | Fiscal year ended March 31, | | |
	2025	2024	2023
Balance at beginning of year	$2,845	$3,495	$ 4,770
Increases related to current year tax positions	630	(2)	24
Increases related to prior year tax positions	—	—	(1)
Decreases related to prior tax positions	—	(129)	—
Decreases related to prior year tax positions settled	—	—	(77)
Lapse of statute of limitations	(595)	(519)	(1,221)
Balance at end of year	$2,880	$2,845	$ 3,495

All of the balance of unrecognized tax benefits at March 31, 2025, if recognized, would be included in the Company's Consolidated Statements of Income and have a favorable impact on both the Company's net earnings and effective tax rate.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions and is routinely subject to income tax examinations. As of March 31, 2025, the most significant tax examinations in process are the United States and Switzerland. The Company regularly assesses the likely outcomes of its tax audits and disputes to determine the appropriateness of its tax reserves. However, any tax authority could take a position on tax treatment that is contrary to the Company's expectations, which could result in tax liabilities in excess of reserves. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2009.

While the net effect on total unrecognized tax benefits cannot be reasonably estimated, approximately $668 is expected to reverse in fiscal 2026 due to expiration of various statute of limitations.

The Company recognizes tax related interest and penalties in income tax expense in its Consolidated Statements of Income. As of March 31, 2025 and 2024, the Company had an accrual of $455 and $455, respectively, for interest and penalties.

16. Retirement Plans

Defined Benefit Plans

The Company sponsors several retirement and pension plans covering eligible salaried and hourly employees. The Company uses a measurement date of March 31 for its pension plans.

Net periodic pension cost for fiscal 2025, 2024 and 2023, includes the following components:

	United States Plans			International Plans		
	Fiscal year ended March 31,			Fiscal year ended March 31,		
	2025	2024	2023	2025	2024	2023
Service cost	$ —	$ —	$ —	$ 954	$ 884	$ 918
Interest cost	491	657	582	2,501	2,215	1,715
Expected return on plan assets	(141)	(424)	(455)	(1,421)	(1,244)	(2,005)
Amortization and deferral	(61)	—	—	582	326	478
Settlement gain	(1,548)	—	—	—	—	—
Net periodic benefit cost	$(1,259)	$ 233	$ 127	$ 2,616	$ 2,181	$ 1,106

The following table sets forth a reconciliation of the related benefit obligation, plan assets, and accrued benefit costs related to the pension benefits provided by the Company for those employees covered by defined benefit plans:

	United States Plans		International Plans	
	March 31,		March 31,	
	2025	2024	2025	2024
Change in projected benefit obligation				
Benefit obligation at the beginning of the period	$ 13,313	$14,056	$ 55,806	$ 51,718
Service cost	—	—	954	884
Interest cost	491	657	2,501	2,215
Benefits paid, inclusive of plan expenses	(635)	(865)	(2,759)	(2,353)
Plan curtailments and settlements	(13,338)	—	—	—
Plan combinations	—	—	—	1,835
Actuarial (gains) losses	169	(535)	(3,601)	633
Foreign currency translation adjustment	—	—	901	874
Benefit obligation at the end of the period	$ —	$13,313	$ 53,802	$ 55,806
Change in plan assets				
Fair value of plan assets at the beginning of the period	$ 15,153	$13,975	$ 32,563	$ 40,104
Actual return on plan assets	(23)	2,043	(2,075)	(7,717)
Employer contributions	—	—	1,720	1,655
Benefits paid, inclusive of plan expenses	(635)	(865)	(2,759)	(2,353)
Plan curtailments and settlements	(13,338)	—	—	—
Foreign currency translation adjustment	—	—	715	874
Fair value of plan assets at the end of the period	$ 1,157	$15,153	$ 30,164	$ 32,563
Funded status surplus (deficit)	$ 1,157	$ 1,840	$(23,638)	$(23,243)

	March 31,	
	2025	2024
Amounts recognized in the Consolidated Balance Sheets consist of:		
Non-current assets	$ 4,409	$ 5,606
Accrued expenses	(1,583)	(1,497)
Other liabilities	(25,307)	(25,512)
Funded status deficit	$(22,481)	$(21,403)

The following table represents pension components (before tax) and related changes (before tax) recognized in AOCI for the Company's pension plans for the years ended March 31, 2025, 2024 and 2023:

	Fiscal year ended March 31,		
	2025	2024	2023
Amounts recorded in AOCI before taxes:			
Prior service cost	$ (43)	$ (85)	$ (128)
Net loss	(11,145)	(9,590)	(2,307)
Net amount recognized	$(11,188)	$(9,675)	$(2,435)

The following table represents changes in plan assets and benefit obligations recognized in AOCI for the Company's pension plans for the years ended March 31, 2025, 2024 and 2023:

	Fiscal year ended March 31,		
	2025	2024	2023
Changes in plan assets and benefit obligations:			
New prior service cost	$ —	$ —	$ —
Net loss (gain) arising during the year	228	7,439	(10,352)
Effect of exchange rates on amounts included in AOCI	260	127	(957)
Amounts recognized as a component of net periodic benefit costs:			
Amortization of prior service cost	(42)	(42)	(41)
Amortization or settlement recognition of net loss	1,069	(284)	(438)
Total recognized in other comprehensive (income) loss	$1,515	$7,240	$(11,788)

The amounts included in AOCI as of March 31, 2025 that are expected to be recognized as components of net periodic pension cost (before tax) during the next twelve months are as follows:

Prior service cost	$ (42)
Net loss	(567)
Net amount expected to be recognized	$(609)

The accumulated benefit obligation related to all defined benefit pension plans and information related to unfunded and underfunded defined benefit pension plans at the end of each fiscal year are as follows:

	United States Plans		International Plans	
	March 31,		March 31,	
	2025	2024	2025	2024
All defined benefit plans:				
Accumulated benefit obligation	$—	$13,313	$51,690	$53,169
Unfunded defined benefit plans:				
Projected benefit obligation	$—	$ —	$26,871	$27,009
Accumulated benefit obligation	—	—	24,787	24,930
Defined benefit plans with a projected benefit obligation in excess of the fair value of plan assets:				
Projected benefit obligation	$—	$ —	$27,214	$27,009
Fair value of plan assets	—	—	325	—
Defined benefit plans with an accumulated benefit obligation in excess of the fair value of plan assets:				
Projected benefit obligation	$—	$ —	$26,871	$27,009
Accumulated benefit obligation	—	—	24,787	24,930
Fair value of plan assets	—	—	—	—

Assumptions

Significant assumptions used to determine the net periodic benefit cost for the U.S. and International plans were as follows:

	United States Plans			International Plans		
	Fiscal year ended March 31,			Fiscal year ended March 31,		
	2025	2024	2023	2025	2024	2023
Discount rate	5.2%	4.9%	3.7%	3.8%-5.3%	3.5%-6.0%	1.5%-5.4%
Expected return on plan assets	3.25	5.5	5.5	4.8-5	4-4.7	3.1-5.3
Rate of compensation increase	N/A	N/A	N/A	2.5-4.5	2.3-4.5	1.8-5.5

N/A = not applicable

Significant assumptions used to determine the projected benefit obligations for the U.S. and International plans were as follows:

	United States Plans		International Plans	
	March 31,		March 31,	
	2025	2024	2025	2024
Discount rate	N/A	5.2%	3.3%-5.9%	3.8%-5.3%
Rate of compensation increase	N/A	N/A	2.0-4.5	2.5-4.5

N/A = not applicable

The United States plans do not include compensation in the formula for determining the pension benefit as it is based solely on years of service.

The expected long-term rate of return for the Company's pension plan assets is based upon the target asset allocation and is determined using forward looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. The Company evaluates the rate of return assumptions for each of its plans on an annual basis.

Pension Plan Investment Strategy

The US plan has been terminated during fiscal 2025. Once all expenses associated with the plan termination have been paid, any excess cash will be returned to the company. In fiscal 2024, the UK plan entered in an annuity insurance contract and now the UK plan is fully insured.

The following table represents the Company's pension plan investments measured at fair value as of March 31, 2025 and 2024 and the basis for that measurement:

| | March 31, 2025 | | | | | | | |
| | United States Plans | | | | International Plans | | | |
	Total Fair Value Measurement	Quoted Price In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurement	Quoted Price In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset category:								
Cash and cash equivalents	$1,157	$1,157	$—	$—	$ 3,252	$3,252	$—	$ —
Equity securities								
US[a]	—	—	—	—	—	—	—	—
International[b]	—	—	—	—	—	—	—	—
Fixed income[c]	—	—	—	—	324	—	324	—
Other investments[d]	—	—	—	—	26,588	—	—	26,588
Total	$1,157	$1,157	$—	$—	$30,164	$3,252	$ 324	$26,588

| | March 31, 2024 | | | | | | | |
| | United States Plans | | | | International Plans | | | |
	Total Fair Value Measurement	Quoted Price In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurement	Quoted Price In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset category:								
Cash and cash equivalents	$ 5,473	$ 5,473	$—	$—	$ 3,752	$3,752	$—	$ —
Equity securities								
US[a]	—	—	—	—	—	—	—	—
International[b]	—	—	—	—	—	—	—	—
Fixed income[c]	9,680	9,680	—	—	314	—	314	—
Other investments[d]	—	—	—	—	28,497	—	—	28,497
Total	$15,153	$15,153	$—	$—	$32,563	$3,752	$314	$28,497

The fair values presented above were determined based on valuation techniques to measure fair value as discussed in Note 1.

(a) US equities include companies that are well diversified by industry sector and equity style (i.e., growth and value strategies). Active and passive management strategies are employed. Investments are primarily in large capitalization stocks and, to a lesser extent, mid- and small-cap stocks.

(b) International equities are invested in companies that are traded on exchanges outside the U.S. and are well diversified by industry sector, country and equity style. Active and passive strategies are employed. The vast majority of the investments are made in companies in developed markets with a small percentage in emerging markets.

(c) Fixed income consists primarily of investment grade bonds from diversified industries.

(d) Other investments consists of a buy-in annuity insurance contract. The fair value of the buy-in policy is set equal to the value of the obligations as determined by the actuary. This value is considered Level 3 due to the use of the significant unobservable inputs.

Level 3 Rollforward

The following presents our Level 3 Rollforward for our defined pension plan assets:

Beginning of year balance as of March 31, 2024	$28,497
Actual return on plan assets, relating to assets still held at the reporting date	$ (1,511)
Purchases	$ (1,024)
Change due to exchange rate changes	$ 626
End of year balance as of March 31, 2025	$26,588

The Company expects to make cash contributions of approximately $1,616 to its pension plans in fiscal 2026.

Estimated future benefit payments under the Company's pension plans are as follows:

2026	$ 2,588
2027	2,468
2028	3,014
2029	3,579
2030	3,965
Years 2031-2035	20,097

Defined Contribution Plan

The Company maintains defined contribution plans primarily in the U.S. and U.K. eligible employees can contribute a portion of their pre-tax and / or after-tax income in accordance with plan guidelines and the Company will make contributions based on the employees' eligible pay and /or will match a percentage of the employee contributions up to certain limits. Matching contributions charged to expense for the fiscal years ended March 31, 2025, 2024 and 2023 were $22,031, $22,819 and $20,933, respectively.

17. Stockholders' Equity

Preferred Stock and Common Stock

The Company's certificate of incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock"). At March 31, 2025 and 2024, no shares of Preferred Stock were issued or outstanding. The Board of Directors of the Company has the authority to specify the terms of any Preferred Stock at the time of issuance.

The following demonstrates the change in the number of shares of common stock outstanding during fiscal years ended March 31, 2023, 2024 and 2025, respectively:

Shares outstanding as of March 31, 2022	40,986,658
Purchase of treasury stock	(358,365)
Shares issued towards equity-based compensation plans, net of equity awards surrendered for option price and taxes	272,766
Shares outstanding as of March 31, 2023	40,901,059
Purchase of treasury stock	(1,002,415)
Shares issued under equity-based compensation plans, net of equity awards surrendered for option price and taxes	373,292
Shares outstanding as of March 31, 2024	40,271,936
Purchase of treasury stock	(1,568,292)
Shares issued under equity-based compensation plans, net of equity awards surrendered for option price and taxes	488,417
Shares outstanding as of March 31, 2025	39,192,061

Treasury Stock

In fiscal 2025, the Company purchased 1,568,292 shares for $153,961. The Company purchased 1,002,415 shares for $95,690 in fiscal 2024 and 358,365 shares for $22,907 in fiscal 2023. At March 31, 2025 and 2024, the Company held 17,647,529 and 16,091,988 shares as treasury stock, respectively.

Treasury Stock Reissuance

During fiscal 2025, fiscal 2024 and fiscal 2023, the Company also issued 12,751, 13,981 and 17,077 shares out of its treasury stock, respectively, valued at $62.55 per share, on a FIFO basis, to participants under the Company's Employee Stock Purchase Plan.

Accumulated Other Comprehensive Income ("AOCI")

The components of AOCI, net of tax, are as follows:

	Beginning Balance	Before Reclassifications	Amount Reclassified from AOCI	Ending Balance
March 31, 2025				
Pension funded status adjustment	$ (9,798)	$ 132	$ (708)	$ (10,374)
Net unrealized gain (loss) on derivative instruments	755	(2,339)	1,315	(269)
Foreign currency translation adjustment[(1)]	(195,808)	(41,028)	—	(236,836)
Accumulated other comprehensive loss	$(204,851)	$(43,235)	$ 607	$(247,479)
March 31, 2024				
Pension funded status adjustment	$ (4,423)	$ (5,672)	$ 297	$ (9,798)
Net unrealized gain (loss) on derivative instruments	1,411	6,283	(6,939)	755
Foreign currency translation adjustment[(1)]	(180,462)	(15,346)	—	(195,808)
Accumulated other comprehensive loss	$(183,474)	$(14,735)	$(6,642)	$(204,851)
March 31, 2023				
Pension funded status adjustment	$ (12,637)	$ 7,872	$ 342	$ (4,423)
Net unrealized gain (loss) on derivative instruments	2,963	(2,453)	901	1,411
Foreign currency translation adjustment[(1)]	(133,821)	(46,641)	—	(180,462)
Accumulated other comprehensive loss	$(143,495)	$(41,222)	$ 1,243	$(183,474)

(1) Foreign currency translation adjustment for the fiscal year ended March 31, 2025, March 31, 2024, March 31, 2023 and includes a $10,600 gain (net of taxes of $3,235), $2,615 loss (net of taxes of $797) and 19,491 gain (net of taxes 4,557), respectively, related to the Company's cross-currency fixed interest rate swap contracts.

The following table presents reclassifications from AOCI during the twelve months ended March 31, 2025:

Components of AOCI	Amounts Reclassified from AOCI	Location of (Gain) Loss Recognized on Income Statement
Derivatives in Cash Flow Hedging Relationships:		
Net unrealized loss on derivative instruments	$ 1,717	Cost of goods sold
Tax benefit	(402)	
Net unrealized loss on derivative instruments, net of tax	$ 1,315	
Derivatives in net investment hedging relationships:		
Net unrealized gain on derivative instruments	$(4,413)	Interest expense
Tax expense	1,032	
Net unrealized gain on derivative instruments, net of tax	$(3,381)	
Defined benefit pension costs:		
Prior service costs, deferrals, and settlements	$(1,027)	Net periodic benefit cost, included in other (income) expense, net - See Note 16
Tax expense	319	
Net periodic benefit cost, net of tax	$ (708)	

The following table presents reclassifications from AOCI during the twelve months ended March 31, 2024:

Components of AOCI	Amounts Reclassified from AOCI	Location of (Gain) Loss Recognized on Income Statement
Derivatives in Cash Flow Hedging Relationships:		
Net unrealized gain on derivative instruments	$(9,057)	Cost of goods sold
Tax benefit	2,118	
Net unrealized gain on derivative instruments, net of tax	$(6,939)	
Derivatives in net investment hedging relationships:		
Net unrealized gain on derivative instruments	$ (713)	Interest expense
Tax expense	167	
Net unrealized gain on derivative instruments, net of tax	$ (546)	
Defined benefit pension costs:		
Prior service costs and deferrals ..	$ 326	Net periodic benefit cost, included in other (income) expense, net - See Note 16
Tax benefit	(29)	
Net periodic benefit cost, net of tax	$ 297	

The following table presents reclassifications from AOCI during the twelve months ended March 31, 2023:

Components of AOCI	Amounts Reclassified from AOCI	Location of (Gain) Loss Recognized on Income Statement
Derivatives in Cash Flow Hedging Relationships:		
Net unrealized loss on derivative instruments	$ 1,176	Cost of goods sold
Tax benefit	(275)	
Net unrealized loss on derivative instruments, net of tax	$ 901	
Derivatives in net investment hedging relationships:		
Net unrealized gain on derivative instruments	$(3,587)	Interest expense
Tax expense	839	
Net unrealized gain on derivative instruments, net of tax	$(2,748)	
Defined benefit pension costs:		
Prior service costs and deferrals	$ 478	Net periodic benefit cost, included in other (income) expense, net - See Note 16
Tax benefit	(136)	
Net periodic benefit cost, net of tax	$ 342	

18. Stock-Based Compensation

As of March 31, 2025, the Company maintains the 2023 Equity Incentive Plan ("2023 EIP"). The 2023 EIP reserved 3,614,500 shares of common stock for the grant of various classes of nonqualified stock options, restricted stock units, market condition-based on total shareholder return ("TSR") and performance condition-based share units ("PSU") and other forms of equity-based compensation. Shares subject to any awards that expire without being exercised or that are forfeited or settled in cash shall again be available for future grants of awards under the 2023 EIP. Shares subject to stock option or stock appreciation right awards, that have been retained by the Company in payment or satisfaction of the exercise price and any applicable tax withholding obligation of such awards, shall not be available for future grant under the 2023 EIP.

As of March 31, 2025, 2,837,222 shares are available for future grants. The Company's equity incentive plans are intended to provide an incentive to employees and non-employee directors of the Company to remain in the service of the Company and to increase their interest in the success of the Company in order to promote the long-term interests of the Company. The plans seek to promote the highest level of performance by providing an economic interest in the long-term performance of the Company. The Company settles employee share-based compensation awards with newly issued shares.

Stock Options

During fiscal 2025, the Company granted to management and other key employees 266,027 non-qualified options that vest ratably over 3 years from the date of grant. Options expire 10 years from the date of grant.

The Company recognized stock-based compensation expense relating to stock options of $5,869, with a related tax benefit of $1,161 for fiscal 2025, $7,022 with a related tax benefit of $730 for fiscal 2024 and $6,232 with a related tax benefit of $848 for fiscal 2023.

For purposes of determining the fair value of stock options granted, the Company used a Black-Scholes Model with the following assumptions:

	2025	2024	2023
Risk-free interest rate	3.84%	4.24%	2.92%
Dividend yield	1.02%	0.95%	0.99%
Expected life (years)	6	6	6
Volatility	38.61%	38.25%	37.40%

The following table summarizes the Company's stock option activity in the years indicated:

	Number of Options	Weighted-Average Remaining Contract Term (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Options outstanding as of March 31, 2022	975,605	7.5	$ 78.94	$ 3,605
Granted	310,140		75.33	—
Exercised	(75,180)		65.22	1,561
Forfeited	(9,575)		80.05	39
Expired	(4,679)		85.12	—
Options outstanding as of March 31, 2023	1,196,311	7.3	$ 78.83	$12,150
Granted	200,314		101.04	—
Exercised	(197,350)		71.81	6,110
Forfeited	(9,166)		78.68	158
Expired	—		—	—
Options outstanding as of March 31, 2024	1,190,109	7.0	$ 83.74	$15,043
Granted	266,027		101.56	—
Exercised	(139,016)		76.66	3,950
Forfeited	(29,340)		98.38	115
Expired	—		—	—
Options outstanding as of March 31, 2025	1,287,780	6.8	$ 87.85	$10,472
Options exercisable as of March 31, 2025	818,637	5.7	$ 83.13	$ 8,951
Options vested and expected to vest, as of March 31, 2025	1,269,049	6.8	$ 87.68	$10,455

The following table summarizes information regarding stock options outstanding as of March 31, 2025:

Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price
$57.60-$60.00	90,520	4.0	$ 57.73
$70.01-$80.00	378,411	6.4	$ 75.71
$80.01-$90.00	159,380	4.2	$ 83.01
$90.01-$100.00	209,579	8.1	$ 93.60
$100.01-$109.69	449,890	8.1	$103.24
	1,287,780	6.8	$ 87.85

Restricted Stock Units, Market and Performance-condition based Awards

Non-Employee Directors

In fiscal 2025, the Company granted to non-employee directors 19,214 deferred restricted stock units ("DSU") at the fair value of $76.52 per unit at the date of grant. In fiscal 2024, such grants amounted to 21,147 DSU's at the fair value of $76.83 per unit at the date of grant and in fiscal 2023, such grants amounted to 39,792 DSU's units at the fair value of $42.95 unit at the date of grant. The awards vest immediately upon the date of grant and are settled in shares of common stock six months after termination of service as a director.

The Company also granted to non-employee directors, during fiscal 2025, fiscal 2024 and fiscal 2023, 9,972, 8,386, and 1,635 restricted stock units, respectively, at fair values of $98.62, $94.34 and $66.90, respectively, under the deferred compensation plan for non-employee directors.

Employees

In fiscal 2025, the Company granted to management and other key employees 361,222 restricted stock units that vest ratably over four years from the date of grant, at the fair value of $94.63 per restricted stock unit.

In fiscal 2024, the Company granted to management and other key employees 269,751 restricted stock units that vest ratably over four years from the date of grant at the fair value of $94.31 per restricted stock unit.

In fiscal 2023, the Company granted to management and other key employees 345,449 restricted stock units that vest ratably over four years from the date of grant at a fair value of $70.88 per restricted stock unit.

A summary of the changes in restricted stock units, including DSU's, and TSRs awarded to employees and directors that were outstanding under the Company's equity compensation plans during fiscal 2025 is presented below:

	Restricted Stock Units (RSU)		Market condition-based Share Units (TSR)	
	Number of RSU	Weighted-Average Grant Date Fair Value	Number of TSR	Weighted-Average Grant Date Fair Value
Non-vested awards as of March 31, 2024	1,022,836	$69.24	1,132	$66.89
Granted	361,222	94.63	—	—
Stock dividend	9,685	75.49	11	66.89
Performance factor	—	—	—	—
Vested	(435,043)	64.39	—	—
Forfeitures	(38,993)	86.69	—	—
Non-vested awards as of March 31, 2025	919,707	$80.42	1,143	$66.89

A-118

The Company recognized stock-based compensation expense relating to restricted stock units of $21,867, with a related tax benefit of $3,520 for fiscal 2025, $23,585, with a related tax benefit of $4,557 for fiscal 2024 and $20,139, with a related tax benefit of $3,746 for fiscal 2023.

All Award Plans

As of March 31, 2025, unrecognized compensation expense associated with the non-vested equity awards outstanding was $64,214 and is expected to be recognized over a weighted-average period of 27 months.

19. Earnings Per Share

The following table sets forth the reconciliation from basic to diluted weighted-average number of common shares outstanding and the calculations of net earnings per common share attributable to EnerSys stockholders.

	Fiscal year ended March 31,		
	2025	2024	2023
Net earnings attributable to EnerSys stockholders	$ 363,735	$ 269,096	$ 175,810
Weighted-average number of common shares outstanding:			
Basic	39,760,829	40,669,392	40,809,235
Dilutive effect of:			
Common shares from exercise and lapse of equity awards, net of shares assumed reacquired	677,750	702,047	517,520
Diluted weighted-average number of common shares outstanding	40,438,579	41,371,439	41,326,755
Basic earnings per common share attributable to EnerSys stockholders	$ 9.15	$ 6.62	$ 4.31
Diluted earnings per common share attributable to EnerSys stockholders	$ 8.99	$ 6.50	$ 4.25
Anti-dilutive equity awards not included in diluted weighted-average common shares	551,411	356,893	710,678

20. Commitments, Contingencies and Litigation

Litigation and Other Legal Matters

In the ordinary course of business, the Company and its subsidiaries are routinely defendants in or parties to pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. These actions and proceedings are generally based on alleged violations of environmental, anti-competition, employment, contract and other laws. In some of these actions and proceedings, claims for substantial monetary damages are asserted against the Company and its subsidiaries. In the ordinary course of business, the Company and its subsidiaries are also subject to regulatory and governmental examinations, information gathering requests, inquiries, investigations, and threatened legal actions and proceedings. In connection with formal and informal inquiries by federal, state, local and foreign agencies, the Company and its subsidiaries receive numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of their activities.

European Competition Investigations

Certain of the Company's European subsidiaries had received subpoenas and requests for documents and, in some cases, interviews from, and have had on-site inspections conducted by the competition authorities of Belgium, Germany and the Netherlands relating to conduct and anticompetitive practices of certain industrial battery participants. As of March 31, 2025 and March 31, 2024, the Company did not have a reserve balance related to these matters.

The precise scope, timing and time period at issue, as well as the final outcome of the investigations or customer claims, remain uncertain. Accordingly, the Company's estimate may change from time to time, and actual losses could vary.

Environmental Issues

As a result of its operations, the Company is subject to various federal, state and local, as well as international environmental laws and regulations and is exposed to the costs and risks of registering, handling, processing, storing, transporting, and disposing of hazardous substances, especially lead and acid. The Company's operations are also subject to federal, state, local and international occupational safety and health regulations, including laws and regulations relating to exposure to lead in the workplace. The Company believes that it has adequate reserves to satisfy its environmental liabilities.

Collective Bargaining

At March 31, 2025, the Company had approximately 10,858 employees. Of these employees, approximately 28% were covered by collective bargaining agreements. Employees covered by collective bargaining agreements that expire in the next twelve months were approximately 8% of the total workforce. The average term of these agreements is 2 years, with the longest term being 4 years. The Company considers its employee relations to be good and did not experience any significant labor unrest or disruption of production during fiscal 2025.

Lead, Foreign Currency Forward Contracts and Swaps

To stabilize its lead costs and reduce volatility from currency movements, the Company enters into contracts with financial institutions. The vast majority of such contracts are for a period not extending beyond one year. The Company also entered into cross currency fixed interest rate swap agreements to hedge its net investments in foreign operations against future volatility in the exchange rates between U.S. Dollars and Euros and these agreements mature on December 15, 2027. Please refer to Note 14—Derivative Financial Instruments for more details.

Other

The Company has various purchase and capital commitments incidental to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

21. Restructuring, Exit and Other Charges

Restructuring Programs

The Company had committed to various restructuring plans aimed at improving operational efficiencies across its lines of business. All of these plans are complete. Restructuring and exit charges for the reportable segments are as follows:

During fiscal 2025, the Company announced and completed restructuring programs in all reportable segments to improve operational efficiencies. The charges related to Energy Systems severance payments amounted to $3,364

to approximately 160 employees. The charges related to Motive Power severance payments amounted to $1,492 to approximately 66 employees. The charges related to Specialty severance payments amounted to $397 to approximately 4 employees.

During fiscal 2024, the Company recorded charges related to our fiscal 2024 and fiscal 2023 programs in the Energy Systems and Motive Power segments to improve operational efficiencies. The charges related to severance payments and amounted to $4,468 to approximately 146 employees in the Energy Systems' segment and $2,713 to approximately 37 employees in the Motive Power segment.

During fiscal 2023, the Company recorded charges related to our fiscal 2022 programs in the Energy Systems segment to improve operational efficiencies. The charges related to severance payments and amounted to $1,230 to approximately 9 employees in the Energy Systems' segment.

Restructuring and exit charges for fiscal 2025, 2024 and 2023 by reportable segments are as follows:

	Fiscal year ended March 31, 2025			
	Energy Systems	Motive Power	Specialty	Total
Restructuring charges	$5,001	$1,575	$ 398	$ 6,974
Exit charges	993	4,144	2,317	7,454
Restructuring and other exit charges	$5,994	$5,719	$2,715	$14,428

	Fiscal year ended March 31, 2024			
	Energy Systems	Motive Power	Specialty	Total
Restructuring charges	$4,526	$ 3,445	$ 35	$ 8,006
Exit charges	4,312	8,253	7,532	20,097
Restructuring and other exit charges	$8,838	$11,698	$7,567	$28,103

	Fiscal year ended March 31, 2023			
	Energy Systems	Motive Power	Specialty	Total
Restructuring charges	$1,318	$ 327	$ 42	$ 1,687
Exit charges	123	12,537	2,092	14,752
Restructuring and other exit charges	$1,441	$12,864	$2,134	$16,439

A roll-forward of the restructuring reserve is as follows:

Balance at March 31, 2022	$ 1,030
Accrued	1,687
Costs incurred	(2,224)
Foreign currency impact and other	(48)
Balance at March 31, 2023	$ 445
Accrued	8,006
Costs incurred	(6,064)
Foreign currency impact and other	21
Balance at March 31, 2024	$ 2,408
Accrued	6,974
Costs incurred	(8,292)
Foreign currency impact and other	(11)
Balance at March 31, 2025	$ 1,079

Exit Charges

Fiscal 2024 Programs

Renewables

On November 8, 2023, the Company's Board of Directors approved a plan to stop production and operations of residential renewable energy products, which include our OutBack and Mojave brands. Management determined that residential renewable energy products no longer fit with the Company's core strategy and resources will be better allocated toward commercial energy solutions for enterprise customers. The Company estimates that the total charges for these actions will amount to approximately $24,500. Non-cash charges for inventory and fixed assets write offs, and impairment of an indefinite-lived intangible asset are estimated to be $23,600, and cash charges for employee severance and retention payments are estimated to be $900. The plan was completed as the end of fiscal 2025.

During fiscal 2024, the Company recorded non-cash charges totaling $551 primarily related to fixed assets and cash charges of $689 related to severance costs. The Company also recorded a non-cash write offs relating to inventories of $17,075, which was reported in cost of goods sold, and impairment of indefinite-lived intangible asset of $6,020.

During fiscal 2025, the Company recorded non-cash charges totaling $333 related to fixed asset write offs and inventories of $275.

Spokane

On November 8, 2023, the Company committed to a plan to close its facility in Spokane, Washington, which primarily manufactures enclosure systems for telecommunications and related end markets. Management determined that existing manufacturing locations have the capacity to satisfy demand for these products and will execute more efficient distribution to customers. The Company currently estimates that the total charges for these actions will amount to approximately $3,600 relating to $1,400 in cash charges for employee severance, and non-cash charges of $2,200 relating to fixed assets, facility lease, and inventory.

During fiscal 2024, the Company recorded cash charges of $1,343 primarily related to severance costs and non-cash charges totaling $2,066 related to lease right of use asset and fixed asset write offs.

During fiscal 2025, the Company recorded cash charges of $669 primarily related to manufacturing variances.

Fiscal 2023 Programs

Sylmar

In November 2022, the Company committed to a plan to close its facility in Sylmar, California, which manufactures specialty lithium batteries for aerospace and medical applications. Management determined to close the site upon the expiration of its lease on the property and to redirect production through consolidation into existing locations. The Company currently estimates total charges in the exit to amount to $13,661. Cash charges are estimated to total $9,769 primarily relating to severance and other costs to leave the site. Non-cash charges are estimated to be $3,892 relating to fixed assets, inventory, and contract assets. The plan was substantially complete as the end of fiscal 2024.

During fiscal 2023, the Company recorded cash charges of $1,682 related primarily related to severance costs and non-cash charges totaling $417 primarily relating to contract assets.

During fiscal 2024, the Company recorded cash charges of $7,155 primarily related to severance costs, relocation expenses, and manufacturing variances and non-cash charges totaling $377. The Company also recorded a non-cash write off relating to inventories of $3,098, which was reported in cost of goods sold.

During fiscal 2025, The Company recorded cash charges of $931 primarily related to relocation costs.

Ooltewah

On June 29, 2022, the Company committed to a plan to close its facility in Ooltewah, Tennessee, which produced flooded motive power batteries for electric forklifts. Management determined that future demand for traditional motive power flooded cells will decrease as customers transition to maintenance free product solutions in lithium and TPPL. The Company currently estimates that the total charges for these actions will amount to approximately $18,500. Cash charges for employee severance related payments, cleanup related to the facility, contractual releases and legal expenses are estimated to be $9,200 and non-cash charges from inventory and fixed asset write-offs are estimated to be $9,300. These actions will result in the reduction of approximately 165 employees. The majority of these charges were recorded by the end of fiscal 2024.

During fiscal 2023, the Company recorded cash charges relating to severance and manufacturing variances of $2,735 and non-cash charges of $7,261 relating to fixed asset write-offs. The Company also recorded a non-cash write off relating to inventories of $1,613, which was reported in cost of goods sold.

During fiscal 2024, the Company recorded cash charges relating to site cleanup and decommissioning equipment of $4,399.

During fiscal 2025, the Company recorded $474 cash charges relating to site cleanup.

Fiscal 2021 Programs

Hagen, Germany

In fiscal 2021, the Company's Board of Directors approved a plan to substantially close all of its facility in Hagen, Germany, which produces flooded motive power batteries for forklifts. Management determined that future demand for the motive power batteries produced at this facility was not sufficient, given the conversion from flooded to maintenance free batteries by customers, the existing number of competitors in the market, as well as the near term decline in demand and increased uncertainty from the pandemic. The Company plans to retain the facility with limited sales, service and administrative functions along with related personnel for the foreseeable future.

The Company currently estimates that the total charges for these actions will amount to approximately $60,000, the majority of which has been recorded as of March 31, 2022. Cash charges for employee severance related payments, cleanup related to the facility, contractual releases and legal expenses are estimated to be $40,000 and non-cash charges from inventory and equipment write-offs are estimated to be $20,000. These actions resulted in the reduction of approximately 200 employees.

During fiscal 2021, the Company recorded cash charges relating to severance of $23,331 and non-cash charges of $7,946 primarily relating to fixed asset write-offs.

During fiscal 2022, the Company recorded cash charges primarily relating to severance of $8,069 and non-cash charges of $3,522 primarily relating to fixed asset write-offs. The Company also recorded a non-cash write off relating to inventories of $960, which was reported in cost of goods sold.

During fiscal 2023, the Company recorded cash charges of $2,207 relating to primarily to site cleanup and $562 of non-cash charges relating to accelerated depreciation of fixed assets.

During fiscal 2024, the Company recorded cash charges of $2,118 relating primarily to site cleanup and $526 of non-cash charges relating to accelerated depreciation of fixed assets.

During fiscal 2025, the Company recorded cash charges of $3,625 relating primarily to site cleanup and $598 of non-cash charges relating to accelerated depreciation of fixed assets.

22. Warranty

The Company provides for estimated product warranty expenses when products are sold, with related liabilities included within accrued expenses and other liabilities. As warranty estimates are forecasts that are based on the best available information, primarily historical claims experience, costs of claims may ultimately differ from amounts provided. An analysis of changes in the liability for product warranties is as follows:

	Fiscal year ended March 31,		
	2025	2024	2023
Balance at beginning of year	$ 60,819	$ 56,630	$ 54,978
Current year provisions	32,400	34,110	29,132
Costs incurred	(27,867)	(30,160)	(25,251)
Foreign currency translation adjustment	1,069	239	(2,229)
Balance at end of year	$ 66,421	$ 60,819	$ 56,630

23. Other (Income) Expense, Net

Other (income) expense, net consists of the following:

	Fiscal year ended March 31,		
	2025	2024	2023
Cost of Funds Asset Securitizaion	$ 8,672	$ 8,776	$2,314
Non-service components of pension expense	(1,259)	1,530	315
Foreign exchange transaction (gains) losses	(3,324)	(6,053)	671
Other	2,904	5,178	4,893
Total	$ 6,993	$ 9,431	$8,193

24. Business Segments

The Company's chief operating decision maker, or CODM (the Company's Chief Executive Officer), reviews financial information for purposes of assessing business performance and allocating resources, by focusing on the lines of business on a global basis. The Company identifies the following as its four operating segments, based on lines of business:

- Energy Systems—uninterruptible power systems, or "UPS" applications for computer and computer-controlled systems, as well as telecommunications systems, switchgear and electrical control systems used in industrial facilities and electric utilities, large-scale energy storage and energy pipelines. Energy Systems also includes highly integrated power solutions and services to broadband, telecom, data center, and industrial customers, as well as thermally managed cabinets and enclosures for electronic equipment and batteries.

- Motive Power—power for electric industrial forklifts, AGVs other material handling equipment used in manufacturing, and warehousing operations, as well as equipment used in floor care, mining, rail and airport ground support applications.

- Specialty—premium starting, lighting and ignition applications in transportation, energy solutions for satellites, spacecraft, commercial aircraft, military, aircraft, submarines, ships, other tactical vehicles, defense applications and portable power solutions for soldiers in the field, as well as medical devices and equipment.

- New Ventures—energy storage and management systems for demand charge reduction, utility back-up power, and dynamic fast charging for electric vehicles.

The operating segments of Energy Systems, Motive Power, and Specialty also represent the Company's reportable segments under ASC 280, *Segment Reporting*. The results of New Ventures include start-up and operating expenses captured within the "Corporate and other" category of operating earnings.

Summarized financial information related to the Company's reportable segments at March 31, 2025, 2024 and 2023 and for each of the fiscal years then ended is shown below.

| | Twelve months ended | | | |
| | March 31, 2025 | | | |
	Energy Systems	Motive Power	Specialty	Total
Net Sales by segment to unaffiliated customers	$1,531,169	$1,484,117	$593,488	$3,608,774
Net sales from corporate and other				8,805
Total Net Sales				$3,617,579
Less:				
Other segment items[4]	$1,427,963	$1,251,362	$556,534	$3,244,664
Segment income	$ 103,206	$ 232,755	$ 36,954	$ 372,915
Less:				
Inventory adjustment relating to exit activities	274	—	3,335	3,609
Restructuring and other exit charges	5,994	5,719	2,715	14,428
Loss on assets held for sale	—	4,634	—	4,634
Amortization of intangible assets	23,620	685	7,500	31,805
Acquisition expense	11	11	2,476	2,498
Integration costs	(96)	—	4,086	3,990
Other	673	1,574	110	2,357
Total operating earnings by segment	$ 72,730	$ 220,132	$ 16,732	$ 309,594
Corporate and other[3]				$ 155,092
Operating earnings[2]				$ 464,686

(1) Reportable segments do not record inter-segment revenues and accordingly there are none to report.
(2) The Company does not allocate interest expense or other (income) expense, net, to the reportable segments.
(3) Corporate and other includes amounts managed on a company-wide basis and not directly allocated to any reportable segments, primarily relating to IRA production tax credits. Also, included are start-up costs for exploration of a new lithium plant as well as start-up operating expenses from the New Ventures operating segment.
(4) Primarily includes cost of sales and operating expenses

| | Twelve months ended | | | |
| | March 31, 2024 | | | |
	Energy Systems	Motive Power	Specialty	Total
Net Sales by segment to unaffiliated customers	$1,590,023	$1,456,181	$535,667	$3,581,871
Net sales from corporate and other				—
Total Net Sales				$3,581,871
Less:				
Other segment items[4]	$1,503,068	$1,241,531	$504,301	$3,248,900
Segment income	$ 86,955	$ 214,650	$ 31,366	$ 332,971
Less:				
Inventory adjustment relating to exit activities	17,075	—	3,098	20,173
Restructuring and other exit charges	8,840	11,697	7,566	28,103
Impairment of indefinite-lived intangibles	13,619	—	—	13,619
Legal proceedings charge, net	3,705	—	—	3,705
Amortization of intangible assets	24,503	683	2,808	27,994
Acquisition expense	16	185	—	201
Integration costs	420	—	—	420
Other	3,304	847	295	4,446
Total operating earnings by segment	$ 15,473	$ 201,238	$ 17,599	$ 234,310
Corporate and other[3]				$ 117,260
Operating earnings[2]				$ 351,570

(1) Reportable segments do not record inter-segment revenues and accordingly there are none to report.
(2) The Company does not allocate interest expense or other (income) expense, net, to the reportable segments.
(3) Corporate and other includes amounts managed on a company-wide basis and not directly allocated to any reportable segments, primarily relating to IRA production tax credits. Also, included are start-up costs for exploration of a new lithium plant as well as start-up operating expenses from the New Ventures operating segment.
(4) Primarily includes cost of sales and operating expenses

| | Twelve months ended | | | |
| | March 31, 2023 | | | |
	Energy Systems	Motive Power	Specialty	Total
Net Sales by segment to unaffiliated customers	$1,738,195	$1,451,244	$519,140	$3,708,579
Net sales from corporate and other				—
Total Net Sales				$3,708,579
Less:				
Other segment items[4]	$1,647,795	$1,271,272	$478,653	$3,397,720
Segment income	$ 90,400	$ 179,972	$ 40,487	$ 310,859
Less:				
Inventory adjustment relating to exit activities	(211)	892	—	681
Restructuring and other exit charges	1,441	12,864	2,134	16,439
Impairment of indefinite-lived intangibles	100	—	380	480
Amortization of intangible assets	27,383	441	2,923	30,747
Acquisition expense	87	317	—	404
Integration costs	138	—	—	138
Other	487	310	95	892
Total operating earnings by segment	$ 60,975	$ 165,148	$ 34,955	$ 261,078
Corporate and other[3]				$ 17,283
Operating earnings[2]				$ 278,361

(1) Reportable segments do not record inter-segment revenues and accordingly there are none to report.
(2) The Company does not allocate interest expense or other (income) expense, net, to the reportable segments.
(3) Corporate and other includes amounts managed on a company-wide basis and not directly allocated to any reportable segments, primarily relating to IRA production tax credits. Also, included are start-up costs for exploration of a new lithium plant as well as start-up operating expenses from the New Ventures operating segment.
(4) Primarily includes cost of sales and operating expenses

| | Fiscal year ended March 31, | | |
	2025	2024	2023
Capital Expenditures			
Energy Systems	$ 39,167	$33,626	$37,249
Motive Power	22,758	17,115	16,373
Specialty	47,016	35,596	35,150
Other	12,097	100	—
Total	$121,038	$86,437	$88,772
Depreciation and Amortization			
Energy Systems	$ 50,443	$49,469	$52,034
Motive Power	23,695	23,690	22,404
Specialty	26,706	18,762	16,715
Other	32	100	—
Total	$100,876	$92,021	$91,153

The Company's property, plant and equipment by reportable segments as of March 31, 2025 and 2024 are as follows:

	March 31, 2025	March 31, 2024
Property, plant and equipment, net		
Energy Systems	$198,841	$189,519
Motive Power	144,076	145,395
Specialty	236,861	197,368
Other	12,655	168
Total	$592,433	$532,450

The Company markets its products and services in over 100 countries. Sales are attributed to countries based on the location of sales order approval and acceptance. Sales to customers in the United States were 63.5%, 60.2% and 63.4% for fiscal years ended March 31, 2025, 2024 and 2023, respectively. Property, plant and equipment, net, attributable to the United States as of March 31, 2025 and 2024, were $422,263 and $357,416, respectively. No single country, outside the United States, accounted for more than 10% of the consolidated net sales or net property, plant and equipment and, therefore, was deemed not material for separate disclosure.

25. Subsequent Events

Dividend

On May 21, 2025, the Board of Directors approved a quarterly cash dividend of $0.24 per share of common stock to be paid on June 27, 2025, to stockholders of record as of June 13, 2025.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

(a) Disclosure Controls and Procedures. The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective.

(b) Internal Control Over Financial Reporting. There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. We completed the Bren-Tronics acquisition on July 26, 2024 and are in the process, but have not yet concluded our assessment of the effectiveness of our internal control over financial reporting including this recent acquisition. Accordingly, pursuant to the SEC's general guidance that an assessment of a recently acquired business may be omitted from the scope of an assessment in the year of acquisition, the scope of our assessment of the effectiveness of our disclosure controls and procedures does not include Bren-Tronics. For fiscal 2025, Bren-Tronics accounted for approximately 2% of sales, and as of March 31, 2025 approximately 6% of total assets.

The report called for by Item 308(a) of Regulation S-K is included herein as "Management Report on Internal Control Over Financial Reporting."

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2025.

The attestation report called for by Item 308(b) of Registration S-K is included herein as "Report of Independent Registered Public Accounting Firm," which appears in Item 8 in this Annual Report on Form 10-K.

s/ David M. Shaffer	/s/ Andrea J. Funk
David M. Shaffer	Andrea J. Funk
Chief Executive Officer	Chief Financial Officer

ITEM 9B. *OTHER INFORMATION*

As previously disclosed, Joern Tinnemeyer, EnerSys' former Chief Technology Offer, separated from employment with EnerSys on March 26, 2025 (the "Separation Date"). On April 15, 2025, EnerSys and Mr. Tinnemeyer entered into a Wage Continuation Agreement and Waiver and Release of Claims (the "Separation Agreement"), which provides, among other things, (a) continuation of his then current base salary for 34 weeks following the Separation Date, (b) continued eligibility to receive any payment under EnerSys' Management Incentive Plan for the year ended March 31, 2025, (c) if elected, payment of the same amount of premium for benefit coverage to be provided under COBRA for a period of up to 34 weeks following the Separation Date, (d) a release by Mr. Tinnemeyer in favor of EnerSys, (e) restrictive covenants by Mr. Tinnemeyer in favor of EnerSys related to non-competition, non-solicitation and confidentiality. The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation

Agreement, a copy of which is attached hereto as Exhibit 10.39 to this Annual Report on Form 10-K and is incorporated herein by reference.

10b5-1 Plans

During the quarter ended March 31, 2025, none of our directors or officers (as defined in Section 16 of the Securities Exchange Act of 1934, as amended) adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (each as defined in Item 408(a) and (c) of Regulation S-K).

ITEM 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this item is incorporated by reference from the sections entitled "Board of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance—Independence of Directors," "Corporate Governance—Process for Selection of Director Nominee Candidates," "Audit Committee Report," and "Certain Relationships and Related Transactions—Employment of Related Parties" of the Company's definitive proxy statement for its 2025 Annual Meeting of Stockholders (the "Proxy Statement") to be filed no later than 120 days after the fiscal year end.

We have adopted a Code of Business Conduct and Ethics that applies to all of our officers, directors and employees (including our Chief Executive Officer, Chief Financial Officer, and Corporate Controller) and have posted the Code on our website at www.enersys.com, and a copy is available in print to any stockholder who requires a copy. If we waive any provision of the Code applicable to any director, our Chief Executive Officer, Chief Financial Officer, and Corporate Controller, such waiver will be promptly disclosed to the Company's stockholders through the Company's website.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is incorporated by reference from the sections entitled "Corporate Governance—Compensation Committee" and "Executive Compensation" of the Proxy Statement") to be filed no later than 120 days after the fiscal year end.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT RELATED STOCKHOLDER MATTERS*

The information required by this item is incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement to be filed no later than 120 days after the fiscal year end.

| | Equity Compensation Plan Information | | |
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,208,630[1]	$87.68[2]	2,837,222
Equity compensation plans not approved by security holders	—	—	—
Total	2,208,630	$87.68	2,837,222

(1) Assumes a 200% payout on market and performance condition-based awards.
(2) Awards of restricted stock units, market and performance condition-based awards and deferred stock units held in both the EnerSys Voluntary Deferred Compensation Plan for Non-Employee Directors and the EnerSys Voluntary Deferred Compensation Plan for Executives were not included in calculating the weighted-average exercise price as they will be settled in shares of common stock for no consideration.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is incorporated by reference from the sections entitled "Corporate Governance," and "Certain Relationships and Related Transactions" of the Proxy Statement to be filed no later than 120 days after the fiscal year end.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required by this item is incorporated by reference from the section entitled "Audit Committee Report" of the Proxy Statement to be filed no later than 120 days after the fiscal year end.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this Report:

(1) Consolidated Financial Statements

See Index to Consolidated Financial Statements.

All other schedules are omitted because they are not applicable or the required information is contained in the consolidated financial statements or notes thereto.

(b) The following documents are filed herewith as exhibits:

Exhibit Number	Description of Exhibit
3.1	Fifth Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 001-32253) filed on February 6, 2013).
3.2	Fifth Amended and Restated Bylaws (incorporated by reference to Exhibits 3.2 to EnerSys' Quarterly Report on Form 10-Q for the quarter ended December 29, 2024 (File No. 001-32253) filed on February 5, 2025).
4.1	Indenture, dated as of April 23, 2015, among EnerSys, the Guarantors party thereto and MUFG Union Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to EnerSys' Current Report on Form 8-K (File No. 00-32253) filed on April 23, 2015).
4.2	Fourth Supplemental Indenture, dated as of December 11, 2019, among EnerSys, the Guarantors party thereto and MUFG Union Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to EnerSys' Current Report on Form 8-K (File No. 00-32253) filed on December 11, 2019).
4.3	Form of 4.375% Senior Note due 2027 (incorporated by reference to Exhibit 4.2 to EnerSys' Current Report on Form 8-K (File No. 00- 32253) filed on December 11, 2019).
4.4	Fifth Supplemental Indenture, dated as of January 11, 2024, among EnerSys, the Guarantors party thereto and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association, as successor in interest to MUFG Union Bank, N.A., as Trustee. (incorporated by reference to Exhibit 4.2 to EnerSys' Current Report on Form 8-K (File No. 00-32253) filed on January 11, 2024).
4.5	Form of 6.625% Senior Notes due 2032 (incorporated by reference to Exhibit 4.3 to EnerSys' Current Report on Form 8-K (File No. 00- 32253) filed on January 11, 2024).
4.6	Description of Capital Stock (filed herewith).
10.1	Credit Agreement, dated as of August 4, 2017, among EnerSys, certain other borrowers and guarantors identified therein, Bank of America, N.A., as administrative agent, swing line lender and Letters of Credit issuer, and other lenders party thereto (incorporated herein by reference to Exhibit 10.4 of EnerSys' Quarterly Report on Form 10-Q for the quarter ended July 2, 2017 (File No. 001-32253) filed with the SEC on August 9, 2017).
10.2	Stock Subscription Agreement, dated March 22, 2002, among EnerSys Holdings Inc., Morgan Stanley Dean Witter Capital Partners IV, L.P., Morgan Stanley Dean Witter Capital Investors IV, L.P., MSDW IV 892 Investors, L.P., Morgan Stanley Global Emerging Markets Private Investment Fund, L.P. and Morgan Stanley Global Emerging Markets Private Investors, L.P. (incorporated by reference to Exhibit 10.27 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).

Exhibit Number	Description of Exhibit
10.3	EnerSys 2013 Management Incentive Plan (incorporated by reference to Appendix A to EnerSys' Definitive Proxy Statement on Schedule 14A (File No. 001-32253) filed on June 27, 2013).
10.4	Second Amended and Restated EnerSys 2010 Equity Incentive Plan (incorporated by reference to Appendix A to EnerSys' Definitive Proxy Statement on Schedule 14A (File No. 001-32253) filed on June 23, 2016).
10.5	EnerSys Voluntary Deferred Compensation Plan for Executives as amended August 5, 2010, and May 26, 2011 (incorporated by reference to Exhibit 10.23 to EnerSys' Annual Report on Form 10-K (File No. 001-32253) filed on May 31, 2011).
10.6	EnerSys 2018 Employee Stock Purchase Plan (incorporated by reference to Appendix A to EnerSys' Definitive Proxy Statement on Schedule 14A (File No. 001-32253) filed on June 21, 2018).
10.7	Form of Deferred Stock Unit Agreement – Non-Employee Directors – 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.35 to EnerSys' Annual Report on Form 10-K (File No. 001-32253) filed on May 31, 2011).
10.8	Form of Severance Agreement, (incorporated by reference to Exhibit 10.37 to EnerSys' Annual Report on Form 10-K (File No. 001- 32253) filed on May 28, 2013).
10.9	Form of Stock Option Agreement—Employees—2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.32 to EnerSys' Annual Report on Form 10-K for the year ended March 31, 2014 (File No. 001-32253) filed on May 28, 2014).
10.10	Form of Indemnification Agreement—Directors and Officers (incorporated by reference to Exhibit 10.37 to EnerSys' Annual Report on Form 10-K for the year ended March 31, 2016 (File No. 001-32253) filed on May 28, 2014).
10.11	Form of Indemnification Agreement—Directors and Officers (incorporated by reference to Exhibit 10.26 to EnerSys' Annual Report on Form 10-K for the year ended March 31, 2017 (File No. 001-32253) filed on May 30, 2017).
10.12	Form of Stock Option Agreement—Employees—2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.42 to EnerSys' Annual Report on Form 10-K for the year ended March 31, 2015 (File No. 001-32253) filed on May 27, 2015).
10.13	Form of Stock Option Agreement—Employees—2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.46 to EnerSys' Annual Report on Form 10-K for the year ended March 31, 2016 (File No. 001-32253) filed on May 31, 2016).
10.14	Form of letter agreement, dated June 7, 2017, between EnerSys and David M. Shaffer (incorporated herein by reference to Exhibit 10.1 EnerSys' Current Report on Form 8-K (File No. 001-32253) filed with the SEC on June 12, 2017).
10.15	Employment Offer Letter, dated October 20, 2014, of EnerSys Delaware Inc. to David M. Shaffer (incorporated by reference to Exhibit 10.5 to EnerSys' Quarterly Report on Form 10-Q for the period ended September 28, 2014 (File No. 001-32253) filed on November 5, 2014).
10.16	Form of letter agreement, dated June 7, 2017, between EnerSys and an executive officer (incorporated herein by reference to Exhibit 1 of EnerSys' Current Report on Form 8-K (File No. 001-32253) filed with the SEC on June 12, 2017).
10.17	Form of Deferred Stock Unit Agreement—Non-Employee Directors—2017 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 of EnerSys' Quarterly Report on Form 10-Q for the quarter ended July 2, 2017 (File No. 001-32253) filed with the SEC on August 9, 2017).

Exhibit Number	Description of Exhibit
10.18	Second Amendment to Credit Agreement, dated as of July 15, 2021, among EnerSys, certain of its subsidiaries party thereto, Bank of America, N.A., as administrative agent, swing line lender and l/c issuer, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of EnerSys' Current Report on Form 8-K (File No. 001-32253) filed with the SEC on July 15, 2021).
10.19	Third Amendment to Credit Agreement, dated as of September 8, 2022, among the Company, certain of its subsidiaries party thereto, B of America, N.A., as administrative agent, and the other lenders party thereto (incorporation by reference to Exhibit 10.1 to the Registrant Current Report on Form 8-K (File No. 001-32253) filed on September 8, 2022)
10.20	Fourth Amendment to Credit Agreement, dated as of March 22, 2023, among the Company, certain of its subsidiaries party thereto, Ba of America, N.A., as administrative agent, and the other lenders party thereto (file No. 001-32253) filed with the SEC on May 24, 2023
10.21	Form of Severance Letter Agreement, dated April 1, 2019, between EnerSys and Shawn M. O'Connell (incorporated by reference to Exhibit 10.28 of EnerSys' Annual Report on Form 10-K for the fiscal year ended March 31, 2020 (File No. 001-32253) filed with the SEC on June 1, 2020).
10.22	Form of Severance Letter Agreement, dated April 1, 2021, between EnerSys and Andrea J. Funk (incorporated by reference to Exhibit 10.1 of EnerSys' Current Report on Form 8-K (File No. 001-32253) filed with the SEC on April 1, 2022).
10.23	Amended and Restated 2017 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.32 of EnerSys' Annual Report on F 10-K for the fiscal year ended March 31, 2021 (File No. 001-32253) filed on May 26, 2021).
10.24	Form of Deferred Stock Unit Agreement – Non-Employee Directors – Amended and Restated 2017 Equity Incentive Plan (incorporate herein by reference to Exhibit 10.32 of EnerSys' Annual Report on Form 10-K for the fiscal year ended March 31, 2021 (File No. 001- 32253) filed on May 26, 2021).
10.25	Form of Stock Option Agreement – Employees – Amended and Restated 2017 Equity Incentive Plan (incorporated herein by reference Exhibit 10.32 of EnerSys' Annual Report on Form 10-K for the fiscal year ended March 31, 2021 (File No. 001-32253) filed on May 2 2021).
10.26	Form of Restricted Stock Unit Agreement—Employees – Amended and Restated 2017 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.32 of EnerSys' Annual Report on Form 10-K for the fiscal year ended March 31, 2021 (File No. 001-32253) file on May 26, 2021).
10.27	Voluntary Deferred Compensation Plan For Non-Employee Directors (incorporated herein by reference to Exhibit 10.1 of EnerSys' For 10-Q for the quarter ended July 2, 2023 (File Number 001-32253) filed on August 9, 2023).
10.28	EnerSys Voluntary Deferred Compensation Plan For Executives (incorporated herein by reference to Exhibit 10.2 of EnerSys' Form 10 for the quarter ended July 2, 2023 (File Number 001-32253) filed on August 9, 2023).
10.29	Award Agreement for Employees—Restricted Stock Units under the 2023 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 of EnerSys' Form 10-Q for the quarter ended July 2, 2023 (File Number 001-32253) filed on August 9, 2023).
10.30	Employee Stock Option Agreement under the 2023 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 of EnerSys Form 10-Q for the quarter ended July 2, 2023 (File Number 001-32253) filed on August 9, 2023).

Exhibit Number	Description of Exhibit
10.31	Award Agreement for Non-Employee Directors Deferred Stock Units (incorporated herein by reference to Exhibit 10.5 of EnerSys' For 10-Q for the quarter ended July 2, 2023 (File Number 001-32253) filed on August 9, 2023).
10.32	EnerSys 2023 Equity Incentive Plan (incorporated by reference to Appendix A to EnerSys' proxy statement on Schedule 14A dated June 22, 2023 for the annual meeting of shareholders held on August 3, 2023).
10.33	Severance Letter Agreement, April 4, 2025, between EnerSys and Joern Tinnemeyer, (filed herewith).
19.1	Policy on Insider Trading (incorporated herein by reference to Exhibit 19.1 of EnerSys' Annual Report on Form 10-K for the fiscal year ended March 31, 2024 (File No. 001-32253) filed on May 22, 2024)
21.1	Subsidiaries of the Registrant (filed herewith).
23.1	Consent of Ernst & Young LLP (filed herewith).
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) Under the Securities Exchange Act of 1934 (filed herewith).
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) Under the Securities Exchange Act of 1934 (filed herewith).
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Sec 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 of EnerSys' Annual Report on Form 10-K for the fiscal year ended March 31, 2024 (File No. 001-32253) filed on May 22, 2024)
101.INS	XBRL Instance Document—The instance document does not appear in the interactive data file because its XBRL tags are embedded with the inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Document
101.LAB	XBRL Taxonomy Extension Label Document
101.PRE	XBRL Taxonomy Extension Presentation Document

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSYS

By   /s/ DAVID M. SHAFFER

David M. Shaffer
Chief Executive Officer

May 21, 2025

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose name appears below hereby appoints David M. Shaffer and Andrea J. Funk and each of them, as his true and lawful agent, with full power of substitution and resubstitution, for him and in his, place or stead, in any and all capacities, to execute any and all amendments to the within annual report, and to file the same, together with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this annual report has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ DAVID M. SHAFFER David M. Shaffer	Chief Executive Officer	May 21, 2025
/s/ ANDREA J. FUNK Andrea J. Funk	Chief Financial Officer (Principal Accounting Officer)	May 21, 2025
/s/ CAROLINE CHAN Caroline Chan	Director	May 21, 2025
/s/ STEVEN M. FLUDDER Steven M. Fludder	Director	May 21, 2025
/s/ DAVID C. HABIGER David C. Habiger	Director	May 21, 2025
/s/ HOWARD I. HOFFEN Howard I. Hoffen	Director	May 21, 2025
/s/ LAUREN KNAUSENBERGER Lauren Knausenberger	Director	May 21, 2025
/s/ TAMARA MORYTKO Tamara Morytko	Director	May 21, 2025

Name	Title	Date
/s/ PAUL J. TUFANO Paul J. Tufano	Director	May 21, 2025
/s/ RONALD P. VARGO Ronald P. Vargo	Director	May 21, 2025
/s/ RUDOLPH WYNTER Rudolph Wynter	Director	May 21, 2025

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